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As filed with the Securities and Exchange Commission on April 15, 2004

Registration No. 333-11588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEA CONTAINERS LTD.
(Exact name of registrant as specified in its charter)

Bermuda	98-0038412
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

22 Victoria Street
Hamilton HM 12, Bermuda
(441) 295-2244
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

JOHN T. LANDRY, JR.
Sea Containers America Inc.
1155 Avenue of the Americas
New York, New York 10036
(212) 302-5066
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

STEPHEN V. BURGER Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 (212) 732-3200	ROHAN S. WEERASINGHE Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement, as determined by market conditions and other factors.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 15, 2004

This prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but they are not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

P R O S P E C T U S    S U P P L E M E N T
(To Prospectus Dated April 15, 2004)

$150,000,000

Sea Containers Ltd.

% Senior Notes due 2014

        The notes will bear interest at the rate of      % per year. Interest on the notes is payable on                        and                         of each year, beginning on                        , 2004. The notes will mature on                , 2014. We may redeem some or all the notes at any time on or after                , 2009. The redemption prices are given under the caption "Description of the Notes—Optional Redemption." We also have the right to redeem all of the notes if, at any time, changes in law require us to withhold taxes from payments on the notes.

        The notes will be our general unsecured obligations and will rank equally with all of our other unsecured unsubordinated indebtedness.

        Investing in the notes involves risks. See "Risk Factors" beginning on page S-18.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note		Total
Public Offering Price		%	$
Underwriting Discount		%	$
Proceeds to Sea Containers (before expenses)%			$

        Interest on the notes will accrue from            , 2004 to date of delivery.

        The underwriters expect to deliver the notes to purchasers on or about                        , 2004.

Sole Book-Running Manager
Citigroup

Lazard

Scotia Capital

Fortis Investment
Services LLC

                        , 2004

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement or in the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on its front cover page.

Summary

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference. It does not contain all the information that may be important to you. Before you decide whether to invest in the notes, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the "Risk Factors" section below and the reports which we have filed with the Securities and Exchange Commission and which are incorporated by reference in this prospectus supplement and the accompanying prospectus, including Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is attached to this prospectus supplement as Appendix A.

        The terms "Sea Containers," "the company," "we," "us," and "our" as used in this prospectus supplement refer to Sea Containers Ltd. and its subsidiaries as a combined entity, except where it is clear that such term means only Sea Containers Ltd. Throughout this prospectus supplement, we refer to the    % senior notes due 2014, as governed by the indenture described herein, as the "notes."

Sea Containers Ltd.

        Sea Containers and its subsidiaries engage in four main businesses:

  •
  ferry operations involving high speed and conventional passenger and vehicle ferry services in the Baltic Sea, English Channel, Irish Sea, Adriatic Sea and New York harbor;

  •
  high speed passenger rail operations in Britain between London and Scotland;

  •
  the leasing of marine cargo containers, principally through GE SeaCo SRL, Sea Containers' unconsolidated 50/50 joint venture with General Electric Capital Corporation, to a diversified customer base of liner ship operators and other transport companies throughout the world, and the manufacture and repair of container equipment; and

  •
  the ownership (or part ownership) and management of luxury hotels, restaurants, tourist trains and a river cruiseship throughout the world through Orient-Express Hotels Ltd., a New York Stock Exchange-listed company in which Sea Containers has a 42% equity interest. Since the fourth quarter of 2002, Orient-Express Hotels' financial results have not been consolidated with those of Sea Containers.

        In 2003, we generated revenue of $1.7 billion and EBITDA of $319 million. See footnote 8 to "Summary Consolidated Financial Data" below for reconciliations of EBITDA data herein to cash flow from operating activities under U.S. generally accepted accounting principles.

Ferry Operations

        Our Silja subsidiary operates a fleet of large multipurpose passenger and freight ferries, as well as smaller fast ferries in the Baltic Sea. Our U.K. ferry services operate on routes between England and France and between Scotland and Northern Ireland. We also operate a commuter ferry service in New York harbor and, in a joint venture with an unaffiliated party, a ferry service in the Adriatic Sea between Italy and Croatia. In addition to revenue from ticket sales, we derive substantial revenue from on-board catering, entertainment and retail sales, including duty-free sales on some of Silja's ferry routes.

        In 2003, our ferry operations transported approximately 8.1 million passengers and 1.0 million vehicles and generated revenue of $787 million and EBITDA of $82 million.

Rail Operations

        In 1996, the British government awarded us a seven-year franchise to operate the Great North Eastern Railway, or GNER, the high-speed passenger rail service along the east coast of Great Britain between London and Scotland and between London and Leeds. Since acquiring the GNER franchise, we have improved service, increased traffic volume and reduced unit costs. GNER is now one of the few U.K. franchises that no longer receives a government subsidy. Our franchise was extended in 2002 and now expires in April 2005. We plan to apply to the British government for a seven to ten year renewal.

        In 2003, our rail operations transported over 15 million passengers, covered more than 11 million train miles and generated revenue of $723 million and EBITDA of $97 million.

Marine Container Leasing

        Through our GE SeaCo joint venture, we lease cargo containers to a diversified customer base of liner ship operators and others throughout the world. We formed GE SeaCo in May 1998 by combining the container leasing businesses of Sea Containers and GE Capital to create one of the largest container leasing companies in the world and thereby benefit from economies of scale. GE SeaCo provides standard dry cargo containers as well as specialized containers used to transport cargoes not suited to standard dry cargo units, such as perishable food items, liquids and heavy machinery. Lease rates for specialized containers are often less volatile and often yield higher margins than for standard dry cargo containers.

        In addition to leasing containers which it owns, GE SeaCo manages and leases out containers owned by Sea Containers and GE Capital. Sea Containers itself also leases out a small fleet of containers outside the joint venture, and owns and operates container factories and depots and refrigerated and tank container service businesses. GE SeaCo's financial results are not consolidated with those of Sea Containers.

        In 2003, our marine container operations generated revenue of $133 million and EBITDA of $83 million, which include in both cases $23.7 million of net earnings from GE SeaCo accounted for under the equity accounting method. In 2003, GE SeaCo generated revenue of $99 million and net earnings of $44 million.

Leisure Investment

        Sea Containers' leisure operations are conducted through Orient-Express Hotels. Orient-Express Hotels currently owns or part owns and manages 39 distinctive properties including 30 deluxe hotels, three restaurants, five tourist trains and a river cruiseship, and has an investment in and provides marketing services for an additional five deluxe hotels. Altogether, these properties are located in 21 countries.

        In August 2000, we sold a portion of our interest in Orient-Express Hotels in its initial public offering. In 2002, following a restructuring of Sea Containers' ownership interest in Orient-Express Hotels and further public sales of Orient-Express Hotels shares, Orient-Express Hotels became less than majority-owned by Sea Containers, so that its results of operations are no longer consolidated with those of Sea Containers. Sea Containers currently owns 42% of the common shares of Orient-Express Hotels Ltd. (disregarding the shares owned by a wholly-owned subsidiary of Orient-Express Hotels).

        Orient-Express Hotels' class A common shares are listed on the New York Stock Exchange under the symbol "OEH." Orient-Express Hotels had a market capitalization of approximately $619,925,000 on April 12, 2004. In 2003, Orient-Express Hotels generated revenue and earnings from unconsolidated companies of $325 million, and net earnings of $24 million, of which $10.9 million have been included in Sea Containers' 2003 results under the equity accounting method.

Competitive Strengths

  General

        Ability to identify growth opportunities and to grow our businesses.    We believe that Sea Containers has been successful in identifying undervalued businesses and capitalizing on the growth opportunities presented by those businesses. For example,

  •
  in 1996, we identified the opportunities presented by the British government's auction of the franchise to operate the high-speed passenger rail service between London and Scotland. Since we acquired the GNER franchise, we have increased operating earnings by 350%, increased ridership by 18% and increased daily train services up to 122 from 100;

  •
  in 1999, we acquired a 50% interest in Silja, and the balance in 2002, and during our period of ownership, we have increased Silja's operating earnings (excluding non-recurring items) from $22.9 million in 2000 to $42.9 million in 2003; and

  •
  in 2002, Orient-Express Hotels acquired the hotels La Residencia in Mallorca, Spain and Le Manoir Aux Quat' Saisons in Oxford, England at attractive prices.

        Superior customer service.    We believe that our ferry and rail operations are well recognized in each of their markets for providing superior customer service. For instance, in 2001, GNER was awarded a prize for its customer service in the U.K. Railway Innovation Awards and, in 2000, GNER received the Customer Service and the Best Customer Experience prizes in the U.K. Railway Innovation Awards and National Rail Awards, respectively, as well as other prizes and commendations over the years. In 2002, Silja was selected in the annual CRM Grand Prix competition arranged by Teleperformance Finland as Finland's most successful customer service company among 86 Finnish customer service companies in various industry sectors.

        Realizing value in our businesses.    Our management teams are focused on realizing value from each of our businesses. For example, we significantly increased the operating earnings of the Isle of Man Steam Packet Company from $8.9 million in 1996 to $19.7 million in 2002, when we increased our ownership interest in this company to 100%. Reflecting our view that the remaining potential increase in value of the business was limited, we sold it in July 2003 at a substantial gain of $100 million. Also in 2003, Orient-Express Hotels realized a $4.3 million profit from its sale of Hotel Quinta do Lago in Portugal.

        In 2000, we decided that the best strategy for Sea Containers and its shareholders to realize the value of our leisure properties was to transfer all of them to Orient-Express Hotels and make it a separate public company. In 2000, we and Orient-Express Hotels sold approximately 37% of the equity shares in Orient-Express Hotels in connection with its initial public offering. Subsequently, when market values were attractive and to deconsolidate Orient-Express Hotels from our balance sheet, we sold additional shares.

        Diverse business portfolio.    We believe that, as compared to one-segment business enterprises, we are less reliant upon any single market, and that our business diversity limits our exposure to economic cycles. Each of our businesses—ferries, rail, container leasing and leisure—is affected to a degree by seasonality and by periodic cyclical downturns. However, they are rarely affected simultaneously.

  Ferry Operations

        Recognizable brand; a market leader.    We believe each of our ferry services—Silja, Hoverspeed and SeaStreak—is well recognized in the market in which it operates. Silja is one of the leaders in the Baltic Sea in passenger and freight ferries with a 34% market share in 2003 based on revenue.

        Diversity of our customer base and our revenue stream.    We provide services to a range of customer traffic, including leisure and business passengers and, for Silja, freight operators, which makes us less vulnerable to market fluctuations relating to any single segment of our customers. In addition, our revenue is generated from a variety of sources. In the case of Silja, for example, in 2003 we derived 28% of our revenue from ticket sales, 62% from on-board services such as catering, duty-free shopping and other retail sales, and 10% from cargo transport services.

        Barriers to entry.    The capital costs associated with launching a regularly scheduled ferry service can be significant, in particular the costs associated with the purchase of vessels. In some cases, securing ferry berths in the relevant ports is difficult. Also, the Baltic region in which Silja operates provides a natural geographic barrier to competition from cars and trains. Budget airlines compete for passengers on our longer routes, but we believe that Silja affords a superior minicruise experience and our fast ferries enable passengers to make relatively quick crossings with their cars.

        Significant growth opportunity in the Baltic Sea.    In 2003, Silja was a leading ferry operator in the Baltic Sea based on passenger volume and revenue. With Estonia joining the European Union in May 2004, our fastest growing sector is likely to be services to that country from Finland. We plan to grow our business in the Baltic by adding freight capacity on routes between Finland and Estonia, replacing tonnage on routes between Finland and Sweden, and starting a new route from Rostock, Germany to St. Petersburg, Russia to take advantage of the emergence of Russia as a global trading market and the growth of St. Petersburg as a tourist destination. The Finnish and Swedish governments are encouraging ferry business development in the region by reducing on-board staff payroll taxes.

  Rail Operations

        Proven quality of service.    We believe GNER is recognized in Britain as one of the best franchise operators in the country. GNER runs long haul rail services transporting passengers for business, leisure and tourism, and commanding higher yields than short haul services, which have a higher proportion of regular commuters. We believe that GNER provides high-quality on-board services designed to satisfy the needs of both the leisure and the business traveller.

        Densely populated routes.    GNER's routes extend 980 miles between London and Leeds and Scotland, with 52 stations. Key destinations like London, Leeds and Newcastle are among the most populous cities in England. These important business centers are reachable from London within three hours by train, which makes the train service competitive to airlines. We also stop in Edinburgh and Glasgow, the two largest cities in Scotland.

        Well positioned for new franchises.    We believe that GNER's superior service record, and the operating improvements instituted by GNER since it was awarded its franchise in 1996, position it well in its planned bid for the renewal of the franchise in 2005 and for potential new franchise awards. Later this year, we plan to bid for the Integrated Kent franchise, for which we are currently one of four bidders on the U.K. government short list. Also, GNER intends to bid for the Greater Western franchise in the U.K. and has joined with a strong bidding partner that also operates a passenger rail franchise in Britain. GNER believes that this partnership will enhance its chances to be awarded the Greater Western franchise.

  Marine Container Leasing

        A world leader.    GE SeaCo is one of the world's leading container lessors, based on the size and replacement value of its fleet. This leadership position enhances our buying power with manufacturers and gives GE SeaCo the ability to offer equipment for lease at attractive rates of return. GE SeaCo's fleet is approximately 831,000 Twenty-foot Equivalent Units, or TEU, including containers leased from and managed for Sea Containers and GE Capital. It is GE SeaCo's policy to maintain container inventories at more than 200 depots worldwide for prompt customer deliveries. It has a marketing network that covers over 80 countries with the ability to offer customers a complete range of containers for lease, including standard cargo containers, refrigerated containers, tank containers, swap-bodies and other container types for specialized use.

        Young and diversified fleet.    GE SeaCo's owned fleet of 262,000 TEU of containers, the first of which were acquired in 1998, is currently the youngest fleet in the industry, with an average age per container of less than three years. Newer equipment is often more appealing to customers. GE SeaCo has added $445 million of containers to its owned fleet over the last three years. The average original purchase cost is close to or below current newbuild prices, allowing GE SeaCo to charge competitive lease rates and achieve attractive investment returns. In addition to standard units, GE SeaCo offers its customers a diversified portfolio of specialized container equipment, as noted above, which generally provides higher margins.

        Low operating costs.    GE SeaCo's experienced container management helps it to keep repair, storage, repositioning and other operating costs low. Since 2002, for example, GE SeaCo has reduced its repositioning costs by approximately $5 million per year. Our economies of scale have enabled us to maintain low repair and storage charges at the depots we use.

        High growth market.    GE SeaCo is benefiting from the improvement of the container shipping market generally, which has seen growth of about 10% per annum in 2002 and 2003, driven by the recovering world economies and increased manufacturing in China and other Asian countries for export. Container demand is currently strong, resulting in both high utilization and improving lease rates.

  Leisure Investment

        Poised for lodging market recovery.    Since 2001, while it has generally maintained its room rates, Orient-Express Hotels has experienced declines in revenue primarily due to reduced occupancy. As regional economies recover and the public's confidence in world travel returns, as we expect notwithstanding the continuing threat of terrorist acts, we believe that demand for luxury hotels and tourist products should increase. Orient-Express Hotels has continued to improve and expand existing properties and acquire new ones fitting its portfolio. Orient-Express Hotels expects to continue to benefit from favorable demographic trends in relevant age and income brackets of U.S. and European populations, and from increased on-line travel bookings. As a result, management believes that Orient-Express Hotels is well positioned to benefit from occupancy increases.

        Distinctive properties in areas where there are high barriers to entry.    Orient-Express Hotels' properties are in distinctive locations throughout the world. Many properties are part of the local history and could not be replaced or would be prohibitively expensive to replicate. Also, strict zoning regulations in a number of countries, particularly Italy, prohibit or significantly restrict new hotel development in the vicinity of Orient-Express Hotels' existing properties.

        Luxury market focus.    Orient-Express Hotels focuses exclusively on the luxury end of the leisure market. It serves those guests who are less price sensitive and are willing to pay a premium for services and accommodations which have a special image, style and character. We believe that the Orient-Express Hotels name is widely recognized as an assurance of quality.

Business Strategy

        Our business strategy is to maintain and improve our position in each of our businesses by focusing on our key strengths in each business, such as:

  Ferry Operations

  •
  expanding through growth opportunities in both Estonia and Russia, capitalizing on Silja's strong brand recognition and market penetration;

  •
  focusing on the most profitable routes by increasing capacity and improving service, and continuing to assess alternatives for vessels that operate on less profitable routes; and

  •
  making acquisitions where we can apply our expertise and take advantage of attractive fast ferry opportunities.

  Rail Operations

  •
  extending our GNER franchise and adding other passenger rail franchises in the U.K.; and

  •
  growing ridership by improving on-board and at-station services such as on-board internet access and high quality catering.

  Marine Container Leasing

  •
  expanding containerization into developing markets such as Brazil, China, India and Russia;

  •
  strengthening our relationships with major shipping lines where business growth is fastest, while maintaining strong relationships with regional customers;

  •
  developing innovative container types, such as our patented SeaCell palletwide container which can substitute for a standard dry cargo container while affording more cubic capacity;

  •
  continuing to improve our fleet management to control and reduce operating costs; and

  •
  focusing new investment on our most successful container types.

        In addition, our general corporate strategy is to continue to reduce debt and finance costs, to extend the maturities of certain of our current debt and, when market conditions are favorable, to resume selling our remaining interest in Orient-Express Hotels.

Business History

        We began as a container leasing company in 1965, following the incorporation in New York of our predecessor, Sea Containers Inc. Sea Containers Ltd. was incorporated in Bermuda in 1974 and was listed on the New York Stock Exchange in 1976. In 1998, Sea Containers formed GE SeaCo SRL, a 50/50 joint venture with General Electric Capital Corporation organized in Barbados, through which Sea Containers currently conducts most of its container leasing activities.

        Sea Containers commenced ferry operations in the United Kingdom following the purchase of the Sealink ferry company from the British government in 1984. In 1986 we bought the Hoverspeed fast ferry business also in Britain. Sea Containers expanded its ferry services to the Baltic in 1999 through the acquisition of 50% of Silja, and it acquired the balance in 2002. Also in 1999, Sea Containers acquired the SeaStreak commuter ferry services between New York City and New Jersey. In 2003, Sea Containers sold its 100% interest in the Isle of Man Steam Packet Company Ltd., which had been acquired between 1985 and 1996.

        Sea Containers entered the high-speed passenger rail business in 1996 when the British government awarded our wholly-owned subsidiary, Great North Eastern Railway Ltd., a seven-year franchise to operate passenger trains along the east coast main line of Britain between London and Scotland. In 2002, the term of the franchise was extended to April 2005, and Sea Containers is currently planning to bid to renew this franchise for another seven to ten years, as well as to bid for two other franchises.

        Sea Containers entered the leisure business in 1976 with the acquisition of the Hotel Cipriani in Venice, Italy. Since then, this business has been continuously expanded. In 2000, Sea Containers transferred all its leisure properties to its subsidiary Orient-Express Hotels Ltd. and sold a portion of that company to the public. As a result of share sales by Sea Containers and Orient-Express Hotels since 2000, Sea Containers currently holds a 42% equity interest in Orient-Express Hotels and no longer consolidates that company's financial results with those of Sea Containers.

* * *

        You can find more detailed information concerning our businesses in Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is attached to this prospectus supplement as Appendix A.

        Sea Containers maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda (telephone 441-295-2244). Sea Containers also has a United Kingdom service company subsidiary—Sea Containers Services Ltd.—with offices at Sea Containers House, 20 Upper Ground, London SE1 9PF, England (telephone 011-44-20-7805-5000), and a United States subsidiary—Sea Containers America Inc.—with offices at 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

The Offering

Issuer	Sea Containers Ltd., a Bermuda company.
Notes Offered	$150,000,000 aggregate principal amount of % senior notes.
Maturity	, 2014.
Ranking	The notes
• will rank equal in right of payment with all present and future unsubordinated unsecured indebtedness of Sea Containers,
• will rank senior in right of payment to all present and future subordinated unsecured indebtedness of Sea Containers,
• will be effectively subordinated to all present and future secured indebtedness of Sea Containers to the extent of the assets securing such debt, and
• will not be guaranteed by any subsidiary of Sea Containers and so will be effectively subordinated to all present and future indebtedness and other liabilities of the subsidiaries of Sea Containers.
As of December 31, 2003, after giving effect to the sale of the notes and the application of the net proceeds therefrom,
• Sea Containers would have had $693,855,000 of indebtedness outstanding, all of which would have been unsubordinated indebtedness and $237,476,000 of which would have been secured, and
• subsidiaries of Sea Containers would have had $970,074,000 of indebtedness.

Sea Containers may incur additional indebtedness in the future, including secured indebtedness, except as limited by the indenture under which the notes will be issued and by the terms of other outstanding indebtedness. See "Description of the Notes—Ranking" and "Description of the Notes—Covenants."
Interest on the Notes
The notes will bear interest at the rate of % per annum from , 2004, payable twice a year in arrears on and in cash, commencing on , 2004, to the person in whose name a note is registered at the close of business on the preceding or , as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption	On or after , 2009, Sea Containers may redeem some or all of the notes at the redemption prices specified in this prospectus supplement. See "Description of the Notes—Optional Redemption."
Optional Tax Redemption
As of the date of this prospectus supplement, payments on the notes are not subject to withholding taxes in Bermuda. However, Sea Containers may redeem all, but not some, of the notes if it becomes obligated, under the laws of Bermuda or any other jurisdiction in which Sea Containers may in the future be organized or resident for tax purposes, to withhold or deduct any amount for taxes with respect to payments on the notes. The redemption price would be 100% of the principal amount of the notes, plus any accrued and unpaid interest to the date of redemption. If this obligation to withhold or deduct arises, Sea Containers will generally have to pay to each holder additional amounts that will offset any amounts withheld or deducted. See "Description of the Notes—Optional Tax Redemption."
Change of Control
If a "change of control" of Sea Containers should occur, as defined in the indenture for the notes, Sea Containers must make an offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See "Description of the Notes—Purchase of Notes upon Change of Control."
Covenants	The indenture for the notes will restrict Sea Containers' ability to
	1.	borrow money,
	2.	pay dividends, redeem capital stock or subordinated indebtedness, or invest in third parties, with funds that are characterized as "restricted payments,"
	3.	use assets as security in other transactions,
	4.	enter into transactions with affiliates of Sea Containers,
	5.	restrict payments to Sea Containers from its material subsidiaries,
	6.	sell its assets other than in the ordinary course of its business,
	7.	enter into sale and leaseback transactions,
	8.	permit its subsidiaries to borrow money or to issue preferred stock,
	9.	engage in businesses that are not similar or related to its current businesses, and
	10.	merge with or into other companies, or dispose of substantially all its assets.

The indenture will also require Sea Containers to maintain a minimum consolidated tangible net worth of $175,000,000, or else it must make an offer to purchase 10% of the aggregate principal amount of notes at 100% of their principal amount plus accrued and unpaid interest to the date of repurchase during each quarter that it fails to maintain this minimum consolidated tangible net worth.
Suspension of Covenants upon Achievement of Investment Grade Ratings
Sea Containers' obligations to comply with covenants 1, 2, 4, 6 and 8 above, and part of covenant 10 above, as well as the covenant above to maintain a minimum consolidated tangible net worth, will terminate if the notes achieve investment grade ratings from Standard & Poor's Ratings Group, a division of the McGraw-Hill Companies Inc., and Moody's Investors Service, Inc. The covenants will remain terminated even if the notes afterward lose their investment grade ratings. These covenants are subject to important exceptions and qualifications. See "Description of the Notes—Covenants."
Use of Proceeds
Sea Containers will use the net proceeds from this offering to repay and redeem the $79,729,000 aggregate principal amount outstanding of its 12 1/2% senior subordinated debentures due 2004, and will repay other existing indebtedness or to make acquisitions, or for other corporate purposes. See "Use of Proceeds."
Trustee and Paying Agent	The Bank of New York.
Listing	Application is being made to list the notes on the New York Stock Exchange.
Governing Law	New York law.

Summary Consolidated Financial Data

        Incorporated by reference in and attached to this prospectus supplement are the audited consolidated financial statements of Sea Containers included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003. The historical summary consolidated financial data in the table below have been derived from those financial statements and from the audited consolidated financial statements in Sea Containers' Annual Reports on Form 10-K for the fiscal years ended December 31, 2001, 2000, and 1999.

        The historical consolidated financial data for the years ended December 31, 2002 and December 31, 2003 reflect the consolidation of Silja Oy Ab effective May 1, 2002, when Sea Containers increased its interest in Silja to more than 50%. For periods ending prior to May 1, 2002, Sea Containers' interest in Silja was accounted for using the equity method of accounting. The historical consolidated financial data for the year ended December 31, 2002, also reflect the deconsolidation of Orient-Express Hotels during the fourth quarter of the year when Sea Containers reduced its interest in Orient-Express Hotels below 50%. Previously, Orient-Express Hotels was accounted for as a consolidated subsidiary of Sea Containers. Finally, the historical consolidated data for the year ended December 31, 2003, reflect the sale, effective July 1, 2003, of Sea Containers' Isle of Man Steam Packet Company Ltd. subsidiary for approximately $242,000,000 in cash, representing a gain on sale of $100,000,000. Also in the second half of 2003, Sea Containers recognized an aggregate of $46,000,000 of non-recurring charges.

        You should read the following information together with the "Management's Discussion and Analysis" and Sea Containers' historical consolidated financial statements and the accompanying notes appearing in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, a copy of which is attached to this prospectus supplement as Appendix A.

	Year ended December 31,
	1999		2000		2001		2002(1)		2003(2)
	(Dollars in millions)
Consolidated Earnings Data:
Revenue:
Ferry operations	$294.2		$247.8		$204.2		$576.6		$786.6
Rail operations	605.4		621.7		623.9		695.8		723.2
Container operations	152.4		149.2		122.3		111.9		109.2
Leisure operations	242.1		267.4		252.2		209.0		—
Other operations	12.7		11.0		13.1		21.6		25.7

	1,306.8		1,297.1		1,215.7		1,614.9		1,644.7
Other(3)	32.3		63.6		54.1		22.3		40.0

Total revenue and other	1,339.1		1,360.7		1,269.8		1,637.2		1,684.7

Expenses:
Depreciation and amortization	104.7		111.5		109.7		113.7		113.5
Operating	897.2		901.9		848.0		1,118.0		1,199.5
Selling, general and administrative	156.3		167.1		173.6		231.0		219.7

Total expenses	1,158.2		1,180.5		1,131.3		1,462.7		1,532.7

Earnings from operations before net finance costs:
Ferry operations	31.4		3.2		22.7		51.4		30.2
Rail operations	41.5		40.0		45.3		68.9		84.1
Container operations	58.2		48.1		30.6		23.4		36.0
Leisure operations	62.2		69.0		52.7		41.3		10.9
Other operations	(12.4)		19.9		(12.8)		(10.5)		(9.2)

	180.9		180.2		138.5		174.5		152.0

Gain on sale of ferry assets and non-recurring charges	—		—		—		—		54.0

Interest expense (net of capitalized interest)	(119.0)		(137.0)		(123.8)		(125.0)		(95.3)
Interest and related income(4)	4.7		15.9		7.9		10.3		10.0

Net finance costs	(114.3)		(121.1)		(115.9)		(114.7)		(85.3)

Earnings (losses) before minority interest, income taxes and cumulative effect of change in accounting principle	66.6		59.1		22.6		59.8		120.7
Minority interests	—		(6.2)		(11.0)		(10.9)		—
Provision for income taxes	(5.0)		(7.0)		(6.0)		(5.9)		(8.2)

Earnings (losses) before change in accounting principle	61.6		45.9		5.6		43.0		112.5
Cumulative effect of change in accounting principle(5)	(12.3)		—		—		—		—

Net earnings(6)	$49.3		$45.9		$5.6		$43.0		$112.5

Ratio of earnings to fixed charges(7)	1.2	x	1.2	x	1.0	x	1.2	x	1.5	x

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$103.8		$127.8		$216.9		$218.0		$213.3
Fixed assets, net	1,738.3		1,786.5		1,728.9		1,857.0		1,795.5
Total assets	2,515.4		2,609.0		2,652.4		2,796.0		2,761.9
Long-term debt	1,700.3		1,628.1		1,673.8		1,784.3		1,589.6
Shareholders' equity	485.5		524.6		492.9		586.8		731.8
Other Consolidated Financial Data:
Capital expenditures:
Ferry operations	$88.6		$70.4		$16.0		$56.7		$18.0
Rail operations	17.8		13.7		3.4		3.0		2.7
Container operations	3.3		34.6		26.3		18.5		13.4
Leisure operations	46.8		35.8		37.6		45.0		—
Other operations	1.9		7.2		7.3		.5		3.5

	$158.4		$161.7		$90.6		$123.7		$37.6

Net cash provided by (used in):
Operating activities	$110.6		$89.0		$105.3		$193.7		$98.4
Investing activities	(296.5)		(190.7)		(55.2)		(200.4)		190.9
Financing activities	188.9		130.1		41.6		(5.7)		(313.0)
Non-GAAP Based Measures:
EBITDA(8)	$285.6		$291.7		$248.3		$288.2		$319.5	(10)
Ratio of EBITDA to cash interest expense	2.5	x	2.1	x	1.9	x	2.5	x	3.1	x(11)
Ratio of long-term debt to EBITDA(9)	6.0	x	5.6	x	6.7	x	6.2	x	5.0	x(12)

(1)
The following unaudited pro forma financial information presents the consolidated results of operations of Sea Containers for 2002 as if the consolidation of Silja and the deconsolidation of Orient-Express Hotels had occurred on January 1, 2002, after giving effect to certain adjustments. The unaudited pro forma information is presented for informational purposes only and does not purport to be indicative of the results of operations of Sea Containers had those transactions occurred on January 1, 2002:

Year ended December 31, 2002
(Dollars in millions except per share amount)
Total revenue	$1,560
Total expenses	$1,409
Net earnings	$43
Net earnings on class A and class B common shares	$42
Basic and diluted earnings per class A and class B common share	$2.01

  For a discussion of the effects of Silja and Orient-Express Hotels on the reported results of Sea Containers in 2002 and 2001, see "Results of Operations (2003 compared to 2002 and 2002 compared to 2001)" in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report of Sea Containers on Form 10-K for the fiscal year ended December 31, 2003, which is attached to this prospectus supplement as Appendix A (the "2003 Form 10-K").

(2)
For a discussion of the effects of the sale of the Isle of Man Stream Packet Company Ltd. on the reported results of Sea Containers in 2003 and 2002, see "Results of Operations (2003 compared to 2002 and 2002 compared to 2001)" in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations in the 2003 Form 10-K, which is attached to this prospectus supplement as Appendix A. See also (1) a pro forma statement of consolidated operations of Sea Containers for the year ended December 31, 2003, reflecting the sale of the Isle of Man Stream Packet Company Ltd. and the application of sale proceeds as if the sale had occurred on January 1, 2002, which statement is filed as Exhibit 99(c) to the 2003 Form 10-K, and (2) note 3 to Sea Containers' consolidated financial statements in the 2003 Form 10-K.

(3)
"Other" comprises gains (losses) on asset sales and earnings from unconsolidated companies (principally GE SeaCo and Orient-Express Hotels) and includes Sea Containers' share of the net earnings of its equity investments as well as interest income related to loans and advances to the equity investees. See notes 1(g) and 4(b) to Sea Containers' consolidated financial statements in the 2003 Form 10-K.

(4)
Interest and related income includes foreign exchange gains of $8,099,000, $7,236,000, $3,454,000, $536,000 and $2,959,000 for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively. In addition, interest and related income in 2002 included a gain of $1,000,000 on redemption of Silja convertible bonds, in 2001 a gain of $2,141,000 on retirement of senior notes and subordinated debentures, and in 2000 a gain of $13,000,000 relating to the sale of a foreign currency swap. Also included are interest on loans to affiliates and interest on receivables related to deferred sales.

(5)
In the first quarter of 1999, Sea Containers adopted AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that all start-up activities be expensed as incurred. The $12,306,000 cumulative effect of this change (after reduction for income taxes of $nil) is included in earnings for the year ended December 31, 1999.

(6)
On January 1, 2002, Sea Containers adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides that goodwill and other intangibles with indefinite lives should not be amortized, but rather evaluated annually to determine impairment. Intangible assets with finite lives will continue to be amortized using the straight-line method over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Sea Containers determined that as of January 1, 2002 goodwill was not impaired.

  In accordance with the transitional disclosure requirements of SFAS No. 142, net earnings would have been adjusted by the addition of goodwill and other intangible asset amortization, net of tax, of $3,100,000 for the years ended December 31, 2001, 2000 and 1999.

(7)
"Earnings" for this ratio consist of earnings before minority interests, income taxes and change in accounting principle, fixed charges and preferred share dividends. "Fixed charges" for this ratio represent interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries. The ratio of earnings to fixed charges will not be materially affected by the issuance of the notes covered by this prospectus supplement.

(8)
"EBITDA" is earnings from operations plus depreciation and amortization. We believe that EBITDA information is commonly reported and widely used by investors and other interested parties because EBITDA is a useful measure for comparing operating performance and debt servicing ability on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved), or nonoperating factors such as historical cost. However, our EBITDA may not be comparable in all instances to EBITDA as disclosed by other companies. You should not consider EBITDA as an alternative to earnings from operations or net earnings (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, or as an alternative to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs.

        The following table reconciles Sea Containers' EBITDA to its cash flow from operating activities:

	Year ended December 31,
	1999	2000	2001	2002	2003
	(Dollars in millions)
EBITDA	$285.6	$291.7	$248.3	$288.2	$319.5
Adjustments to reconcile EBITDA to cash provided by operating activities:
Finance costs	(114.3)	(121.1)	(115.9)	(114.7)	(85.3)
Taxation	(5.0)	(7.0)	(6.0)	(5.9)	(8.2)
Minority interests	—	(6.2)	(11.0)	(10.9)	—
Undistributed earnings of affiliates and other non-cash items	(23.4)	(22.5)	(27.4)	(7.6)	(30.2)
(Gains) / losses from sale of assets	1.4	(39.0)	(23.1)	0.1	(101.4)
Non-recurring charges relating to asset writedowns	—	—	—	—	31.0
Change in assets and liabilities, net of effects from acquisition of subsidiaries:
Decrease/(increase) in accounts receivable	(10.5)	(7.1)	11.9	35.3	3.1
Increase / (decrease) in inventories	(8.3)	(5.5)	(0.4)	0.5	(5.9)
Increase / (decrease) in accounts payable	(14.9)	5.7	28.9	8.7	(24.2)

Cash provided by operating activities	$110.6	$89.0	$105.3	$193.7	$98.4

(9)
Long-term debt at December 31, 2002 includes loans relating to Silja as at that date. One hundred percent of Silja's EBITDA has been consolidated from May 1, 2002 only. From May 1, 1999 to May 1, 2002, Silja was accounted for on an equity basis and Sea Containers' 50% share of Silja's net earnings for that period is included in other.

(10)
Excluding the gain on sale of ferry assets ($100,000,000) and non-recurring charges ($46,000,000), EBITDA in 2003 was $265,500,000.

(11)
Excluding the gain on sale of ferry assets and non-recurring charges, the ratio of EBITDA to cash interest expense would have been 2.5x.

(12)
Excluding the gain on sale of ferry assets and non-recurring charges, the ratio of long-term debt to EBITDA would have been 6.0x.

Risk Factors

        You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment in the notes.

        We have separated the risks into four general groups:

  •
  risks that relate to Sea Containers' financial condition;

  •
  risks that relate specifically to owning the notes;

  •
  risks that relate to Sea Containers' four principal businesses; and

  •
  other risks.

        We have only described the risks we consider to be the most material. There may be additional risks that we currently deem less material or that are not presently known to us.

        If any of these risks occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. When we state below that a risk may have a material adverse effect, it means that such risk may have one or more of these effects. In such case, the market price of the notes could decline and our ability to pay interest and principal payments under the notes would be impaired.

        This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, also contain forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus supplement. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risk Factors Relating to Our Financial Condition

Sea Containers has significant debt repayment obligations in the future, particularly with respect to amounts due in 2006 and thereafter.

        At December 31, 2003, Sea Containers and its subsidiaries were obligated to repay through the end of 2004 approximately $362,537,000 of indebtedness, including $129,038,000 of borrowings under a $198,811,000 revolving credit facility from a syndicate of banks secured by container equipment, due October 24, 2004, and $79,729,000 of 12 1/2% Senior Subordinated Debentures due December 1, 2004.

        In May 2003, management undertook a plan to restructure Sea Containers' indebtedness by extending the maturity dates of certain indebtedness and by repaying other indebtedness by selling or refinancing certain assets. Pursuant to such restructuring plan, through December 31, 2003, Sea Containers and its subsidiaries had repaid or extended the maturity dates of approximately $260,298,000 of indebtedness. Approximately $222,000,000 of the indebtedness repaid came from the proceeds received from the sale of our Isle of Man Steam Packet Company ferry unit in the Irish Sea. In December 2003, Sea Containers entered into a working capital loan facility with a syndicate of banks in the amount of $100,000,000, of which $32,000,000 had been borrowed as of December 31, 2003. Throughout December 2003 and January 2004, Sea Containers issued and sold 2,000,000 class A common shares, realizing net cash proceeds of $35,630,000 used in part to repay short-term debt. Also, Sea Containers filed a registration statement with the Securities and Exchange Commission for a shelf offering of an additional 2,200,000 class A common shares, which registration statement became effective on February 23, 2004.

        The next steps of the restructuring plan contemplate

  •
  the extension of the maturity of Sea Containers' revolving credit facility due October 2004,

  •
  the repayment of the 12 1/2% senior subordinated debentures due 2004 and perhaps other debt with the proceeds of the sale of the notes being offered in this prospectus supplement,

  •
  the sale of additional newly issued class A common shares of Sea Containers, and

  •
  the sale of the common shares of Orient-Express Hotels owned by Sea Containers.

The sale of Sea Containers or Orient-Express Hotels shares will depend on market conditions. We cannot assure you that Sea Containers will be able to complete its restructuring plan on a timely basis or that Sea Containers will raise funds or extend maturities to the extent necessary.

        To the extent that indebtedness is refinanced or its maturity successfully extended, Sea Containers will have to repay the new or extended indebtedness when it becomes due, together with other indebtedness due in future years, and we cannot assure you that Sea Containers will have sufficient cash flow from operations to do so. Furthermore, although Sea Containers may seek to refinance some of its indebtedness in future years, it may not be able to obtain refinancing. Sea Containers has substantial additional indebtedness due in the future, particularly in 2006 and thereafter. As of December 31, 2003, Sea Containers and its subsidiaries had $138,413,000 of indebtedness due in 2005, $276,511,000 due in 2006, $146,032,000 due in 2007 and $667,930,000 due in 2008 and thereafter. Sea Containers may also incur additional indebtedness in the future.

        Any failure of Sea Containers to repay any indebtedness when due may result in a default under such indebtedness and cause cross-defaults under other indebtedness.

Sea Containers' substantial indebtedness could adversely affect its financial health.

        Sea Containers and its subsidiaries have a significant amount of debt and may incur additional debt from time to time. As of December 31, 2003, Sea Containers' consolidated long-term indebtedness was $1,593,658,000. Also, GE SeaCo, our 50/50 joint venture with General Electric Capital Corporation, which is not consolidated for accounting purposes with Sea Containers, had $510,552,000 of long-term indebtedness at December 31, 2003.

        This substantial indebtedness could

  •
  require Sea Containers to dedicate a large portion of its cash flow from operations to payments on its indebtedness and the indebtedness of its subsidiaries, and so reduce the availability of cash flow to fund its working capital, capital expenditures, product and service development and other general corporate purposes. For example, in 2003, Sea Containers and its subsidiaries generated $98,424,000 in cash from operating activities after paying interest of $104,477,000 and before loan principal repayments of $123,670,000,

  •
  limit Sea Containers' ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

  •
  increase its vulnerability to adverse economic and industry conditions, including the seasonality of some of its businesses, or

  •
  limit its flexibility in planning for, or reacting to, changes in its business and industry as well as the economy generally.

Covenants in Sea Containers' financing agreements could limit its discretion in operating its businesses, causing Sea Containers to make less advantageous business decisions. A substantial portion of Sea Containers' indebtedness is secured by its assets.

        Our financing agreements with about 50 commercial bank lenders contain covenants that include limits on additional debt secured by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt-to-equity ratio. Also, a substantial portion of Sea Containers' indebtedness is secured by its assets. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Sea Containers fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the assets securing such debt.

Increases in prevailing interest rates may increase our interest payment obligations.

        About 72% of Sea Containers' consolidated long-term debt at December 31, 2003, accrued interest at rates that fluctuate with prevailing interest rates, so that any increases in prevailing interest rates may increase our interest payment obligations. From time to time, Sea Containers enters into hedging transactions in order to manage its floating interest-rate exposure. At December 31, 2003, Sea Containers had swapped $177,430,000 of floating rate debt for fixed rate debt.

Sea Containers will need additional capital to finance the growth of its business.

        Our acquisition of new assets and properties, both for growth as well as for replacement, is capital intensive. The availability of future borrowings and access to the capital markets to finance these acquisitions depends on Sea Containers' ability to incur additional debt under its current financing agreements, on prevailing market conditions and on the acceptability of financing terms offered to Sea Containers. We cannot assure you that future borrowings or security offerings will be available, or available on attractive terms, to Sea Containers in an amount sufficient to enable it to fund its needs.

Risk Factors Relating to Your Ownership of the Notes

Sea Containers may depend on payments from its subsidiaries to service its debt.

        Sea Containers conducts a substantial portion of its business through subsidiaries, which generate a substantial portion of Sea Containers' revenue and cash flow. Sea Containers, therefore, may depend upon payments, dividends and distributions from its operating subsidiaries for funds to pay principal and interest on the notes.

        The indenture for the notes being offered in this prospectus supplement provides that Sea Containers will not, and will not permit any of its material subsidiaries to, create or allow any restriction on their ability to pay dividends to Sea Containers. However, the indenture also provides that any material subsidiary acquired by Sea Containers after the date of the indenture may be subject to such restrictions so long as the restrictions were in place before the date of acquisition. Sea Containers may also permit such restrictions in any agreement refinancing, renewing or replacing those agreements. See "Description of the Notes—Covenants—Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries."

Your right to receive payments under the notes effectively will be junior to the rights of Sea Containers' secured creditors and all creditors of subsidiaries of Sea Containers.

        The notes are unsecured. A significant portion of Sea Containers' debt is secured by its assets. As a result, the holders of Sea Containers' secured debt will have a claim to those assets which is prior to any claim which you may have to those assets, so that the notes will be effectively subordinated to that secured indebtedness. At December 31, 2003, Sea Containers had approximately $237,476,000 aggregate principal amount of secured debt.

        Also, the notes are not guaranteed by any of Sea Containers' subsidiaries and as a result will also be effectively subordinated to all indebtedness and other liabilities of these subsidiaries, which at December 31, 2003, amounted to about $970,074,000.

        Sea Containers and its subsidiaries will have the ability to incur additional indebtedness from time to time, including secured indebtedness.

        See "Description of the Notes—Ranking."

If the notes ever achieve investment grade ratings, and whether or not they maintain these ratings, Sea Containers will no longer need to comply with most of the restrictive covenants under the indenture.

        The indenture for Sea Containers' notes provides that Sea Containers' obligation to comply with most of its restrictive covenants will terminate if the notes receive investment grade ratings from Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, and Moody's Investors Service, Inc. These covenants will remain terminated even if the notes later lose their investment grade ratings. As a consequence, holders of notes will not regain the protection of these covenants if they ever should terminate. We cannot assure you that if the notes are rated investment grade, they will not be subsequently downgraded by the ratings agencies. See "Description of the Notes—Covenants."

Sea Containers cannot assure you that if a change of control of Sea Containers were to occur, Sea Containers would be able to raise sufficient funds to purchase all the notes as required by the indenture.

        The indenture requires Sea Containers to make an offer to purchase the notes if a change of control of Sea Containers should occur. However, we cannot assure you that if a change of control of Sea Containers were to occur, Sea Containers would have access to sufficient funds to pay the change of control purchase price of all notes.

        The holders of much of Sea Containers' other debt have a similar change of control right, which could require Sea Containers to make offers to purchase their debt in the event of a change of control. As a result, even if Sea Containers had the funds to repurchase the notes, it may not have sufficient funds to satisfy its other change of control obligations, which could result in a default under the other indebtedness. Sea Containers might need to seek third-party financing to the extent it does not have available funds to meet those purchase obligations. However, Sea Containers does not know whether or not it would be able to obtain that financing.

        Additionally, covenants in Sea Containers' borrowing agreements may limit or prohibit the purchase of the notes by Sea Containers. See "Description of the Notes—Purchase of Notes upon Change of Control."

You may not be able to resell your notes because of the lack of an established public market for the notes.

        Although Sea Containers intends to list the notes on the New York Stock Exchange, an active trading market for the notes may not develop. In addition, the liquidity of any trading market in the notes, and any market price quoted for the notes, may be adversely affected by the changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in Sea Containers' businesses generally. As a result, you may be unable to resell your notes.

        Sea Containers cannot assure you that the trading market for the notes, if any, will be liquid. To the extent that there is not sufficient liquidity in any trading market, the market price of the notes may be adversely affected and may be more volatile than it would be if liquidity existed.

Under Bermuda insolvency laws, the rights of noteholders as unsecured creditors of Sea Containers would likely be more limited than under United States federal bankruptcy law.

        Because Sea Containers is incorporated under the laws of Bermuda, an insolvency proceeding relating to Sea Containers, even if brought in the United States, might involve Bermuda insolvency laws, the procedural and substantive provisions of which are generally more favorable to secured creditors than comparable provisions of United States federal bankruptcy law. Under Bermuda insolvency laws, the claims of unsecured creditors are payable only to the extent that assets remain available and can be sold after the assets subject to the claims of secured creditors are sold and the proceeds applied to pay those secured creditor claims. Also, it would be difficult to rehabilitate and reinstate as a going concern a company which becomes the subject of an insolvency proceeding conducted in Bermuda.

Risk Factors Relating to our Businesses

Ferry Operations

The ferry industry in areas where Sea Containers operates is highly competitive.

        Sea Containers competes with

  •
  six conventional ferry companies between southern Britain and the European Continent, three of which cross the Dover Straits, and also with Eurotunnel under the English Channel,

  •
  five ferry operators between Britain and Ireland, including three running fast ferries,

  •
  airlines, which compete for passenger traffic on our U.K. routes and longer routes,

  •
  another commuter ferry service from eastern New Jersey to Manhattan, as well as road and rail commuter services, and

  •
  eight ferry companies in the northern Baltic Sea.

        The principal effect of all this competition is to limit our pricing power on our various routes. An increase in competition on any of the routes could adversely affect Sea Containers' passenger traffic or its pricing, thereby reducing its revenues. Also, some of Sea Containers' competitors have lower labor costs than it does, giving them an operating cost advantage over Sea Containers.

Sea Containers no longer offers duty-free sales to most of its passengers traveling between European Union countries, and retail profitability has fallen as a result.

        Retail sales to passengers of wine, spirits, perfume, tobacco and other products are an important component of ferry revenue on many of our routes. Duty-free shopping by passengers travelling between European Union countries ended in 1999, and the profitability of affected routes has fallen because margins are less on duty-paid merchandise. Also, passenger and car volumes have declined, particularly on our cross-Channel routes, below 1999 levels because of the absence of duty-free shopping and because fares have been increased to try to maintain profitability. Silja has been less affected by the abolition of duty-free retail sales because all of its sailings to and from Sweden call at the nearby Åland Islands of Finland where the duty-free exemption continues due to the islands' fiscal status outside the European Union. However, we cannot assure you that the Åland Islands will continue to maintain its duty-free exemption. Also, Silja's routes to Russia remain duty-free as well as those to Estonia until May 2004 when Estonia joins the European Union.

Sea Containers' operating results are subject to seasonal fluctuations.

        Our passenger ferry business in North Europe and within the Baltic Sea is subject to seasonal fluctuation principally because volumes are linked to tourism. For example, about one-half of the passengers using ferry services to and from Britain travel during the June-September period. The historical and expected pattern of operating results from our ferry activities collectively is a loss in the first quarter each year and either a loss or breakeven result in the fourth quarter. In 2004, we plan to operate our remaining U.K. ferry services on a seasonal basis, closing during the winter months, to save costs.

Rising fuel prices may adversely affect the profits of Sea Containers' ferry services.

        Fuel is a significant operating expense for ferry operations. As a result, an increase in the price of fuel, such as that which occurred late in 2002 and has continued to the present, has adversely affected, and may in the future adversely affect, profitability. Sea Containers may purchase fuel forward at predetermined prices, as it did for part of 2003, and may introduce fuel surcharges on passenger and vehicle fares in an effort to mitigate these increased costs, but we cannot assure you that these measures will prevent a fall in profits.

        Also, fuel price protests, as occurred in 2000 at French and British ports served by our ferries, may disrupt traffic flow for short periods and result in cancellations. Road and port blockades in the future, arising from fuel protests or other reasons, such as third party strike activity, may have similar effects resulting in loss of carryings.

Recurrence of the foot and mouth epidemic or other events affecting tourism in Britain may adversely affect Sea Containers' results.

        In 2001, parts of mainland Britain suffered a foot and mouth disease outbreak. Areas were quarantined and affected livestock was killed. As a result, tourism in Britain suffered because of the negative publicity and cancellations of annual sporting and other public events during the spring and summer. Our ferry services to and from the European continent and Ireland were adversely affected because tourist passenger and car traffic fell. The epidemic ended in the latter part of 2001, but it may recur in the future. Generally speaking, our ferry traffic fluctuates with levels of tourism to Britain and may decline if events affecting tourism should occur, like the foot and mouth epidemic or acts or threatened acts of terrorism.

Accidents at sea and compliance with safety and environmental requirements may adversely affect Sea Containers' ferry operations.

        The operation of ships at sea is inherently risky, and the consequences of accidents may exceed the insurance coverage in place or result in a fall in passenger volume because of a possible adverse impact on the public's perception of ferry safety. For example, in August 2002, an engine fire in a ferry on Sea Containers' Belfast to Heysham route disrupted service during the peak season, resulting in a loss of about $3,500,000 of revenue which was not covered by insurance. Also, government regulation of ships, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditure on our ships to keep them in compliance.

Silja employs about 3,500 staff on board ship and onshore, most of whom are unionized. Strikes by them may disrupt Silja services.

        The shipping industry in Finland and Sweden is susceptible to industrial action due to the strong influence of maritime trade unions, resulting both from direct employer/employee disputes and from sympathetic industrial action which legislation in those countries currently permits. While we believe that Silja has good relations with its work force, we cannot assure you that Silja will not be adversely affected by future industrial action against efforts by Silja management to reduce labor costs, restrain wage increases or modify work practices.

Profit margins on duty-free alcohol sold by Silja may decline in the future.

        Retail prices of alcoholic beverages in the state monopoly shops in Finland and Sweden are very high compared to the retail prices in other European Union countries. We expect that the import of lower cost duty-paid alcoholic beverages bought by private individuals in other European Union countries will gradually result in a reduction of prices in Finland and Sweden. Lower retail prices in the shops on land will require duty-free shops on board Silja ferries to lower their prices to maintain their competitive advantage and therefore will likely lead to lower profit margins. This could have an adverse effect on Silja's financial results because a large part of Silja's revenue is generated by sales made in shops on board, about half of which is attributable to liquor, wine and beer.

Other factors may adversely affect the profitability of Sea Containers' ferry services.

        Other principal factors affecting the performance of our ferry services are

  •
  travel convenience of departure timings,

  •
  adverse weather conditions disrupting service schedules,

  •
  regional economic and political conditions, including recessions or acts or threatened acts of terrorism,

  •
  foreign exchange rate fluctuations in countries served by our ferries,

  •
  fluctuating prices in the ship sale and purchase market, and

  •
  industrial relations, strike activity and civil unrest at the ports and regions served by our ferries.

        The impact on profitability of these factors varies with each route and may change from year to year. Also, the opening of new routes can be unprofitable in early years because of the need to build up traffic over time while incurring added marketing, administrative and other start-up costs.

Rail Operations

Great North Eastern Railway's rail franchise expires in April 2005 and may not be extended.

        GNER's rail franchise was originally granted by the predecessor of the U.K. Strategic Rail Authority in 1996 for a seven-year term, and was extended by two years so that it currently expires in April 2005. On January 29, 2004, the Authority announced it would invite bids from all interested persons to operate the franchise for a new term of seven to ten years after it expires in April 2005, and GNER plans to bid to renew the franchise. However, we cannot assure you that GNER will be awarded the franchise or that the currently pending dispute with the Authority may not affect its willingness to continue GNER as the franchisee. Failure to renew or extend the franchise in 2005 could require Sea Containers to terminate its rail operations, unless Sea Containers is awarded another passenger franchise, and could adversely affect Sea Containers' future earnings. Sea Containers' earnings before interest and tax from rail operations were $68,893,000 in 2002 and $84,083,000 in 2003. Any residual assets of GNER at the end of the franchise would be transferred to the successor franchisee, if not GNER, at a value which may give rise to a gain or loss at that time. If Sea Containers is able to renew the franchise in 2005 as planned, the renewal terms may be less attractive to GNER than its current franchise and earnings before interest and tax from rail operations could be reduced by about $25,000,000 annually based on current forecasts. GNER earnings are subject to corporate income tax in the U.K.

The failure by Network Rail to maintain properly the railway infrastructure may disrupt GNER's passenger rail services in Britain and may adversely affect GNER's revenues.

        As part of the privatization of the rail industry in Britain, Network Rail (Infrastructure) Ltd. (the successor to Railtrack Plc since October 2002) owns and maintains almost all track, signaling and other rail infrastructure in Britain. We have contracted with Network Rail for access to the tracks on which we operate. Our services may be disrupted and we may lose revenue if Network Rail fails to maintain track and signaling sufficiently. Although Network Rail has agreed to compensate us for certain disruptions and losses, we cannot assure you that we will be fully compensated.

        On October 17, 2000, a GNER train traveling at high speed derailed because of broken track near the town of Hatfield north of London. Four passengers were killed and 70 more were injured. The track had been insufficiently maintained by Railtrack with no speed restriction in place. GNER was exonerated from any responsibility for the accident.

        On February 28, 2001, another accident involving GNER occurred near the town of Selby, south of York, when a passenger vehicle ran off a highway and stopped in the path of an oncoming GNER train traveling at high speed. The collision with the vehicle and the resulting derailment thrust the GNER train into a laden coal train traveling in the opposite direction on the adjacent track. In the collision between the two trains, ten persons were killed including three GNER staff, and 70 more were injured. As in the Hatfield derailment, GNER has been absolved from any fault for the Selby accident.

        Following the Hatfield derailment, Railtrack imposed speed restrictions on the British rail network for many months while track inspections and emergency maintenance were carried out. Train service was severely disrupted from resulting delays and cancellations. Most GNER services have been reinstated to pre-Hatfield levels, but following the Hatfield and Selby accidents and until 2003, long distance train operators in Britain generally, including GNER, had experienced a fall in ridership or at least a slowdown in ridership growth.

GNER does not maintain business interruption insurance relating to its moving train operations.

        Following the Hatfield and Selby accidents described above, as well as accidents involving other passenger train operators in Britain and the bankruptcy of one of the larger insurers writing business interruption insurance for the U.K. rail industry, this class of coverage is not currently available to passenger rail franchisees in the U.K. GNER and other franchisees are relying primarily on their rights against Network Rail under track access agreements for reimbursement of losses from future accidents involving moving train operations. There can be no assurance, however, that Network Rail or other responsible parties will provide sufficient reimbursement to make GNER whole.

Following settlement of GNER's disputes with Network Rail, GNER has a separate dispute with the U.K. Strategic Rail Authority.

        Following the Hatfield and Selby accidents described above, GNER made claims against Railtrack under the track access agreement including for lost revenues attributable to the disruption in services resulting from these accidents. Because of disputes, both GNER and Railtrack withheld contractual payments due during 2001 through March 2002, when payments resumed. As a result of separate arbitration awards under different parts of the track access agreement, Railtrack's liability to compensate GNER was confirmed and proceedings continued as to the amounts due. In December 2003, GNER and Network Rail (as Railtrack's successor) reached an agreement settling GNER's claims arising from the service disruption and relieving GNER from the obligation to repay amounts previously withheld, other than £4,500,000 ($7,900,000) of track access charges over withheld.

        The U.K. Strategic Rail Authority, the franchisor under GNER's passenger rail franchise agreement, has separately claimed a portion of the compensation received by GNER in its settlement with Network Rail. The Authority's claim amounts to about £25,000,000 ($45,000,000). GNER was advised by its legal counsel that GNER has no obligation to the Authority under its franchise agreement. On or about January 28, 2004, the Authority provided GNER with an opinion of its legal counsel concluding that the Authority is entitled to payment. GNER furnished its counsel with a copy of the opinion of the Authority's counsel and, on February 11, 2004, GNER received a second opinion from its legal counsel stating that, after reviewing the opinion of the Authority's legal counsel, GNER's counsel maintained the view that GNER is not obligated to pay over to the Authority any portion of the settlement compensation received by GNER from Network Rail.

        GNER and the Authority are currently engaged in discussions to resolve this dispute. If the parties do not reach agreement, the dispute between GNER and the Authority would be submitted to arbitration. We cannot assure you that the discussions between GNER and the Authority will be successful or that GNER will not have to make payments to the Authority as a result of an arbitration proceeding or otherwise. Sea Containers has recorded a liability in its 2003 financial statements for this dispute.

Our GNER rail business competes with other passenger train operators in Britain that may increase their train paths and times and limit our expansion plans.

        Eight other passenger train operators in Britain run on parts of GNER's routes. In general, another operator may negotiate with Network Rail for new services and additional train paths and times. All awards are still government-regulated to ensure passenger benefits are achieved, such as better frequencies, lower fares or new journey opportunities, and to avoid competition that might interfere with each operator's ability to satisfy the minimum service requirements under its franchise. GNER has experienced only limited new competition since its franchise began. Aggressive bidding by GNER's rail competitors in the future, however, may divert business away from GNER and limit our expansion plans.

        We also compete with cars, buses, airlines and other train operators with parallel or intersecting train routes with us. Customers tend to choose their mode of transportation based on

  •
  frequency of arrivals and departures,

  •
  time,

  •
  reliability,

  •
  convenience,

  •
  comfort, and

  •
  price.

        The weight given to any one particular factor depends on whether a customer is traveling for business or for pleasure.

GNER may be unable to increase its revenue to pass through its increased expenses.

        We offer a variety of ticket types with different prices, such as standard class, first class, weekend and advance purchase. We are contractually obligated not to raise our ticket prices more than one percent above the rate of inflation on ticket types currently representing about 20% of GNER's fare revenues. Our remaining ticket prices are not subject to any cap but are subject to competitive pricing of alternative rail, airline and other transport services. We must also pay passenger rebates if our trains fail to meet prescribed punctuality and reliability standards. Therefore, if our expenses increase, we may be unable to raise our revenue to pass through these increases.

We cannot assure you that labor disputes at GNER or other rail services will not adversely affect Sea Containers.

        Labor is the largest component of variable costs for our rail operation. GNER has about 3,200 employees, about two-thirds of whom belong to unions. Since 1992, there has not been a labor strike specifically directed at GNER although nationwide strikes against former British Rail disrupted GNER's rail services for short periods in 1994 and 1995. The management of our rail operations is working with the unions to increase efficiency by changing work practices, mutual decision making and ongoing training, without adversely impacting service or safety. We cannot assure you that these measures will not result in labor disputes disrupting our business or that nationwide strikes similar to those discussed above will not recur. Also, labor disputes disrupting other rail services connecting with GNER may reduce our passenger carryings so that we lose revenue.

Penalty payments, poor weather, rising compliance costs and accidents may adversely affect GNER performance.

        If our train services disrupt Network Rail's scheduling or other operation of the rail infrastructure, such as by breakdowns of our rolling stock or through strikes by our employees, or if our services become insufficiently reliable, then GNER must pay contractual penalties to Network Rail or the British government. Our penalty payments have varied in the past but could be substantial since some factors that cause delays can be largely out of our control.

        Other factors affecting GNER's financial performance are adverse weather conditions disrupting services such as by track flooding, actual or threatened terrorist acts halting services, and changing government safety regulations which impose additional compliance costs on train operators. While we believe GNER operates its trains in compliance with relevant safety standards and carries adequate insurance against loss, we cannot assure you that accidents will not occur in the future involving GNER, whether or not it is at fault, or involving other train operations in Britain, or that a serious incident, whether or not involving GNER, would not have a material adverse effect on GNER's operations or financial condition.

Marine Container Leasing

        The risk factors set forth below may affect the marine container leasing businesses of both the GE SeaCo joint venture and Sea Containers by itself.

GE SeaCo and Sea Containers may be unable to compete favorably in the highly competitive container leasing and sales business.

        The container leasing and sales business is highly competitive. GE SeaCo and we compete with

  •
  nine other major leasing companies,

  •
  many smaller lessors,

  •
  manufacturers of container equipment,

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  companies offering finance leases as distinct from operating leases,

  •
  promoters of container ownership and leasing as a tax shelter investment,

  •
  container shipping lines, which sometimes lease their excess container inventories, and

  •
  suppliers of alternative types of equipment for freight transport.

Competition among container leasing companies depends upon factors which include

  •
  lease rates,

  •
  the availability, quality and individual characteristics of equipment, and

  •
  customer service.

A decrease in the volume of world trade and other operating factors may adversely affect Sea Containers' container leasing business.

        World Trade.    Demand for leased containers depends largely on levels of international trade and economic growth, both global and regional. Cyclical recessions can negatively affect lessors' operating results because during economic downturns or periods of reduced trade, such as occurred in 2001, ocean carriers may lease fewer containers and rely more on their owned fleets to satisfy their container requirements or may lease containers only at reduced rates. Thus, a slowdown in economic growth or trade may adversely affect GE SeaCo's container leasing business. We cannot predict whether or when such cyclical downturns will occur in the leasing industry.

        Other Factors.    In recent years, the availability of low prices for new containers, principally those manufactured in China, and the consolidation of shipping lines have adversely affected our container leasing business. These trends may continue.

        Other general factors affecting demand for leased containers include

  •
  the available supply and prices of new and used containers, including the market acceptance of new container types and overbuying by competitors and customers,

  •
  economic conditions and competitive pressures in the shipping industry, including fluctuating ship charter and freight rates, containership fleet overcapacity or undercapacity, and expansion, consolidation or withdrawal of individual customers in that industry,

  •
  shifting trends and patterns of cargo traffic,

  •
  the availability and terms of equipment financing,

  •
  fluctuations in interest rates and foreign currency values,

  •
  import/export tariffs and restrictions,

  •
  foreign exchange controls, and

  •
  other governmental regulations and political or economic factors that are inherently unpredictable and may be beyond our control.

        The effect of these factors in 2002 was a decline in container leasing profitability.

We cannot assure you that lease rates or utilization for our containers will not decrease or that we can meet container demand.

        GE SeaCo's revenue is variable and largely depends on lease rates, equipment utilization and equipment availability. Lease rates depend on

  •
  the type and length of the lease,

  •
  the type and age of the equipment,

  •
  the application of our SeaWorthy and SeaCover programs to equipment maintenance obligations under the lease,

  •
  competition, as more fully discussed above,

  •
  interest rates,

  •
  new container prices, and

  •
  economic conditions, including world trade and other factors more fully discussed above.

        In recent years lease rates have declined, as have new container prices, and may continue to do so, thereby detracting from the economic returns on higher valued existing equipment.

        Utilization is the ratio of containers on lease to GE SeaCo's total container fleet and may also fluctuate due to these same factors. In recent years, for example, overall fleet utilization has declined principally because of consolidations among shipping lines, a trade imbalance with Asia resulting in high equipment returns in North America and Europe, and overproduction of some types of new containers by factories and overbuying by shipping lines and leasing competitors. While utilization improved in 2002 and 2003, there may again be a decline in utilization in future years.

        In order to meet anticipated demand promptly, GE SeaCo maintains inventories of available containers at various depots worldwide. Because demand is difficult to estimate, however, these inventories may be too large or small, and repositioning equipment in a timely manner may not be economically feasible. Also, container supply from manufacturers involves a time delay between order placement and equipment delivery, as a result of which GE SeaCo's revenue may be restrained when demand is strong or may not be realized by the time equipment is delivered.

If GE SeaCo sells large quantities of equipment, our gains or losses on sale of equipment will fluctuate and may be significant.

        From time to time GE SeaCo sells equipment which it or one of its partners owns, both containers on lease to the lessee and idle equipment off lease. Equipment is typically sold if it is in the best interest of the owner to do so after taking into consideration the book value, physical condition, remaining useful life, suitability for leasing or other uses, and the prevailing local sales price for the equipment. Since these considerations vary, gains or losses on sale of equipment will also fluctuate and may be significant if GE SeaCo sells large quantities of equipment. In recent years, GE SeaCo has stepped up its sale program on behalf of its partners to dispose of older units.

Repositioning costs may adversely affect our profitability.

        If lessees return equipment to locations where supply exceeds demand, GE SeaCo routinely repositions containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessees of the equipment or pick-up charges paid by the new lessees. Nor may demand be as great as anticipated after repositioning has occurred so that the equipment remains idle.

Sea Containers may lose lease revenue and incur additional operating expenses when lessees of its containers default.

        When lessees of our containers default, the containers may be returned in locations where GE SeaCo cannot efficiently re-lease or sell them, or they may be lost. GE SeaCo may have to repair and reposition these containers where it can re-lease or sell them, which could be expensive depending on the locations and distances involved. As a result, GE SeaCo may lose lease revenue and incur additional operating expenses in repossessing and storing the equipment. While in recent years, defaults by lessees, as measured by our allowance for specific doubtful accounts, have not been material as a percentage of container revenue, we cannot assure you that any future defaults will not be material.

Sea Containers may be subject to environmental liability that could adversely affect its business and financial health despite its insurance coverage.

        In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from the discharge of the contents of the container even though the lessor is not at fault. GE SeaCo maintains insurance against property damage and third-party liability for its owned containers and those of its partners, and we require lessees to obtain similar insurance and to provide us indemnity against loss. However, we cannot assure you that insurance or indemnities can fully protect us or GE SeaCo against damages arising from environmental damage.

        Many countries impose limitations on the production of chlorofluorocarbon CFC refrigerants because of their ozone depleting and global warming effects. As a result, substantially all refrigerated containers in the GE SeaCo fleet acquired since 1992 have been charged with non-CFC refrigerant gas, and we are converting older units over time to non-CFC gas or disposing of them. Future government regulation of refrigerants and synthetic insulation materials, however, might require refrigerated containers using non-conforming substances to be retrofitted with conforming ones such as non-CFC refrigerants. In that event, we would have to bear all or a large portion of the cost to convert our units.

Leisure Investment

The operations of Orient-Express Hotels are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these factors include

  •
  cyclical downturns arising from changes in general and local economic conditions,

  •
  rising or falling disposable income of consumers and the traveling public,

  •
  dependence on varying levels of tourism, business travel and corporate entertainment,

  •
  changes in popular travel patterns,

  •
  competition from other hotels and leisure time activities,

  •
  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

  •
  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

  •
  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

  •
  foreign exchange rate movements,

  •
  adverse weather conditions or destructive forces like fire or flooding, and

  •
  seasonality, in that many of Orient-Express Hotels' hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among Orient-Express Hotels' hotels and other properties because of their geographic diversity. The SARS epidemic in Asia, for example, caused a reduction in passenger bookings on the tourist train of Orient-Express Hotels operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak has been contained, it is possible that the disease could re-emerge. The occurrence of this or a similar event may have a negative impact on Orient-Express Hotels' operations.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military actions in Afghanistan and Iraq, international, regional and even domestic travel has been disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travelers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at Orient-Express Hotels' properties has shortened since September 11. Further acts of terrorism or possible military action could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers.

        Orient-Express Hotels competes for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than it does. They may be prepared to accept a higher level of financial risk than Orient-Express Hotels can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to Orient-Express Hotels and increasing Orient-Express Hotels' acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of Orient-Express Hotels' properties are located in areas where there are numerous competitors. For example, in the last two years, competing deluxe hotels opened near its properties in New Orleans, Sydney and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, quality of the property, room rates and menu prices, range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of Orient-Express Hotels' markets could impact the convenience or desirability of its hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in the markets in which Orient-Express Hotels' hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. Orient-Express Hotels' properties are also subject to laws governing Orient-Express Hotels' relationship with its employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding Orient-Express Hotels' existing properties depends upon its obtaining necessary building permits or zoning variances from local authorities.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before Orient-Express Hotels acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than we expect, and, therefore, its growth may be limited.

        Orient-Express Hotels intends to increase its revenue and net income through acquisitions of new properties and expansion of its existing properties. Pursuit of new growth opportunities successfully will depend on the ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into existing operations. Also, the acquisition of properties in new locations may present operating and marketing challenges that are different from those currently encountered in existing locations. We cannot assure you that Orient-Express Hotels will succeed in its growth strategy.

        Orient-Express Hotels may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned as construction took longer than expected. This delay had a significant adverse impact on the revenue and profitability of African operations.

We cannot be sure that Orient-Express Hotels will obtain the necessary additional capital to finance the growth of its business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. Orient-Express Hotels' current expansion plans call for the expenditure of up to an aggregate of about $90,000,000 over the next few years to add new rooms and/or facilities to existing properties, and its current acquisition plans call for the expenditure of about $50,000,000 per year for new properties. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to Orient-Express Hotels. We cannot assure you that future borrowings or equity financing will be available to Orient-Express Hotels, or available on acceptable terms, in an amount sufficient to fund its needs. Future debt financings could involve restrictive covenants which would limit Orient-Express Hotels' flexibility in operating its business.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns and their effects on its properties as well as on customer travel. Since Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, in November 1999 a major hurricane passed over St. Martin where the La Samanna hotel is located, resulting in the closing of the hotel until February 2000 so that much of the high season that year was missed.

        Orient-Express Hotels' properties are also vulnerable to the effects of destructive forces, such as fire, storms and flooding. Although the properties are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of the insurance coverage or be outside the scope of that coverage. The La Samanna hotel, for example, suffered substantial wind and flooding damage during the 1999 hurricane. Although it was fully insured for that damage, Orient-Express Hotels may face losses with other natural disasters affecting its properties in the future.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.

        Orient-Express Hotels' relations with its employees in various countries, including employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions, or its response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect the ability to provide those services, which could reduce occupancy and room revenue and even tarnish Orient-Express Hotels' reputation.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond its control.

        These include

  •
  changes in national, regional and local economic and political conditions,

  •
  changes in interest rates and in the availability, cost and terms of financing,

  •
  the impact of present or future governmental legislation and regulations (including environmental laws),

  •
  the ongoing need for capital improvements to maintain or upgrade properties,

  •
  changes in property taxes and operating expenses, and

  •
  the potential for uninsured or underinsured losses.

Sea Containers no longer has voting control of Orient-Express Hotels which is no longer a Sea Containers consolidated subsidiary.

        On July 22, 2002, a subsidiary of Orient-Express Hotels—Orient-Express Holdings 1 Ltd.—acquired from Sea Containers a substantial number of Orient-Express Hotels class B common shares pursuant to an agreement in place at the time of the initial public offering of Orient-Express Hotels in August 2000. The shares now owned by Holdings 1 represent about 76% of the combined voting power of all Orient-Express Hotels common shares outstanding. As a result, although three directors and officers of Sea Containers are on the board of directors of Orient-Express Hotels, Sea Containers no longer has voting control of Orient-Express Hotels.

        Since November 14, 2002, Sea Containers has owned less than a majority of the common shares of Orient-Express Hotels (disregarding the shares owned by Holdings 1). Therefore, Orient-Express Hotels is not any longer a consolidated subsidiary in Sea Containers' financial statements. Instead, Sea Containers accounts for its investment in Orient-Express Hotels using the equity method of accounting.

Other Risks

Currency fluctuations may have a material adverse effect on Sea Containers' financial statements and/or its operating margins.

        Substantial portions of the revenue and expenses of Sea Containers are denominated in non-U.S. currencies such as the British pound sterling and the euro. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

        Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

  •
  translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

  •
  transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

        With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. As far as we can, we match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge.

        With respect to transaction risk, although this risk may adversely affect operating margins, we may mitigate our exposure by entering into forward foreign exchange contracts from time to time.

Sea Containers' directors and officers may control the outcome of most matters submitted to a vote of its shareholders.

        A subsidiary of Sea Containers—Contender 2 Ltd.—together with Sea Containers' directors and executive officers, currently hold about 84% of the voting power for most matters submitted to a vote of Sea Containers' shareholders. Under Bermuda law, the class B common shares of Sea Containers owned by Contender 2, representing about 78% of the combined voting power of the class A and class B common shares, are outstanding and may be voted by Contender 2. The manner in which Contender 2 votes its class B common shares is determined by the directors of Contender 2 (two of whom—James B. Sherwood and John D. Campbell—are also directors of Sea Containers and one of whom—James B. Sherwood—is also an executive officer of Sea Containers), consistently with the exercise by those directors of their fiduciary duties to Contender 2. Contender 2 is able to elect a majority of the members of the Board of Directors of Sea Containers, to control the outcome of most matters submitted to a vote of the shareholders of Sea Containers and to block a number of matters relating to a change of control of Sea Containers.

Provisions in Sea Containers' charter documents may discourage potential acquisitions of Sea Containers, even those which the holders of a majority of its class A common shares might favor.

        Sea Containers' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire us without the consent of Sea Containers' board of directors. These provisions include

  •
  supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Sea Containers, and

  •
  limitations on the voting rights of such 15% beneficial owners.

        Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by many shareholders.

        These provisions are in addition to the ability of Contender 2 and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See the "risk factor" immediately above. Also, the rights to purchase series A junior preferred shares, one of which is attached to each class A and class B common share, may have antitakeover effects.

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Sea Containers for liabilities under U.S. securities laws.

        Sea Containers is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

  •
  effect service of process within the United States upon Sea Containers or its directors and officers, or

  •
  enforce judgments obtained in United States courts against Sea Containers or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Sea Containers has been advised by its Bermuda counsel, Appleby Spurling Hunter, that there is doubt

  •
  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Sea Containers or its directors and officers, and

  •
  whether an original action could be brought in Bermuda against Sea Containers or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

Forward-Looking Statements

        This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements, including statements regarding, among other items,

  •
  Sea Containers' ability to repay or extend the maturities of its outstanding indebtedness,

  •
  competitive factors in its businesses,

  •
  the ability of Silja to offer duty-free shopping,

  •
  the operations of Silja,

  •
  deployment of fast speed ferries,

  •
  future legislation in any country where Sea Containers has significant assets or operations,

  •
  strikes or other labor disruptions,

  •
  actual or threatened acts of terrorism and the effects of the war in Iraq,

  •
  currency fluctuations, and

  •
  trends in Sea Containers' future operating performance.

        We have based these forward-looking statements largely on our expectations, as well as assumptions we have made and information currently available to our management. When used in this prospectus supplement and the accompanying prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Sea Containers or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus supplement and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        Except as required by law, Sea Containers undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

        We estimate that Sea Containers will receive net proceeds from the issuance of the notes of about $144,800,000, after deducting the underwriting discount and estimated offering expenses of $700,000. We will use (i) $79,729,000 of the net proceeds to repay and redeem Sea Containers' 12 1/2% senior subordinated debentures due December 1, 2004, and (ii) $31,856,000 of the net proceeds to repay a bridge loan bearing a variable interest rate of LIBOR plus 2.5%, adjustable monthly, and maturing on the earlier of the issuance by Sea Containers of new senior indebtedness (such as the notes offered hereby) and September 30, 2004. The remaining net proceeds will be used to repay any additional amount borrowed, prior to the closing of this offering, under the bridge loan, and may be used to pay down other debt, make acquisitions, or for other corporate purposes. Monies used to pay any revolving debt may be immediately reborrowed and used for our general corporate purposes.

Capitalization

        The following table shows the consolidated cash and capitalization of Sea Containers and its subsidiaries as of December 31, 2003, and as adjusted to reflect the sale of the notes covered by this prospectus supplement and the application of part of the net proceeds therefrom to pay estimated offering expenses of $700,000, to repay our 12 1/2% senior subordinated debentures of $79,729,000 due 2004 and to repay the $31,856,000 bridge loan:

	December 31, 2003
	Actual	As adjusted
	(in millions)
Cash(1)	$213.3	$251.1

Working capital facilities(2)	$2.2	$2.2

Long-term debt:
Notes payable, bank loans and other purchase obligations in respect of containers	353.9	353.9
Mortgage loans in respect of ships	698.3	698.3
Obligations under capital leases	8.3	8.3
Bank loans in respect of real estate and other fixed assets(3)	143.8	111.9
% senior notes due 2014 offered hereby	—	150.0
13% senior notes due 2006	22.5	22.5
10 3/4% senior notes due 2006(4)	114.4	114.4
7 7/8% senior notes due 2008	149.7	149.7
12 1/2% senior notes due 2009	19.2	19.2
12 1/2% senior subordinated debentures due 2004(5)	79.6	—

Total debt	1,589.7	1,628.2

Shareholders' equity:
150,000 $7.25 convertible cumulative preferred shares stated at liquidation value of $100 per share	15.0	15.0
20,932,548 class A common shares(6)	0.2	0.2
14,413,595 class B common shares(7)	0.1	0.1
Paid-in capital	415.1	415.1
Retained earnings	871.7	871.7
Accumulated other comprehensive loss	(179.1)	(179.1)
Less: Reduction due to class B common shares acquired by a subsidiary—12,900,000 shares at cost(8)	(391.2)	(391.2)

Total shareholders' equity	731.8	731.8

Total capitalization	$2,323.7	$2,362.2

(1)
Included in cash is approximately $46,700,000 held by GNER under a liquidity maintenance requirement imposed by the U.K. Strategic Rail Authority, and there are restricted deposits in other subsidiaries of approximately $8,000,000. Additionally, Sea Containers' subsidiaries have working capital requirements which reach their height in the first half of the year.

(2)
There were additional working capital lines of credit in place, but not drawn, amounting to $130,000,000.

(3)
The as adjusted amount includes a $31,856,000 reduction of bank loans assuming repayment of a bridge loan upon issuance of the notes offered hereby.

(4)
The aggregate principal amount of the 10 3/4% senior notes is $115,000,000, but they were originally issued at a net discount which is being amortized over the life of the 10 3/4% senior notes. The unamortized discount amounted to $573,000 at December 31, 2003.

(5)
The aggregate principal amount of the 12 1/2% senior subordinated debentures is $79,729,000, but they were originally issued at a net discount which is being amortized over the life of the debentures. The unamortized discount amounted to $158,000 at December 31, 2003.

(6)
Excludes 260,050 class A common shares reserved for issuance pursuant to options granted to employees, and 906,713 class A common shares reserved for issuance under Sea Containers' Dividend Reinvestment and Share Purchase Plan.

(7)
Excludes 478,622 shares reserved for issuance upon the conversion of the $7.25 convertible cumulative preferred shares.

(8)
Under Bermuda law, the class B common shares held by a subsidiary of Sea Containers are issued and outstanding and have the same voting rights as all other issued and outstanding class B common shares.

Relationship with Orient-Express Hotels

        Sea Containers currently owns 11,943,901 class A common shares of Orient-Express Hotels and 2,459,399 class B common shares of Orient-Express Hotels, representing about 42% of Orient-Express Hotels' outstanding class A and class B common shares (excluding class B common shares owned by Orient-Express Holdings 1 Ltd.) and having about 15% of the combined voting power of all outstanding Orient-Express Hotels class A and class B common shares (including class B common shares owned by such subsidiary).

        Orient-Express Hotels has filed a registration statement with the SEC (which was declared effective on February 19, 2003) for sales by Sea Containers from time to time, in one or more transactions, of any or all of its remaining 11,943,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient-Express Hotels class A common shares issuable upon conversion of 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers.

Description of the Notes

        In this "Description of the Notes," the words "Sea Containers" refer only to Sea Containers Ltd. and not to any of its Subsidiaries, except for the purposes of financial data determined on a consolidated basis. The word "notes," unless the context requires otherwise, also refers to book-entry interests in the notes. The definitions of certain other terms used in this description are set forth throughout the text or under "—Definitions."

        Sea Containers will issue the notes under an indenture dated as of April    , 2004 (the "Indenture") between Sea Containers and The Bank of New York, as trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939. The following is a summary of all the material provisions of the notes and the Indenture and does not include all the provisions of the Indenture. We urge you to read the Indenture because it fully defines your rights. You may obtain a copy of the Indenture from Sea Containers without charge. See "Where You Can Find More Information" in the accompanying prospectus.

Maturity, Principal and Interest

        The notes will mature on            , 2014 and will be unsecured senior obligations of Sea Containers. Sea Containers will issue the notes in the aggregate principal amount of $150 million. Subject to the covenant described under "Covenants—Limitation on Indebtedness", Sea Containers will be permitted to issue additional notes ("Additional Notes") from time to time. The notes and any Additional Notes that are issued will be treated as a single class for all purposes of the Indenture, including those with respect to waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, references to the "notes" for all purposes of the Indenture and in this Description of the Notes include references to any Additional Notes that are issued.

        Interest on the notes will accrue at the rate of    % per year and will be payable twice a year in arrears on            and                        in cash, commencing on             , 2004, to the Holders of notes at the close of business on the            or                        immediately preceding an interest payment date. Interest on the notes will accrue from the expiration date or from the most recent interest payment date to which interest has been paid.

        Principal of, and any premium and interest on, the notes are payable, and, except as described below, the notes are exchangeable and transferable, at the office or agency of Sea Containers in the Borough of Manhattan, City of New York, maintained for such purposes; however, Sea Containers may choose to pay interest by mailing checks to the Holders of notes. For the purpose of paying interest on the notes, Sea Containers will at all times have a paying agent (which may be the Trustee) that either will have an office or agency in the Borough of Manhattan, City of New York, or will make arrangements for interest checks to be paid at a bank, trust company or other agency located in the Borough of Manhattan, City of New York. Sea Containers has appointed The Bank of New York as the initial paying agent for the notes. Until otherwise designated by Sea Containers, Sea Containers' office or agency in New York will be the Trustee's office located at 101 Barclay Street, New York, New York 10286.

        The notes are issued in fully registered form without coupons, in denominations of $1,000 and any integral multiple of $1,000. There will be no service charge for any registration of transfer, exchange or redemption of the notes, except that in certain circumstances there may be a service charge for any tax or other governmental charge that may be imposed in connection therewith. See "—Book-Entry; Delivery and Form" for a discussion of certain other matters regarding the form, delivery, transfer and exchange of the notes.

Ranking

        The Indebtedness evidenced by the notes ranks equal in right of payment with all other Senior Indebtedness of Sea Containers, and senior in right of payment to all existing and future Subordinated Indebtedness of Sea Containers. The principal amount of Sea Containers' Senior Indebtedness outstanding on December 31, 2003, on a pro forma basis after giving effect to the issuance of the notes and the application of the net proceeds therefrom, was $693,855,000 ($150,000,000 of which was represented by the notes). At December 31, 2003 Sea Containers' had $79,729,000 of Subordinated Indebtedness outstanding, consisting entirely of the 12 1/2% Senior Subordinated Debentures which Debentures will be redeemed with part of the net proceeds from this offering. In addition to its outstanding Senior Indebtedness, Sea Containers, as of December 31, 2003, had guaranteed $537,763,000 of its Subsidiaries' Indebtedness and $19,088,000 of Orient-Express Hotels' Indebtedness. The guarantee of Orient-Express Hotels' Indebtedness was released in March 2004. Notwithstanding the covenants in the Indenture restricting the Incurrence of Indebtedness, Sea Containers may Incur additional Indebtedness. See "Covenants—Limitation on Indebtedness."

        To the extent that any Indebtedness of Sea Containers is secured by liens on the assets of Sea Containers or its Subsidiaries, the holders of such secured Indebtedness will have a claim prior to the Holders of the notes as to those assets and the notes will be effectively subordinated to all present and future secured Indebtedness to the extent of the assets securing such Indebtedness. At December 31, 2003, on a pro forma basis after giving effect to the issuance of the notes and the application of the net proceeds therefrom, approximately $237,476,000 out of the total of $693,855,000 of Senior Indebtedness of Sea Containers (excluding guaranties of Indebtedness of its Subsidiaries and Orient-Express Hotels) was secured by assets of Sea Containers or its Subsidiaries. Also, notwithstanding the covenants in the Indenture restricting the Incurrence of Indebtedness and Liens on assets and property of Sea Containers and its Subsidiaries, Sea Containers and its Subsidiaries may Incur additional secured Indebtedness (see "Covenants—Limitation on Indebtedness," "Covenants—Restriction on Indebtedness and Preferred Shares of Subsidiaries" and "Covenants—Restrictions on Liens"). Under the Indenture, Sea Containers and its Subsidiaries may Incur a variety of Permitted Liens, including Liens securing Indebtedness of up to (a) 90% of the net book value of the Container Assets of Sea Containers and its Subsidiaries, (b) 90% of the net book value of the Passenger Transport Assets of Sea Containers and its Subsidiaries, (c) 80% of the Fair Market Value of the Leisure Industry Assets of Sea Containers and its Subsidiaries, and (d) 80% of the net book value of the Other Assets of Sea Containers and its Subsidiaries (see "Covenants—Restrictions on Liens").

        In addition, the notes are not guaranteed by any Subsidiary of Sea Containers and as a result will effectively be subordinated to all present and future Indebtedness of the Subsidiaries of Sea Containers, which at December 31, 2003, amounted to $970,074,000, as well as junior to all other liabilities of the Subsidiaries. Also GE SeaCo, which is not consolidated for accounting purposes with Sea Containers, had $510,552,000 of Indebtedness at December 31, 2003. Notwithstanding the covenants in the Indenture restricting the Incurrence of Indebtedness and Liens on assets and property of the Subsidiaries of Sea Containers, the Subsidiaries may Incur additional Indebtedness (see "Covenants—Limitation on Indebtedness" and "Covenants—Restriction on Indebtedness and Preferred Shares of Subsidiaries"), including secured Indebtedness (see "Covenants—Restrictions on Liens"). If any Subsidiary of Sea Containers is dissolved, declared bankrupt, liquidated or reorganized, Holders of notes will not receive from such Subsidiary any amounts in respect of the notes until after the payment in full of the claims of the creditors of such Subsidiary and the liquidation preference of any preferred shares of such Subsidiary remaining outstanding.

        Sea Containers' assets are located in numerous places around the world, and many such assets are movable and therefore could be in various locations from time to time. It is possible that in the event of a bankruptcy or similar proceeding, the courts of one or more of the countries where Sea Containers' assets at the time are located might assert jurisdiction over any proceedings to establish and enforce creditors' rights under the laws of such countries. We cannot assure you that a bankruptcy or similar proceeding would ultimately be adjudicated by a United States bankruptcy court.

Optional Redemption

        Sea Containers may, at its option, redeem all or some of the notes at any time on or after            , 2009, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or integral multiples of $1,000, at the following redemption prices (expressed as percentages of the principal amount) during the 12-month period beginning                   15 in each year indicated below:

	Price
2009		%
2010
2011
2012 and thereafter	100.00%

in each case together with accrued and unpaid interest to the redemption date, subject to the right of Holders on relevant record dates to receive interest due on an interest payment date that is on or prior to the redemption date. If less than all of the notes are to be redeemed, the Trustee will select the notes or portions thereof to be redeemed by prorating, by lot or by any other method that the Trustee deems fair and reasonable.

        The Indenture provides that, in the event of a Change of Control, each Holder of notes will have the right to require Sea Containers to repurchase such Holder's notes at 101% of the principal amount thereof, together with accrued and unpaid interest. See "Purchase of Notes upon Change of Control." In addition, if, at any time, the Consolidated Tangible Net Worth of Sea Containers and its Subsidiaries at the end of each of any two consecutive fiscal quarters is less than $175,000,000, Sea Containers shall make an offer to repurchase a specified amount of notes. See "Covenants—Maintenance of Consolidated Tangible Net Worth."

        The notes will not have the benefit of any sinking fund. Therefore, unless Sea Containers exercises its right of optional redemption, or is required to repurchase the notes under the Indenture (for example, upon a Change of Control), all of the notes will mature and become due and payable on                        , 2014, and holders of the notes will not have any right to compel Sea Containers to pay the principal amount of the notes at any time prior to that date.

Optional Tax Redemption

        The notes may be redeemed at the option of Sea Containers, in whole but not in part, at any time on not less than 30 or more than 60 days' prior notice given as provided in the Indenture, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the date fixed for redemption if, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the jurisdiction (or of any political subdivision or taxing authority of or in the jurisdiction) in which Sea Containers is incorporated or resident for tax purposes, or any change in the official application or interpretation of such laws, regulations or rulings, or any change in the official application or interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which such jurisdiction, political subdivision or taxing authority is a party (a "Change in Tax Law") that becomes effective on or after the date of issue of the notes, Sea Containers is or would be required on the next succeeding interest payment date to pay additional amounts with respect to the notes as described below under "Payment of Additional Amounts" and Sea Containers cannot avoid the payment of such additional amounts by any reasonable measures available to it.

        The notes may also be redeemed at the option of Sea Containers in whole but not in part on not less than 30 nor more than 60 days' prior notice given as provided in the Indenture at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, if the Person formed by a consolidation or amalgamation of Sea Containers or into which Sea Containers is merged or to which Sea Containers conveys, transfers or leases its properties and assets substantially as an entirety is required, as a consequence of such consolidation, amalgamation, merger, conveyance, transfer or lease and as a consequence of a Change in Tax Law occurring after the date of such consolidation, amalgamation, merger, conveyance, transfer or lease, to pay additional amounts as described below in respect of any tax, assessment or governmental charge imposed on any Holder. See "Merger and Sale of Assets."

        Sea Containers will also pay, or make available for payment, to Holders on the redemption date any additional amounts (as described under "Payment of Additional Amounts" below) resulting from the payment of such redemption price.

Payment of Additional Amounts

        If the jurisdiction (or any political subdivision or taxing authority of or in the jurisdiction) in which Sea Containers is incorporated or resident for tax purposes at any time requires Sea Containers to deduct or withhold, for any present or future taxes, assessments or other governmental charges, any amounts Sea Containers must pay under the notes to a Holder who is not a resident of such jurisdiction for purposes of such tax, assessment or governmental charge, Sea Containers will pay such additional amounts to such non-resident Holder of a note as additional interest as may be necessary in order that the net amounts paid to such Holder after such deduction or withholding will be not less than the amounts specified in such note to which the Holder is entitled with respect to such note. However, Sea Containers will not be required to make any payment of additional amounts for or on account of

  (a)
  any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the taxing jurisdiction or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having had a permanent establishment therein, or the presentation of a note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later,

  (b)
  any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge,

  (c)
  any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments of or in respect of principal of, or any premium or interest on, the notes,

  (d)
  any tax, assessment or other governmental charge that is imposed or withheld because the Holder or the beneficial owner of the note failed to comply with a request of Sea Containers addressed to the Holder to provide information, documents and other evidence concerning the nationality, residence or identity of the Holder or such beneficial owner, or to make and deliver any declaration or other similar claim (other than a claim for refund of a tax, assessment or other governmental charge withheld by Sea Containers) or satisfy any information or reporting requirement, and such information, documents, evidence or declaration is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax, assessment or other governmental charge, or

  (e)
  any combination of items (a), (b), (c) and (d) above.

        Also, Sea Containers will not pay any such additional amounts to any Holder of a note who is a fiduciary or partnership, or is not the sole beneficial owner of such payment, to the extent that the beneficiary or settlor with respect to such fiduciary, or a member of such partnership, or another beneficial owner of such payment would be required, by the laws of the jurisdictions in which Sea Containers is incorporated or resident for tax purposes (or any political subdivision or taxing authority of or in those jurisdictions), to include such payment in its income for tax purposes and would not have been entitled to such additional amounts had it been the Holder of such note.

        Additional amounts may also be payable in the event of certain consolidations, amalgamations, mergers or sales of assets. See "Optional Tax Redemption" above.

        In the opinion of Appleby Spurling Hunter, Bermuda counsel to Sea Containers, and subject to the assumptions and qualifications contained in the opinion of that firm, under Bermuda law as applied and interpreted on the date of this prospectus supplement,

  •
  there is no Bermuda income tax, withholding tax, capital gains tax or capital transfer tax and, even if such taxes were to be enacted, pursuant to an undertaking from the Minister of Finance of Bermuda which is effective until March 28, 2016, (a) Sea Containers would not be required to deduct or withhold on account of Bermuda income tax from payments made under the notes and (b) Holders of the notes who are not treated as resident or ordinarily resident in Bermuda generally would not be subject to any Bermuda taxation of capital gains realized on the disposition of the notes,

  •
  notes that are not treated as situated in Bermuda and are beneficially owned by an individual domiciled outside Bermuda will not be subject to Bermuda inheritance tax, and

  •
  no Bermuda stamp duty or stamp duty reserve tax will be imposed on the issuance of the notes and no Bermuda stamp duty is payable on any transfer of notes.

Covenants

        The Indenture provides that Sea Containers and its Subsidiaries will be subject to the following covenants. The Indenture also provides that if no Default or Event of Default has occurred and is continuing, and if the ratings assigned to the notes by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., and Moody's Investors Service, Inc. are equal to or higher than BBB- and Baa3, or their respective equivalents (the "Investment Grade Ratings"), and even though the notes may later cease to have such a rating, Sea Containers and its Subsidiaries will not be subject to the provisions of the Indenture described below under "Limitation on Indebtedness," "Limitation on Restricted Payments," "Transactions with Affiliates," "Restriction on Indebtedness and Preferred Shares of Subsidiaries," "Disposition of Proceeds of Asset Sales," "Maintenance of Consolidated Tangible Net Worth," and clauses 3 and 4 of "Merger and Sale of Assets."

  Limitation on Indebtedness

        Sea Containers will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness (excluding Permitted Indebtedness) unless, at the time of such Incurrence, and after giving effect thereto on a pro forma basis, Sea Containers' Cash Flow Coverage Ratio for the Reference Period would have equaled or exceeded 1.75 to 1.0.

  Limitation on Restricted Payments

        Sea Containers will not, and will not permit any of its Subsidiaries to, directly or indirectly, make a Restricted Payment, which is defined as

  •
  the declaration or payment of any dividend on, or the distribution to holders of, any shares of its or a Subsidiary's Capital Stock (other than dividends or distributions payable in shares of its or such Subsidiary's Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but excluding dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock),

  •
  the purchase, redemption, acquisition or retirement for value of any Capital Stock of Sea Containers or any Subsidiary or any options, warrants or other rights to acquire such Capital Stock (except pursuant to mandatory sinking fund requirements or at the Stated Maturity thereof, which payments may be made at any time during the year prior to the required sinking fund payment date or Stated Maturity),

  •
  any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance or other acquisition or retirement for value, of Indebtedness of Sea Containers that is subordinated in right of payment to the notes (except pursuant to mandatory sinking fund requirements or at the Stated Maturity thereof, which payments may be made at any time during the year prior to the required sinking fund payment date or Stated Maturity), or

  •
  any Investment (other than any Permitted Investment) in any Person other than a Subsidiary and other than a Person that becomes a Subsidiary as a result of such Investment, unless at the time of and after giving effect to the proposed Restricted Payment (the amount of which, if other than cash, will be as determined by the board of directors of Sea Containers, whose determination will be conclusive and evidenced by a board resolution),

  (1)
  no Default or Event of Default shall have occurred and be continuing or shall occur as a result of such Restricted Payment,

  (2)
  Sea Containers could Incur at least $1.00 of additional Indebtedness under the "Limitation on Indebtedness" covenant described above (excluding Permitted Indebtedness), and

  (3)
  the aggregate amount of all Restricted Payments declared or made after July 1, 1996 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures) will not exceed the sum of

  (A)
  50% of the aggregate cumulative Consolidated Net Income Available For Restricted Payments accrued on a cumulative basis during the period (taken as one accounting period) beginning on April 1, 1993 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures) and ending on the last day of Sea Containers' last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income Available For Restricted Payments shall be a loss, minus 100% of such loss),

  (B)
  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by Sea Containers' board of directors), received after February 1, 1998 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures) by Sea Containers from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of Sea Containers (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock of Sea Containers (other than Redeemable Capital Stock),

  (C)
  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by Sea Containers' board of directors), received after February 1, 1998 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures), by Sea Containers (other than from any of its Subsidiaries) upon the exercise of options, warrants or rights to purchase shares of Capital Stock of Sea Containers (other than Redeemable Capital Stock),

  (D)
  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by Sea Containers' board of directors), received after February 1, 1998 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures), by Sea Containers from the issue or sale of debt securities or Redeemable Capital Stock that, in either case, have been converted into or exchanged for Capital Stock of Sea Containers (other than Redeemable Capital Stock), plus the aggregate cash received by Sea Containers at the time of such conversion or exchange,

  (E)
  an amount equal to the net reduction after February 1, 1998 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures), in Investments in any third Person not a Subsidiary of Sea Containers resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Sea Containers or any Subsidiary from any such third Person, but only to the extent such payments

  i.
  were not otherwise included in the Consolidated Net Income of Sea Containers and its Subsidiaries,

  ii.
  were not deducted from the Investment of Sea Containers in any third Person not a Subsidiary pursuant to clause 4 of the definition of Permitted Investments in "Definitions" below, and

      iii.
      do not exceed in the case of any such third Person the amount of Investments previously made by Sea Containers or any Subsidiary in such third Person, and

    (F)
    $15,000,000.

        Management estimates that as of December 31, 2003, the aggregate amount available for Restricted Payments would have been approximately $199,000,000 under the Indenture and the other agreements governing Sea Containers' Indebtedness.

        This Restricted Payments covenant will not be violated by reason of, and will not take into account,

  (a)
  the payment of any dividend within 60 days after the date of its declaration if such payment would have been permitted under clauses (1), (2) and (3) above on the declaration date, in which event such dividend will be deemed to have been paid on the declaration date for purposes of this Restricted Payments covenant,

  (b)
  a Restricted Payment by a Subsidiary to Sea Containers or to another Subsidiary of Sea Containers or by Sea Containers to a Subsidiary of Sea Containers, provided that any Restricted Payment by a Subsidiary of Sea Containers relating to Capital Stock held by Sea Containers or a Subsidiary of Sea Containers may also be made to Persons other than Sea Containers or a Subsidiary so long as such Restricted Payment is made ratably based on the respective ownership interests in such Capital Stock of Sea Containers or such Subsidiary and such other Persons, or

  (c)
  the issuance of Capital Stock (other than Redeemable Capital Stock) upon the exercise by Sea Containers' employees of options issued pursuant to employee benefit plans, or

  (d)
  as long as no Default or Event of Default is in existence,

  (I)
  the acquisition or retirement for value of any shares of Capital Stock or any Indebtedness subordinated in right of payment to the notes prior to a Stated Maturity of such Indebtedness by exchange for, or upon conversion of, or out of the proceeds of the substantially concurrent sale for cash (other than to a Subsidiary) of, other shares of Capital Stock (other than Redeemable Capital Stock) of Sea Containers or Indebtedness of the type, and satisfying the requirements, described in clause 9 of the definition of Permitted Indebtedness,

  (II)
  the payment of a dividend on preferred shares (including Redeemable Capital Stock) outstanding on the date of the Indenture, and preferred shares issued to refinance such preferred shares as permitted by clause (I) above at rates not in excess of those set forth in the terms of such preferred shares on the date of the Indenture, and

  (III)
  the payment of dividends on Redeemable Capital Stock issued after the date of the Indenture, or

  (e)
  the redemption, acquisition or retirement for value of the 12 1/2% Senior Subordinated Debentures with the net proceeds of the notes.

        However, the aggregate net proceeds, including the Fair Market Value of property other than cash, received by Sea Containers from the issuance or sale of shares of Capital Stock (other than Redeemable Capital Stock) of Sea Containers pursuant to clauses (c) and (d)(I) above will not be counted for purposes of increasing the available amount of Restricted Payments pursuant to clause (3)(B) above.

  Restrictions on Liens

        Sea Containers will not, and will not permit any of its Subsidiaries, directly or indirectly, to create, Incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any property or assets of Sea Containers or its Subsidiaries, or on any shares of Capital Stock of any Subsidiary, or any income or profits thereon or proceeds thereof, without in any such case effectively providing that the notes are secured equally and ratably with (or prior to) the obligations secured by such Lien.

  Limitation on Sale and Leaseback Transactions

        Sea Containers will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, with any Person providing for the leasing by Sea Containers or a Subsidiary of any property or assets in a transaction pursuant to which such property or asset has been or is to be sold or transferred by Sea Containers or a Subsidiary to such Person (a "Sale and Leaseback Transaction"), unless

  (a)
  at the time of such transaction, Sea Containers or such Subsidiary would be permitted to Incur Indebtedness secured by a Lien on the property or asset to be leased under paragraph (i) of the definition of "Permitted Liens" in an amount at least equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without equally and ratably securing the notes, or

  (b)
  such Sale and Leaseback Transaction is between Sea Containers and a Subsidiary or between Subsidiaries, or

  (c)
  such Sale and Leaseback Transaction is for a term, including renewal rights, of not more than three years, or

  (d)
  within 180 days of the effective date of the Sale and Leaseback Transaction, Sea Containers or such Subsidiary commits to apply an amount not less than the greater of

  i.
  the net proceeds of the sale of the property or asset leased pursuant to such arrangement, or

  ii.
  the Fair Market Value of such property or asset as determined by the board of directors of Sea Containers or such Subsidiary to retire the notes or any other Senior Indebtedness of Sea Containers or Indebtedness of any Subsidiary, in each case, with a maturity of greater than one year from the date of determination or to purchase other property having a Fair Market Value (as determined by the board of directors of Sea Containers or such Subsidiary) at least equal to the Fair Market Value of the property or asset leased in such Sale and Leaseback Transaction (and in fact applies such amount within 360 days of the effective date of the Sale and Leaseback Transaction).

  Transactions with Affiliates

        Sea Containers will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services, the entering into of any contract, agreement or understanding, any Investment, or the payment of any compensation) with any Affiliate of Sea Containers (other than a Subsidiary) unless

  1.
  such transaction or series of transactions is or are on terms that are no less favorable to Sea Containers or the Subsidiary than could have been obtained at the time of such transaction or transactions in a comparable transaction in arm's-length dealings with an unaffiliated third party, and

  2.
  with respect to any transaction or series of transactions involving aggregate payments in excess of $15,000,000, Sea Containers delivers an officer's certificate to the Trustee certifying that such transaction or series of transactions complies with clause 1 above and that such transaction or series of transactions has received the approval of a majority of the disinterested directors of the board of directors of Sea Containers, and Sea Containers or the relevant Subsidiary delivers to the Trustee a written opinion of a recognized independent financial advisor, auditing or appraisal firm stating that the transaction is fair to Sea Containers or such Subsidiary from a financial point of view, or in the case of the sale by Sea Containers or a Subsidiary of an asset, that the consideration received for such asset equals or exceeds the appraised value of such asset, or in the case of a purchase by Sea Containers or a Subsidiary of an asset, that the consideration paid for such asset equals or does not exceed the appraised value of such asset.

        This covenant will not apply to transactions pursuant to agreements in place and as in place as of the date of the Indenture and disclosed or described in this prospectus supplement or in Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and to any extensions of such agreements and any replacements of such agreements, provided such replacements have substantially similar terms to the agreements being replaced.

  Restriction on Indebtedness and Preferred Shares of Subsidiaries

        Sea Containers will not permit any of its Subsidiaries to

  •
  Incur any Indebtedness, other than (x) Indebtedness that would be permitted to be secured by a Lien under the "Restrictions on Liens" covenant above and (y) other Indebtedness in an amount not in excess of $50,000,000 outstanding at any time, or

  •
  issue any preferred shares (other than Redeemable Capital Stock, to the extent such Redeemable Capital Stock is otherwise permitted to be issued in accordance with the terms of the Indenture) or warrants, options or other rights to purchase or otherwise acquire any preferred shares of such Subsidiary (other than permitted Redeemable Capital Stock), or permit any Person to own or hold an interest in any preferred shares of any such Subsidiary (other than permitted Redeemable Capital Stock).

        This covenant will not restrict any Subsidiary from Incurring Indebtedness or issuing preferred shares to and held by Sea Containers or a wholly-owned Subsidiary of Sea Containers.

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

        Sea Containers will not, and will not permit any Material Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Material Subsidiary to

  (a)
  pay dividends or make any other distribution on its Capital Stock,

  (b)
  pay any Indebtedness owed to Sea Containers or any Subsidiary,

  (c)
  make loans or advances to Sea Containers or any Subsidiary, or

  (d)
  transfer any of its property or assets to Sea Containers or any Subsidiary.

This covenant does not apply to

  1.
  any encumbrance or restriction with respect to a Subsidiary that was not a Subsidiary of Sea Containers on the date of the Indenture in existence at the time such Person becomes a Subsidiary of Sea Containers or created on the date it becomes a Subsidiary, so long as such encumbrance or restriction was not created in contemplation of such Person becoming a Subsidiary,

  2.
  any encumbrance or restriction with respect to a Subsidiary that had no assets immediately prior to the time the encumbrance or restriction was created and which encumbrance or restriction was created in connection with such Subsidiary's acquisition of assets and the financing thereof,

  3.
  any encumbrance or restriction arising under or by reason of applicable law,

  4.
  any restriction on the ability of a Subsidiary to transfer an asset or property to the extent such restriction arises pursuant to a security interest or mortgage that is a Permitted Lien or is entered into in connection with the financing of the acquisition of such asset or property, and

  5.
  any encumbrance or restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement containing any of the restrictions described in clauses 1, 2 and 4 above, provided that the terms and conditions of any such restrictions are not materially less favorable to the Holders of the notes than those under or pursuant to the agreement extended, refinanced, renewed or replaced.

        The Incurrence of Indebtedness will not be considered the creation, existence or effectiveness of a "consensual encumbrance or restriction" for purposes of this covenant merely because the obligation to repay such Indebtedness may limit such Subsidiary's cash flow available to make any of the payments described in clauses (a) through (d) above.

  Disposition of Proceeds of Asset Sales

        Sea Containers will not, and will not permit any of its Subsidiaries to, make any Asset Sale unless

  •
  Sea Containers or such Subsidiary, as the case may be, receives consideration (including by way of the purchaser assuming Indebtedness of Sea Containers or any of its Subsidiaries) at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of, and

  •
  if the Fair Market Value of such Asset Sale exceeds $25,000,000, at least 75% of such consideration consists of cash (including cash received after the date of such sale pursuant to a lease not giving rise to a Capital Lease Obligation), Cash Equivalents or the assumption of Indebtedness of Sea Containers or any of its Subsidiaries by the purchaser, provided that in the event of a sale by Sea Containers or any of its Subsidiaries of a hotel, the Fair Market Value of which exceeds $25,000,000, at least 75% of such consideration consists of

  (A)
  cash (including cash received after the date of such sale pursuant to a lease not giving rise to a Capital Lease Obligation),

  (B)
  Cash Equivalents,

  (C)
  the assumption of Indebtedness of Sea Containers or any of its Subsidiaries by the purchaser, or

  (D)
  Indebtedness of the purchaser or any Subsidiary of the purchaser secured by a first mortgage on the hotel being sold, and

  •
  no Default or Event of Default exists or would exist after giving effect to such Asset Sale.

        To the extent that the Net Cash Proceeds from any Asset Sale are not applied to permanently repay Senior Indebtedness (including the notes), and permanently reduce the commitments under the instruments governing the Indebtedness so repaid, Sea Containers or such Subsidiary may commit to apply the Net Cash Proceeds from such Asset Sale, within 180 days of such Asset Sale (and in fact apply such Net Cash Proceeds within 360 days of such Asset Sale), to an investment in properties and assets that will be used in the businesses of Sea Containers and its Subsidiaries as permitted or engaged in on the date of the Indenture or in businesses similar or related thereto ("Replacement Assets"). Any Net Cash Proceeds from any Asset Sale that are not applied to pay, acquire or retire such Senior Indebtedness and are either not committed to an investment in Replacement Assets within 180 days of such Asset Sale or, if committed within such 180-day period, are not invested in Replacement Assets within such 360-day period, are "Excess Proceeds."

        When the aggregate amount of Excess Proceeds equals or exceeds $10,000,000, Sea Containers must make an offer to purchase ratably from all holders of its public, unsecured Indebtedness that is not Subordinated Indebtedness (including the Holders of notes), an aggregate principal amount of such Indebtedness equal to such Excess Proceeds at a price in cash equal to 100% of the outstanding principal amount thereof plus any accrued and unpaid interest to the purchase date. If the aggregate principal amount of such Indebtedness validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, the Indebtedness to be purchased will be selected ratably. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset to zero. The purchase date for any such offer to purchase is required to be a date prior to the purchase date, if any, established by Sea Containers for the repurchase of any Indebtedness subordinated to the notes pursuant to any similar "asset sale" provision. Any Excess Proceeds remaining after completion of such offer to purchase may be used by Sea Containers for general corporate purposes.

        Sea Containers will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and Sea Containers is required to purchase the notes (and other public unsecured Indebtedness) as described above.

  Conduct of Business

        Sea Containers and its Subsidiaries will not engage in any businesses that are not the same as, or similar or related to, the businesses in which Sea Containers and its Subsidiaries have engaged since July 1, 1996.

  Reporting Requirements

        So long as any notes remain outstanding, Sea Containers will file with the SEC such annual reports, quarterly reports and other documents required to be filed pursuant to Sections 13 and 15(d) of the Exchange Act by a United States domestic issuer. If Sea Containers ceases to have a class of securities registered under the Exchange Act, Sea Containers will furnish to the Trustee (and, to the extent Sea Containers is permitted to do so, to the SEC) the financial information that it would be required to file with the SEC under Section 13 of the Exchange Act if it were a domestic issuer with a class of securities registered under the Exchange Act. Sea Containers must furnish to the Trustee, and, to the extent required by law, provide to Holders, within 15 days after it files them with the SEC, copies and/or summaries of such reports and documents. As long as Sea Containers remains a "foreign private issuer" under Rule 405 of the Securities Act, the annual and quarterly reports, and other documents and information that Sea Containers files with or furnishes to the Trustee need not include any information that a "foreign private issuer" is not required to provide.

        Sea Containers must provide to the Holders all reports and other documents that Sea Containers provides to its shareholders.

  Maintenance of Consolidated Tangible Net Worth

        If at any time the Consolidated Tangible Net Worth of Sea Containers and its Subsidiaries at the end of each of any two consecutive fiscal quarters is less than $175,000,000, Sea Containers will make an offer (an "Offer"), on or prior to the 30th day following the date on which Sea Containers files its quarterly or annual report with the SEC reporting the results for the second fiscal quarter giving rise to the obligation to make the Offer, or if Sea Containers is not then required to file reports with the SEC, on or prior to the 30th day following the date on which Sea Containers determines the results for the second fiscal quarter giving rise to the obligation to make the Offer, but in any event not later than the 75th day following the end of the quarter (in the case of the first three fiscal quarters in any fiscal year) or the 120th day following the end of the quarter (in the case of the fourth quarter in any fiscal year). The Offer will be to purchase ratably from the Holders 10% of the aggregate principal amount of the notes originally issued (or such lesser amount as may be outstanding at the time) at a purchase price of 100% of the principal amount plus interest accrued and unpaid to the date on which the notes are to be purchased (the "Purchase Date"). However, if the Purchase Date is an Interest Payment Date, interest payable on such date shall be paid to the person in whose name the note is registered at the close of business on such record date, and no additional interest will be paid to the person who tendered the note. Sea Containers may not credit against its obligation to purchase notes on any Purchase Date under the Indenture the principal amount of any notes previously acquired or redeemed by Sea Containers. In no event shall the failure to meet the minimum Consolidated Tangible Net Worth requirement stated above at the end of any fiscal quarter be counted toward the making of more than one Offer under the Indenture.

        Notice of an Offer shall be mailed by Sea Containers not less than 25 days before the Purchase Date to the Trustee and to the Holders of notes at their last registered addresses. The Offer shall remain open from the time of mailing at least until five Business Days before the Purchase Date.

Purchase of Notes upon Change of Control

        If a Change of Control occurs at any time, Sea Containers will be required to make an offer (a "Change of Control Offer") to repurchase any or all of the notes in integral multiples of $1,000, at a cash purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest (including any defaulted interest) to the date of purchase. Sea Containers will comply with all applicable laws and regulations, including Section 14(e) of the Exchange Act, in connection with any Change of Control Offer.

        Within 30 days following any Change of Control, Sea Containers shall notify the Trustee and the Trustee shall promptly send by first-class mail, postage prepaid, to each Holder of notes, at his or her address appearing in the note register, a notice stating, among other things,

  •
  the Change of Control Purchase Price and the purchase date (the "Change of Control Purchase Date"), which will be a Business Day no earlier than 45 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act,

  •
  that any notes not tendered will continue to accrue interest,

  •
  that Sea Containers will pay the Change of Control Purchase Price for any notes that have been properly tendered and not withdrawn promptly following the Change of Control Purchase Date, and

  •
  the procedures that a Holder must follow to accept a Change of Control Offer or to withdraw acceptance.

        A Subsidiary of Sea Containers, together with Sea Containers' directors and executive officers, currently holds about 84% of the voting power for most matters submitted to a vote of Sea Containers' shareholders. Under Bermuda law, the class B common shares of Sea Containers owned by its Subsidiary, representing approximately 78% of the combined voting power of the class A and class B common shares, are outstanding and may be voted by that Subsidiary. The manner in which the Subsidiary votes its common shares is determined by the five directors of the Subsidiary (two of whom—James B. Sherwood and John D. Campbell—are also directors of Sea Containers and one of whom—James B. Sherwood—is also an executive officer of Sea Containers) consistently with the exercise by those directors of their fiduciary duties to the Subsidiary. That subsidiary will be able to elect a majority of the members of the Board of Directors of Sea Containers, to control the outcome of most matters submitted to a vote of the shareholders of Sea Containers and to block a number of matters relating to a Change of Control of Sea Containers.

        The Change of Control repurchase provision, taken together with the dual common share capitalization of Sea Containers, the voting control of Sea Containers held by its Subsidiary, certain provisions of its Bye-Laws, including those relating to quorum and minimum vote required for shareholders to take certain actions, and the provisions of a shareholder rights agreement entered into by Sea Containers in 1988 (as amended and restated in 1998), may render more difficult or discourage a transaction that would constitute a Change of Control. The Change of Control provision is not intended to be an anti-takeover provision but, rather, a protection for Holders of the notes. Such a provision is frequently found in debt securities of this type.

        As described in the definition of "Change of Control" set forth below, one of the events that would constitute a Change of Control is a sale, assignment, conveyance, transfer, lease or other disposition of all or "substantially all" of the assets of Sea Containers. There is no established quantitative definition of "substantially all" of the assets of a corporation under applicable law. Accordingly, if Sea Containers were to engage in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of its assets and, accordingly, whether Sea Containers would have to make a Change of Control Offer.

        Sea Containers could in the future enter into certain transactions, including certain recapitalizations, which would not constitute a Change of Control triggering a Change of Control Offer but which would increase the amount of Indebtedness outstanding at such time. Furthermore, certain changes in the composition of a majority of the board of directors of Sea Containers may occur or be effected that would not be a Change of Control requiring Sea Containers to make a Change of Control Offer.

        If a Change of Control were to occur, there can be no assurance that Sea Containers would have sufficient funds at that time to pay the purchase price for all notes that Sea Containers is required to purchase. In addition, the indentures relating to the other publicly outstanding senior notes of Sea Containers contain the same change of control provision that would require Sea Containers to repurchase all such notes in the event of a Change of Control. Sea Containers would need to seek third-party financing to the extent it does not have available funds to meet such purchase obligations. However, we cannot assure you at this time that Sea Containers would be able to obtain such financing. In addition, Sea Containers' ability to purchase the notes may be limited by then-existing borrowing agreements so that a Change of Control (or the financial effect of the required repurchases by Sea Containers) could cause a default under other Indebtedness of Sea Containers and its Subsidiaries. Failure by Sea Containers to purchase the notes when required by a Change of Control will result in an Event of Default with respect to the notes.

Merger and Sale of Assets

        The Indenture provides that Sea Containers may not amalgamate or consolidate with or merge with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets substantially as an entirety to any Person or group of affiliated Persons, unless at the time and after giving effect to the transaction

  1.
  either (a) Sea Containers shall be the continuing company or corporation, or (b) the Person (if other than Sea Containers) formed by such consolidation or amalgamation or into which Sea Containers is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of Sea Containers, substantially as an entirety (the "Surviving Entity") will be a company or corporation duly organized and validly existing under the laws of the Islands of Bermuda or the laws of the United States of America, any state thereof or the District of Columbia and will, in either case, expressly assume by a supplemental indenture, executed and delivered to the Trustee in form satisfactory to it, all the obligations of Sea Containers under the notes and the Indenture, and the Indenture will remain in full force and effect,

  2.
  immediately prior to such transaction, and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing,

  3.
  the Consolidated Net Worth of Sea Containers and its Subsidiaries or the Surviving Entity, as the case may be, on a pro forma basis after giving effect to such transaction is not less than the Consolidated Net Worth of Sea Containers and its Subsidiaries immediately prior to such transaction, and

  4.
  immediately after giving effect to such transaction on a pro forma basis, Sea Containers and its Subsidiaries or the Surviving Entity would be able to incur at least $1.00 of additional Indebtedness pursuant to the test described under "—Limitation on Indebtedness" above (excluding Permitted Indebtedness).

        In connection with any amalgamation, consolidation, merger, transfer or lease contemplated by the Indenture, Sea Containers will deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officer's certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described above, and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

        Upon any amalgamation, consolidation or merger or any transfer of all or substantially all of the assets of Sea Containers and its Subsidiaries in accordance with the foregoing, the successor Person formed by such amalgamation, consolidation or merger, or into which Sea Containers is merged or to which such transfer is made, will succeed to, and be substituted for, and may exercise every right and power of, Sea Containers under the Indenture with the same effect as if such successor Person had been named as Sea Containers in the Indenture.

Events of Default

        An Event of Default will occur under the Indenture if

  (a)
  Sea Containers defaults in the payment of any interest on any note when the same becomes due and payable, and such default continues for a period of 30 days, or

  (b)
  Sea Containers defaults in the payment of the principal of (or premium, if any, on) any note when the same becomes due and payable at Maturity, or

  (c)
  Sea Containers defaults in the performance of, or breaches, any covenant, warranty or agreement in the notes or the Indenture (other than a default or breach that is specifically dealt with in another paragraph of this definition), and such default or breach continues for a period of 30 days after the Trustee has given to Sea Containers, or the Holders of at least 25% in principal amount of the outstanding notes have given to Sea Containers and the Trustee, a written notice specifying such default or breach and stating that such notice is a "Notice of Default" under the Indenture, or

  (d)
  Sea Containers and its Subsidiaries default with respect to any issues of their Indebtedness having an outstanding principal amount of $5,000,000 or more individually or in the aggregate, whether such issues of Indebtedness now exist or are hereafter created, such default has caused the payment of such Indebtedness of at least $5,000,000 or aggregating at least $5,000,000 to become or be declared due and payable prior to the date on which it would otherwise become due and payable, and such Indebtedness has not been discharged in full, or such acceleration has not been rescinded or annulled, within 30 days of such acceleration, or

  (e)
  judgments or orders are rendered against Sea Containers or any Subsidiary that require the payment in money, individually or in an aggregate amount, of more than $5,000,000, and such judgments or orders remain unsatisfied, unstayed or unbonded for 60 days, provided that the judgment or order shall only be considered bonded if as a result of such bond, no action can be taken to enforce the judgment or order, or

  (f)
  a court of competent jurisdiction enters a decree or order, which remains unstayed and in effect for 60 days,

  (A)
  granting relief in respect of Sea Containers or any Material Subsidiary in an involuntary case or proceeding under the United States Federal Bankruptcy Code or any other federal or state bankruptcy, insolvency, reorganization or similar law, or

  (B)
  adjudging Sea Containers or any Material Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of Sea Containers or any Material Subsidiary under the United States Federal Bankruptcy Code or any other applicable federal or state bankruptcy, insolvency, reorganization or similar law, or

  (C)
  appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Sea Containers or any Material Subsidiary or of any substantial part of any of its properties, or

  (D)
  ordering the winding-up or liquidation of the affairs of Sea Containers or any Material Subsidiary, and any such decree or order remains unstayed and in effect for a period of 60 consecutive days, or

  (g)
  Sea Containers or any Material Subsidiary institutes a voluntary case or proceeding under the United States Federal Bankruptcy Code or any other applicable federal or state bankruptcy, insolvency, reorganization or similar law, to be adjudicated a bankrupt or insolvent, or consents to the entry of a decree or order for relief in any involuntary case or proceeding under the United States Federal Bankruptcy Code or any other applicable federal or state bankruptcy, insolvency, reorganization or similar law, or to the institution of bankruptcy or insolvency proceedings against Sea Containers or any Material Subsidiary, or files a petition or answer or consent seeking reorganization or relief under the United States Federal Bankruptcy Code or any other applicable federal or state bankruptcy, insolvency, reorganization or similar law, or consents to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of any of Sea Containers or any Material Subsidiary or

    of any substantial part of its property, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or it takes corporate action in furtherance of any such action, or

  (h)
  Sea Containers or any Material Subsidiary which is not a U.S. corporation makes an application for an administrative order or convenes any meeting of its members or creditors or takes any other steps (under any applicable law relating to bankruptcy, insolvency, liquidation, winding-up, reorganization or similar proceedings) with a view to the liquidation, winding-up, dissolution, receivership, administration, reorganization or amalgamation of Sea Containers or such Material Subsidiary or with a view to proposing any kind of composition, scheme of arrangement or other compromise or arrangement with its creditors generally, other than solvent amalgamations and similar reorganizations otherwise permitted under the Indenture, or

  (i)
  with respect to Sea Containers or any Material Subsidiary that is not a U.S. corporation, an application for an administrative order in relation to Sea Containers or such Material Subsidiary is presented to a court of competent jurisdiction, or a court of competent jurisdiction appoints an administrative or other receiver or any manager with respect to Sea Containers or such Material Subsidiary or all or any substantial part of their respective property, or a petition is presented to a court of competent jurisdiction for the liquidation, dissolution or winding-up of Sea Containers or such Material Subsidiary, and such application, appointment or petition is not revoked, discharged or dismissed or the related proceedings not stayed within 60 days, or

  (j)
  there occurs, in relation to Sea Containers or any Material Subsidiary that is not a U.S. corporation, in any courts of competent jurisdiction of any country or territory in which it carries on business or to the jurisdiction of whose courts it or a substantial portion of its property is subject, any event or proceeding which corresponds in that country or territory with any of those mentioned in clauses (f) to (i) above, subject to the same exceptions provided in said clauses and the passage of analogous time periods, or

  (k)
  there is a default in the performance or breach of the provisions of "—Merger and Sale of Assets" or "—Purchase of Notes upon Change of Control" above.

        If any Event of Default (other than as specified in clauses (f) through (j) above) shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable immediately at their principal amount together with accrued interest. Thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the Holders of notes by appropriate judicial proceeding. If an Event of Default specified in any of clauses (f) through (j) above occurs and is continuing, then the principal amount of all notes, together with all accrued interest, will automatically become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        After a declaration of acceleration, but before the Trustee has obtained a judgment or decree for payment of the money due, the Holders of a majority in aggregate principal amount of the notes outstanding, by written notice to Sea Containers and the Trustee, may annul such declaration if

  (a)
  Sea Containers has paid or deposited with the Trustee a sum sufficient to pay all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, all overdue interest on all notes, the principal of and any premium on any notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes, and to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes, and

  (b)
  all Events of Default, other than the non-payment of principal of the notes that have become due solely by the declaration of acceleration, have been cured or waived.

        The Holders of not less than a majority in principal amount of the notes outstanding may on behalf of all Holders waive any past defaults under the Indenture, except a default in the payment of the principal of, or any premium or interest on, such notes, or a default in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the Holder of each affected note outstanding.

        Sea Containers must notify the Trustee within five business days of the occurrence of any event that is, or after notice or passage of time or both would be, an Event of Default.

Defeasance of Indenture

        Sea Containers may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding notes. As a result of such discharge, known as defeasance, Sea Containers would be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, and to have satisfied all its other obligations with respect to the notes and the Indenture, except for

  •
  the rights of Holders to receive payments in respect of the principal of, and any premium and interest on, such notes when such payments are due,

  •
  Sea Containers' obligations to issue temporary notes, register the transfer of notes, replace mutilated, destroyed, lost or stolen notes and maintain an office or agency for payment and money for security payments held in trust,

  •
  Sea Containers' obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee, and

  •
  the defeasance provisions of the Indenture.

        In order to exercise defeasance,

  1.
  Sea Containers must irrevocably deposit with the Trustee, in trust for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations (as defined in the Indenture) or a combination thereof in such amounts as will be sufficient, in the opinion of a United States nationally recognized firm of independent public accountants, to pay the principal of, and any premium and interest on, the outstanding notes on the Stated Maturity of such principal or installment of principal, and to pay any premium or interest on the day on which such payments are due and payable under the Indenture,

  2.
  Sea Containers must deliver to the Trustee an opinion of United States counsel stating that (A) Sea Containers has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

  3.
  Sea Containers must deliver to the Trustee an opinion of Bermuda counsel to the effect that Holders of the outstanding notes will not recognize income, gain or loss for Bermuda tax purposes as a result of such defeasance, and will be subject to Bermuda taxes on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

  4.
  no Default or Event of Default will have occurred and be continuing on the date of such deposit or insofar as clauses (f) through (j) under the first paragraph under "—Events of Default" are concerned, at any time in the period ending on the 91st day after the date of deposit,

  5.
  such defeasance will not result in a breach or violation of or constitute a default under the Indenture or any other material agreement or instrument to which Sea Containers is a party or by which it is bound, and

  6.
  Sea Containers must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance, have been complied with.

Defeasance of Certain Covenants and Events of Default

        The Indenture provides that

  (A)
  Sea Containers may omit to comply with clauses 3 and 4 under "—Merger and Sale of Assets" and all the covenants described herein under "—Purchase of Notes upon Change of Control" and "Covenants," and

  (B)
  clauses (c) (with respect to such covenants), (d), (e) and (k) (with respect to clauses 3 and 4 under "—Merger and Sale of Assets") under "—Events of Default" above will cease to be Events of Default when

  •
  Sea Containers has deposited with the Trustee, in trust for the benefit of the Holders, cash and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any premium and accrued interest on, the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes,

  •
  Sea Containers has satisfied the provisions described in clauses 3 through 6 under "—Defeasance of Indenture" above, and

  •
  Sea Containers has delivered to the Trustee an opinion of United States counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

        If Sea Containers exercises its option to omit compliance with certain covenants and provisions of the Indenture, as described in the immediately preceding paragraph, and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Sea Containers shall remain liable for such payments.

        In addition, the Indenture provides that after the notes achieve Investment Grade Ratings from Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., and Moody's Investors Service, Inc., Sea Containers' and its Subsidiaries' obligations to comply with certain of the restrictive covenants will be permanently terminated. See the first paragraph under "Covenants" above.

Satisfaction and Discharge

        The Indenture will cease to be of further effect (except for the provisions relating to registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when

  •
  either

  (a)
  all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation, or

  (b)
  all the notes not theretofore delivered to the Trustee for cancellation have become due and payable and Sea Containers has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation, for principal, any premium and interest to the date of deposit, and

  •
  Sea Containers has paid all other sums payable by it under the Indenture, and

  •
  Sea Containers has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modifications and Amendments to Indenture

        Sea Containers and the Trustee may amend the Indenture, or provide for the waiver or modification of the rights of the Holders under the Indenture, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes; however, no such modification or amendment may, without the consent of the Holder of each outstanding note affected thereby

  •
  change the Stated Maturity of the principal of, or any installment of interest on, any notes or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of the notes or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date) or modify the obligation of Sea Containers to purchase the notes upon a Change of Control or to the extent required under the provisions of the Indenture described under "—Covenants—Disposition of Proceeds of Asset Sales," or

  •
  reduce the percentage in principal amount of outstanding notes, the consent of whose Holders is required for any such amendment or waiver, or

  •
  modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults or the waiver of certain covenants, except to increase the percentage of outstanding notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each note affected thereby.

        The Holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain restrictive covenants and other provisions in the Indenture.

        Notwithstanding the foregoing, Sea Containers and the Trustee may modify, amend or supplement the Indenture without the consent of any holder of the Notes in certain circumstances, including to provide for the issuance of Additional Notes.

Governing Law

        The Indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Trustee

        The Trustee is also the trustee for the 12 1/2% Senior Subordinated Debentures, the 10 3/4% Senior Notes, the 7 7/8% Senior Notes, the 12 1/2% Senior Notes and the 13% Senior Notes.

Book-Entry; Delivery and Form

        The certificate representing the notes will be issued in fully registered form, without coupons and will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee, in the form of a global certificate.

        So long as DTC or its nominee is the registered owner of the global certificate, DTC or its nominee will be considered the sole owner or Holder of the notes for all purposes under the Indenture. Owners of beneficial interests in the global certificate will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in certificate form and will not be considered the Holders thereof for any purposes under the Indenture. Therefore, each person owning a beneficial interest in the global certificate must rely on the procedures of DTC and, if that person is not a participant in DTC's book-entry system, must rely on the procedures of the DTC participant through which the person owns its interest, to exercise any rights of a Holder under the Indenture. Following the occurrence of an Event of Default, the owners of beneficial interest in the global certificate will be entitled to have notes registered in their names, will receive or be entitled to receive physical delivery of notes in certificate form and will be considered Holders of the notes for all purposes under the Indenture.

        For more information about the consequences of record or beneficial ownership of the global certificate, see "Description of Debt Securities—Global Debt Securities" in the accompanying prospectus.

Consent to Jurisdiction; Waiver of Jury Trial

        Sea Containers has irrevocably designated each of Sea Containers America Inc., 1155 Avenue of the Americas, New York, New York 10036 and Corporation Service Company, 80 State Street, Albany, New York 12207-2543, as its authorized agents for service of process in any legal action or proceeding in respect of its obligations under the Indenture and the notes for actions brought in any federal or state court in New York City, and Sea Containers irrevocably submits to the jurisdiction of the federal and state courts in New York City for such purposes. The Trustee is not the agent for service of process for any such actions. To the extent that Sea Containers may acquire immunity from jurisdiction of any court or from any legal process with respect to itself or its property, Sea Containers irrevocably waives such immunity in respect of its obligations under the Indenture and the notes to the fullest extent permitted by law.

        In the Indenture, Sea Containers and the Trustee irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Indenture, the notes or the transactions contemplated by the Indenture.

Definitions

        "Affiliate" means

  1.
  any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, Sea Containers,

  2.
  each executive officer or director of Sea Containers,

  3.
  any spouse, immediate family member or other relative who has the same principal residence as any Person described in clause 1 or 2 above,

  4.
  any trust in which any such Persons described in clauses 1 through 3 above have a substantial beneficial interest, and

  5.
  any corporation or other organization of which any such Persons described in clause 1 through 4 above collectively own more than 50% of the equity of such entity.

For purposes of this definition, beneficial ownership of 10% or more of voting common equity (on a fully diluted basis) or warrants to purchase such equity (whether or not currently exercisable) of a Person shall be deemed to be control of such Person. Currently, based upon this definition, OEHL is deemed to be an Affiliate of Sea Containers.

        "Asset Acquisition" means

  •
  any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock by Sea Containers or any Subsidiary of Sea Containers in any other Person, in either case, pursuant to which such Person shall become a Subsidiary or shall be merged with or into Sea Containers or any Subsidiary, or

  •
  any acquisition by Sea Containers or any Subsidiary of the assets of any Person that constitute substantially all of an operating unit or business of such Person,

provided no such capital contribution or purchase or acquisition of Capital Stock or acquisition of assets will constitute an Asset Acquisition unless financial statements (including an income statement, balance sheet and statement of cash flows) prepared and audited by accountants nationally recognized in the relevant country in accordance with the relevant accounting principles with respect to such Person, operating unit or business, are delivered to the Trustee.

        "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including by way of merger, consolidation or sale leaseback) to any Person other than Sea Containers or a Subsidiary of Sea Containers, in one or a series of related transactions, of

  (a)
  any Capital Stock of any Subsidiary of Sea Containers,

  (b)
  all or substantially all of the properties and assets of any division or line of business of Sea Containers or any Subsidiary of Sea Containers, or

  (c)
  any other properties or assets of Sea Containers or any Subsidiary of Sea Containers other than in the ordinary course of business.

        "Attributable Debt" means, in connection with a Sale and Leaseback Transaction occurring after the date of the Indenture, the present value (discounted at the interest rate set forth in the lease or, if none, at the interest rate set forth in the notes) of the obligations of the lessee for rental payments during the term of any lease, determined in accordance with GAAP.

        "Average Life to Stated Maturity" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing

  •
  the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness (including scheduled redemption and similar payments with respect to Redeemable Capital Stock) multiplied by (b) the amount of each such principal (or redemption or similar) payment by

  •
  the sum of all such principal (or redemption or similar) payments.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London are authorized or obligated by law, regulation or executive order to close.

        "Capital Lease Obligation" of any Person means any obligation (including obligations for the payment of rent, hire or other remuneration) of such Person and its Subsidiaries on a consolidated basis under any leases, charter parties or other arrangements conveying the right to use any property (whether real, personal or mixed) which, in accordance with GAAP, is required to be recorded as a capitalized lease obligation.

        "Capital Stock" of any Person means any and all shares, interests, participations, or other equivalents (however designated) of such Person's capital stock whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means

  (a)
  securities issued or directly and fully guaranteed or insured by the United States, the United Kingdom or other governments whose securities are readily marketable in London or New York City, or any agency or instrumentality thereof, provided that the full faith and credit of such government is pledged in support of such securities, and such securities have maturities of not more than one year from the date of acquisition and have the highest rating from either of Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., or Moody's Investors Service, Inc.,

  (b)
  time deposits, certificates of deposit and bankers' acceptances issued in London or in New York City by any commercial bank or any subsidiary or branch thereof, which bank is of recognized standing and has, on a consolidated basis, capital, surplus and undivided profits in excess of $300,000,000 or a Moody's Investors Service, Inc. rating for short-term bank deposits of at least P-2, with maturities of not more than one year from the date of acquisition by such Person,

  (c)
  repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (b) above,

  (d)
  commercial paper issued by any Person and having one of the top two investment ratings from either of Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., or Moody's Investors Service, Inc. and in each case maturing not more than 270 days after the date of acquisition by such Person, and

  (e)
  investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (a) through (d) above.

        "Cash Flow Coverage Ratio" for any Reference Period means the ratio of (a) the Consolidated Cash Flow of Sea Containers and its Subsidiaries for such Reference Period to (b) the Consolidated Fixed Charges of Sea Containers and its Subsidiaries for such Reference Period, provided that

  (x)
  for purposes of calculating the Consolidated Fixed Charges of Sea Containers and its Subsidiaries, Consolidated Interest Expense will be the actual Consolidated Interest Expense of Sea Containers and its Subsidiaries during such Reference Period, adjusted by

  (A)
  increasing such actual Consolidated Interest Expense by the amount attributable to new Indebtedness Incurred at any time from the beginning of such Reference Period through the Transaction Date, on a pro forma basis as if such Indebtedness had been Incurred on the first day of such Reference Period and had been outstanding during all such Reference Period, and

  (B)
  decreasing such actual Consolidated Interest Expense by the amount attributable to any Indebtedness repaid at any time from the beginning of such Reference Period through the Transaction Date, on a pro forma basis as if such Indebtedness had been repaid on the first day of such Reference Period and had been repaid during all such Reference Period,

  (y)
  for purposes of calculating the Consolidated Fixed Charges of Sea Containers and its Subsidiaries, the aggregate amount of cash dividends and other distributions paid or accrued on Included Stock shall be the amount actually paid and accrued during such Reference Period, adjusted by

  (A)
  increasing such actual amount by the amount attributable to new Included Stock issued at any time from the beginning of such Reference Period to the Transaction Date, on a pro forma basis as if such Included Stock had been issued on the first day of such Reference Period and had been outstanding during all such Reference Period, and

  (B)
  decreasing such actual amount by the amount attributable to any Included Stock repaid, redeemed or acquired or converted into Capital Stock (other than Redeemable Capital Stock) at any time from the beginning of such Reference Period through the Transaction Date, on a pro forma basis as if such Included Stock had been repaid, redeemed or acquired or converted into Capital Stock (other than Redeemable Capital Stock) on the first day of such Reference Period and had been repaid, redeemed or acquired or converted into Capital Stock (other than Redeemable Capital Stock) during all such Reference Period, and

  (z)
  Consolidated Cash Flow and Consolidated Fixed Charges will give effect on a pro forma basis for such period to any Asset Sales or Asset Acquisitions occurring during the period commencing on the first day of such period to and including the Transaction Date, as if such Asset Sale or Asset Acquisition had occurred on the first day of such period.

        "Change of Control" means the occurrence of any of the following events:

  (a)
  any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 33 1/3% of the aggregate voting power of all classes of Voting Stock of Sea Containers, or

  (b)
  Sea Containers amalgamates or consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person amalgamates or consolidates with, or merges with or into,

    Sea Containers, in any such event pursuant to a transaction in which the outstanding Voting Stock of all classes of Sea Containers is converted into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of each class of Sea Containers is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee company or corporation or (2) cash, securities and other property in an amount which could be paid by Sea Containers as a Restricted Payment under the Indenture, and the holders of each class of the Voting Stock of Sea Containers immediately prior to such transaction own, directly or indirectly, not less than a majority of each class of the Voting Stock of the surviving or transferee company or corporation immediately after such transaction, or

  (c)
  at any time, individuals who constituted the board of directors of Sea Containers on the date of the Indenture (together with any new directors whose election by such board of directors or whose nomination for election by the shareholders of Sea Containers was approved by a vote of 66 2/3% of the directors then still in office who were either directors on the date of the Indenture, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Sea Containers then in office, or

  (d)
  any order, judgment or decree is entered against Sea Containers decreeing the dissolution or liquidation of Sea Containers and is not discharged for a period in excess of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree has not been in effect.

        "Consolidated Cash Flow" with respect to any period means Consolidated Net Income plus, to the extent the following were deducted in determining Consolidated Net Income,

  •
  Consolidated Interest Expense,

  •
  federal, state, local and foreign income taxes, and

  •
  depreciation, amortization and other non-cash charges for such period (taken as one accounting period).

        "Consolidated Fixed Charges" with respect to any period means the aggregate amount of Consolidated Interest Expense, any capitalized interest, and the aggregate amount of cash dividends and other distributions paid or accrued on Included Stock, in each case during such period.

        "Consolidated Interest Expense" means, with respect to any period, without duplication, the sum of

  •
  the interest expense of a Person and its Subsidiaries for such period as determined in accordance with GAAP, including

  (a)
  any amortization of debt discount,

  (b)
  the net cost under Interest Rate Agreements (including any amortization of discounts),

  (c)
  the interest portion of any deferred payment obligation,

  (d)
  all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and

  (e)
  all accrued interest, and

  •
  the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period, as determined in accordance with GAAP.

        In calculating Consolidated Interest Expense,

  1.
  interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date,

  2.
  if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the period, and

  3.
  notwithstanding clauses 1 and 2 above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Agreements, will be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements.

        If a Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of another Person, the above will give effect to the Incurrence of such guaranteed Indebtedness as if such Person or such Subsidiary had directly Incurred or otherwise assumed such guaranteed Indebtedness, but no effect shall be given to any such guarantee of Indebtedness Incurred prior to the date of the Indenture, except that any interest actually paid by Sea Containers or any Subsidiary pursuant to any such guarantee during the period in question shall be included in computing the Consolidated Interest Expense of Sea Containers and its Subsidiaries for such period.

        "Consolidated Net Income" with respect to any period means the consolidated net income (loss), before dividends on preferred shares, for such period of Sea Containers and any of its Subsidiaries (after deducting net income attributable to minority interests in Subsidiaries of Sea Containers) but without giving effect to any extraordinary gain or loss or gains or losses from sales of assets (other than from sales of assets determined by the board of directors of Sea Containers to be in the ordinary course of business), and excluding

  1.
  for purposes of the "Limitation on Indebtedness" covenant, but not for purposes of the "Limitation on Restricted Payments" covenant, the net income of any Person (other than a Subsidiary) in which Sea Containers or any of its consolidated Subsidiaries has an interest with a third party except to the extent of the amount of dividends or distributions actually paid to Sea Containers or a Subsidiary during such period,

  2.
  for purposes of the "Limitation on Restricted Payments" covenant but not for the "Limitation on Indebtedness" covenant, except to the extent of the amount of dividends or distributions actually paid to Sea Containers or one of its Subsidiaries by such Person, the net income of any Person during such period accrued prior to the date it becomes a Subsidiary of Sea Containers or is merged into or consolidated with Sea Containers or any of its Subsidiaries or that Person's assets are acquired by Sea Containers or any of its Subsidiaries, and

  3.
  the amount of net income (if positive) of any Subsidiary which, as a result of the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to the Subsidiary, could not be distributed by such Subsidiary to Sea Containers through the paying, making or repaying of dividends or similar distributions, inter-company loans or advances or management and similar fees.

        "Consolidated Net Income Available for Restricted Payments" with respect to any period means the Consolidated Net Income for such period less dividends and other distributions made during such period on (x) preferred shares (including preferred shares constituting Redeemable Capital Stock) existing on the date of the Indenture, and preferred shares issued to refinance such preferred shares as permitted by the "Limitation on Restricted Payments" covenant to the extent the dividend rate on such refinancing preferred shares does not exceed the rate on the refinanced shares on the date of the Indenture, and (y) Redeemable Capital Stock issued after the date of the Indenture.

        "Consolidated Net Worth" means at any time the sum of the liquidation value of preferred stock (other than Redeemable Capital Stock) and common shareholders' equity (adjusted for foreign currency gains or losses subsequent to the December 31 Balance Sheet to the extent the net amount of such adjustments aggregates in excess of $25,000,000, as calculated in accordance with Statement of Financial Accounting Standards No. 52 of the Financial Accounting Standards Board), each as presented on the consolidated balance sheet of Sea Containers and its Subsidiaries.

        "Consolidated Revenue" means for any period the total revenues of Sea Containers and its Subsidiaries determined in accordance with GAAP.

        "Consolidated Tangible Net Worth" means at any time the Consolidated Net Worth of Sea Containers and its Subsidiaries less the sum of (1) the net book amount of all assets, after deducting any reserves applicable thereto, which would be treated as intangibles under GAAP and (2) any write-up in the book value of any asset on the books of Sea Containers or any Subsidiary resulting from a revaluation thereof subsequent to the date of the Indenture (other than the write-up of book value of an asset made in accordance with GAAP), all as presented on the consolidated financial statements of Sea Containers and its Subsidiaries.

        "Container Assets" means all assets and property of Sea Containers and its Subsidiaries used in the Container Business.

        "Container Business" means all aspects of the business of

  (a)
  acquiring by purchase, lease or otherwise, manufacturing, improving, using, maintaining, repairing, leasing, selling and otherwise disposing of marine and intermodal cargo containers and flat racks of all kinds, chassis for the transportation of containers and flat racks by road or railway and cranes for the handling of such containers and flat racks,

  (b)
  designing, holding, acquiring by purchase, charter or otherwise, vessels for the transportation of such containers, flat racks and chassis by sea or on inland waterways and improving, outfitting, using, maintaining, repairing, chartering to third Persons and selling or otherwise disposing of such vessels,

  (c)
  acquiring, either alone or jointly with one or more Affiliates, by purchase, lease or otherwise, real property or interests therein, principally for use by Sea Containers or any Subsidiary engaged in the Container Business as office space, terminals or facilities for the manufacturing or repairing of containers and related equipment and constructing buildings and other improvements thereon and, to the extent incidental to such principal use, the selling, leasing to third Persons or otherwise disposing of remaining unused real property and/or unused improvements thereon,

  (d)
  providing insurance against casualty risks of all kinds and against personal liabilities for injury to third persons or their property, occurring or arising in the conduct of the business described in the preceding clauses (a) through (c),

  (e)
  providing or arranging financing for the aforesaid activities, and

  (f)
  activities incidental to or integrated with those mentioned above.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangements designed to protect Sea Containers or any Subsidiary against fluctuations in currency values.

        "December 31 Balance Sheet" means the consolidated balance sheet of Sea Containers and its Subsidiaries as at December 31, 1995, as included in Sea Containers' Annual Report on Form 10-K for the year ended December 31, 1995.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default. See "Events of Default" above.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer.

        "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States consistently applied, as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

        "Global Note" means the global note certificate issued in accordance with the Indenture.

        "Group Loan Agreements" means (i) the Loan Agreement, dated as of July 24, 1998, as amended from time to time, among Sea Containers and certain of its Subsidiaries, as borrowers, and the Banks named therein, (ii) the Amended and Restated Indenture, dated as of July 16, 2001, between The Bank of New York, as trustee, and Sea Containers SPC Ltd., (iii) the Amended and Restated Loan Agreement, dated as of July 16, 2001, between Sea Containers and First Union National Bank, (iv) the Term Loan and Revolving Credit Facility Agreement, dated November 5, 2003, among Silja Oyj Abp, certain Silja subsidiaries and a syndicate of lending banks, (v) the Loan Facility Agreement, dated November 5, 2003, among Sea Containers, Silja Oyj Abp, certain Silja subsidiaries and a syndicate of lending banks, (vi) the Term Loan Agreement, dated as of March 11, 2002, among GE SeaCo SRL, the banks signatory thereto, and ING Bank N.V., as Agent and Arranger, (vii) the Amended and Restated Indenture, dated as of November 26, 2002, as supplemented, between GE SeaCo Finance SRL and The Bank of New York, as Indenture Trustee, (viii) the Loan Facility Agreement, dated as of June 9, 2003, among GE SeaCo SRL, the banks signatory thereto, and Fleet National Bank, as Administrative Agent, Documentation Agent, Assigning Bank and Swing Line Bank; and (ix) the Loan Agreement dated as of March 5, 1993, between Fahrschiff Europa Kb and Kreditanstalt fur Wiederaufbau and Norddeutsche Landesbank, and includes any amendments, renewals, extensions or refundings of such agreements.

        "Guaranty" or "Guarantee" means, as applied to any obligation, (1) a guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation, and (2) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of any part or all of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

        "Holder" means the registered holder of any note. See "Description of Debt Securities—Global Debt Securities" in the accompanying prospectus.

        "Included Stock" means (i) preferred shares (including Redeemable Capital Stock) of Sea Containers or any of its Subsidiaries outstanding on the date of the Indenture, and (ii) Redeemable Capital Stock of Sea Containers or any of its Subsidiaries issued after the date of the Indenture.

        "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume or directly or indirectly Guarantee or otherwise in any manner become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

        "Indebtedness" of any Person means, at any date, without duplication,

  1.
  all obligations of such Person for borrowed money,

  2.
  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

  3.
  all obligations of such Person in respect of letters of credit or bankers' acceptances or other similar instruments (or reimbursement obligations with respect thereto),

  4.
  all obligations of such Person as lessee under Capital Lease Obligations,

  5.
  all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person,

  6.
  all Indebtedness of others Guaranteed by such Person,

  7.
  all Redeemable Capital Stock valued at the mandatory liquidation preference or redemption price plus accrued and unpaid dividends,

  8.
  to the extent not otherwise included, obligations under Currency Agreements and Interest Rate Agreements, and

  9.
  all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables accrued in the ordinary course of business.

        "Interest" means the sum of all interest plus any Additional Amounts payable as supplemental interest pursuant to the Indenture.

        "Interest Payment Date" means the Stated Maturity of an installment of Interest on the notes.

        "Interest Rate Agreements" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount or pursuant to any interest rate protection agreement, interest rate future, interest rate option or other interest rate hedge arrangement.

        "Investment" means, directly or indirectly, any advance, loan or other extension of credit (other than a Guaranty) or capital contribution to (by means of any transfer of cash or other property to others or payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by, any other Person.

        "Investment Grade Ratings" means ratings assigned to the notes by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (or successor thereto), and Moody's Investors Service, Inc. (or successor thereto), which are equal to or higher than BBB- and Baa3, or the equivalents thereof.

        "Leisure Industry Assets" means hotels and other leisure industry assets and related property owned by Sea Containers or any of its Subsidiaries, including the stock of OEHL or any of its Subsidiaries (or any successor thereto).

        "Lien" means any mortgage, charge, pledge, lien, privilege, security interest or encumbrance of any kind, including any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest.

        "Maritime Shipping and Rail Transport Businesses" means

  (a)
  the Container Business,

  (b)
  all aspects of the maritime shipping and ferry business in lawful trades other than the Container Business, including the acquisition of the title to or the right to possess and use ships of kinds other than those designed primarily for use in the Container Business, the outfitting, furnishing, supplying, management, manning, use, operation, chartering, sale and other disposition of such ships and the acquisition, ownership, management and operation of ports and harbor facilities servicing any such ships,

  (c)
  the insurance business (subject to applicable statutory and regulatory limitations) related to the activities described in clause (b) above,

  (d)
  all aspects of the passenger and freight rail transport businesses, including the ownership, management, use, operation, leasing and sale of railroads, railroad franchises and equipment, and related interests in real property, and

  (e)
  business and activities incidental to or integrated with the foregoing.

        "Material Subsidiary" means, at any particular time, any Subsidiary of Sea Containers that, together with the Subsidiaries of such Subsidiary, (a) accounted for more than 10% of the Consolidated Revenues of Sea Containers and its Subsidiaries for the most recently completed fiscal year, or (b) was the owner of more than 10% of the consolidated assets of Sea Containers and its Subsidiaries as at the end of such fiscal year, all as shown in the consolidated financial statements of Sea Containers and its Subsidiaries for such fiscal year.

        "Maturity", when used with respect to the notes, means the date on which the principal of the notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity or on a Change of Control Purchase Date, and whether by redemption, declaration of acceleration, Change of Control or otherwise.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to Sea Containers or any Subsidiary of Sea Containers) net of

  •
  brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment bankers) related to such Asset Sale,

  •
  provisions for all taxes payable as a result of such Asset Sale,

  •
  amounts required to be paid to any Person (other than Sea Containers or any of its Subsidiaries) owning a beneficial interest in the assets subject to the Asset Sale, and

  •
  appropriate amounts to be provided by Sea Containers or any Subsidiary of Sea Containers, as the case may be, as a reserve required in accordance with Generally Accepted Accounting Principles consistently applied against any liabilities associated with such Asset Sale and retained by Sea Containers or any Subsidiary of Sea Containers, as the case may be, after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

        "OEHL" means Orient-Express Hotels Ltd., a Bermuda company about 42% owned by Sea Containers as of the date of the Indenture.

        "Other Assets" means any assets and property of Sea Containers or its Subsidiaries other than Container Assets, Passenger Transport Assets and Leisure Industry Assets.

        "Other Senior Note Indentures" means the indentures under which Sea Containers issued its (i) 10 3/4% Senior Notes due 2006, (ii) 13% Senior Notes due 2006, (iii) 7 7/8% Senior Notes due 2008, and (iv) 12 1/2% Senior Notes due 2009.

        "Passenger Transport Assets" means all assets and property of Sea Containers and its Subsidiaries used in the Maritime Shipping and Rail Transport Businesses, other than Container Assets.

        "Permitted Holder" means any wholly-owned Subsidiary of Sea Containers, James B. Sherwood or any group (as such term is used in Section 13(d) of the Exchange Act) of which James B. Sherwood is a member, and any other Person who or which is an heir or legatee of James B. Sherwood and receives any Voting Stock of Sea Containers from the estate of James B. Sherwood or the estate of any of the foregoing.

        "Permitted Indebtedness" means any of the following Indebtedness of Sea Containers or any Subsidiary, as the case may be:

  1.
  Indebtedness of Sea Containers or a Subsidiary outstanding on the date of the Indenture, including but not limited to Indebtedness under the Group Loan Agreements in amounts equal to or less than the amounts outstanding on the date of the Indenture;

  2.
  Indebtedness and obligations of Sea Containers under the notes (other than Additional Notes) and the obligations relating to the notes (other than Additional Notes) under the Indenture;

  3.
  Indebtedness of a Subsidiary of Sea Containers to Sea Containers or another Subsidiary, or of Sea Containers to any Subsidiary;

  4.
  Senior Indebtedness, the proceeds of which are used to acquire or refinance assets used in the Maritime Shipping and Rail Transport Businesses of Sea Containers and its Subsidiaries, provided that the aggregate amount of Indebtedness the proceeds of which were used to acquire or refinance assets used in the Maritime Shipping and Rail Transport Businesses (whether Incurred pursuant to this provision or any other provision of the Indenture) may not exceed 90% of the book value (after giving effect to related deductions for accumulated depreciation) of all assets used in the Maritime Shipping and Rail Transport Businesses; and also provided that the aggregate amount of Permitted Indebtedness Incurred under this clause 4, and under the corresponding clause in Sea Containers' Other Senior Note Indentures, from July 1, 1996 (the date specified in the corresponding clause in each of Sea Containers' Other Senior Note Indentures) shall not exceed $300,000,000, of which no more than $150,000,000 may be Incurred in any fiscal year of Sea Containers;

  5.
  Indebtedness represented by documentary, insurance or trade letters of credit issued in the ordinary course of business, and standby letters of credit, the total aggregate amount of such letters of credit not exceeding an aggregate amount of $50,000,000 at any one time outstanding;

  6.
  Indebtedness for working capital purposes of Sea Containers or a Subsidiary not to exceed $75,000,000 in principal amount at any one time outstanding;

  7.
  Indebtedness of Sea Containers or a Subsidiary arising as a result of Guaranties by Sea Containers or a Subsidiary of Indebtedness of Persons (other than Subsidiaries), which Guaranties are Incurred after the date of the Indenture, and shall not exceed $25,000,000 at any one time outstanding;

  8.
  Indebtedness of Sea Containers or a Subsidiary under Currency Agreements and Interest Rate Agreements, provided that such agreements do not increase the Indebtedness of Sea Containers or a Subsidiary outstanding other than as a result of fluctuations in interest rates or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; and

  9.
  Indebtedness (including Redeemable Capital Stock) used to replace, renew, refinance or refund Indebtedness outstanding on the date of the Indenture, Permitted Indebtedness Incurred pursuant to clause 4 above or other Indebtedness Incurred in accordance with the "Limitation on Indebtedness" covenant (excluding Permitted Indebtedness), in a principal amount (or, if such Indebtedness does not require cash payments prior to maturity, with an original issue price of such Indebtedness) not to exceed the lesser of

  (a)
  the principal amount (or mandatory liquidation preference, in the case of Redeemable Capital Stock) of the Indebtedness so replaced, renewed, refinanced, or refunded (or, if the Indebtedness being replaced, renewed, refinanced or refunded was issued with an original issue discount, the original issue price plus the amortized portion of the original issue discount to the date that such replacing, renewing, refinancing or refunding Indebtedness was Incurred), and

  (b)
  the principal amount (or mandatory liquidation preference, in the case of Redeemable Capital Stock) or original issue price plus amortized original issue discount, as the case may be, of such Indebtedness as of the date of the Indenture, plus any prepayment penalties and premiums, accrued and unpaid interest on the Indebtedness so replaced, renewed, refinanced or refunded, plus customary fees, expenses and costs related to the Incurrence of such replacing, renewing, refinancing or refunding Indebtedness;

    provided that if the Indebtedness being replaced, renewed, refinanced or refunded is Indebtedness of Sea Containers, such replacing, renewing, refinancing or refunding will be Indebtedness of Sea Containers; and also provided that immediately after giving effect to such replacing, renewing, refinancing or refunding, no Default or Event of Default under the notes will have occurred and be continuing; and also provided that Indebtedness used to replace, renew, refinance or refund Indebtedness of Sea Containers, that is equal or subordinated in right of payment to the notes will only be permitted if (x) such new Indebtedness is expressly equal or subordinated in right of payment to the notes at least to the same extent that the Indebtedness to be replaced, renewed, refinanced or refunded is equal or subordinated to the notes, and (y) the Average Life to Stated Maturity and Stated Maturity of such Indebtedness exceed the Average Life to Stated Maturity and Stated Maturity, respectively, of the notes.

        For the purpose of determining the amount of outstanding Indebtedness under any of the foregoing clauses, include (A) the principal amount then outstanding that was originally Incurred pursuant to such clause, (B) any outstanding Indebtedness Incurred pursuant to clause 9 to replace, renew, refinance or refund Indebtedness originally Incurred pursuant to such clause, and (C) any subsequent replacements, renewals, refinancings or refundings thereof.

        "Permitted Investment" means an Investment that consists of any one or more of the following:

  1.
  an Investment in a Subsidiary;

  2.
  Investments in United States Treasury securities or other government securities having the highest rating from either of Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc., or Moody's Investors Service, Inc. pledged to secure collateralized senior notes so long as the entire purchase price for such securities consists of proceeds from the issuance of such senior notes;

  3.
  Cash Equivalents;

  4.
  (I) Investments in Persons whose principal business is one or more aspects of the Maritime Shipping and Rail Transport Businesses and (II) Investments in other Persons engaged in a business in which Sea Containers and its Subsidiaries permitted to be engaged under the "Conduct of Business" covenant described above and with whom Sea Containers or one of its Subsidiaries, substantially contemporaneously with such Investment, enters into a management contract to manage the business of such other Person or a contract pursuant to which Sea Containers or one of its Subsidiaries leases or charters, or has the right of first refusal to lease or charter, assets or property of Sea Containers or any of its Subsidiaries to such other Person, so long as the board of directors of Sea Containers determines that such Investment is necessary to obtain the management contract, lease, charter or right of first refusal; provided that, in the case of each of (I) and (II),

  (x)
  after giving effect to such Investment, Sea Containers could Incur $1.00 of additional Indebtedness under the "Limitation on Indebtedness" covenant described above (which is not Permitted Indebtedness), and

  (y)
  such Investment would not cause the maximum aggregate amount invested under this clause 4 at such time to exceed 20% of the Consolidated Tangible Net Worth of Sea Containers and its Subsidiaries.

    In calculating the amount invested under this clause 4, such amount shall be reduced by an amount equal to the net reduction in Investments in any third Person not a Subsidiary of Sea Containers resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Sea Containers or any Subsidiary from any such third Person, and by any amount received by Sea Containers or any Subsidiary from any such third Person pursuant to any management contract, lease or charter; provided that such payments (a) were not otherwise included in the Consolidated Net Income of Sea Containers and its Subsidiaries and (b) do not exceed, in the case of such third Person, the amount of Investments previously made by Sea Containers or any Subsidiary in such third Person;

  5.
  negotiable instruments held for collection; outstanding travel, moving and other like advances to officers, employees and consultants; or lease, utility and other similar deposits, in each case in the ordinary course of business of Sea Containers or a Subsidiary;

  6.
  Investments in the notes; and

  7.
  Investments in equity securities that have been accepted for trading by a registered securities exchange or automated quotation system of the United States acquired by Sea Containers or a Subsidiary of Sea Containers as consideration for the sale of assets by Sea Containers or such Subsidiary; provided such securities shall only be a Permitted Investment until the 180th day following the acquisition thereof.

        "Permitted Liens" means:

  (a)
  operating leases or charters of assets or property entered into in the ordinary course of business;

  (b)
  Liens for taxes, assessments, governmental charges or claims that are not due or which are being contested in good faith by appropriate proceedings and as to which Sea Containers or its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

  (c)
  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and any other like Liens imposed by law and incidental to the ordinary conduct of the business of Sea Containers or a Subsidiary, which are not incurred in connection with the borrowing of money and which do not materially impair the use of such property in the operation of the business of Sea Containers and its Subsidiaries and which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings;

  (d)
  Liens Incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (e)
  Liens Incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for borrowed money);

  (f)
  easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of Sea Containers or any of its Subsidiaries;

  (g)
  judgment Liens in connection with legal proceedings that do not otherwise give rise to a Default or Event of Default;

  (h)
  Liens on government securities permitted under clause 2 of the definition of "Permitted Investment;" and

  (i)
  Liens (other than those described in paragraphs (a) through (h) above) on any asset or property of Sea Containers or any of its Subsidiaries, or any shares of capital stock of any Subsidiary, or any income or profits thereon or proceeds thereof, securing Indebtedness; provided that

  •
  the aggregate amount of such Indebtedness secured by Container Assets does not exceed 90% of the net book value of all Container Assets,

  •
  the aggregate amount of such Indebtedness secured by Passenger Transport Assets does not exceed 90% of the net book value of all Passenger Transport Assets,

  •
  the aggregate amount of such Indebtedness secured by Leisure Industry Assets does not exceed 80% of the Fair Market Value of all Leisure Industry Assets, and

  •
  the aggregate amount of such Indebtedness secured by Other Assets does not exceed 80% of the net book value of all Other Assets.

    To the extent that any Indebtedness is secured by the stock of a Subsidiary of Sea Containers, the net book value or Fair Market Value, as the case may be, of all assets of such Subsidiary, to the extent that the value of such assets is not otherwise subject to a Lien, shall be counted in determining the amount of Indebtedness secured by Container Assets, Passenger Transport Assets, Leisure Industry Assets or Other Assets, as the case may be, for purposes of this paragraph (i). For purposes of this paragraph (i), Investments in the Container Business and the Maritime Shipping and Rail Transport Businesses (other than the Container Business) and Leisure Industry Assets shall be treated as Container Assets, Passenger Transport Assets and Leisure Industry Assets, respectively, and all other Investments and cash shall be treated as Other Assets.

        In determining the amount of Liens securing Indebtedness pursuant to paragraph (i) immediately above, there shall be included the aggregate Attributable Debt in respect of any Sale and Leaseback Transactions relating to Container Assets, Passenger Transport Assets, Leisure Industry Assets or Other

Assets, as the case may be, in existence at such time (excluding Sale and Leaseback Transactions the proceeds of which have been applied in accordance with clause (d) under "Limitation on Sale and Leaseback Transactions" and Sale and Leaseback Transactions permitted under clause (b) or (c) under "Limitation on Sale and Leaseback Transactions").

        "Person" means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Redeemable Capital Stock" means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable, or otherwise,

  1.
  is required, or upon the happening of an event or passage of time would be required, to be redeemed prior to the final Stated Maturity of the notes,

  2.
  is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or

  3.
  is convertible into or exchangeable for Capital Stock referred to in clause 1 or 2 above or Indebtedness having a scheduled maturity prior to the final Stated Maturity of the notes,

provided that Capital Stock that otherwise would not be Redeemable Capital Stock will not be Redeemable Capital Stock because it provides for the redemption or acquisition of such Capital Stock in the event of a change of control of Sea Containers, so long as the definition of change of control in such instrument does not include a change of control that would not constitute a Change of Control.

        "Reference Period" means the most recent four full consecutive fiscal quarters for which financial information in respect thereof is available immediately prior to the Transaction Date, taken as one accounting period.

        "Senior Indebtedness" means

  1.
  the principal of, any premium and accrued and unpaid interest on (including all interest accruing after the commencement of an insolvency proceeding, or which, but for such commencement, would have accrued, whether or not such interest is an allowable claim enforceable against the debtor under the United States Federal Bankruptcy Code or any other similar law), and any regularly accruing fees and reasonable expenses and all other amounts payable under or in respect of, all Indebtedness of Sea Containers and its Subsidiaries (other than the 12 1/2% Senior Subordinated Debentures), including letters of credit (and reimbursement agreements with respect thereto), unless such Indebtedness, by its terms or by the terms of any agreement pursuant to which such Indebtedness is issued, is subordinated in right of payment to the notes, and

  2.
  modifications, renewals, extensions and refundings (including permitted increases and refinancing of the existing Indebtedness of Sea Containers and its Subsidiaries) of any of the foregoing obligations unless the foregoing obligations or such modifications, renewals, extensions and refundings thereof provide by their terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, that such Indebtedness shall be subordinated in right of payment to the notes.

However, "Senior Indebtedness" does not include

  •
  Indebtedness evidenced by the 12 1/2% Senior Subordinated Debentures,

  •
  Indebtedness that is subordinated or junior in right of payment to any Indebtedness of Sea Containers,

  •
  any liability for federal, state, provincial, local or other taxes owed or owing by Sea Containers,

  •
  Indebtedness of Sea Containers to a Subsidiary or any Affiliate of Sea Containers or any of such Affiliate's subsidiaries,

  •
  amounts owing under leases (other than Capital Lease Obligations and other than leases which but for the existence of a fair market value purchase option would be a Capital Lease Obligation),

  •
  any Indebtedness of Sea Containers that, when Incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to Sea Containers,

  •
  any Indebtedness to any employee of Sea Containers or any of its Subsidiaries,

  •
  any repurchase, redemption or other obligation in respect of Redeemable Capital Stock, and

  •
  any trade payables.

        "7 7/8% Senior Notes" means $149,750,000 in current aggregate principal amount of 7 7/8% Senior Notes Due 2008 of Sea Containers.

        "Stated Maturity", when used with respect to any Indebtedness or any installment of principal or interest thereon (or scheduled or required redemption or dividend payment), means the dates specified in such Indebtedness as the fixed date on which the principal (or scheduled or required redemption or dividend payment) of such Indebtedness or such installment of principal or interest (or scheduled or required redemption or dividend payment) is due and payable.

        "Subordinated Debenture Indenture" means the Indenture, dated as of November 1, 1992, between Sea Containers and The Bank of New York, as successor to United States Trust Company of New York, as Trustee, as the same has been and may be supplemented and amended from time to time, providing for the 12 1/2%Senior Subordinated Debentures.

        "Subordinated Indebtedness" means any Indebtedness of Sea Containers or a Subsidiary that is expressly subordinated in right of payment to any other Indebtedness of Sea Containers or a Subsidiary.

        "Subsidiary" means (i) any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by Sea Containers or by one or more other Subsidiaries, or by Sea Containers and one or more other Subsidiaries, or (ii) GE SeaCo SRL a joint venture between the Company and General Electric Capital Corporation relating to their respective container fleets (or any successor-in-interest thereto) for so long as the Company owns, directly or indirectly, at least 50% of the voting equity thereof. Since November 14, 2002, Sea Containers has owned less than 50% of the common shares of OEHL, and thus on that date OEHL ceased to be a Subsidiary of Sea Containers for purposes of the Indenture.

        "12 1/2% Senior Subordinated Debentures" means the $79,739,000 in current aggregate principal amount of 12 1/2% Senior Subordinated Debentures Due 2004 of Sea Containers, of which Series A was issued on November 19, 1992 and Series B was issued on February 4, 1993, in each case under the Subordinated Debenture Indenture.

        "Transaction Date" with respect to any calculation or determination required to be made under the Indenture means the date of the event requiring such calculation or determination.

        "Voting Stock" means shares of the class or classes, the holders of which have the general voting power under ordinary circumstances to elect directors, managers or trustees of a company or corporation (whether or not at the time shares of any other class or classes have or might have voting power by reason of the happening of any contingency). Sea Containers currently has two classes of Voting Stock, denominated Class A Common Shares and Class B Common Shares.

Material United States Federal Income Taxation Considerations

        The following discussion is a summary of the material United States federal income tax aspects of ownership and disposition of the notes by a person who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof or therein, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) a valid election is in place to treat the trust as a United States person (a "U.S. Holder"). This summary assumes that U.S. Holders will acquire the notes at their original offering and will hold the notes as capital assets. This summary further assumes that the notes will all be issued at a single issue price, and that such issue price will be equal to the stated principal amount or, if it is less than such amount, such discount will be within the applicable "de minimis" rule, so that the notes will not be treated as having original issue discount. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, including proposed regulations, rulings and judicial decisions now in effect, all of which are subject to change, which changes may be given retroactive effect. The discussion does not address the tax consequences that may be applicable to particular U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special rules (such as individual retirement accounts and other tax deferred accounts, banks, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, insurance companies, tax exempt organizations, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, and U.S. Holders that will hold the notes as part of a position in a "straddle" or "appreciated financial position" or as part of a hedging, conversion or integrated transaction for U.S. tax purposes) or that have a functional currency other than the U.S. dollar. Prospective purchasers of notes should consult their own advisers with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of the notes.

        Interest.    Interest paid on a note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

        Sale, Exchange or Redemption.    In general, a U.S. Holder's tax basis in a note will be equal to such holder's cost for the note. A U.S. Holder whose note is sold, exchanged or redeemed will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (less an amount representing payment for accrued but unpaid stated interest) and the U.S. Holder's tax basis in the note. If the note is a capital asset in the hands of the U.S. Holder, the gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period for the note is more than one year. The deductibility of capital losses is subject to limitations under the Code.

        If a U.S. Holder disposes of a note between interest payment dates, a portion of the amount received will represent interest accrued to the date of disposition and must be reported as ordinary interest income, and not as proceeds from the disposition, in accordance with the holder's regular method of accounting for U.S. federal income tax purposes.

        Backup Withholding and Information Reporting.    The payment of principal and interest to certain non-corporate U.S. Holders of the notes will be subject to information reporting. U.S. Holders of the notes will be subject to back-up withholding (at a current rate of 28%) with respect to principal and interest paid on the notes unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        A non-U.S. Holder of a note may be subject to U.S. backup withholding tax and information reporting requirements unless appropriate certification is provided by the non-U.S. Holder to the paying agent and the paying agent does not have actual knowledge that the holder is a U.S. Holder.

        The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership of notes. Prospective purchasers of notes should consult their own tax advisors concerning the tax consequences of their particular situations.

Underwriting

        Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below.

        Subject to the terms and conditions stated in the pricing agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$
Lazard Frères & Co. LLC
Scotia Capital (USA) Inc.
Fortis Investment Services LLC

Total		$150,000,000

        The pricing agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed        % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed        % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

        Each underwriter has represented, warranted and agreed that:

  •
  It has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

  •
  It has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any notes included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us.

  •
  It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes included in this offering in, from or otherwise involving the United Kingdom.

  •
  The offer in The Netherlands of the notes included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Sea Containers
Per note		%

        In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be $700,000.

        We expect to deliver the notes against payment for the notes on or about April     , 2004.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters and/or their affiliates have certain lending relationships with Sea Containers and certain of our affiliates or Orient-Express Hotels, and have received and will receive customary fees for their services provided in connection with such facilities.

        Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with NASD members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(h). Pursuant to that rule, the yield of a debt security can be no lower than that recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Lazard Frères & Co. LLC has agreed to act as qualified independent underwriter with respect to this offering, and the yield of the notes will be no lower than that recommended by Lazard Frères & Co. LLC.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Legal Matters

        Carter Ledyard & Milburn LLP, New York, New York, has passed upon legal matters under United States law for Sea Containers with respect to the offering of the notes being offered by this prospectus supplement, and Appleby Spurling Hunter, Hamilton, Bermuda has passed upon legal matters under Bermuda law for Sea Containers with respect to such offering. Shearman & Sterling LLP, New York, New York, has passed upon certain legal matters under United States law for the underwriters with respect to this offering of notes. Shearman & Sterling LLP will rely upon Appleby Spurling Hunter, Hamilton, Bermuda, with respect to matters of Bermuda law. Robert M. Riggs, who is senior counsel at Carter Ledyard & Milburn LLP, having recently retired as a partner in that firm, is a director of Sea Containers.

Experts

        The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus supplement by reference from Sea Containers' Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, which is incorporated herein by reference in the registration statement of which this prospectus supplement is a part, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Sea Containers Ltd.
Debt Securities

        Sea Containers Ltd. may from time to time offer its debt securities in the form of debentures, notes and/or other unsecured evidences of indebtedness at an aggregate principal amount not to exceed $200,000,000 or, if the principal is payable in a foreign or composite currency, the equivalent of $200,000,000 at the time of the initial offerings. Sea Containers may offer its debt securities in separate series and in amounts, at prices and on terms it will establish at the time of sale.

        When Sea Containers offers a particular series of debt securities, it will deliver with this prospectus a prospectus supplement which will describe the terms of that series, including the specific designation, aggregate principal amount, denominations, ranking, purchase price, maturity, rate of interest (which may be fixed or variable), interest payment dates, any redemption terms, any sinking fund provisions, the currency or currency unit in which principal, premium or interest is payable, covenants, any prepayment provisions and any listing of the series on a securities exchange.

        We shall also describe in the prospectus supplement any material risk factors that an investor should consider before purchasing that series of debt securities.

        Sea Containers may issue the debt securities in registered or bearer form or both. Also, Sea Containers may issue all or a portion of a series of the debt securities in temporary or permanent global form. Sea Containers will offer the debt securities in bearer form only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

        Sea Containers may sell the debt securities directly, or indirectly through agents it designates from time to time, or through underwriters or dealers, or through any combination of sale methods. See "Plan of Distribution." If Sea Containers sells debt securities through agents, underwriters or dealers, we shall disclose their names and any applicable commissions or discounts in the prospectus supplement, as well as the net proceeds to Sea Containers from such sale and the proposed uses of such net proceeds.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 15 , 2004.

        This prospectus is part of a "shelf" registration statement that we filed with the Commission. By using a shelf registration statement, Sea Containers may sell, from time to time, in one or more offerings, any series of debt securities described in this prospectus. The total dollar amount of the debt securities we sell through these offerings will not exceed $200,000,000.

        This prospectus only provides you with a general description of the debt securities Sea Containers may offer. Each time we sell debt securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

RATIOS OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratios of Sea Containers' earnings to fixed charges, on a consolidated basis, for the periods indicated:

Year ended December 31,
1999	2000	2001	2002	2003
1.2x	1.2x	1.0x	1.2x	1.5x

        "Earnings" for these ratios consist of earnings before minority interests, income taxes and change in accounting principle, fixed charges and preferred share dividends. "Fixed charges" for these ratios represent interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

        The ratios for the years ended December 31, 2002, and December 31, 2003 reflect the consolidation of Silja Oy Ab effective May 1, 2002, when Sea Containers increased its interest in Silja to more than 50%. For periods ending prior to May 1, 2002, Sea Containers' interest in Silja was accounted for using the equity method of accounting. The ratio for the year ended December 31, 2002, also reflects the deconsolidation of Orient-Express Hotels Ltd. during the fourth quarter of that year when Sea Containers reduced its interest in Orient-Express Hotels below 50%. Previously, Orient-Express Hotels was accounted for as a consolidated subsidiary of Sea Containers. Finally, the ratio for the year ended December 31, 2003, reflects the sale, effective July 1, 2003, of Sea Containers' Isle of Man Steam Packet Company Ltd. subsidiary for approximately $242,000,000 in cash, representing a gain on sale of approximately $100,000,000. Also in the second half of 2003, Sea Containers recognized an aggregate of $46,000,000 of non-recurring charges.

USE OF PROCEEDS

        Unless we identify other uses of proceeds in a prospectus supplement to this prospectus, we intend to use the net proceeds from the sale of the debt securities for Sea Containers' general corporate purposes, which may include repayment of other debt, funding our capital expenditure program for each of our businesses, acquisitions, and working capital. Pending these uses, we may also invest the net proceeds temporarily in short-term securities.

        Depending on market conditions and Sea Containers' financial needs, Sea Containers may, from time to time, undertake additional financings. We cannot at this time estimate the amount or timing of such financings, if any.

DESCRIPTION OF DEBT SECURITIES

General

        The following description summarizes the general terms and provisions of any debt securities which Sea Containers may offer under this prospectus. When Sea Containers offers a particular series of debt securities, it will deliver with this prospectus a prospectus supplement which will describe the particular terms of the offered series and the extent to which the general terms below may apply to that series.

        Sea Containers will issue the debt securities under an indenture between Sea Containers and The Bank of New York, as trustee. The indenture is an exhibit to the registration statement of which this prospectus is a part. Sea Containers will execute the indenture if and when it issues any debt securities and will file the executed indenture as an exhibit to a Form 8-K filing with the SEC. The indenture will be available for inspection at the corporate trust office of the trustee, or you may obtain a copy from Sea Containers without charge. See "Where You Can Find More Information." The indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements contained in this prospectus relating to the indenture and the debt securities we may issue under the indenture are summaries of their material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the Trust Indenture Act) and these debt securities.

        Sea Containers can issue an unlimited amount of debt securities in one or more series under the indenture, with the same or various maturities, at par, at a premium, or at a discount. The terms of each series of debt securities will be established by or pursuant to a resolution of Sea Containers' board of directors or a committee of the board or by a supplemental indenture. We will describe, in a prospectus supplement relating to any series of debt securities being offered, the aggregate principal amount and the terms of that series, including

  •
  the title of the series,

  •
  whether the series is senior debt or subordinated debt or any combination of the two and, if subordinated debt, the subordination terms relating to the series,

  •
  the price or prices, expressed as a percentage of the aggregate principal amount, at which Sea Containers will sell the series of debt securities,

  •
  any limit upon the aggregate principal amount of the series,

  •
  the date or dates on which Sea Containers will pay the principal on the series,

  •
  the rate or rates (which may be fixed or variable) or the method by which such rate or rates will be determined, at which the series of debt securities will bear interest, if any,

  •
  the date or dates from which any interest will accrue, the dates upon which any interest will be payable, and the record dates for payment of interest,

  •
  the place or places where Sea Containers will pay principal of, and any premium or interest on, the series of debt securities,

  •
  any obligation Sea Containers has to redeem, repurchase or repay all or part of the series under any sinking fund or analogous provisions or at the option of a holder of the series, and the price or prices at which and the period or periods within which and the terms and conditions upon which Sea Containers will redeem, repurchase or repay the series,

  •
  the denominations in which the series will be issued, if other than denominations of U.S. $1,000 and any whole number multiple thereof,

  •
  the portion of the principal amount of the series payable upon declaration of the acceleration of the maturity date, if other than the principal amount,

  •
  any addition to, exclusion of or change in the covenants in the indenture as they apply to the series,

  •
  any addition to or change in the events of default described in this prospectus or in the indenture with respect to the series,

  •
  whether Sea Containers will issue the series in global form and, if so, any terms and conditions upon which global debt securities may be exchanged for other individual securities, and the name of the depositary for the debt securities,

  •
  any terms and conditions upon which the series may be exchanged for or converted into Sea Containers common shares or other securities,

  •
  the form and terms of any guarantee of the series,

  •
  if the principal amount payable at the stated maturity of a series of debt securities will not be determinable as of any one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined),

  •
  the applicability to the series of the provisions of the indenture relating to defeasance and discharge,

  •
  whether the debt securities will be sold as part of units consisting of debt securities and other securities that Sea Containers may offer under the indenture,

  •
  whether the debt securities will be listed on any securities exchange or included in any other market or quotation or trading system,

  •
  any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with the series of debt securities for or on our behalf or on behalf of the holders of the series, and

  •
  any other terms of the series of debt securities, which may modify or exclude any provision of the indenture as it applies to that series.

        Sea Containers may issue debt securities at a discount below their stated principal amount or provide for less than the entire principal amount of the debt securities to be payable upon declaration of acceleration of maturity. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

        Sea Containers may issue debt securities in bearer form, with or without coupons. In that event, we will describe any material federal income tax considerations and other material considerations in the applicable prospectus supplement.

Ranking of Debt Securities

        Any series of debt securities issued under the indenture as senior indebtedness will rank equal in right of payment with all of Sea Containers' other existing and future unsecured and unsubordinated indebtedness.

        Any series of debt securities issued under the indenture as subordinated indebtedness will be subordinate in right of payment to all existing and future senior indebtedness of Sea Containers. With respect to any series of subordinated debt securities, except as otherwise set forth in the applicable prospectus supplement, Sea Containers' "senior indebtedness" means the principal of, and premium, if any, and any interest (including interest accruing after the commencement of any proceeding for Sea Containers' bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with,

  •
  all Sea Containers' indebtedness (including senior debt securities) regardless of when incurred (a) for borrowed money or (b) in connection with its acquisition of assets other than in the ordinary course of business, for the payment of which Sea Containers is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets Sea Containers acquired,

  •
  amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and

  •
  any indebtedness issued in exchange for any such indebtedness.

        However, with respect to any series of debt securities issued under the indenture as subordinated indebtedness, "senior indebtedness" will not include any debt evidenced by, or issued pursuant to, an instrument which:

  (a)
  expressly provides that such debt is subordinate in right of payment to all Sea Containers' debt not expressly subordinated to such debt, or

  (b)
  refers explicitly to any subordinated debt securities of Sea Containers and states that such debt shall not be senior in right of payment to such securities.

        Sea Containers may not make any payment with respect to any subordinated debt securities unless all amounts of principal, premium, if any, and interest then due on all applicable senior indebtedness has been paid in full or if there has occurred and is continuing beyond any applicable grace period a default in any payment with respect to any applicable senior indebtedness, or if there has occurred any event of default with respect to any applicable senior indebtedness permitting the holders to accelerate the maturity of the senior indebtedness, or if any judicial proceeding is pending with respect to any such default. However, Sea Containers may make payments with respect to the subordinated debt securities if a default in payment or an event of default with respect to the senior indebtedness permitting the holder to accelerate the maturity of the senior indebtedness has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default.

        Upon any distribution of Sea Containers' assets upon dissolution, winding-up, liquidation or reorganization, the holders of its senior indebtedness will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing after the commencement of any proceeding for Sea Containers' bankruptcy or reorganization under any applicable bankruptcy, insolvency or similar law) before any payment is made on the subordinated debt securities. By reason of the subordination, if Sea Containers becomes insolvent, holders of its senior indebtedness may receive more, ratably, and holders of the subordinated debt securities having a claim pursuant to the subordinated debt securities may receive less, ratably, than Sea Containers' other creditors. Such subordination will not prevent the occurrence of any event of default in respect of the subordinated debt securities.

        If Sea Containers offers debt securities, the applicable prospectus supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such debt securities would be senior to such debt securities. The applicable prospectus supplement will also set forth any limitation on Sea Containers' ability to issue any additional senior indebtedness and will describe in more detail the material terms of the subordination provisions of these securities, including relevant definitions.

        In the opinion of Appleby Spurling Hunter, Bermuda counsel to Sea Containers, and subject to the assumptions and qualifications contained in the opinion of that firm, under Bermuda law as applied and interpreted on the date of this prospectus:

  •
  There is no Bermuda income tax, withholding tax, capital gains tax or capital transfer tax and, even if such taxes were to be enacted, pursuant to an undertaking from the Minister of Finance of Bermuda which is effective until March 28, 2016,

  (1)
  Sea Containers would not be required to deduct or withhold on account of Bermuda income tax from payments made under any debt securities, and

  (2)
  Holders of the debt securities who are not treated as resident or ordinarily resident in Bermuda generally would not be subject to any Bermuda taxation of capital gains realized on the disposition of the debt securities;

  •
  Debt securities that are not treated as situated in Bermuda and are beneficially owned by an individual domiciled outside Bermuda will not be subject to Bermuda inheritance tax; and

  •
  No Bermuda stamp duty or stamp duty reserve tax will be imposed on the issuance of debt securities covered by this prospectus, and no Bermuda stamp duty is payable on any transfer of debt securities.

Exchange, Registration, Transfer and Payment

        Unless we specify otherwise in a prospectus supplement, payment of principal of, and any premium and interest on, the debt securities covered by this prospectus will be payable, and the exchange of and the transfer of debt securities will be registrable, at the office of the trustee or at any other office or agency maintained by Sea Containers for that purpose subject to the limitations of the indenture. Unless we specify otherwise in a prospectus supplement, Sea Containers will issue the debt securities in denominations of U.S. $1,000 or whole number multiples thereof. Sea Containers will not require a service charge for any registration of transfer or exchange of the debt securities, but it may require payment of a sum sufficient to cover any tax or other governmental charge.

Global Debt Securities

        Sea Containers may issue the debt securities of a series in the form of one or more global security certificates. Sea Containers will deposit each global security with a depositary or its nominee or custodian, which will be The Depository Trust Company and its nominee Cede & Co unless we name another depositary or nominee in a prospectus supplement, and each global security will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for in the indenture.

        Notwithstanding any provision of the indenture or any debt security, no global security may be transferred to, or registered or exchanged for debt securities registered in the name of, any person or entity other than the depositary for the global security or any nominee of the depositary, and no such transfer may be registered, unless

  •
  the depositary has notified Sea Containers that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as such; or

  •
  Sea Containers executes and delivers to the trustee an order that the global security will be so transferable, registrable and exchangeable, and those transfers will be registrable, or

  •
  the applicable prospectus supplement describes other circumstances under which the global security will be so transferable, registrable or exchangeable, or under which transfers will be so registrable.

        All debt securities issued in exchange for a global security or any portion of a global security will be registered in such names as the depositary may direct.

        Unless we specify otherwise in a prospectus supplement, debt securities which are to be represented by a global security will be registered in the name of the depositary or its nominee. Upon the issuance of a global security, and the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of the debt securities, or by Sea Containers if it directly offers and sells the debt securities. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificate form. The foregoing limitations and these laws may impair the ability to transfer beneficial interests in the global securities.

        So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in a prospectus supplement, owners of beneficial interests in the global security will not be entitled to have securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificate form and will not be considered the holders thereof for any purposes under the indenture. Therefore, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. If we request any action of holders or if an owner of a beneficial interest in a global security desires to give any notice or take any action a holder is entitled to give or take under this indenture, the depositary will authorize the participants to give that notice or take that action, and participants would authorize beneficial owners owning through those participants to give that notice or take that action or would otherwise act upon the instructions of beneficial owners owing through them.

        Notwithstanding any contrary provisions in the indenture, the rights of the beneficial owners of the debt securities to receive payment of the principal of, and any premium or interest on, the debt securities on or after the respective due dates expressed in the debt securities, or to institute suit for the enforcement of these payments on or after these respective dates, will not be impaired or affected without the consent of the beneficial owners.

        Principal of and any premium or interest on a global security will be payable in the manner described in the applicable prospectus supplement.

BERMUDA TAX CONSIDERATIONS

Taxation of Sea Containers

        Under current Bermuda law, Sea Containers is not subject to tax in Bermuda on its income or capital gains. Furthermore, Sea Containers has obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an assurance that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to Sea Containers until March 28, 2016. This assurance does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or on any property tax on leasehold interests Sea Containers may have in Bermuda. Sea Containers will pay an annual government fee in Bermuda based on its authorized share capital and share premium. Sea Containers currently pays, and expects to continue to pay, the maximum annual government fee applicable to it. The annual government fee amounts are subject to review from time to time by the Bermuda authorities.

Taxation of Holders

        Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of Sea Containers' common shares or other securities or on any payments in respect of its common shares or other securities (except, in certain circumstances, to persons ordinarily resident in Bermuda).

PLAN OF DISTRIBUTION

        Sea Containers may sell the debt securities covered by this prospectus to or through one or more underwriters or dealers, directly to institutional investors or other purchasers, through agents, or through a combination of such or other methods. Sea Containers may distribute the debt securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        If Sea Containers uses underwriters in a sale, the underwriters will acquire the debt securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Sea Containers may offer the debt securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Sea Containers will name the underwriter or underwriters for a particular underwritten offering of debt securities in the prospectus supplement for such offering and, if an underwriting syndicate is used, the name of the managing underwriter or underwriters will appear on the cover of such prospectus supplement.

        Sea Containers may sell the debt securities directly or through agents that it designates from time to time. Any agent involved in the offer or sale of the debt securities will be named, and any commissions Sea Containers pays to such agent will be disclosed, in the prospectus supplement relating to that offer and sale. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

        In connection with the sale of debt securities covered by this prospectus, underwriters or agents may receive compensation from Sea Containers or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities as principals will be underwriters within the meaning of the Securities Act of 1933, those that participate in the distribution of debt securities as agents may deemed to be underwriters, and any discounts or commissions received by them from Sea Containers, and any profit on the resale of debt securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Sea Containers will identify any such underwriter, dealer or agent, and describe any such compensation received from Sea Containers, in the related prospectus supplement.

        Under agreements which Sea Containers may enter into, underwriters and agents who participate in the distribution of debt securities may be entitled to indemnification by Sea Containers against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Sea Containers with respect to payments they may be required to make in respect thereof.

        The underwriters or agents and their affiliates may engage in transactions with and perform services for Sea Containers or its affiliates in the ordinary course of their respective businesses.

        If Sea Containers uses underwriters or dealers in a sale of debt securities, until the distribution of the debt securities is completed, rules of the Securities and Exchange Commission may limit the ability of any such underwriters and certain selling group members, if any, to bid for and purchase the debt securities. As an exception to these rules, representatives of any underwriters may engage in certain transactions that stabilize the price of the debt securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the debt securities.

        If the underwriters create a short position in the debt securities in connection with the offerings, i.e., if they sell more debt securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing debt securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any overallotment option, if any, described in the prospectus supplement.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Neither Sea Containers nor any underwriter or agent makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the debt securities. In addition, neither Sea Containers nor any underwriter or agent makes any representation that the representatives of any underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members, if any. This means that if the representatives of the underwriters purchase debt securities in the open market to reduce the underwriters' short position or to stabilize the price of the debt securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those debt securities as part of the offering. The imposition of a penalty bid might also have an effect on the price of the debt securities to the extent that it discourages resales of the debt securities.

        The debt securities covered by this prospectus may or may not be listed on a national securities exchange or traded in the over-the-counter market. We cannot give you any assurances as to the liquidity of the trading market for any series of debt securities.

AUTHORIZED REPRESENTATIVE

        Sea Containers' authorized representative in the United States for this offering, as required pursuant to Section 6(a) of the Securities Act, is Robert M. Riggs, 2 Wall Street, New York, New York 10005. Sea Containers has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

LEGAL MATTERS

        Carter Ledyard & Milburn LLP, New York, New York, has passed upon legal matters under United States law for Sea Containers with respect to any offering of the debt securities being offered by this prospectus, and Appleby Spurling Hunter, Hamilton, Bermuda has passed upon legal matters under Bermuda law for Sea Containers with respect to any such offering. Shearman & Sterling LLP, New York, New York, may pass upon legal matters for the underwriters with respect to any underwritten offering of debt securities. Shearman & Sterling LLP will rely upon Appleby Spurling Hunter with respect to matters of Bermuda law. Robert M. Riggs, who is senior counsel at Carter Ledyard & Milburn LLP, having recently retired as a partner in that firm, is a director of Sea Containers.

EXPERTS

        The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus by reference from Sea Containers' Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, which is incorporated herein by reference in the registration statement of which this prospectus is a part, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3, Registration No. 333-11588, which Sea Containers filed with the Securities and Exchange Commission under the Securities Act of 1933. We refer you to this registration statement for further information about Sea Containers and the debt securities offered hereby.

        Sea Containers files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-7560). These filings contain important information which does not appear in this prospectus. For further information about Sea Containers, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Sea Containers' filings from the public reference room by calling (202) 942-8090.

        Sea Containers will furnish the holders of the debt securities offered hereby with its annual report to its shareholders containing financial information which has been examined and reported upon, with an opinion expressed by, an independent public or certified public accountant.

        The SEC allows Sea Containers to "incorporate by reference" information into this prospectus, which means that we can disclose imported information to you by referring you to other documents which Sea Containers has filed or will file with the SEC. We are incorporating by reference in this prospectus

  •
  Sea Containers' Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and

  •
  Sea Containers' Current Reports on Form 8-K dated on the front covers February 9, 2004, and February 20, 2004.

        All documents which Sea Containers files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of debt securities shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of the indenture described in this prospectus and any of the other documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Sea Containers America Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

        Sea Containers is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Sea Containers' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in Sea Containers' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, Sea Containers was not required to make, and did not make, its SEC filings electronically, so that those filings are not available on the SEC's Web site. However, since that date, we have been making all filings with the SEC electronically.

APPENDIX A

SEA CONTAINERS LTD.

Annual Report on
Form 10-K
for the fiscal year ended December 31, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003
or
☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-7560

SEA CONTAINERS LTD.
(Exact name of registrant as specified in its charter)

BERMUDA (State or other jurisdiction of incorporation or organization)	98-0038412 (I.R.S. Employer Identification No.)

22 VICTORIA STREET, P.O. BOX HM 1179
HAMILTON HM EX, BERMUDA
(Address of principal executive offices)

Registrant's telephone number, including area code: (441) 295-2244

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
10 3/4% Senior Notes Due 2006	New York Stock Exchange
13% Senior Notes Due 2006	New York Stock Exchange
7 7/8% Senior Notes Due 2008	New York Stock Exchange
12 1/2% Senior Notes Due 2009	New York Stock Exchange
12 1/2% Senior Subordinated Debentures Due 2004, Series A and B	New York Stock Exchange
Class A and Class B Common Shares, $0.01 par value each	New York Stock Exchange Pacific Exchange
Preferred Share Purchase Rights	New York Stock Exchange Pacific Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (Not applicable. See third paragraph under Item 1—Business on page 3.)

        Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒    No ☐

        The aggregate market value of the Class A and B common shares held by nonaffiliates of the registrant computed according to the closing prices on June 30, 2003 (the last business day of the registrant's second fiscal quarter in 2003) was approximately $250,000,000.

        As of March 5, 2004, 21,510,029 Class A common shares and 14,413,295 Class B common shares of the registrant were outstanding (including 12,900,000 Class B shares owned by a subsidiary of the registrant (see Note 16(e) to the Financial Statements (Item 8))).

DOCUMENTS INCORPORATED BY REFERENCE: None.

        Preliminary Note:    Forward-looking statements concerning the operations, performance, financial condition, plans and prospects of Sea Containers Ltd. and its subsidiaries are based on management's current expectations and are subject to various risks and uncertainties. Actual results could differ materially from those anticipated in the statements due to a number of factors, including those described in Item 1—Business, Item 3—Legal Proceedings, Item 7—Management's Discussion and Analysis, Item 7A—Quantitative and Qualitative Disclosures about Market Risk, and Item 12—Security Ownership of Certain Beneficial Owners and Management below. Sea Containers Ltd. undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. Business

        Sea Containers Ltd. (the "Company" and, together with its subsidiaries, "SCL") is incorporated in the Islands of Bermuda and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the "1934 Act") and in Rule 405 under the Securities Act of 1933. As a result, it is eligible to file this annual report on Form 20-F (in lieu of Form 10-K) and to file its interim reports on Form 6-K (in lieu of Forms 10-Q and 8-K). However, the Company elects to file its annual and interim reports on Forms 10-K, 10-Q and 8-K, and does so as those forms apply to foreign private issuers.

        These reports and amendments to them are available free of charge on the internet website of the Company as soon as reasonably practicable after they are filed electronically with the U.S. Securities and Exchange Commission ("SEC"). The internet website address is http://www.seacontainers.com.

        Pursuant to Rule 3a12-3 regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the 1934 Act, and transactions in its equity securities by its officers, directors and significant shareholders are exempt from Section 16 of the 1934 Act.

Introduction

        SCL is engaged in four main businesses. The first is ferry operations mainly involving passenger and vehicle ferry services in the northern Baltic Sea, English Channel and Irish Sea. The second is passenger rail services in Britain between London and Scotland. The third is the leasing of cargo containers, principally through SCL's unconsolidated 50%/50% GE SeaCo SRL joint venture ("GE SeaCo") with General Electric Capital Corporation, to a diversified customer base of liner ship operators and others throughout the world, and the manufacture and repair of container equipment. The fourth business is ownership and/or part ownership and management of hotels, restaurants, tourist trains and river cruiseship located throughout the world through Orient-Express Hotels Ltd., an unconsolidated company in which SCL owns a 42% equity interest ("OEH"). In addition, SCL engages in property development, perishable commodity production and trading, and publishing.

        Revenue, operating earnings and identifiable assets of SCL in 2001, 2002 and 2003 for its business segments and (to the extent possible) for its geographic areas are presented in Note 21 to the Financial Statements (Item 8 below).

        SCL employed a total of approximately 9,200 persons in its various activities at December 31, 2003, plus another 5,500 persons by GE SeaCo, OEH and their respective subsidiaries.

FERRY OPERATIONS

        SCL provides passenger and freight ferry services in the northern Baltic Sea between Finland, Sweden, Estonia, Germany and Russia, in the English Channel between England and France, and in the northern Irish Sea between Scotland and Northern Ireland. It also owns a commuter ferry service operating in New York harbor, and a 50% interest in a seasonal ferry service in the Adriatic Sea. SCL's ferry operations are shown on the map on the following page.

        In Europe and Scandinavia, these primarily involve the deployment of roll-on, roll-off ("ro-ro") vessels carrying passengers and accompanied vehicles (cars, buses and trucks) and the provision of catering, retail and other services both on board and in the terminals. SCL transports cars, small buses and light trucks on all of its routes and heavier freight traffic including rail cars in the northern Baltic Sea. Linkspans at the ports connect to the ships and allow drive-through loading and unloading. Passengers travel with their vehicles or on foot, some connecting by rail or bus service. The New York ferries transport only passengers. SCL currently operates on a total of 16 regularly scheduled routes using 25 active vessels. In 2003, SCL transported approximately 8.2 million passengers and 1.0 million vehicles on these routes.

  Fast Ferries

        Many of SCL's ferries travel at high speed, faster than conventional ferries. SCL owns four 74-meter catamarans called "SeaCats" built in 1990 and 1991 and two larger 81-meter SeaCats built in 1996. These six vessels are similar to conventional catamarans except that the hulls are designed to pierce the waves, rather than ride over them, and have normal operating speeds of about 35 knots. Each of the four smaller ones carries up to 600 passengers and 70 cars, while the two larger ones carry 650 passengers and 140 cars. They feature spacious passenger areas, shopping on board, an aft passenger deck and lounge with buffet serving light meals, and an observation deck behind the bridge. The SeaCats have relatively low capital cost, operate with fuel efficient waterjets and require smaller crews compared to conventional ferries of similar capacity.

        SCL also owns four 100-meter monohull fast ferries built in 1997 and 1999. Each transports 700 passengers and 160 cars at an operating speed of 38 knots propelled by steering waterjets. Because of their larger size and capacity, these ships are called "SuperSeaCats" and have more extensive passenger seating on two decks, a business class lounge, separate shops and larger food service and bar areas than the SeaCats.

  Northern Baltic Sea Services

        In 1999, SCL acquired 50% of the shares in Silja Oyj Abp ("Silja") which was a Finnish public company listed on the Helsinki Exchanges. During 2002, SCL acquired the other 50% of this company making it a wholly-owned subsidiary. See Note 4(a) to the Financial Statements. Silja operates five large cruise ferries, three combined ro-ro freight and passenger ("ro-pax") ferries, two SuperSeaCats and a cruiseship, all in the northern Baltic Sea, and charters out a second cruiseship.

        Four of Silja's cruise ferries are deployed on routes between both Helsinki and Turku, Finland and Stockholm, Sweden making one round trip every 24 or 36 hours. One of the Turku ships calls at Kapellskar, Sweden in the fall, winter and spring instead of Stockholm. The fifth cruise ferry operated in 2003 between Helsinki and Tallin, Estonia and onward to Rostock, Germany in the summer and, after refurbishment, will operate in 2004 on two round trips per week between Rostock, Tallinn and St. Petersburg, Russia.

        Trading as "Silja Line", these five ships are all spacious high quality multipurpose vessels built or substantially upgraded in the 1990s to cruiseship standards with passenger capacity of 1,700 to 3,100 persons and car and ro-ro freight capacity of 700 to 900 lane-meters. Passenger amenities include many on board restaurants and bars ranging from self-service cafeterias and pubs to gourmet restaurants, wine bars and night clubs, numerous shops ranging from specialized boutiques to duty-free supermarkets, a total of 4,200 cabins ranging from comfortable single bedrooms to luxury suites, and extensive business meeting and conference facilities. Duty-free shopping is available on the routes these five ships sail, an important component of Silja revenue.

        In addition, Silja deploys three ro-pax ships with limited accommodation for 200 to 400 passengers between Turku and Stockholm and between Helsinki and Tallinn trading as "SeaWind Line". Two of these ships were built in the 1970s and the third in 1986. They carry between 850 and 1,700 lane-meters of freight including rail cars.

        Silja operates two of SCL's SuperSeaCats in the spring, summer and fall on the Helsinki-Tallinn route when ice conditions permit, each making between three or four daily round trips in 90 minutes each way.

        Silja also owns two modern medium-sized cruiseships built in the 1990s with passenger capacity of 600 and 1,400. The smaller one is on long-term charter to a third party expiring late 2004. Silja operates the larger ship on Baltic Sea cruises out of Helsinki to Tallinn, St. Petersburg, Visby, Sweden, and Riga, Latvia.

        All 12 of the Silja ships are owned by Silja or SCL, in one of which a third party owns a minority interest. Silja owns its terminal at Turku and either leases the terminals or has operating agreements at the other ports it serves.

  English Channel Services

        Through its Hoverspeed Ltd. subsidiary ("Hoverspeed"), SCL operates up to three SeaCats on the shortest route to France across the English Channel between Dover and Calais during the spring, summer and fall. Frequency ranges up to 15 round trips daily in the high season. Crossings take as little as 50 minutes compared to approximately 75 minutes for the conventional ferry competition. Hoverspeed also provides a seasonal service with one SuperSeaCat between Newhaven in England and Dieppe, France, with up to three daily round trips and a crossing time of two hours. Until the end of 2003, Hoverspeed operated year round on the Dover-Calais route but changed to a seasonal service to save costs in the winter low season. Early in 2003, Hoverspeed discontinued a former service between Dover and Ostend, Belgium. These measures were part of the restructuring of SCL's fast ferry activities in 2003. See Note 3(b) to the Financial Statements.

        Hoverspeed has exclusive use of its terminals and berths (except at Newhaven) which it occupies under lease or operating agreement with the local port authority. Most of these offer passengers extensive shopping, cafes and bars and other travel amenities.

        In 2002, a U.K. judicial review determined that British Customs & Excise ("Customs") had acted unlawfully in detaining many Hoverspeed passengers and their goods and cars in Dover as they returned with duty-paid merchandise bought in other European Union countries and intended for personal use by the passengers in Britain. In summary, the courts determined that passengers could be permissibly detained under legislation governing the free movement of persons and duty-paid goods within the EU only if Customs officials had reasonable grounds to believe the goods were being imported for a commercial purpose, thus subjecting them to British tax, and not for personal use. Hoverspeed initiated this review because it believed the Customs action following the end of the duty-free shopping in the EU in 1999 was discouraging passengers from travelling on Hoverspeed and damaging its business. On the basis of the judicial review, Hoverspeed is planning to bring a substantial compensation claim against Customs, although no court proceeding has yet been initiated and there is no assurance that Hoverspeed will recover substantial damages.

  Northern Irish Sea Services

        SCL operates a seasonal service with one of the larger SeaCats between Troon, Scotland (near Glasgow) and Belfast, Northern Ireland with up to three daily round trips. The Belfast-Troon crossing time is about two and a half hours. The berths and terminal facilities are leased from the local port authorities and are used exclusively by the service. As with the Dover-Calais service of Hoverspeed, SCL operated on Troon-Belfast year round until the end of 2003 when it switched to a seasonal service in order to save costs. See Note 3(b) to the Financial Statements.

        In July 2003, SCL sold to a third party its principal ferry operation in the Irish Sea, its Isle of Man Steam Packet Co. Ltd. subsidiary serving Douglas on the Isle of Man from four locations in Britain and Ireland as well as operating a seasonal service directly between Liverpool and Dublin. The sale included one of SCL's SeaCats and the purchaser has chartered on a long-term basis one of SCL's SuperSeaCats. See Note 3(a) to the Financial Statements. A pro forma statement of consolidated operations of SCL for the year ended December 31, 2003 reflecting this sale and the application of the sale proceeds as if the transaction had occurred on January 1, 2002 is filed as Exhibit 99(c) to this report.

  Other Ferry and Related Activities

        SCL's New York harbor commuter ferry service, called "SeaStreak", originates from two locations near Sandy Hook, New Jersey and from a third location in South Amboy, New Jersey to public piers in Manhattan. Six high speed passenger-only catamarans, four built in 2001–2004 each transporting 400 passengers and two built in 1989 each transporting 300 passengers, make the crossings in 45 minutes. A 150-passenger monohull craft built in 1980 and formerly operated on a discontinued route is now used for charters. SeaStreak timecharters in its seven vessels from unaffiliated parties under long-term agreements. It owns one of its New Jersey berths and leases the others, each having extensive car parking space for commuters. Between rush hours and on weekends, SeaStreak operates special excursions and private charters with the vessels.

        In a 50%/50% joint venture with a third party, SCL operates a daily round trip service in the summer between Ancona, Italy and Split, Croatia across the Adriatic Sea with a crossing time of about four hours each way. The joint venture owns a high speed catamaran ferry for the service, built in 1996 and carrying 675 passengers and 150 cars, or 60 cars and ten buses. In 2004, the joint venture plans to operate a new service between Pescara, Italy and Split with a SeaCat chartered from SCL.

        Related to its ferry activities, SCL owns a small firm of naval architects and marine engineers called Hart, Fenton & Co. Ltd. who work on a contract basis for SCL and other shipowners. Another subsidiary called Sea Containers Chartering Ltd. acts as chartering and sales agents for shipowners including any surplus vessels of SCL not currently employed in its ferry services.

  Sales and Marketing

        Ferry fares vary depending on the route, type of traffic, degree of competition and seasonality of demand. For fast ferry services, SCL generally seeks to charge at least a small premium over competing conventional ferry operators. The cheapest fares usually apply during seasonally low operating periods to encourage demand. Special promotional fares are available throughout the year on certain sailings even during peak travel periods. Fares are not government regulated. Computerized yield management systems seek to maximize revenue on each sailing based on existing bookings, planned capacity and forecast demand.

        Tickets for passengers and cars are sold through the services' websites (for example, www.silja.com and www.hoverspeed.com) and local sales offices, by telephone and mail order, at the ports and certain railway stations, and through commercial travel agents. Marketing staffs work closely with sales agents, bus and rail operators, hotel groups, tour operators and government tourist authorities to promote the ferry services. Brochures distributed widely in the local travel industry describe the services, schedules, fares and inclusive holiday packages. Hoverspeed and Silja also offer frequent traveller programs to encourage repeat customer loyalty.

        Promotional activities consist principally of local television, radio and print advertising. Each of the ferry services (other than SeaStreak) targets motorist traffic, and foot passengers connecting by train or bus service. Compared to conventional ferry operators, SCL projects the benefits of its fast ferries offering high speed, frequent departures, fast connection times, exclusive terminal facilities, and superior customer care at booking, check-in and on board. On routes where SCL's fast ferries compete directly with conventional ferries, market share has been established in part by creating new demand in the form of day trips and business travel by sea. Silja emphasizes the mini-cruise atmosphere of its sailings during which passengers enjoy shopping, dining, entertainment and hotel services, including passengers on board attending one or two day business conferences at sea.

        Silja's freight services are marketed through its own sales personnel who regularly call on major customers. These are principally trucking companies and freight forwarders which transport goods door-to-door. Most sales are on a volume discount basis. Silja also transports rail cars through a joint venture, in which it has a one-third interest, with the state-owned railways in Finland and Sweden.

  Competition

        The ferry industry is highly competitive. Silja competes with eight ferry companies in the northern Baltic Sea. Hoverspeed competes with six conventional ferry companies between southern Britain and the European Continent, three of which cross the Dover Strait, and also with Eurotunnel under the English Channel. There are five competing ferry operators between Britain and Ireland, including three running fast ferries. SeaStreak competes with another commuter ferry service from eastern New Jersey to Manhattan as well as road and rail commuter services. Silja's modern cruise ferries and the high quality and variety of its on board services, and SCL's high speed car ferries, short crossing times and superior customer service, are important factors in this competitive environment. Airlines compete for passenger traffic on many routes.

        The principal effect of all this competition is to limit pricing power on the various routes. An increase in competition on any of the routes could adversely affect pricing or passenger traffic volume, thereby reducing revenues. Also, some competitors have lower labor costs giving them an operating cost advantage. For example, the wage scales of on board personnel of Silja's Swedish and Finnish flagged ferries are generally higher than its Estonian flagged competitors, although in 2002 Sweden and Finland reduced payroll taxes for on board personnel thus reducing this wage scale differential and Silja's payroll costs.

  Certain Trading Factors

        SCL and Silja collectively own 20 active ships which are financed under mortgage loans or lease financings. See Note 10 to the Financial Statements. SCL owns a 50% interest in the Adriatic ferry, and the seven SeaStreak ferries are timechartered in. The ships are maintained in good condition in compliance with regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations, and are insured against usual risks for such amounts as management deems adequate. Their operating certificates and licenses are renewed periodically during each vessel's required annual survey. Maintenance costs of the older fast ferries have risen in recent years to correct instances of metal corrosion and cracking, and these costs are expected to remain high as the fast ferry fleet ages.

        The operation of ships at sea is inherently risky, and the consequences of accidents may exceed the insurance coverage in place or result in a fall in passenger volume because of a possible adverse impact on the public's perception of ferry safety. Also, government regulation of ships particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditure to keep the ships in SCL's and Silja's fleets in compliance.

        Retail sales to passengers of wine, spirits, perfume, tobacco and other products are an important component of ferry revenue on many of the routes. Duty-free shopping by passengers travelling between European Union countries ended in 1999, and the profitability of affected routes fell because margins are less on duty-paid merchandise. Also, passenger and car volumes declined particularly on SCL's cross-Channel routes below 1999 levels because of the absence of duty-free shopping and because fares were increased to try to maintain profitability. Silja has been less affected by the abolition of duty-free sales because all of its sailings to and from Sweden call at the nearby Åland Islands of Finland where the duty-free exemption continues due to the islands' fiscal status outside the European Union. Also the Rostock-Tallinn-St. Petersburg route remains duty-free, as well as the Helsinki-Tallinn route until May 2004 when Estonia joins the European Union.

        In 2001, parts of mainland Britain suffered a foot and mouth disease outbreak. Areas were quarantined and affected livestock was killed. As a result, tourism in Britain suffered because of negative publicity and cancellations of annual sporting and other public events during the spring and summer. SCL's ferry services to and from the Continent and Ireland were adversely affected because tourist passenger and car volumes declined. The epidemic ended in the latter part of 2001. Generally speaking, SCL's ferry traffic fluctuates with levels of tourism to Britain and may decline if events affecting tourism like the foot and mouth epidemic happen again. Traffic may be similarly affected by threats of terrorism or war, discouraging travel by tourists and their cars.

        A particular characteristic of the ferry market in North Europe and Scandinavia is the seasonality of demand, principally because volumes are linked to tourism. Approximately half of the passengers using ferry services to and from Britain, for example, travel during the June-September period. The freight market tends not to be seasonal. The historical and expected pattern of operating results from the collective ferry activities of SCL is a loss in the first quarter each year and either a loss or breakeven result in the fourth quarter.

        Fuel is a significant expense of ferry operations, so that rising fuel prices may adversely affect profitability. Fuel may be purchased forward at predetermined prices and fuel surcharges on passenger and vehicle fares may be introduced in an effort to mitigate these increased costs, but these measures may not prevent a fall in profits.

        Fuel price protests, as occurred in 2000 at French and British ports served by the ferries, may disrupt traffic flow for short periods and result in cancellations. Road and port blockades in the future, arising from fuel protests or other reasons, such as third party strike activity, may have similar effects resulting in loss of carryings.

        Other important factors affecting the performance of SCL's and Silja's ferry operations are competitive pressure on ticket prices, travel convenience of departure timings, adverse weather conditions disrupting service schedules and increasing fuel consumption, regional economic and political conditions, foreign exchange rate fluctuations in countries served by the ferries, fluctuating prices in the ship sale and purchase market, lower labor costs of certain competitors, industrial relations mainly with Silja's unionized personnel, and civil unrest at the ports and regions served by the ferries. The interaction of many of these factors differs on each route and the profitability of individual routes may change from year to year. Also, the opening of new routes by SCL can be unprofitable in early years because of the need to build up traffic over time while incurring added marketing, administration and other start-up costs.

        Silja employs about 3,500 staff on board ship and on shore, most of whom are unionized. The shipping industry in Finland and Sweden is susceptible to industrial action due to the strong influence of maritime trade unions, resulting both from direct disputes and from sympathetic industrial action which legislation in those countries permits. While management believes Silja has satisfactory relations with its work force, Silja may be adversely affected by future industrial action against efforts to reduce labor costs, restrain wage increases or modify work practices.

        Retail prices of alcoholic beverages in the state monopoly shops in Finland and Sweden, including excise taxes, are very high compared to retail prices in other European Union countries. The import of lower cost duty-paid alcoholic beverages bought by private individuals in other EU countries consequent upon harmonization of national import quantity restrictions will gradually result in a reduction of prices in Finland and Sweden. Lower retail prices in the shops on land will require duty-free shops on board ferries to lower their prices to maintain their competitive advantage and, therefore, will likely lead to lower profit margins. This could adversely affect Silja's financial results because a large part of Silja's revenue is generated by sales made in shops on board, about half of which is attributable to liquor, wine and beer.

RAIL OPERATIONS

        Under a franchise agreement awarded by the predecessor of the Strategic Rail Authority ("SRA") of the British government in 1996, SCL operates high speed passenger trains between London and Scotland along the east coast main line of Britain. Called Great North Eastern Railway ("GNER"), this is one of 25 train operators established out of the former British Rail passenger operations privatized by the government. By improving service, increasing ridership and imposing cost controls, GNER has enhanced profitability and funded capital expenditure largely from cash flow. At the same time, GNER's subsidy payments from the SRA declined annually and ended in 2002. GNER now has a profit share arrangement with the SRA. GNER's current franchise from the SRA expires in April 2005, and GNER plans to bid again to renew the franchise. See "Franchise Extension and Other Franchises" below.

        GNER's customers are mainly long-distance leisure and business passengers, with a limited but growing number of commuters, travelling between London (Kings Cross station), parts of the East Midlands and East Anglia, Yorkshire, northeast England and Scotland. Covering about 980 route miles and calling at 52 stations, in 2003 GNER achieved 15.1 million passenger journeys, a substantial increase over annual ridership prior to GNER's acquisition of the franchise in 1996. The map on the following page indicates the principal destinations. Some of the core routes are as follows, including typical departures and journey times in summer 2003:

Route	Distance (miles)	No. of One-Way Weekday Departures	Journey Time (hours)
London—Leeds	186	27	2-2 1/2
London—Newcastle	268	30	23/4-3
London—Edinburgh	393	17	4-4 1/2
London—Glasgow	450	6	5 1/2

        Connections with other passenger trains are available at most stations. Timetables vary between weekdays, weekends and holidays to meet different patterns of demand and to allow track engineering works. Frequency in 2003 was up to 122 weekday services, 86 Saturday services and 81 Sunday services, of which 95% originated or terminated at Kings Cross in London.

GREAT NORTH EASTERN RAILWAY

Inverness
Aviemore
Aberdeen
Pitlochry
Dundee
Perth
Kirkcaldy
Stirling
Inverkeithing
GLASGOW CENTRAL
EDINBURGH
Dunbar
Motherwell
Berwick
Alnmouth
Morpeth
NEWCASTLE
Durham
Darlington
Northallerton
Harrogate
Skipton
YORK
Bradford
LEEDS
Selby
Hull
Wakefield
DONCASTER
Retford
Newark
Grantham
PETERBOROUGH
Stevenage
KING'S CROSS

  Rolling Stock

        GNER currently operates a fleet of 42 trainsets totalling 488 cars and locomotives that travel at speeds up to 125 mph. Thirty-two are electric, drawing power from overhead lines, comprising 29 built between 1987 and 1990 and three originally built for Eurostar between 1993 and 1995 but surplus to its cross-Channel service. These provide about 83% of GNER's timetabled services. A typical electric train is two first class and six standard class coaches and a kitchen/catering car, having total capacity of 530 to 550 passengers. The Eurostar trainsets are five coaches longer with 560 passenger capacity. On board catering is by over-the-counter buffet, supplemented by at-seat trolley service, with full restaurant service on selected trains. The 29 older trainsets are being completely refurbished in 2003–2005.

        The rest of GNER's fleet consists of ten diesel trainsets, substantially all of which were built between 1975 and 1980. These operate approximately 17% of GNER's timetabled services, principally to Aberdeen, Inverness, Harrogate, Skipton and Hull because the routes are not electrified. A typical diesel train carries up to 540 passengers in two first class and seven standard class coaches and a kitchen/catering car. All of these trainsets were also completely refurbished and lengthened by one coach in 2003.

        GNER leases nearly all its rolling stock from two leasing companies for the term of its franchise. The three Eurostar trains are leased from that company. Rental charges include heavy maintenance provided by the lessor and are largely fixed. GNER operates and maintains its rolling stock in compliance with government-supervised safety standards and the lease requirements. Maintenance work is performed at three depots leased by GNER in London, Edinburgh and Aberdeen where GNER also performs maintenance for other train operators. In addition, GNER contracts for regular maintenance at five other depots. Consistent with these safety and maintenance requirements, GNER carries insurance in amounts which management believes are adequate.

  Track and Station Access

        The railway infrastructure in Britain, such as track, signalling, stations and depots, is owned and maintained by subsidiaries of Network Rail Ltd. (collectively, "Network Rail"). This is a private company controlled through credit support by the British government. GNER has contracted with Network Rail for track access based on the level of services GNER provides. Other train operators run on parts of GNER's routes, requiring Network Rail's coordination of timetables and train paths. Track access charges are fixed in large part but include variable components for actual track utilization and electric power consumption.

        To encourage train punctuality and reliability, the track access agreement includes a system of variable payments between GNER and Network Rail under which each party must compensate the other if prescribed performance standards are exceeded or are not achieved. Payments by or to GNER vary under this performance regime and may be significant in amount if unforeseen events occur affecting either party. In 2003, the net payments to GNER were substantial because of poor performance by Network Rail and a contractual increase in the rates of compensation from April 2001 (which expires in April 2004). See also "Hatfield and Selby Accidents" below. The SRA may also impose fines on GNER under its franchise agreement if GNER has high numbers of train cancellations or late trains, but fines incurred to date have been immaterial.

        Of the 52 stations along its routes, GNER shares access with other train operators to four central stations owned and managed by Network Rail (London Kings Cross, Leeds, Edinburgh and Glasgow). GNER leases 12 other main stations from Network Rail, including Newcastle and York, and provides access and common station services to other train operators calling at these stations, such as ticket sales, train information, car parking, and station cleaning and maintenance. The remaining 36 stations where GNER stops are leased from Network Rail by other train operators which provide GNER with similar services at these stations.

  Sales and Marketing

        Passengers may purchase tickets on GNER at all major train stations in Britain, including self-service machines at GNER stations, and through GNER's www.gner.co.uk internet website and its telephone sales, enquiry and business travel center in Newcastle. Most remaining sales are made by other train operators and independent agents and travel services in Britain and abroad.

        Network Rail publishes the national system timetables, and a trade association of train operators in Britain publishes basic fares and provides telephone information about all operators' services. GNER is the lead ticket seller at London Kings Cross, Edinburgh, Stevenage and the 12 stations it leases, obligating GNER to sell tickets on a commission basis for other operators as well as itself. Similarly at GNER's other 37 stations, the lead ticket seller must sell tickets on behalf of GNER.

        Since the beginning of the franchise in 1996, GNER has implemented a marketing program based on its own brand identity, distinct from the old government-owned British Rail. Print and other media advertising and promotions project the high speed and comfort of GNER's trains. To attract ridership, GNER has upgraded the interior comfort and technical reliability of its rolling stock (part of which has been funded by the leasing companies) and upgraded station services and car parking (part of which has been funded by Network Rail). High standards of on board service, catering, appearance and cleanliness are maintained. For example, GNER is introducing internet access on board its trains enabling business passengers to use their travel time more productively than travel by car or airline. Flexible fare structures attract business and leisure passengers through price incentives in peak and off-peak times, and GNER offers a customer loyalty program for frequent travellers. As evidenced by many awards from British travel and rail industry publications and organizations in recent years, GNER is regarded as one of the best passenger train operators in Britain.

  Competition

        Eight other passenger train operators run on parts of GNER's routes. In general, an operator may negotiate with Network Rail for new services and additional train paths and times, but all awards are regulated by the SRA to ensure passenger benefits are achieved (such as better frequencies, lower fares or new journey opportunities) and to avoid competition which might interfere with each operator's ability to satisfy the minimum service requirements under its franchise. GNER has experienced limited new rail competition since its franchise began. Aggressive bidding by GNER's competitors in the future may divert business away from GNER and limit its own expansion plans.

        GNER also competes with cars, buses and airlines in Britain as well as other train operators with parallel or intersecting routes. Budget airlines in recent years have made inroads into GNER's segment of the long-distance markets between Scotland and London and, to a lesser extent, between Newcastle and London. The choice of transport mode is governed by many factors including price, frequency of departures, travel time, reliability, convenience and comfort. The relative importance of these depends on the leisure or business purpose of the journey. GNER believes its fast, frequent and high quality services directly into city centers are an important competitive advantage.

  Franchise Extension and Other Franchises

        As part of the award in 2002 of a two-year extension of its franchise to April 2005, GNER undertook a number of improvements. These include refurbishing the rolling stock in 2003-2005 noted above, adding services (principally to Leeds), acquiring rescue locomotives to replace unreliable units, and building various station improvements such as ticket offices, passenger lounges, parking facilities and customer information systems. All of these are intended to satisfy GNER's and the SRA's goals to improve service quality and reliability and lessen passenger crowding. The total cost to implement these steps by 2005 is expected to be more than $100,000,000, but most of this will be funded by GNER's rolling stock lessors and Network Rail with appropriate charges passed on to GNER that will take into account the long-term nature of the improvements. GNER's share of this capital expenditure will be partially written off during the remaining franchise term. Any residual assets of GNER at the end of the franchise will be transferred to the successor franchisee, if not GNER, at a value which may give rise to a gain or loss at that time.

        In January 2004, the SRA announced it would invite bids from all interested persons to operate GNER's franchise for a new term of seven to ten years after it expires in April 2005, and GNER plans to bid to renew its franchise. There can be no assurance, however, that the franchise will be granted to GNER or offered on acceptable terms or that the terms of a new franchise will be as profitable for GNER as the existing one. Also, the willingness of the SRA to continue GNER as the franchisee may be affected by the pending dispute between the SRA and GNER described in Item 3—Legal Proceedings below.

        In addition, to capitalize on its experience and excellent reputation in operating the GNER franchise, GNER plans to bid on other passenger rail franchises in Britain. In December 2003, the SRA shortlisted GNER and three other train companies to bid for the Integrated Kent franchise operating mainly commuter rail services in the southeast of England with potential to develop a high speed domestic service on the new track being built across Kent for Eurostar trains travelling to the European Continent. Bids are currently due by late 2004 for a franchise beginning in early 2005. Similarly, GNER and the current operator of the Chiltern franchise in Britain announced in November 2003 that they intend to apply through a joint venture company for shortlisting by the SRA to bid on the Greater Western franchise providing commuter and intercity services to London from the west of England and south Wales, tentatively for award in 2006.

  Hatfield and Selby Accidents

        On October 17, 2000, a GNER train travelling at high speed derailed because of broken track near the town of Hatfield north of London. Four passengers were killed and 70 more were injured. The track had been insufficiently maintained by Network Rail's predecessor with no speed restriction in place. GNER was exonerated from any responsibility for the accident.

        Following this derailment hundreds of speed restrictions on the British rail network were implemented for many months while track inspections and emergency maintenance were carried out. Train services were severely disrupted from resulting delays and cancellations. GNER services have since been reinstated to pre-Hatfield levels, however.

        On February 28, 2001, another accident involving GNER occurred near the town of Selby south of York when a passenger vehicle ran off a highway and stopped in the path of an oncoming GNER train travelling at high speed. The collision with the vehicle and the resulting derailment thrust the GNER train into a laden coal train travelling in the opposite direction on the adjacent track. In the collision between the two trains, ten persons were killed including three GNER staff and 70 more were injured. As in the Hatfield derailment, GNER has been absolved from any fault for the Selby accident.

        Following the Hatfield and Selby accidents and the resulting disruption, GNER experienced a drop in passenger carryings and suffered lost earnings which it has substantially recovered from Network Rail under the performance regime and other provisions of the track access agreement and through insurance claims. See Item 3—Legal Proceedings below regarding compensation by Network Rail. The longer-term effect of the accidents up until 2003 had been a fall in ridership or a slowdown in ridership growth among long-distance train operators generally, including GNER. As the travelling public has regained confidence in the rail mode of transport, GNER's ridership has returned to pre-Hatfield levels.

  Certain Trading Factors

        As noted above, GNER services may be disrupted, with consequent loss of revenue, because of infrastructure problems for which Network Rail is responsible, or problems for which GNER is responsible such as rolling stock breakdowns or employee strike activity. Third party actions may also cause disruption or loss of revenue, among these being threats or acts of terrorism in Britain or abroad and other events beyond GNER's control. For example, in 2001, the foot and mouth epidemic in Britain and the aftermath of the September 11 terrorist attacks in the U.S. led to reduced tourist carryings on GNER.

        GNER is contractually obligated under its franchise agreement to limit ticket price increases on ticket types currently representing about 20% of GNER's fare revenue. Other fares are not regulated but are subject to the competitive pricing of alternative rail, airline and other transport services. In addition, GNER must pay passenger rebates of varying percentages of its fares if it fails to meet prescribed punctuality and reliability standards.

        Of GNER's variable costs, the largest component is labor. GNER's workforce numbers approximately 3,200 employees, about two-thirds of whom are unionized. Since 1992 there has been no dispute resulting in labor stoppage solely related to GNER, although nationwide strikes against British Rail disrupted services for short periods in 1994 and 1995. Consistent with upgrading service standards and continued safe operation, GNER management is working with the unions gradually to increase efficiency by changing work practices, mutual decision making and ongoing training. These measures, however, may result in labor disruption of GNER's services. Also, there is the continuing risk that larger labor disputes broadly involving the British rail industry may adversely affect GNER.

        Following the Hatfield and Selby accidents described above, as well as accidents involving other passenger train operators in Britain and the bankruptcy of one of the larger insurers writing business interruption insurance for the U.K. rail industry, this class of coverage is not currently available to passenger rail franchisees in the U.K. GNER and other franchisees are relying primarily on their rights against Network Rail under track access agreements for reimbursement of losses from future accidents involving moving train operations. There can be no assurance, however, that Network Rail or other responsible parties will provide sufficient reimbursement to make GNER whole.

        Other factors affecting GNER's financial performance are adverse weather conditions disrupting services such as track flooding, and changing government safety regulations which impose additional compliance costs on train operators. While GNER management believes, as noted above under "Rolling Stock", that GNER's trains operate in compliance with relevant safety standards and that it carries adequate insurance against loss, there can be no assurance that accidents involving GNER will not occur in the future or that a serious incident would not have a material adverse effect on GNER's operations or financial condition.

CONTAINER LEASING

        SCL conducts its container leasing activities principally through GE SeaCo, a joint venture company established in 1998 with General Electric Capital Corporation ("GE Capital") on effectively a 50%/50% basis. GE SeaCo was formed to combine the separate marine container leasing activities of SCL and GE Capital and thereby to save costs and to acquire new equipment jointly. SCL and GE Capital have each appointed four persons to the governing board of GE SeaCo, and SCL personnel serve as most of GE SeaCo's officers including President and Chief Financial Officer. GE SeaCo is not consolidated in SCL's financial statements.

        Substantially all of the container fleets of SCL and GE Capital remaining since 1998 are being leased to GE SeaCo on an operating basis, and GE SeaCo in turn leases the units out to customers. Profits from the existing fleets after lease payments to the owners and other GE SeaCo charges are distributed about 68% to GE Capital and about 32% to SCL, reflecting the larger size of GE Capital's original fleet. Once a container reaches a certain age or condition, it drops out of the leased-in fleet and is thereafter managed by GE SeaCo for the owners for a fee or sold at the owner's request. GE SeaCo itself purchases new additions to the combined fleet. Profits from the containers owned by GE SeaCo and management fees are divided 50%/50% in proportion to each participant's interest in GE SeaCo.

GE SeaCo Container Activities

        At December 31, 2003, GE SeaCo had approximately 831,000 TEU of containers in its fleet, comprising 169,000 TEU leased from SCL or managed on its behalf, 400,000 TEU leased from GE Capital or managed on its behalf, and 262,000 TEU owned by GE SeaCo. "TEU" means Twenty-foot Equivalent Unit and is the standard measurement in the container industry; thus, a 40-foot container constitutes two TEU. Generally increasing with growth in world trade in containerizable goods, cargo containers number approximately 17,100,000 TEU worldwide, about 46% of which are owned by leasing companies. In fleet size, GE SeaCo is one of the four largest container lessors in the world, and management believes GE SeaCo offers the widest variety of containers for lease, more than 50 different types.

        GE SeaCo's containers freely interchange among different modes of transport. The same container, without intransit repacking of its contents, may be carried successively on ships, railroad cars and road trailers. Containers are registered with government authorities to permit crossing international frontiers with minimum customs formalities. They are constructed primarily of steel and are built to the recommendations of the International Standardization Organization ("ISO") and other regulatory bodies. Substantially all of GE SeaCo's containers have been built to comply with the International Convention for Safe Containers ("CSC") which requires container owners to obtain type approvals of their equipment from independent agencies. Containers may also be leased for use in static storage applications.

        The basic container type is the standard dry freight cargo container having dimensions of 20ft. or 40ft. in length × 8ft. in width × 8ft. 6in. or 9ft. 6in. in height. Refrigerated containers carrying perishables, tank containers for liquid, powder or gaseous substances, and platforms and flatracks for oversized, awkward or heavy cargoes are examples of containers built for specialized uses. GE SeaCo also leases non-ISO intermodal containers principally to inland transport operators such as railroads and truckers, as well as wheeled chassis for road haulage of containers. GE SeaCo routinely sells older containers no longer suitable for its leasing activities.

  Leasing Terms

        Equipment is leased for periods ranging from a few months to several years. Substantially all of the leases are operating leases where the owner retains the residual value of the containers at the end of the term. GE SeaCo also engages to a limited degree in finance leasing where the lessee pays the full cost of the equipment during the term and obtains title at the end of the lease.

        Operating leases are in three basic forms: long-term leases, short-term leases and master agreements. These require customers to pay rent monthly and to return the equipment at agreed locations. The first two types cover specified containers for a definite term. Master agreements set forth the rental rate and other basic terms and permit lessees to pick up and return equipment at their option and in minimum or maximum quantities up to the end of the lease. Master agreements impose handling, pick-up and drop-off charges for each delivery and return, and generally require a higher degree of customer service by GE SeaCo than term leasing.

  Purchasing

        Most of the containers in GE SeaCo's fleet were purchased new from manufacturers. GE SeaCo also acquires existing containers from customers or other lessors from time to time. The cost of equipment is typically financed by banks or other financial institutions. GE SeaCo has arranged its own finance facilities aggregating $573,000,000 at December 31, 2003 to fund its container purchases. See also Note 10 to the Financial Statements. Neither SCL nor GE Capital provides credit support for these facilities.

        During 2003, GE SeaCo took delivery of newly manufactured containers and related equipment at an aggregate cost of approximately $204,000,000. At year end, GE SeaCo had approximately $51,000,000 of outstanding purchase orders for container equipment, substantially all of which was available for delivery in 2004. It is GE SeaCo's practice to order equipment when indicative lease rates and other terms justify purchase and appropriate financing is in place. Most new containers are sourced from third-party factories in China.

  Maintenance and Engineering

        GE SeaCo's leases require customers to maintain equipment properly while on lease, including periodic inspection and safety maintenance in compliance with CSC, and upon return to pay the cost of repairs to GE SeaCo's "SeaWorthy" repair standard. GE SeaCo offers a container damage program (called "SeaCover") under which a lessee pays a supplemental charge in return for GE SeaCo assuming repair responsibility at the end of the lease term. GE SeaCo contracts with approximately 190 third-party depots worldwide for significant container repair and storage services as well as many smaller depots.

        GE SeaCo's engineers oversee the repair and storage depots and the factories from which new containers are sourced. They are also responsible for developing new container designs, including the "SeaCell", a dry cargo container with innovative patented features in which palletized cargo can be loaded side by side unlike conventional containers. GE SeaCo's engineers consult regularly with lessees on equipment matters and have produced many operating and technical manuals regarding the specialized containers in GE SeaCo's fleet.

  Customers and Marketing

        GE SeaCo equipment was on lease to about 650 customers at December 31, 2003, mainly ocean carriers based outside the United States which also own large parts of their container fleets. Substantially all of GE SeaCo's container leasing revenue and operating profit is derived from non-U.S. operations. See Note 21 to the Financial Statements. No customer accounted for more than 10% of SCL's consolidated revenue in 2003, although the top 25 lessees accounted for about 55% of container leasing revenue.

        GE SeaCo markets its equipment for lease or sale through a network of 35 agents covering customers in more than 80 countries. GE SeaCo owns 14 of these agents located in primary areas of container activity worldwide. Agents are compensated through commissions based on rental or sale revenue they generate and are guided by central GE SeaCo marketing staff.

        GE SeaCo maintains computerized records of every unit, whether on lease or off hire. Equipment on lease is checked regularly through rent billing and collection procedures. Agents and repair/storage depots are responsible for the safekeeping and maintenance of equipment when off hire. Customers are able to access GE SeaCo's computerized records directly through its www.geseaco.com website to check container specifications and inventories, schedule containers for drop-off, report lost units, transfer containers to other approved lessees, obtain technical advice and other functions.

  Competition

        The container leasing business is highly competitive. GE SeaCo competes with nine major leasing companies and several other smaller lessors, as well as manufacturers of container equipment, companies offering finance leases (as distinct from operating leases), promoters of container ownership and leasing as a tax shelter investment, container shipping lines (which lease out their excess stocks of containers from time to time) and suppliers of alternative types of equipment for freight transport. Competition among container lessors depends upon several factors, including lease rates, the availability, quality and individual characteristics of equipment, and customer service. See "Certain Trading Factors" below. GE SeaCo considers its ability to offer a wide range of standard and specialized container equipment, its technical expertise in tailoring specialized containers to customers' needs, and its strong container management controls to be important advantages in this competitive environment.

Other Container Activities

        SCL manufactures, assembles and refurbishes containers at its own factories in Yorkshire, England, Charleston, South Carolina, and Santos, Brazil. Collectively, SCL built approximately 6,300 TEU of containers in 2003. SCL also owns and operates depots for repairing, servicing and storing idle containers in Santos and Singapore and holds minority interests in depots in Auckland, New Zealand and Melbourne, Australia. SCL owns or part owns small refrigerated container servicing and spare parts businesses in the U.S., Brazil, Australia and New Zealand. Each of these facilities conducts business with both GE SeaCo and third parties on arm's length terms. In 2003, SCL sold a depot in Charleston, South Carolina it previously owned and announced that it planned also to sell its container factory in Charleston.

        In addition, SCL owns a small number of containers (76,000 TEU at December 31, 2003) which are not part of the GE SeaCo joint venture but which SCL continues to lease out directly to customers. During 2003, SCL took delivery of $13,000,000 of equipment added to this small fleet.

Certain Trading Factors

        Demand for leased containers depends largely on levels of economic growth and international trade, both global and regional. Cyclical recessions can negatively affect lessors' operating results because, during economic downturns or periods of reduced trade as occurred in 2001, ocean carriers may lease fewer containers and rely more on their owned fleets to satisfy their container requirements or may lease containers only at reduced rates. Thus, a slowdown in economic growth or trade may adversely affect the results of GE SeaCo's and SCL's container activities.

        Other factors affecting demand for leased containers include the available supply and prices of new and used containers (including the market acceptance of new container types and overbuying by competitors and customers), economic conditions and competitive pressures in the shipping industry

(including fluctuating ship charter and freight rates, containership fleet overcapacity or undercapacity, and expansion, consolidation or withdrawal of individual customers in the industry), shifting trends and patterns of cargo traffic, the availability and terms of equipment financing, fluctuations in interest rates and foreign currency values, import/export tariffs and restrictions, foreign exchange controls, cargo security and inspection measures, other governmental regulations and political or economic factors that are inherently unpredictable and may be beyond GE SeaCo's and SCL's control.

        Defaults by lessees may result in containers being lost or returned at locations where GE SeaCo or SCL cannot efficiently re-lease or sell the equipment. In that event, GE SeaCo or SCL may lose lease revenue and incur additional operating expenses in repossessing, repairing and repositioning the equipment. In recent years, defaults by lessees as measured by allowances for specific doubtful accounts have not been material as a percentage of annual container leasing revenue.

        If lessees return equipment to locations where supply exceeds demand, GE SeaCo and SCL routinely repositions containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessees of the equipment or pick-up charges paid by the new lessees. Nor may demand be as great as anticipated after repositioning has occurred so that the equipment remains idle.

        Container leasing revenue is variable and largely a function of lease rates, equipment utilization and equipment availability. Rates depend on the type and length of lease, the type and age of containers, and the application of the SeaWorthy and SeaCover programs to equipment maintenance obligations under the lease. Lease rates rise or fall depending on competition, interest rates, new container prices, economic conditions and the other factors described above. In recent years, rates generally in the leasing industry have tended to decline, as have new container prices and interest rates. While lease rates stabilized in 2002 and 2003, they may decline again in the future thereby detracting from the economic returns on higher valued equipment in the fleet.

        Utilization is the ratio of containers on lease to the total container fleet and may also fluctuate due to these same factors. In recent years, for example, overall fleet utilization declined principally because of consolidations among shipping lines, a trade imbalance with Asia resulting in high equipment returns in North America and Europe, and overproduction of some types of new containers by factories and overbuying by shipping lines and leasing competitors. Further decline is not expected, however, as these factors moderate and SCL and GE Capital dispose of idle, older equipment in their original fleets in surplus locations. This occurred in 2002 and 2003, for example, resulting in improved fleet utilization of GE SeaCo and SCL.

        In order to meet anticipated demand promptly, GE SeaCo maintains inventories of available containers at various depots and factories worldwide. Because demand is difficult to estimate, however, these inventories may be too large or small, and repositioning equipment in a timely manner may not be economically feasible. Also, container supply from manufacturers involves a time delay between order placement and equipment delivery, as a result of which revenue may be restrained when demand is strong or may not be realized by the time equipment is delivered.

        From time to time, GE SeaCo, SCL and GE Capital sell existing equipment, both units on lease to the lessee and idle equipment. The decision whether to sell depends on the equipment's book value, physical condition, location, remaining useful life and suitability for continued leasing or for other uses, as well as prevailing local market sale prices and an assessment of the economic benefits of repairing and continuing to lease compared to those of selling. Because these factors vary, gains or losses on sale of equipment will also fluctuate and may be significant if the decision is made to sell large quantities of units. In recent years, GE SeaCo has stepped up its sale program on behalf of GE Capital and SCL to dispose of older containers.

        In certain countries like the United States, the owner of a leased container may be liable for the costs of environmental damage from discharge of container contents even though the owner is not at fault. GE SeaCo and SCL maintain insurance against property damage and third party liability and require lessees to obtain similar insurance and to provide indemnity against loss. Insurance and indemnity may not protect GE SeaCo or SCL fully against damage stemming from this risk, however.

        Countries impose limitations on the production of chlorofluorocarbon ("CFC") refrigerants because of their ozone depleting and global warming effects. All refrigerated containers in the GE SeaCo-owned fleet have been charged with non-CFC refrigerant gas, and most of the older SCL units have been converted or disposed of. Future government regulation of refrigerants and synthetic insulation materials, however, might require refrigerated containers using non-conforming substances to be retrofitted with conforming ones such as non-CFC refrigerants. In that event, GE SeaCo or SCL would have to bear all or a large portion of the cost to convert their units.

ORIENT-EXPRESS HOTELS

        OEH, in which SCL currently holds a 42% equity interest, owns or part owns and manages 30 highly individual deluxe hotels worldwide, three restaurants, five tourist trains and a river cruiseship. OEH is focused on the luxury end of the leisure market, and acquires or manages only very distinctive properties in areas of outstanding cultural, historic or recreational interest in order to provide luxury lifestyle experiences for the upscale leisure traveler. The names and locations of OEH's various properties and the number of hotel rooms or train/cruiseship passenger capacity are shown in the table below:

Property	Location	Number of Rooms or Passenger Capacity
Hotels
Hotel Cipriani and Palazzo Vendramin	Venice, Italy	103
Hotel Splendido and Splendido Mare	Portofino, Italy	82
Villa San Michele	Florence, Italy	45
Hotel Caruso	Ravello, Italy	Opening 2005
Reid's Palace Hotel	Madeira, Portugal	164
Lapa Palace Hotel	Lisbon, Portugal	109
Hotel de la Cité	Carcassonne, France	61
Hotel Ritz	Madrid, Spain	167
La Residencia	Mallorca, Spain	62
La Manoir aux Quat' Saisons	Oxfordshire, England	32
Windsor Court Hotel	New Orleans, Louisiana	324
Charleston Place	Charleston, South Carolina	442
Keswick Hall	Charlottesville, Virginia	48
Inn at Perry Cabin	St. Michaels, Maryland	81
La Samanna	St. Martin, French West Indies	81
Maroma Resort and Spa	Riviera Maya, Mexico	58
Copacabana Palace Hotel	Rio de Janeiro, Brazil	225
Miraflores Park Hotel	Lima, Peru	81
Hotel Monasterio	Cusco, Peru	124
Machu Picchu Sanctuary Lodge	Machu Picchu, Peru	31
Mount Nelson Hotel	Cape Town, South Africa	226
Westcliff Hotel	Johannesburg, South Africa	119
Orient-Express Safaris (three camps)	Botswana	39
Observatory Hotel	Sydney, Australia	96
Lilianfels Hotel	Katoomba, Australia	85
Bora Bora Lagoon Resort	Tahiti, French Polynesia	80
Restaurants
'21' Club	New York, New York	—
Harry's Bar	London, England	—
La Cabana	Buenos Aires, Argentina	—
Tourist Trains
Venice Simplon-Orient-Express	Continental Europe	180
British Pullman	Southern England	250
Northern Belle	Northern England	250
Eastern & Oriental Express	Southeast Asia	125
PeruRail	Peru	Various
River Cruiseship
Road to Mandalay	Burma (Myanmar)	126

        These properties provide a high quality of service, cuisine, furnishings and décor, appealing to the premium traveler market which is less apt to be influenced by pricing considerations. The principal markets for guests are the United States, Europe and Asia. Substantially all of the properties have won prestigious travel and leisure industry awards over the years which have enhanced their public recognition and reputation for excellence.

        OEH benefits from trends and developments favorably impacting the world hotel, travel and leisure markets, including strong demand growth trends in the luxury hotel market in many parts of the world, increased travel and leisure spending by consumers, favorable demographic trends in relevant age and income brackets of U.S. and European populations, and increased online travel bookings. These trends suffered a setback in 2001-2003 due to slowing regional economies, the shock of terrorist attacks, the wars in Afghanistan and Iraq and the SARS epidemic. OEH management believes that the public's confidence in world travel will return and demand for luxury hotel and tourist products will resume.

        For the future, OEH plans to grow its business by increasing prices, occupancy and earnings at its established properties and newer acquisitions, by expanding existing hotel and restaurant properties where land or space is already available, by increasing the utilization of its tourist trains and cruiseship to add trips, and by acquiring additional distinctive luxury properties throughout the world. OEH plans to continue owning or part owning and managing its properties. Factors in OEH's evaluation of potential acquisitions include the uniqueness of the property, attractions for guests in the vicinity, acceptability of initial investment returns, visible upside potential such as by pricing, expansion or improved marketing, limitations on nearby competition, and convenient access.

        Using the "Orient-Express Hotels" name, OEH promotes and sells its properties through its own staff in offices around the world and independent sales representatives and organizations worldwide (including membership of many of the hotels in The Leading Hotels of the World and in Preferred Hotels and Resorts Worldwide). Repeat customers are an important source of business which OEH attracts through various cross-selling efforts. OEH also relies on public relations as a cost-effective marketing tool through travel publications and other media. Because of the unique nature of the properties, guests are more likely to hear about them through word-of-mouth or magazine or newspaper articles rather than direct advertising. In addition, OEH relies on its www.orient-express.com website to enhance distribution and reduce sales and marketing expenses.

        For more information about OEH, including its 2003 consolidated financial statements, see OEH's Form 10-K annual report for the year ended December 31, 2003 on file at the SEC. Item 1—Business from that Form 10-K report is filed as Exhibit 99(b) to this report.

SCL's Relationship with Orient-Express Hotels Ltd.

        OEH was wholly-owned by SCL until August 2000 when the Company successfully completed an initial public offering of Class A common shares of OEH and the listing of those shares on the New York Stock Exchange under the trading symbol "OEH". OEH has two classes of common shares similar to the share structure of the Company, including higher voting Class B common shares.

        At the time of the initial public offering, the Company, certain of its subsidiaries and OEH entered into agreements providing for the separation of their business operations and various ongoing relationships between the companies such as shared services and offices, tax matters and noncompetition, and relating to the shares of the Company and OEH owned by their respective subsidiaries. See Item 13—Certain Relationships and Related Transactions below.

        As a result of sales of OEH shares by the Company and OEH since the initial public offering, the Company currently owns about 42% of the equity shares in OEH (disregarding the shares owned by OEH's subsidiary) having about 15% of the combined voting power of OEH's Class A and B common shares for most matters submitted to a vote of OEH shareholders (including the shares owned by OEH's subsidiary). Accordingly, the Company no longer has power to elect OEH's Board of Directors or otherwise to control OEH's business direction and policies. Of the seven directors on OEH's Board, only three are also directors or officers of the Company. OEH has ceased to be a consolidated subsidiary of the Company and is accounted for in SCL's financial statements using the equity method of accounting. See also Note 2 to the Financial Statements. SCL intends to dispose of its remaining shares in OEH from time to time in one or more transactions and depending on market conditions and, for this purpose, OEH has filed a registration statement with the SEC which was declared effective on February 19, 2003.

OTHER SCL ACTIVITIES

        SCL holds a concession until 2041 from the Greek government to operate the Corinth Canal across the four-mile isthmus between mainland Greece and Peloponnisos and linking the Adriatic and Aegean Seas. About 12,000 vessels transit the canal each year with capacity for substantially more. The concession includes 130 acres of development land at the eastern end on which, because the canal is already a popular tourist attraction in Greece, SCL plans to build a mixed leisure facility. SCL has committed to spend $3,000,000 on canal improvements by 2006. SCL pays an annual rent and, in cooperation with the Greek government, is free to set canal transit fees.

        SCL owns two acres of development land and a pleasure boat marina in the port of Newhaven on the south coast of England. SCL previously owned most of the port but, commencing in 2001, has sold parts to third parties including through development by SCL for residential purposes. See Note 1(g) to the Financial Statements below. SCL also owns the port of Folkestone on the south coast of England which is largely closed for shipping activities while SCL investigates a sale or redevelopment for non-port use.

        SCL manages a 420,000 net square foot office building in London, England called Sea Containers House fronting the south bank of the Thames opposite the City of London. SCL formerly owned and developed the building before selling it in 1988. SCL retains a long-term lease expiring 2011 of part of the space for occupancy by London-based employees of SCL subsidiaries.

        SCL owns undeveloped commercial land in Houston, Texas zoned for light industrial use. Having sold lots to developers in past years, SCL retains approximately 43 acres of the original 172-acre tract which remain for sale.

        In fruit farming, SCL owns a 70% interest in a 750-acre banana plantation located near Abidjan, Ivory Coast which produces about 9,000 tons annually for export principally to Europe. The present political unrest in the Ivory Coast has not materially affected SCL's production and export although the situation could change if civil war broke out. SCL also owns a 1,000-acre table grape farm in northeastern Brazil near Petrolina that produces two crops each year for sale on the domestic and export markets. Current output is about 2,000 tons annually and the farm includes substantial unused acreage for future cultivation.

        SCL owns a British magazine called "The Illustrated London News" ("ILN") which has been published continuously since 1842. At present, two editions are produced annually with about one-half of the circulation in Britain and one-half abroad. In addition, ILN publishes the on board magazines for SCL's ferries and GNER and the guest magazines for OEH, as well as nine other limited circulation lifestyle magazines for third parties under contract, and ILN maintains a substantial picture library dating back over 160 years to the founding of the publication. ILN staff also provides design support to the various SCL businesses such as internet website development.

        SCL owns Fairways and Swinford Travel Ltd., a small licensed travel agency and tour operator based in London, which arranges corporate travel for SCL and third party customers.

ITEM 2. Properties

        The ship and terminal facilities of SCL used in its Ferry Operations are described in Item 1—Business above. The subsidiaries engaged in these activities own or lease operating offices and sales outlets at various locations in the British Isles, Finland, Sweden and elsewhere in Europe.

        SCL leases substantially all of the rolling stock, stations and depots used by GNER in its Rail Operations as described in Item 1.

        SCL and GE SeaCo own cargo containers, and SCL owns container factories and depots (except the Singapore facilities and the Charleston, South Carolina factory which are located in leased premises), as described under Container Leasing in Item 1. In addition, SCL leases regional offices in the following locations in connection with its container and other business activities: New York, New York; Baltimore, Maryland; London, England; Genoa, Italy; Bangkok, Thailand; and Sydney, Australia.

        OEH owns 26 hotels, two restaurants, three European tourist trains and a cruiseship, and owns interests of 50% or less in four hotels, its Southeast Asian tourist train and PeruRail, and one restaurant, all as described in Item 1. The small regional sales and marketing offices of the hotels, tourist trains and cruiseship are occupied under lease.

        SCL also owns two fruit farms and development land as described in Item 1. The Corinth Canal is occupied under government concession.

ITEM 3. Legal Proceedings

        As described above in Item 1—Business under "Rail Operations—Hatfield and Selby Accidents", GNER experienced disruption of its services following an accident in October 2000, for which Network Rail and its predecessor were required to pay compensation under the track access agreement. Network Rail owns and maintains substantially all of the railway infrastructure in Britain. GNER has contracted with Network Rail for track access based on the level of service GNER provides. Because of disputes, both GNER and Network Rail withheld contractual payments due during 2001 through March 2002, when payments resumed. As a result of separate arbitration awards under different parts of the track access agreement, Network Rail's liability to compensate GNER was confirmed and proceedings continued as to the amounts due. In December 2003, GNER and Network Rail reached agreement settling GNER's claims arising from the service disruption and relieving GNER from the obligation to repay amounts previously withheld, other than £4,500,000 ($7,900,000) of track access charges over withheld.

        The SRA which is the franchisor under GNER's passenger rail franchise agreement has separately claimed a portion of the compensation recognized by GNER in its settlement with Network Rail. The SRA's claim amounts to about £25,000,000 ($45,000,000). GNER was advised by its legal counsel that GNER has no obligation to the SRA under its franchise agreement. On or about January 28, 2004, the SRA provided GNER with an opinion of its legal counsel concluding that the SRA is entitled to payment. GNER furnished its counsel with a copy of the opinion of the SRA's counsel and, on February 11, 2004, GNER received a second opinion from its legal counsel stating that, after reviewing the opinion of the SRA's legal counsel, GNER's counsel maintained the view that GNER is not obligated to pay over to the SRA any portion of the settlement compensation received by GNER from Network Rail.

        GNER and the SRA are currently engaged in discussions to resolve this dispute. If the parties do not reach agreement, the dispute between GNER and the SRA would be submitted to arbitration. There can be no assurance that the discussions between GNER and the SRA will be successful or that GNER will not have to make payments to the SRA as a result of an arbitration proceeding. See Note 18(b) to the Financial Statements (Item 8).

        Other than the foregoing, there are no material legal proceedings, other than ordinary routine litigation incidental to its businesses, to which the Company or any of its subsidiaries is party or by which any of their property is subject.

        See "Ferry Operations—English Channel Services" in Item 1—Business above regarding a compensation claim that Hoverspeed plans to bring against British Customs & Excise for damage to its ferry business for improperly detaining Hoverspeed passengers.

ITEM 4. Submission of Matters to a Vote of Security Holders

        The Company submitted no matter to a vote of its security holders during the fourth quarter of 2003.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

        The principal market on which the Class A and B common shares of the Company are traded is the New York Stock Exchange. Their trading symbols are SCRA and SCRB, respectively. Both classes are also listed on the Pacific Exchange. The following table presents the quarterly high and low sales price of a common share in 2002 and 2003 as reported for New York Stock Exchange composite transactions:

	2002		2003
	High	Low	High	Low
Class A Common Shares
First quarter	$17.90	$12.15	$9.30	$5.51
Second quarter	18.62	14.20	12.55	6.80
Third quarter	14.70	9.90	16.35	10.76
Fourth quarter	11.05	8.19	18.70	14.30
Class B Common Shares
First quarter	17.60	12.20	9.15	5.92
Second quarter	18.20	14.20	12.50	7.05
Third quarter	14.50	10.09	16.25	10.75
Fourth quarter	10.90	8.40	18.50	14.55

        The Company paid cash dividends on its Class A and B common shares during the first three quarters of 2002 at the quarterly rates of $0.075 per Class A share and $0.068 per Class B share. After suspending dividend payments for three quarters, the Company paid cash dividends on its Class A and B common shares in the third and fourth quarters of 2003 at the quarterly rates of $0.025 per Class A share and $0.0225 per Class B share.

        The Company is party to certain credit facilities which restrict the Company's ability to pay dividends on its Class A and B common shares and which also impose debt/equity ratio, minimum shareholders' equity and other financial requirements which may restrict payment of dividends. The Company is in compliance with all of these restrictions. See Note 16(f) to the Financial Statements (Item 8 below), and "Certain Financial Requirements" in Item 7—Management's Discussion and Analysis below.

        In addition, the terms of the Company's $7.25 convertible cumulative preferred shares contain restrictions on the payment of dividends on its Class A and B common shares if accrued dividends or the mandatory redemption price of the preferred shares have not been paid. The Company is current in the payment of all amounts due on its preferred shares. See Note 16(a) to the Financial Statements.

        The Islands of Bermuda where the Company is incorporated have no applicable governmental laws, decrees or regulations which restrict the export or import of capital or affect the payment of dividends or other distributions to nonresident holders of the Class A and B common shares of the Company or which subject United States holders to taxes.

        At March 5, 2004, the number of record holders of the Class A and B common shares of the Company was approximately 1,200 and 300, respectively.

ITEM 6. Selected Financial Data

Sea Containers Ltd. and Subsidiaries

Year ended December 31,	2003		2002	2001	2000	1999
	(Dollars in thousands, except per share amounts)

Revenue	$1,644,709		$1,614,860	$1,215,759	$1,297,103	$1,306,742

Net earnings on class A and class B common shares	$111,370	*	$41,928	$4,546	$44,873	$48,258	**

Net earnings per class A and class B common share:
Basic	$5.28	*	$2.08	$0.24	$2.42	$2.63	**

Diluted	$5.20	*	$2.07	$0.24	$2.42	$2.62	**

Cash dividends per class A common share	$0.05		$0.225	$0.30	$0.975	$1.10

Cash dividends per class B common share	$0.045		$0.204	$0.272	$0.878	$0.9945

Total assets	$2,761,917		$2,796,834	$2,652,446	$2,608,990	$2,515,417

Debt and capital lease obligations	$1,589,626		$1,784,274	$1,673,803	$1,628,104	$1,700,285

Shareholders' equity	$731,813		$586,832	$492,905	$524,557	$485,481

*
Year ended December 31, 2003 includes a gain on sale of ferry assets and non-recurring charges of $54,000,000. Excluding this net gain, net earnings on class A and class B common shares would be $57,370,000 and net earnings per class A and class B common share would be $2.72 basic and $2.70 diluted.

**
Year ended December 31, 1999 includes the cumulative effect of change in accounting principle of $12,306,000 ($0.67 per share (basic) and $0.65 per share (diluted)).

See notes to consolidated financial statements (Item 8 below).

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

        At December 31, 2003, SCL's cash balances totaled $213,313,000. Additionally, there were undrawn working capital bank lines amounting to approximately $130,000,000.

        Changes in the cash position over the last three years can be summarized as follows (dollars in thousands):

	2003	2002	2001
Net cash provided by operating activities	$98,424	$193,732	$105,300
Proceeds from sale of ferry and other fixed assets	228,562	8,834	76,249
Issuance of long-term debt	52,701	202,201	162,916
Issuance of shares	24,655	127	47
Sale of OEH shares by SCL	—	68,650	1,518

	404,342	473,544	346,030
Capital expenditures	(37,625)	(123,718)	(90,612)
Acquisitions and investments, net of cash acquired	—	(85,503)	(40,799)
Cash reduction from deconsolidation of OEH	—	(56,355)	—
Principal payments under long-term debt	(123,670)	(163,345)	(139,893)
Principal payments on disposal of ferry and other fixed assets	(109,698)	—	—
Debentures and senior notes retired	(136,323)	(9,700)	(9,059)
Dividends on shares	(2,131)	(5,414)	(6,592)
Purchase and retirement of OEH shares	—	—	(1,407)

	(5,105)	29,509	57,668
Working capital facilities and redrawable loans (repaid)/drawn	(18,542)	(41,824)	34,092
Effect of exchange rate on cash and cash equivalents	18,938	13,401	(2,657)

(Decrease)/increase in cash and cash equivalents	$(4,709)	$1,086	$89,103

        In 2003, SCL had a positive cash flow from operations (after interest) of $98,424,000 (2002—$193,732,000, 2001—$105,300,000) and proceeds from the sale of ferry and other fixed assets of $228,562,000 (2002—$8,834,000, 2001—$76,249,000), all of which were principally utilized to repay debt and fund capital expenditures, acquisitions and working capital, as was the case in 2002 and 2001. Cash flow from operations decreased in 2003 from 2002 mainly due to decreased earnings from ferry and leisure operations (including the effects of deconsolidating OEH in the fourth quarter of 2002) and increased working capital, offset in part by increased earnings from container operations, rail operations and other operations, a decrease in net finance costs resulting primarily from a reduction in interest expense due to a reduction in debt (including the repayment of the 9 1/2% and 10 1/2% senior notes due July 1, 2003 which were not exchanged for 13% senior notes due 2006) and lower interest rates on floating rate debt, together with increased undistributed earnings of affiliates (including OEH and GE SeaCo investments offset by the effect of the acquisition of Silja in 2002). Cash flow from operations increased in 2002 from 2001 mainly due to increased earnings from ferry and rail operations, including the effect of consolidating Silja from May 1, 2002, increased gains from the sale by SCL of OEH shares and decreases in net finance costs and working capital, all partly offset by decreased earnings from container operations and leisure operations, including the effects of deconsolidating OEH in the fourth quarter of 2002.

        Proceeds from bank borrowings in 2003 amounted to approximately $52,700,000 (2002—$202,200,000, 2001—$162,900,000), of which $3,600,000 (2002—$nil, 2001—$24,900,000) was drawn under loans secured by containers and related factory and depot assets, repayable mainly over five to ten years, $13,800,000 (2002—$112,513,000, 2001—$8,800,000) was drawn under loans secured by ferry-related assets, repayable over five to ten years, $2,500,000 (2002—$2,200,000, 2001—$nil) was drawn under loans secured by rail assets, repayable over three years, and $32,800,000 (2002—$87,488,000, 2001—$129,200,000) was drawn under term loans mainly secured by leisure and other assets and investments, repayable over five to seven years.

        In December 2003, the Company sold 1,423,800 newly issued class A common shares in an SEC-registered public shelf offering raising net proceeds of about $24,700,000. This offering was completed in January 2004 when the Company sold 576,200 additional shares raising net proceeds of about $10,900,000. These proceeds were added to SCL's working capital. In February 2004, the Company registered with the SEC another shelf offering of 2,200,000 newly issued class A shares, but no shares have been sold to date. Also in February 2004, the Company announced it planned to make a public offering of up to $150,000,000 of new unsecured senior notes with an expected term of up to ten years for the purposes of repaying the Company's 12 1/2% senior subordinated debentures that mature on December 1, 2004 and other debt, funding possible acquisitions or adding to working capital.

        In 2002, SCL sold in an SEC-registered public offering a total of 4,921,500 shares of OEH that SCL owned (2001—75,200 shares) realizing net proceeds of $68,700,000 (2001—$1,500,000). This included the sale on November 14, 2002 of 3,100,000 OEH shares that resulted in the deconsolidation of OEH. See Note 2 to the Financial Statements (Item 8 below). SCL used the sale proceeds principally to repay debt and fund capital expenditures. In January 2003, OEH filed a registration statement with the SEC relating to a further offering by SCL of all of its remaining 14,403,300 shares in OEH. No additional shares of OEH have been sold by SCL to date under that registration statement.

        In 2003, SCL made capital expenditures totalling approximately $38,000,000 relating primarily to the purchase and improvement of ferry-related assets and container assets, and made no significant acquisitions or other investments during the year. The majority of these expenditures was financed from medium- or long-term bank borrowings. This contrasts with 2002 when SCL made significant acquisitions and investments including SCL's acquisition of 50% of Silja and OEH's acquisition of three hotels before it was deconsolidated from SCL. Capital expenditures in 2004 are expected to be at a similar level to 2003, and SCL management believes these can be adequately funded from debt or lease financings, operating cash flow and other available cash sources including the public offerings referred to in the preceding paragraphs.

        In 2003, the Company made an exchange offer of 13% senior notes due 2006 for its outstanding $158,798,000 principal amount of 9 1/2% and 10 1/2% senior notes that matured on July 1, 2003, and a separate exchange offer of 12 1/2% senior notes due 2009 for its outstanding $98,883,000 principal amount of 12 1/2% senior subordinated debentures that mature on December 1, 2004. The offer of 13% senior notes expired in late June, and the Company accepted for exchange $22,475,000 of 9 1/2% and 10 1/2% senior notes into an equal principal amount of new 13% senior notes. The offer of 12 1/2% senior notes expired in late July, and the Company accepted for exchange $19,154,000 of 12 1/2% debentures into an equal principal amount of new 12 1/2% senior notes. As noted above, the Company plans to refinance the balance of the 12 1/2% debentures with the proceeds of a new series of senior notes.

        The balance of the 9 1/2% and 10 1/2% senior notes were repaid on July 1, 2003 with the proceeds of a one-year $158,000,000 secured bridge loan to SCL from a syndicate of banks. The primary security for this loan was the shares in Company subsidiaries whose assets were at the time designated to be sold and the shares in OEH owned by the Company. In December 2003, this loan was amended as a revolving credit loan facility in the amount of $100,000,000, of which $32,000,000 was borrowed at December 31, 2003.

        Later in July 2003, SCL completed the sale of its Isle of Man Steam Packet ferry business in the Irish Sea ("Steam Packet"). at a cash sale price of approximately $240,000,000 resulting in a gain on sale of approximately $100,000,000. Part of the sale proceeds was used to repay $101,500,000 of outstanding debt of Steam Packet and $120,000,000 to repay part of the bridge loan referred to in the preceding paragraph used to retire 9 1/2% and 10 1/2% senior notes of the Company on July 1.

        In November 2003, SCL refinanced the main loan facility of its Silja subsidiary as well as SCL borrowings used to fund in part its Silja investments since 1999. Silja entered into a €341,000,000 ($430,000,000) term loan and revolving credit facility with a syndicate of banks guaranteed by the Company, and the Company entered into a related €54,000,000 ($68,000,000) loan facility with the same syndicate. The primary security for both facilities are mortgages on certain of Silja's ships with the Company loan subordinated to the Silja loan. Proceeds in excess of those needed to refinance existing loans amounting to about $32,000,000 were available for SCL's general corporate purposes.

        The exchange offers for 9 1/2% and 10 1/2% senior notes and 12 1/2% senior subordinated debentures, the sale of Steam Packet and repayment of the balance of the 9 1/2% and 10 1/2% senior notes with the sale proceeds, and the refinancing of Silja, all as described above, were part of SCL's planned restructuring of certain debt as outlined under the heading "Proposed Restructuring of Debt" in Item 7—Management's Discussion and Analysis in Amendment No. 1 of the Company's 2002 Form 10-K annual report. The next steps of this plan include extension of the maturity of SCL's $129,000,000 revolving credit facility from a bank syndicate secured by container equipment coming due in October 2004, the refinancing of the remaining 12 1/2% senior subordinated debentures and perhaps other debt with the net proceeds of the issue and sale of new senior unsecured notes of the Company referred to above, the sale of additional newly issued class A common shares of the Company, and the sale of OEH common shares owned by SCL. Sales of senior notes and Company and OEH shares will depend on market conditions. Management believes that the foregoing planned transactions as well as cash available from operations, other financings and other readily saleable assets of SCL will be sufficient to service SCL's 2004 and later obligations for the foreseeable future.

        GNER's passenger rail franchise comes up for renewal in April 2005. On January 29, 2004, the SRA announced it would invite bids from all interested persons to operate the franchise for a new term of seven to ten years after it expires, and GNER plans to bid to renew the franchise. However, there can be no assurance that GNER will be awarded the franchise or that the currently pending dispute with the SRA may not affect its willingness to continue GNER as the franchisee (see Note 18(b)). Failure to renew or extend the franchise in 2005 could require SCL to terminate its rail operations, unless SCL is awarded another passenger franchise, and could adversely affect SCL's future earnings.

Contractual Obligations Summary

        The following table summarizes SCL's known material contractual obligations, excluding accounts payable and accrued liabilities, in 2004 and later years as of December 31, 2003. The data are derived from Notes 7 (Assets under capital lease), 9 (Working capital facilities), 10 (Long-term debt), 11

(Senior notes and subordinated debentures), 16(a) (Redeemable preferred shares) and 18 (Commitments and contingencies) to the Financial Statements (dollars in thousands):

Year ended December 31,	2004		2005-06	2007-08	Thereafter	Total
Working capital facilities	$2,235		$—	$—	$—	$2,235
Long-term debt	277,536	*	273,954	281,462	363,037	1,195,989
Senior notes	—		137,475	149,750	19,154	306,379
Senior subordinated debentures	79,571	**	—	—	—	79,571
Capital leases	5,272		3,495	559	—	9,326
Redeemable preferred shares	—		15,000	—	—	15,000
Operating leases***	269,785		114,286	15,911	64,559	464,541
Purchase commitments	16,000		—	—	—	16,000

	$650,399		$544,210	$447,682	$446,750	$2,089,041

*
The 2004 long-term debt amount includes $161,000,000 due under bank-syndicated loan facilities that SCL expects to extend or refinance during the year including the $129,000,000 container revolving credit facility referred to above.

**
SCL plans a public offering in 2004 of new senior notes to refinance these debentures as noted above.

***
Operating lease payments include a total of $353,566,000 in 2004 and 2005 relating to GNER rental payments in respect of rolling stock and access charges for railway infrastructure. These commitments are payable only while GNER holds the passenger rail franchise which currently expires in April 2005.

Off-Balance Sheet Arrangements

        SCL has no material off-balance sheet arrangements at December 31, 2003 other than those involving its equity investees reported in Notes 4(b), 10 and 22, and commitments and contingencies and derivative financial instruments reported in Notes 18 and 19.

Certain Financial Requirements

        SCL is party to material credit/financing agreements described in Notes 10 and 11 to the Financial Statements which impose certain financial requirements.

        One is the $129,000,000 revolving credit facility secured by container equipment with a group of banks referred to above. This facility imposes financial covenants on SCL, including (i) a requirement to maintain a minimum consolidated tangible net worth (including preferred shares), (ii) a requirement not to exceed a specified leverage ratio, (iii) requirements to maintain a minimum debt service coverage ratio and minimum interest coverage ratios, (iv) a requirement that SCL not suffer losses in any two consecutive years, and (v) limitations on the payment of dividends, redemption of capital stock or subordinated indebtedness, and investments in third parties, which limitations are calculated by reference to the sum of a base amount, one-half of cumulative net earnings from 1992, and the net proceeds from certain capital stock offerings, less the cumulative amounts of certain restricted payments and repurchases of preferred shares and subordinated debt, and less certain investments in unrelated parties.

        The $79,729,000 principal amount of unsecured 12 1/2% senior subordinated debentures due 2004 referred to above (including $158,000 of unamortized discount) and the $19,154,000 principal amount of unsecured 12 1/2% senior notes due 2009 contain covenants restricting (i) the incurrence by SCL of indebtedness unless SCL meets a minimum cash flow coverage ratio, as defined, (ii) the payment of dividends, redemption of capital stock or subordinated indebtedness, and investments in third parties (which restriction is similar to the equivalent one in the container facility described above), (iii) transactions between SCL and its affiliates unless they are on arm's-length terms, (iv) limitations on the ability of certain material subsidiaries of the Company to restrict payments to the Company, (v) the disposition of proceeds of asset sales by SCL, (vi) any lines of business that are not similar or related to SCL's existing businesses, and (vii) the ability of SCL to amalgamate, consolidate or merge with or into another entity or to dispose of its assets substantially as an entirety. If SCL fails to maintain a specified amount of consolidated tangible net worth, or if a change of control of SCL occurs, the Company is obligated to make an offer to purchase 10% of the debentures or notes at par in the case of the net worth test and 100% of the debentures or notes at 101% of the principal amount in the case of a change of control.

        The $149,750,000 principal amount of 7 7/8% senior notes due 2008, $115,000,000 principal amount of 10 3/4% senior notes due 2006 and $22,475,000 principal amount 13% senior notes due 2006 (all unsecured obligations and including $573,000 of unamortized discount on the 10 3/4% notes) contain restrictive covenants substantially the same as those in the 12 1/2% debentures and notes described above. In addition, the notes contain covenants restricting (i) incurrence by SCL of liens on its assets or property unless the notes are secured equally, subject to certain exceptions, and (ii) sale and leaseback transactions by SCL, subject also to certain exceptions.

        A consolidated subsidiary of the Company has a $226,701,000 container securitization facility. Under it, the subsidiary, a bankruptcy-remote company formed to facilitate asset securitization, issued a senior note and the Company issued an effectively subordinated note. The senior note in the principal amount of $206,321,000 is non-recourse to the Company and is amortizing using the subsidiary's net cash flow. Upon a change of control of the Company, the senior note would come due. The subordinated note in the principal amount of $20,380,000 began its five-year amortization period in October 2001. The subordinated note requires that SCL (i) not exceed a specified leverage ratio, (ii) maintain a minimum consolidated tangible net worth, and (iii) maintain a minimum interest coverage ratio. The overall interest rate of this facility is approximately 1.10% to 1.31% over LIBOR. At December 31, 2003, $223,201,000 was outstanding under this facility which is included in the debt obligations of SCL on its consolidated balance sheet, and no further amount could be borrowed. SCL has no present plan to enter into a container securitization facility in the future.

        As noted above, in November 2003, Silja entered into a €341,000,000 ($430,000,000) term loan and revolving credit facility agreement with a syndicate of banks guaranteed by the Company, and the Company entered into a related €54,000,000 ($68,000,000) loan facility agreement with the same syndicate. The non-revolving credit portion of the Silja loan is repayable in installments with interest on both portions at EURIBOR plus 1.625% p.a. and a final maturity in October 2010. The Company loan is also repayable in installments with interest at EURIBOR plus 2.125% p.a. maturing in October 2008. The Silja loan requires Silja on a consolidated basis with its subsidiaries (i) to maintain a minimum net book value and minimum debt service coverage ratio (both as defined) and (ii) to maintain minimum seasonal liquidity levels. The Company loan requires SCL (i) to maintain a minimum consolidated tangible net worth (as defined), (ii) not to exceed a specified leverage ratio and (ii) to meet certain cash maintenance requirements.

        At December 31, 2003, the Company and its subsidiaries were in full compliance with all of the foregoing credit/financing agreements as well as less material ones to which they are party. Although management believes that SCL's current operating plans will not be restricted by the various financial covenants described above, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which the covenants restrict SCL's plans or business operations.

Leverage; Foreign Currency Fluctuations

        At December 31, 2003, SCL's consolidated long-term indebtedness was $1,589,626,000 (2002—$1,784,274,000) and its consolidated shareholders' equity totalled $731,813,000 (2002—$586,832,000) including redeemable preferred shares amounting to $15,000,000 (2002—$15,000,000). The terms of SCL's indebtedness described above permit SCL to incur substantial additional indebtedness from time to time. The degree to which SCL is leveraged may affect its ability to obtain additional financing in the future for working capital, capital expenditures, product and service development and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or cyclical variations in its business. The ability of SCL to satisfy its obligations and to reduce its debt is dependent upon the future performance of SCL, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of SCL.

        The acquisition by SCL of new assets and properties, both for growth as well as for replacement, is capital intensive. The availability of new capital to finance these expenditures depends on prevailing market conditions and the acceptability of financing terms offered to SCL. Management believes that capital expected to be available to SCL under various lines of credit, financing agreements, equity offerings and other sources, and from dispositions of existing assets and properties, as well as cash generated from operations, should be sufficient to meet SCL's capital requirements in 2004 and for the foreseeable future. No assurance, however, can be given that financing will continue to be available, or available on acceptable terms.

        Approximately 72% of SCL's consolidated long-term indebtedness at December 31, 2003 (2002—64%) accrued interest at rates that fluctuate with prevailing interest rates and, accordingly, increases in such rates may increase SCL's interest payment obligations. At December 31, 2003, SCL had entered into interest rate swaps with financial institutions in order to manage its floating interest rate exposure, thereby reducing the proportion of fluctuating interest rate indebtedness to 61%. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk, and Note 19 to the Financial Statements.

        Substantial portions of SCL's revenues and expenses are denominated in foreign currencies, especially the British pound sterling and the European euro. A large part of SCL's rail and ferry businesses operates in and around Great Britain and certain corporate costs and selling, general and administrative expenses of SCL relate to its London offices. Fluctuations in the values of these currencies in U.S. dollar terms may affect SCL's financial condition and results of operations. The impact of these fluctuations is mitigated to the extent that SCL has both revenue and expenses denominated in the same currencies. If revenue and expense items become imbalanced, SCL may enter into forward foreign exchange contracts from time to time in order to hedge the imbalance. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk, and Note 19 to the Financial Statements.

Results of Operations (2003 compared to 2002, and 2002 compared to 2001)

Revenue and Other

        The total revenue and other increase of $47,473,000 in 2003 and $367,412,000 in 2002 included an increase of $9,704,000 and a decrease of $9,372,000, respectively, from equity in the earnings/losses of unconsolidated companies and, in 2003, increased asset sale gains of $7,920,000 (including a gain of $5,000,000 from the sale of land at Newhaven port in 2003 together with reduced container disposal losses of $5,803,000, offset by reduced sales gains of $2,883,000 from the sale by the Company of OEH shares in 2002), while in 2002, asset sale gains were lower by $22,317,000 (mainly due to the effect of gains of $20,200,000 from the Heysham and Newhaven port sales in 2001). Of the remaining revenue increase of $29,849,000 in 2003 and $399,101,000 in 2002, increases of $210,016,000 and $372,358,000, respectively, related to ferry operations, $27,444,000 and $71,905,000, respectively, to rail operations and $4,045,000 and $8,519,000, respectively, to other activities, offset by decreases of $2,640,000 and $10,461,000, respectively, related to SCL's remaining container operations and decreases of $209,016,000 and $43,220,000, respectively, related to leisure operations.

        The $9,704,000 increase in the equity in the earnings/losses of unconsolidated companies in 2003 included an increase of $1,803,000 from OEH and an increase of $6,659,000 from GE SeaCo offset by Silja which became a consolidated subsidiary on May 1, 2002 (see Note 4(a) to the Financial Statements). The improvement at GE SeaCo was mainly due to the increased ontake and leasing out of new containers.

        The $9,372,000 decrease in equity in earnings/losses of unconsolidated companies in 2002 mainly related to the effect of the acquisition and consolidation of Silja effective May 1, 2002, offset in part by an equity share of OEH for the fourth quarter of 2002 following the deconsolidation of OEH (see Note 2) and by increased earnings from GE SeaCo.

        The ferry revenue increase of $210,016,000 in 2003 included adjustment for the favorable effects of the strengthening of the British pound and the euro against the U.S. dollar, amounting to $18,773,000 and $63,377,000, respectively, resulting in an increase of $127,866,000. This increase arose primarily from Silja operations of $193,954,000 offset by a decrease of $66,088,000 on other ferry operations including the absence of the Steam Packet's revenues for the last six months of 2003 (amounting to $43,800,000 in 2002) following the sale of the business effective July 1, 2003, together with reduced revenue relating to Hoverspeed's cross-Channel services amounting to $17,500,000, the remaining Irish Sea services amounting to $4,600,000 and other operations of $200,000.

        The ferry revenue increase in 2002 of $372,358,000 included $357,858,000 from Silja operations, which was consolidated effective May 1, 2002, leaving an increase of $14,500,000 on other operations which included adjustment for the favorable effect of the strengthening of the British pound against the U.S. dollar, amounting to $7,680,000, resulting in an increase of $6,820,000. This increase arose mainly from the Irish Sea services amounting to $6,500,000, Hoverspeed's cross-Channel services amounting to $4,000,000 and New York harbor ferry services amounting to $3,700,000, partly offset by reduced revenue from port operations amounting to $5,000,000 following the sale of the ports of Heysham and Newhaven in 2001 together with reduced revenue from charters and other operations of $2,400,000.

        The rail revenue increase in 2003 of $27,444,000 included adjustment for the favorable effect of the strengthening of the British pound against the U.S. dollar amounting to $64,939,000, resulting in a decrease of $37,495,000 which was mainly due to reduced compensation from Network Rail and other claims for disruption to GNER's rail services partly offset by an improvement in ticket revenues from increased passenger volumes.

        The rail revenue increase in 2002 of $71,905,000 included adjustment for the favorable effect of the strengthening of the British pound against the U.S. dollar amounting to $25,994,000, resulting in an increase of $45,911,000 which mainly related to higher compensation from Network Rail for disruption to GNER's rail services.

        The decrease in container operations (excluding GE SeaCo) in 2003 of $2,640,000 related to a reduction of $3,411,000 on leasing (reflecting the effect of lower equipment lease rates and reduced fleet size offset by improved utilization) together with reduced cargoship revenue of $633,000, partly offset by increased revenue from SCL's manufacturing and depot facilities of $1,404,000.

        The container division decrease (excluding GE SeaCo) in 2002 of $10,461,000 related to a reduction of $15,300,000 on leasing operations reflecting mainly the effect of lower lease rates offset by improved equipment utilization compared to 2001 together with reduced cargoship revenues of $3,300,000, partly offset by increased sales revenue of $8,200,000 from SCL's container manufacturing and depot facilities.

        The 2003 revenue decrease of $209,018,000 from leisure operations reflected the absence of revenue resulting from the deconsolidation of OEH which took place in the fourth quarter of 2002 (see Note 2).

        The 2002 revenue decrease of $43,220,000 from leisure operations primarily reflected the absence of $56,490,000 of revenue resulting from the deconsolidation of OEH in the fourth quarter of 2002 partly offset by the revenue increase of $13,270,000 for the nine months to September 30, 2002 compared with the same period in 2001. The increase to September 30, 2002 of $13,270,000 included total revenue of $20,063,000 from hotels acquired in 2002 and 2001, together with $1,322,000 from tourist train and cruise operations. These increases were partly offset by reduced revenue of $9,329,000 from the North American, European and Australian properties and the Copacabana Palace Hotel. Excluding the 2002 and 2001 acquisitions, the overall revenue decrease on leisure operations was mainly due to the adverse impact on travel and tourism from the terrorist attacks on September 11, 2001, the continuing threat of terrorism and an Iraqi war, and the weakened regional economies.

        Revenue from other activities increased by $4,045,000 in 2003 and $8,519,000 in 2002, with the increase in 2003 relating mainly to publishing ($2,000,000), the Corinth Canal concession ($900,000), fruit farming ($700,000) and property-related activities ($400,000). The increase in 2002 related mainly to the award of the Corinth Canal concession in 2001 ($4,100,000) and increased revenue from the grape farm ($2,100,000), property-related activities ($1,300,000) and publishing ($1,200,000).

  Depreciation and Operating Expenses

        Depreciation and operating expenses increased in the aggregate in 2003 by $81,269,000 (an increase as a percent of revenue from 76% to 80%) and in 2002 by $273,989,000 (a decrease as a percent of revenue from 79% to 76%).

        The 2003 increase in ferry operations of $196,159,000 included adjustment for the adverse effect of the strengthening of the British pound and the euro against the U.S. dollar which amounted to $16,386,000 and $47,082,000, respectively, resulting in an increase of $132,691,000. This primarily related to Silja's operations of $181,150,000 partly offset by a decrease of $48,459,000 on other operations including the absence of the Steam Packet's costs of $26,300,000 together with decreased costs from Hoverspeed's cross-Channel services of $16,300,000 (comprising $18,400,000 from the Dover-Ostend service which was closed in the fourth quarter of 2002 offset by $2,100,000 from the Dover-Calais service) and the remaining Irish Sea services of $8,700,000, partly offset by increased costs from New York harbor ferry services of $1,600,000 and other ferry activities of $1,200,000.

        The 2002 increase in ferry operations of $270,166,000 included $260,188,000 relating to Silja operations leaving an increase on other operations of $9,978,000 which included adjustment for the adverse effect of the strengthening the British pound against the U.S. dollar amounting to $6,928,000, resulting in an increase of $3,050,000. This increase mainly related to increased costs from the Irish Sea services ($3,200,000), New York harbor ferry services ($2,600,000) and charter and other operations ($1,500,000) partly offset by the absence of port operations costs ($3,400,000) and reduced costs from Hoverspeed's cross-Channel services ($900,000). In 2002, the estimated useful lives of certain vessels for depreciation purposes were extended from 20 to 30 years. The impact of this change in estimate resulted in a decrease in the above costs of $5,800,000 for the year ended December 31, 2002.

        The 2003 increase in rail operations of $1,575,000 included adjustment for the adverse effect of the strengthening of the British pound against the U.S. dollar amounting to $51,659,000, resulting in a decrease of $50,084,000 due largely to reduced net access charges including the effect of higher contractual compensation payments received from Network Rail.

        The 2002 increase in rail operations of $25,953,000 included adjustment for the adverse effect of the strengthening of the British pound against the U.S. dollar amounting to $21,980,000, resulting in an increase of $3,973,000 which mainly related to increased operating costs, including the effect of the elimination of GNER's subsidy from the British government ($7,000,000 in 2001).

        The 2003 decrease of $4,483,000 in container operations mainly related to cost reductions on SCL's leasing operations of $3,009,000 and cargoship operations of $2,070,000 partly offset by increased costs from SCL's container manufacturing and depot facilities of $596,000.

        The 2002 decrease of $4,385,000 in container operations related to cost reductions on SCL's leasing operations of $5,800,000 and cargoship operations of $3,600,000 partly offset by increased costs from SCL's container manufacturing and depot facilities of $5,000,000.

        Leisure expenses decreased by $114,618,000 in 2003, which reflected the absence of costs resulting from the deconsolidation of OEH which took place in the fourth quarter of 2002.

        The leisure expenses decrease of $21,746,000 in 2002 primarily reflected the absence of $32,423,000 of costs resulting from the deconsolidation of OEH in the fourth quarter partly offset by the increase in costs of $10,677,000 for the first nine months of 2002 compared with the same period in 2001. The increase in leisure division costs of $10,677,000 included an increase of $9,043,000 on hotel operations of which $10,968,000 related to the acquisitions in 2002 and 2001 and $456,000 to European properties, offset by decreases on the existing hotels of $2,381,000. The overall increase also included $1,634,000 on tourist train and cruise operations.

        Depreciation and operating expenses relating to other activities increased by $2,636,000 in 2003 and by $3,999,000 in 2002 with the increase in 2003 mainly relating to publishing activities ($1,124,000), the Corinth Canal concession ($967,000), fruit farming ($248,000) and property-related activities ($220,000) while 2002 mainly related to the Corinth Canal concession ($2,634,000), publishing ($882,000) and property-related activities ($804,000).

  Selling, General and Administrative Expenses

        These expenses decreased by $11,267,000 in 2003 (a decrease as a percent of revenue from 14% to 13%) and increased by $57,456,000 in 2002 (14% of revenue in 2002 and 2001).

        The overall increase of $36,160,000 in ferry operations in 2003 included $41,082,000 relating to Silja operations (of which $7,481,000 related to the adverse effect of the strengthening of the euro against the U.S. dollar). The remaining decrease of $4,922,000 included adjustment for the adverse effect of the strengthening of the British pound against the U.S. dollar, which amounted to $2,356,000, resulting in a decrease of $7,278,000 which was mainly due to the absence of Steam Packet's expenses ($4,300,000) together with reduced costs from Hoverspeed's cross-Channel services ($3,900,000) and the remaining Irish Sea services ($1,600,000), partly offset by increased central costs ($2,500,000).

        The overall increase of $39,795,000 on ferry operations in 2002 included $42,787,000 relating to Silja operations. The remaining decrease of $2,992,000 on other ferry operations included adjustment for the adverse effect of the strengthening of the British pound against the U.S. dollar, amounting to $1,327,000, resulting in a decrease of $4,319,000 which included reduced costs from Hoverspeed's cross-Channel services ($2,100,000), the absence of port operations costs in 2002 ($600,000) and a reduction in costs from New York harbor services ($300,000) and central overheads ($1,800,000) partly offset by increased costs on Irish Sea services ($700,000).

        The increased rail expense of $7,679,000 in 2003 included adjustment for the adverse effect of the strengthening of the British pound against the U.S. dollar of $6,850,000, resulting in an increase of $829,000.

        The increased rail expense of $22,375,000 in 2002 included adjustment for the adverse effect of the strengthening of the British pound against the U.S. dollar of $2,126,000, resulting in an increase of $20,249,000 which was mainly due to increased central costs and professional fees.

        The increased container division expense of $1,926,000 in 2003 was mainly due to reduced costs from SCL's container manufacturing and depot facilities ($1,800,000).

        The increased container expense of $714,000 in 2002 was mainly due to increased costs from SCL's leasing operations partly offset by reduced costs from SCL's container manufacturing and depot facilities.

        The decrease in leisure expenses of $62,207,000 in 2003 reflected the absence of costs resulting from the deconsolidation of OEH which took place in the fourth quarter of 2002.

        The decrease of $10,039,000 in leisure expenses in 2002 primarily reflected the absence of $18,581,000 of costs resulting from the deconsolidation of OEH in the fourth quarter of 2002, partly offset by the increase in costs for the first nine months of 2002 compared with the same period in 2001 of ($8,542,000). The increase of $8,542,000 included $6,367,000 relating to the acquisitions made in 2002 and 2001 and $1,673,000 to the European hotels.

        Other activities costs increased by $2,175,000 in 2003 and by $4,611,000 in 2002. The increase in 2003 mainly related to publishing ($1,236,000) and the Corinth Canal concession ($278,000) together with increased corporate costs ($760,000), while the increase in 2002 mainly related to the Corinth Canal ($1,139,000), the grape farm ($1,247,000) and property-related activities ($512,000) together with increased corporate costs ($1,530,000).

  Gain on sale of ferry assets and non-recurring charges

        See Note 3 regarding the sale of Steam Packet and recognition of non-recurring charges in 2003.

  Net Finance Costs

        Net finance costs in 2003 decreased by $29,377,000 of which a reduction of $14,682,000 related to the deconsolidation of OEH, offset by $11,795,000 of interest expense on Silja operations consolidated from May 1, 2002 (which included the adverse effect of the strengthening of the euro against the U.S. dollar amounting to $3,700,000), leaving a decrease of $26,490,000. This decrease mainly related to a decrease in interest expense of $10,900,000 from the repayment of $136,323,000 principal amount of 9 1/2% and 10 1/2% senior notes on July 1, 2003 which were not exchanged for 13% senior notes due 2006 (see Note 11) and repayment of the loan of $101,500,000 secured on the assets of the Steam Packet business (see Note 3), together with reduced interest rates on floating-rate debt and increased foreign exchange gains of $863,000. These decreases were partly offset by the issue of $22,475,000 principal amount 13% senior notes due 2006 in exchange for the equivalent principal amount of 9 1/2% and 10 1/2% senior notes due 2003, together with increased interest expense on additional debt used to finance acquisitions and investments and the effect of a gain of $1,000,000 on the redemption of Silja convertible bonds in 2002.

        The net finance cost decrease of $1,211,000 in 2002 included an increase in interest and related income of $2,390,000 (including increased foreign exchange gains of $3,800,000 and a gain on redemption of Silja convertible bonds of $1,000,000 in 2002, partly offset by the gain of $2,141,000 on retirement of senior notes and debentures in 2001) offset by an increased interest expense of $1,179,000 which included Silja's interest expense of $13,851,000 and the effect of increases in debt relating to the cost of ferry and leisure asset purchases in 2002 and 2001, partly offset by the effect of the OEH deconsolidation in the fourth quarter of 2002 of $3,828,000 together with lower interest rates on existing floating rate debt.

  Minority interests

        Following the acquisition of Silja on May 1, 2002, a minority interest of $2,333,000 for the two months to June 30, 2002 related to the share of Silja's net earnings attributable to the Silja shares not held by SCL during that period. The minority interest in OEH decreased in 2002 by $2,427,000 primarily due to the effect of the deconsolidation of OEH in the fourth quarter of 2002 when SCL began accounting for its investment in OEH net earnings under the equity method of accounting (see Note 2).

  Taxes on Income

        The income tax charges in 2003 and 2002 related to subsidiaries in taxpaying jurisdictions. No income taxes are levied in Bermuda, which is the Company's place of incorporation.

  Net Earnings

        Net earnings on common shares in 2003 were $69,442,000 higher than in 2002. Earnings before net finance costs increased by $31,471,000 of which $54,000,000 related to the gain on sale of ferry assets and non-recurring charges (see Note 3) which was offset by $11,416,000 from the absence of the Steam Packet's earnings and $30,388,000 relating to leisure operations (reflecting the effect of SCL's reduced share of OEH results following the deconsolidation of OEH in the fourth quarter of 2002). The remaining increase of $19,275,000 related to increased profits from container-related activities of $12,486,000 (principally from GE SeaCo), rail operations of $15,190,000 (including the favorable effect of the strengthening of the British pound against the U.S. dollar amounting to $6,430,000 and increased passenger volumes and Network Rail compensation payments) and other activities of $1,351,000 (of which $5,000,000 related to the gain on sale of land at Newhaven port in 2003 offset by the absence of OEH share sale gains of $2,883,000 in 2002) partly offset by reduced profits from ferry operations of $9,752,000 (mainly Silja operations of $11,148,000 including the consolidation of seasonal losses in the first four months of 2003 following the acquisition in May 2002 offset by the favorable effect of the strengthening of the euro against the U.S. dollar amounting to $9,471,000). Net finance costs decreased in 2003 by $29,377,000 (or by $33,632,000 if adjusted for the adverse effect of the strengthening of the euro against the U.S. dollar amounting to $4,255,000). There was no minority interest charge in 2003 compared with a charge of $10,958,000 in 2002 while the tax charge increased in 2003 by $2,384,000.

        Net earnings on common shares in 2002 were $37,382,000 higher than in 2001. Earnings before net finance costs increased by $35,967,000 or $36,061,000 after adjusting for minority interests above, made up of $26,348,000 from ferry operations, $23,577,000 from rail operations and $2,241,000 from other activities partly offset by decreased earnings from leisure operations of $9,036,000 and from container operations of $7,069,000. The increased profitability of the ferry operations in 2002 compared to 2001 was mainly due to Silja ($29,804,000) following acquisition in May 2002, together with Hoverspeed's cross-Channel services of $7,000,000, Irish Sea services of $2,600,000 and other ferry activities, partly offset by the absence of port operations profits including sale gains of $20,200,000 in 2001. The increase in rail operations of $23,577,000 was primarily due to compensation from Network Rail for disruption to GNER's rail services. The leisure division reduction in profits mainly related to hotel and restaurant activities and the effect of deconsolidating OEH in the fourth quarter of 2002. The decreased earnings from container operations in 2002 mainly related to SCL's leasing operations partly offset by the improved results of GE SeaCo. Net finance costs decreased by $1,211,000 and the tax charge by $110,000.

Critical Accounting Policies and Estimates

        This discussion of SCL's financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of those financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Management believes the following are SCL's most critical accounting policies.

  Revenue recognition

        SCL's revenues are primarily derived from its four main business segments: ferry operations, rail operations, container operations and leisure operations. Generally, revenues are recognized when the services have been rendered. The following is a description of the composition of revenues of SCL:

  •
  Ferry and rail revenues are recognized when the transportation is provided rather than when a ticket is sold. The amount of ticket sales not yet recognized as revenue is reflected as a liability in the consolidated balance sheet. Periodic evaluations are performed of this estimated liability and any adjustments are included in results of operations for the periods in which the evaluations are completed.

  •
  Container revenues consist of earnings from containers under operating leases and sales-type leases. Revenues from operating leases are recognized on a straight-line basis over the respective lease period. With respect to sales-type leases, a gain or loss is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases" and is included in revenue.

  •
  Leisure revenues consist of earnings from OEH. OEH revenue is recognized when rooms are occupied, services have been rendered or upon commencement of tourist train and cruise journeys. OEH management fees represent fees earned under long-term management contracts. Base fee revenues are recognized when earned in accordance with the terms of the contract. Commencing in the fourth quarter of 2002, SCL's economic interest in OEH fell below 50%. As a result, leisure revenues are principally accounted for under the equity method of accounting for investments. See Note 2 to the Financial Statements.

  Carrying values of long-lived assets and goodwill

        Management periodically evaluates the recoverability of long-lived assets, including containers, ships, property and finite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These evaluations include analyses based on the cash flows generated by the underlying assets, profitability information including estimated future operating results, trends or other determinants of fair value. If the value of the asset determined by these evaluations is less than its carrying amount, a loss is recognized for the difference between the fair value and the carrying value of the asset. Future adverse changes in market conditions or poor operating results of the related business may indicate an inability to recover the carrying value of the assets, thereby possibly requiring an impairment charge in the future.

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", indefinite-lived intangible assets and goodwill must be evaluated annually for impairment. Goodwill impairment testing under SFAS No. 142 is performed in two steps, first, the determination of impairment based upon the fair value of a reporting unit as compared with its carrying value and, second, if there is an impairment, the measurement of the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. As of December 31, 2003 and 2002, SCL determined the carrying value of all its operating segments was less than their respective derived fair values, indicating that there was no impairment of the recorded goodwill and indefinite-lived intangible assets. To determine fair value, SCL relied on valuation models utilizing discounted cash flows.

  Depreciation

        Containers and ships are recorded at cost and, after allowance for salvage value, are depreciated over their estimated useful lives by the straight-line method. The estimated useful lives and salvage values for containers are generally 20 years and 20%, respectively, and for ships generally 30 to 35 years and 15% to 5%, respectively. Real estate and other fixed assets are recorded at cost and are depreciated over their estimated useful lives by the straight-line method. The depreciation rates on freehold buildings range from 25 to 50 years and on machinery and other remaining assets from 5 to 25 years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the respective lease terms.

  Pensions

        SCL's pension plans are accounted for using actuarial valuations required by SFAS No. 87, "Employers' Accounting for Pensions", and SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions". SCL's minimum pension liability, net of tax was approximately $46,000,000 as of December 31, 2003. Management considers accounting for retirement plans critical to all of SCL's operating segments because management is required to make significant subjective judgments about a number of actuarial assumptions, which include discount rates, health care cost trends and rates, salary growth, long-term return on plan assets and mortality rates.

        Management believes that a 6.9% long-term return on plan assets in 2003 is reasonable despite the recent market volatility in which SCL's plan assets had investment returns of approximately 13% for the year ended December 31, 2003 and investment losses of approximately 17% for the year ended December 31, 2002. In determining the expected long-term rate of return on assets, management has evaluated input from SCL's actuaries and financial advisors, including their review of anticipated future long-term performance of individual asset classes and the consideration of the appropriate asset allocation strategy given the anticipated requirements of the respective plans to determine the average rate of earnings expected on the funds invested. The projected returns by these consultants are based on broad equity and bond indices, including fixed interest rate gilts of long-term duration since the plans are predominantly in the U.K. SCL's expected long-term rate of return is based on a planned asset allocation of 58% in equity investments, with an expected long-term rate of return of 6.9%, and 42% in fixed income investments, with an expected long-term rate of return of 6.9%. SCL's actual asset allocation as of December 31, 2003 was in line with planned allocations. Management regularly reviews SCL's actual asset allocation and periodically rebalances investments to targeted allocations when considered appropriate. While the analysis gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Management will continue to evaluate the expected rate of return at least annually, and will adjust as necessary.

        Depending on the assumptions and estimates used, pension expense could vary within a range of outcomes and have a material effect on SCL's consolidated financial statements. Lowering the expected long-term rate of return on SCL's pension plans by 0.5% (from 6.9% to 6.4%) would have increased pension expense for 2003 by approximately $677,000. Management is currently monitoring and evaluating the level of pension contributions based on various factors that include, but are not limited to, investment performance, actuarial valuation and tax deductibility. Management will evaluate the need for additional contributions in 2004 based on these factors. Management believes that the cash flows from SCL's operations will be sufficient to fund additional contributions, if any, to the plans. See Note 12 to the Financial Statements.

  Deferred maintenance costs

        SCL's vessels and train rolling stock are required to incur major repairs and maintenance which cannot be performed while the assets are operating. SCL capitalizes the costs associated with the major repairs and maintenance and amortizes these costs on a straight-line basis over a two-year period. Management believes that these criteria are consistent with industry practice and that SCL's policy of capitalization reflects the economics and market values of the related assets.

  Tax assets

        SCL maintains a valuation allowance to reduce its gross deferred tax assets to reflect the amount, based upon SCL's estimates of income, that would likely be realized. If SCL's future operations differed from those in the estimates, SCL may need to increase or decrease the valuation allowance, which could affect its reported operations.

  Contingencies

        SCL is subject to the possibility of various loss contingencies arising in the ordinary course of business. SCL considers the likelihood of a loss or impairment of an asset or the incurrence of a liability as well as its ability reasonably to estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. Management regularly evaluates current available information to determine whether such accruals should be adjusted.

        See Note 1 to the Financial Statements for a discussion of accounting policies with respect to these and other items.

Recent Accounting Pronouncements

        SCL's adoption of recent accounting pronouncements is described in Note 1(t) to the Financial Statements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

        As noted under "Leverage; Foreign Currency Fluctuations" in Item 7—Management's Discussion and Analysis above, SCL is exposed to market risk from changes in interest rates and foreign currency exchange rates, as well as fuel price movements. These exposures are monitored and managed by SCL as part of its overall risk management program which recognizes the unpredictability of financial markets and seeks to mitigate potentially material adverse effects on SCL's consolidated earnings and cash flow. As part of this management, SCL enters into interest rate and foreign currency swap contracts, foreign currency forward exchange contracts and fuel price hedge agreements from time to time. See Note 19 to the Financial Statements (Item 8 below). SCL does not use market risk sensitive financial instruments for trading purposes.

        The following discussion includes sensitivity analyses for hypothetical changes in the interest rates, exchange rates or fuel commodity prices that SCL is exposed to. In all cases, the hypothetical change was calculated based on a parallel shift in the forward price curve existing at December 31, 2003. The forward curve takes into account the time value of money and the future expectations regarding the value of the underlying interest rate, currency and commodity.

        The market risk relating to interest rates arises mainly from SCL's financing activities. SCL's earnings are affected by changes in interest rates on borrowings, principally based on U.S. dollar LIBOR and EURIBOR, and on short-term cash investments. Management assesses SCL's market risk based on changes in interest rates utilizing a sensitivity analysis. If interest rates increased by 10%, with all other variables held constant, SCL's annual net finance costs, as reported on its Statements of Consolidated Operations, would have increased by approximately $4,300,000 based on its variable rate borrowings and interest rate swap agreements outstanding at December 31, 2003 (2002—$4,900,000). Changes in interest rates also impact the fair value of SCL's fixed rate debt. If interest rates increased by 10%, with all other variables held constant, the fair value of SCL's fixed rate debt would have decreased by approximately $2,000,000 based on amounts outstanding at December 31, 2003 (2002—$2,000,000).

        The market risk relating to foreign currencies arises from buying, selling and financing in currencies other than the U.S. dollar, principally U.K. sterling and euros. Management anticipates this foreign currency exchange rate risk will remain a market exposure for the foreseeable future. Certain non-U.S. subsidiaries of the Company borrow in local foreign currencies, and SCL may enter into forward exchange contracts relating to purchases denominated in foreign currencies in order to manage and mitigate exchange rate risk. SCL had no currency swap agreement in place at December 31, 2003. Management uses a sensitivity analysis to assess the changes in the values of the U.S. dollar on foreign currency denominated monetary assets and liabilities. The primary assumption used in these models is a hypothetical 10% weakening or strengthening of the U.S. dollar against SCL's currency exposure at December 31, 2003. As a result of this analysis, management determined that the impact on monetary assets and liabilities of a 10% change in foreign currency exchange rates in relation to the U.S. dollar would amount to approximately $74,000,000.

        SCL is also exposed to fluctuations in fuel prices, as an increase in the price of fuel would result in lower earnings and increased cash outflows. Management enters into fuel swap contracts from time to time to procure a portion of SCL's fuel requirements and to hedge its exposure to volatility in fuel market prices. These swaps at December 31, 2002 were designated as cash flow hedges for accounting purposes and matured during 2003. See Note 19. Management uses a sensitivity analysis to assess the changes in fuel prices. The primary assumption used in this model is a hypothetical 10% increase in the price of fuel at December 31, 2003. As a result of this analysis, management determined that the impact on operations and cash flows of a hypothetical 10% increase in fuel prices would not be material to the operations and cash flows of SCL.

ITEM 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Sea Containers Ltd.
Hamilton, Bermuda

        We have audited the accompanying consolidated balance sheets of Sea Containers Ltd. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in Item 15. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sea Containers Ltd. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As disclosed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ Deloitte & Touche LLP

New York, New York
March 12, 2004

Sea Containers Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31,	2003	2002
	(Dollars in thousands)
Assets
Cash and cash equivalents	$213,313	$218,022
Accounts receivable, net of allowances of $9,790 and $9,365	151,521	134,036
Prepaid expenses and other	55,498	53,860
Asset sale receivables	40,284	35,844
Advances on asset purchase contracts	6,539	5,242
Containers at cost, less accumulated depreciation of $493,544 and $512,724	470,287	551,712
Ships at cost, less accumulated depreciation of $135,567 and $140,897	1,165,436	1,105,143
Assets under capital leases, less accumulated depreciation of $19,169 and $14,748	12,494	15,574
Real estate and other fixed assets at cost, less accumulated depreciation of $100,787 and $92,619	140,698	179,377
Inventories	45,991	46,061
Investments	356,024	323,541
Goodwill	12,054	31,867
Other intangible assets, net	52,711	55,620
Other assets	39,067	40,935

	$2,761,917	$2,796,834

Liabilities and Shareholders' Equity
Working capital facilities	$2,235	$1,651
Accounts payable	125,799	143,454
Accrued liabilities	299,862	268,063
Manufacturer accounts payable, notes payable, bank loans and other purchase obligations in respect of containers	353,910	407,358
Mortgage loans in respect of ships	698,323	579,849
Obligations under capital leases	8,260	11,763
Bank loans in respect of real estate and other fixed assets	143,756	264,036
Senior notes	305,806	422,783
Senior subordinated debentures	79,571	98,485
Deferred revenue	10,799	11,025

	2,028,321	2,208,467

Minority interest	1,783	1,535

Shareholders' equity:
Preferred shares $.01 par value (15,000,000 shares authorized): Issued—150,000 $7.25 convertible cumulative preferred shares (liquidation value of $100 per share)	15,000	15,000
Class A common shares $.01 par value (60,000,000 shares authorized): Issued—20,932,548 shares (2002—19,500,115)	209	195
Class B common shares $.01 par value (60,000,000 shares authorized): Issued—14,413,595 shares (2002—14,419,614)	144	144
Paid-in capital	415,107	389,693
Retained earnings	871,691	761,364
Accumulated other comprehensive loss	(179,077)	(188,303)
Less: reduction due to class B common shares acquired with voting rights by a subsidiary—12,900,000 shares at cost	(391,261)	(391,261)

Total shareholders' equity	731,813	586,832

Commitments and contingencies	—	—

	$2,761,917	$2,796,834

See notes to consolidated financial statements.

Sea Containers Ltd. and Subsidiaries

Statements of Consolidated Operations

Year ended December 31,	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Revenue	$1,644,709	$1,614,860	$1,215,759
Other	39,989	22,365	54,054

	1,684,698	1,637,225	1,269,813

Expenses:
Depreciation and amortization	113,471	113,710	109,742
Operating	1,199,513	1,118,005	847,984
Selling, general and administrative	219,739	231,006	173,550

Total expenses	1,532,723	1,462,721	1,131,276

Gain on sale of ferry assets and non-recurring charges	54,000	—	—

Earnings from operations before net finance costs	205,975	174,504	138,537
Interest expense, net of capitalized interest	(95,319)	(124,993)	(123,814)
Interest and related income	10,026	10,323	7,933

Net finance costs	(85,293)	(114,670)	(115,881)

Earnings before minority interest and income taxes	120,682	59,834	22,656
Minority interest	—	(10,958)	(11,052)

Earnings before income taxes	120,682	48,876	11,604
Provision for income taxes	8,224	5,860	5,970

Net earnings	112,458	43,016	5,634
Preferred share dividends	1,088	1,088	1,088

Net earnings on class A and class B common shares	$111,370	$41,928	$4,546

Earnings per class A and class B common share:
Basic	$5.28	$2.08	$0.24

Diluted	$5.20	$2.07	$0.24

Dividends per class A common share	$0.05	$0.225	$0.30

Dividends per class B common share	$0.045	$0.204	$0.272

See notes to consolidated financial statements.

Sea Containers Ltd. and Subsidiaries

Statements of Consolidated Cash Flows

Year ended December 31,	2003	2002	2001
	(Dollars in thousands)
Cash flows from operating activities:
Net earnings on class A and class B common shares	$111,370	$41,928	$4,546

Adjustments to reconcile net earnings to net cash provided by operating activities:
Preferred share dividends	1,088	1,088	1,088
Depreciation and amortization	113,471	113,710	109,742
(Gain)/loss on sale of assets	(101,391)	139	(23,146)
Undistributed (earnings)/losses of affiliates and other non-cash items	(30,197)	(7,550)	(27,409)
Non-recurring charges relating to asset writedowns	31,000	—	—
Change in assets and liabilities net of effects from acquisition of subsidiaries:
Decrease in receivables	3,171	35,292	11,944
(Increase)/decrease in inventories	(5,910)	487	(380)
(Decrease)/increase in accounts payable, accrued liabilities and other liabilities	(24,178)	8,638	28,915

Total adjustments	(12,946)	151,804	100,754

Net cash provided by operating activities	98,424	193,732	105,300

Cash flows from investing activities:
Capital expenditures	(37,625)	(123,718)	(90,612)
Acquisitions and investments, net of cash acquired	—	(85,503)	(40,799)
Net proceeds on sale of ferry and other fixed assets	228,562	8,834	76,249

Net cash provided by/(used in) investing activities	190,937	(200,387)	(55,162)

Cash flows from financing activities:
Issuance of common shares	24,655	127	47
Issuance of long-term debt	52,701	202,201	162,916
Sale of OEH shares by SCL	—	68,650	1,518
Cash reduction from deconsolidation of OEH	—	(56,355)	—
Principal payments under long-term debt	(123,670)	(163,345)	(139,893)
Payment of loans upon disposal of ferry and other fixed assets	(109,698)	—	—
Purchase and retirement of notes and debentures	(136,323)	(9,700)	(9,059)
Payment of preferred share dividends	(1,088)	(1,088)	(1,088)
Payment of common share dividends	(1,043)	(4,326)	(5,504)
Purchase and retirement of OEH shares	—	—	(1,407)
Working capital facilities and redrawable loans (repaid)/drawn	(18,542)	(41,824)	34,092

Net cash (used in)/provided by financing activities	(313,008)	(5,660)	41,622

Effect of exchange rate changes on cash and cash equivalents	18,938	13,401	(2,657)

Net (decrease)/increase in cash and cash equivalents	(4,709)	1,086	89,103
Cash and cash equivalents at beginning of year	218,022	216,936	127,833

Cash and cash equivalents at end of year	$213,313	$218,022	$216,936

See notes to consolidated financial statements.

Sea Containers Ltd. and Subsidiaries

Statements of Consolidated Shareholders' Equity

	Redeemable Preferred Shares at Liquidation Value	Class A Common Shares at Par Value	Class B Common Shares at Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Common Shares Held by a Subsidiary	Total Comprehensive Income(Loss)
	(Dollars in thousands)
Balance, January 1, 2001	$15,000	$168	$146	$351,590	$724,720	$(175,806)	$(391,261)
Issuance of class A common shares under dividend reinvestment plan	—	—	—	47	—	—	—
Conversion of class B common shares	—	1	(1)	—	—	—	—
Dividends on common and preferred shares	—	—	—	—	(6,592)	—	—
Comprehensive income:
Net earnings	—	—	—	—	5,634	—	—	$5,634
Other comprehensive income/(loss) for the year	—	—	—	—	—	(23,215)	—	(23,215)
Cumulative effect of change in accounting principle	—	—	—	—	—	(7,526)	—	(7,526)

								$(25,107)

Balance, December 31, 2001	15,000	169	145	351,637	723,762	(206,547)	(391,261)
Issuance of class A common shares under dividend reinvestment plan	—	—	—	79	—	—	—
Issuance of common shares under employee stock option plan	—	—	—	48	—	—	—
Issuance of class A common shares to acquire a subsidiary	—	25	—	37,929	—	—	—
Conversion of class B common shares	—	1	(1)	—	—	—	—
Dividends on common and preferred shares	—	—	—	—	(5,414)	—	—
Comprehensive income:
Net earnings	—	—	—	—	43,016	—	—	$43,016
Other comprehensive income/(loss) for the year	—	—	—	—	—	18,244	—	18,244

								$61,260

Balance, December 31, 2002	15,000	195	144	389,693	761,364	(188,303)	(391,261)
Issuance of class A common shares under dividend reinvestment plan	—	—	—	18	—	—	—
Issuance of common shares under employee stock option plan	—	—	—	9	—	—	—
Issuance of class A common shares in public offering, net of issuance costs	—	14	—	24,614	—	—	—
Dividends on common and preferred shares	—	—	—	—	(2,131)	—	—
Gain on sale of OEH common shares by OEH, net of costs	—	—	—	773	—	—	—
Comprehensive income:
Net earnings	—	—	—	—	112,458	—	—	$112,458
Other comprehensive income/(loss) for the year	—	—	—	—	—	9,226	—	9,226

								$121,684

Balance, December 31, 2003	$15,000	$209	$144	$415,107	$871,691	$(179,077)	$(391,261)

See notes to consolidated financial statements.

Sea Containers Ltd. And Subsidiaries

Notes to Consolidated Financial Statements

1.     Summary of significant accounting policies

(a) Principles of consolidation

        The consolidated financial statements include the accounts of Sea Containers Ltd. and all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Unconsolidated companies that are 20% to 50% owned are accounted for on an equity basis.

        For purposes of these Notes, the "Company" refers to Sea Containers Ltd., and "SCL" refers to Sea Containers Ltd. and its subsidiaries. "OEH" refers to Orient-Express Hotels Ltd., an equity investment of the Company engaged in the hotel and leisure business (see Notes 2 and 4). "GE SeaCo" refers to GE SeaCo SRL, a container leasing joint venture company between the Company and General Electric Capital Corporation accounted for under the equity method (see Note 4(b)). "GNER" refers to Great North Eastern Railway Ltd., a wholly-owned subsidiary of the Company and operator of SCL's passenger rail franchise in Great Britain. "Silja" refers to Silja Oyj Abp, a wholly-owned subsidiary of the Company based in Finland engaged in ferry operations in the northern Baltic Sea (see Note 4(a)).

        Certain items in 2002 and 2001 have been reclassified to conform with the current year's presentation.

        "FASB" means Financial Accounting Standards Board and "APB" means Accounting Principles Board, the FASB's predecessor. "SFAS" means Statement of Financial Accounting Standards of the FASB. "FIN" means an accounting interpretation of the FASB.

(b) Cash and cash equivalents

        Cash and cash equivalents include all cash balances and highly-liquid investments having original maturities of three months or less.

        Included in cash and cash equivalents is approximately $46,700,000 (2002—$28,300,000) held by GNER under a liquidity maintenance requirement imposed by the U.K. Strategic Rail Authority and there are restricted deposits in other subsidiaries of approximately $8,000,000 (2002—$15,000,000).

(c) Containers, ships, real estate and other fixed assets

        Containers and ships are recorded at cost and, after allowance for salvage value, are depreciated over their estimated useful lives by the straight-line method. The estimated useful life and salvage value for containers are generally 20 years and 20%, respectively, and for ships generally 30 to 35 years and 15% to 5%, respectively. In 2002, the estimated useful lives of certain vessels for depreciation purposes were extended from 20 to 30 years. The impact of this change in estimate resulted in an increase in net earnings of $5,800,000 for the year ended December 31, 2002.

        Real estate, train and other fixed assets are recorded at cost and are depreciated over their estimated useful lives by the straight-line method. The depreciation rates on freehold buildings and train assets range from 25 to 50 years and on machinery and other remaining assets from 5 to 25 years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the respective lease term.

(d) Foreign currency translation

        The functional currency for each of the Company's foreign subsidiaries is the applicable local currency. Foreign subsidiary income and expenses are translated into U.S. dollars, SCL's reporting currency, at the average rates of exchange prevailing during the year. The assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date and the related translation adjustments are included in accumulated other comprehensive income/(loss). No income taxes are provided on the translation adjustments as management does not expect that such gains or losses will be realized. Foreign currency transaction gains and losses are recognized in operations as they occur.

(e) Intangible assets and goodwill

        In accordance with the adoption SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, goodwill and indefinite-lived assets must be evaluated annually to determine impairment. Those intangible assets that will continue to be classified as goodwill and other intangibles with indefinite lives are no longer amortized. Intangible assets with finite lives will continue to be amortized using the straight-line method over their estimated useful lives. For the year ended December 31, 2001, intangible assets and goodwill were amortized using the straight-line method over the estimated useful lives of the related assets, over 40 years for trademarks and licenses and primarily 40 years for goodwill. See Note 8.

(f) Revenue recognition

        Container assets are revenue-earning under operating leases and, accordingly, the financial statements reflect such operating lease rentals as revenue. With respect to sales-type leases, a gain or loss is calculated in accordance with SFAS No. 13, "Accounting for Leases" and is included in revenue. Ferry and rail revenues are recognized upon completion of the train or ferry journey. Hotel revenue is recognized when a service is performed. Deferred revenue consisting of deposits paid in advance are recognized as revenue when the services are performed and upon completion of the train or ferry journeys. Deferred revenue amounted to $10,799,000 at December 31, 2003 (2002—$11,025,000). Revenues under management contracts are recognized based upon the attainment of certain financial results, primarily revenue and operating earnings, in each contract as defined.

(g) Other

        Other in the statements of consolidated operations comprises gains/(losses) on asset sales and earnings from unconsolidated affiliates.

        Gains/(losses) on asset sales were $6,390,000 in 2003 (2002—$1,530,000, 2001—$20,787,000). During 2003, $5,000,000 of the gains related to the sale of land at the port of Newhaven and $1,390,000 to container disposals. During 2002, gains of $2,883,000 related to the sale by the Company of OEH shares and losses of $4,434,000 related to container disposals.

        Earnings from unconsolidated companies include SCL's share of the net earnings of its equity investments as well as interest income related to loans and advances to the equity investees. See Note 4(b).

(h) Government subsidy

        In 2001, operating expenses included $7,000,000 which was received from the British government in respect of an expense subsidy for GNER. Under the GNER franchise agreement, 2001 was the last year any expense subsidy was due and, accordingly, no amount has been included in 2002 or 2003.

(i) Inventories

        Inventories include train, vessel and container related items, food and beverages, and certain retail goods. Inventories are valued at the lower of cost or market value under the first-in, first-out method.

(j) Earnings per share

        Basic earnings per class A and class B common share for each year are computed by dividing net earnings on class A and class B common shares by the weighted average number of common shares outstanding (excluding voting shares owned by a subsidiary).

        Diluted earnings per class A and class B common share for each year are computed by dividing net earnings by the sum of the weighted average number of common shares outstanding (excluding voting shares owned by a subsidiary), the weighted average number of shares reserved for conversion of outstanding convertible preferred shares (if dilutive) and the dilutive effect of stock options. Common shares to be issued, assuming conversion of convertible preferred shares, were not included in the 2002 and 2001 computations of diluted earnings per class A and class B common share because to do so would have been anti-dilutive. The number of common shares excluded from the calculation was 478,622 in each of the years ended December 31, 2002 and 2001. Diluted earnings per class A and class B common share were the same as basic for 2001 as the conversion of stock options did not affect the computation.

        The number of shares used in computing basic and diluted earnings per share at year end was as follows (in thousands):

December 31,	2003	2002	2001
Basic	21,081	20,199	18,530
Effect of dilution	556	23	27

Diluted	21,637	20,222	18,557

(k) Interest expense, net

        SCL capitalizes interest during the construction of assets. Interest expense is net of capitalized interest of $nil (2002—$1,168,000, 2001—$1,815,000).

(l) Marketing costs

        Marketing costs, including website research and planning costs, are expensed as incurred and are reported in selling, general and administrative expenses. Marketing costs include costs of advertising and other marketing activities. These costs were $74,454,000 in 2003 (2002—$56,906,000, 2001—$46,796,000).

(m) Interest and related income

        Interest and related income in 2003 includes foreign exchange gains of $8,099,000 (2002—$7,236,000, 2001—$3,454,000). In addition, interest and related income in 2002 included a gain of $1,000,000 on redemption of Silja convertible bonds, and in 2001 a gain of $2,141,000 on retirement of senior notes and subordinated debentures. Also included is interest on receivables related to sales-type leases.

(n) Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include, among others, the allowance for doubtful accounts, inventories, depreciation and amortization, carrying value of ship assets and container assets, carrying value of intangible assets, employee benefits, taxes and contingencies. Actual results may differ from those estimates.

(o) Income taxes

        Deferred income taxes result from temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred taxes are recorded at enacted statutory rates and are adjusted as enacted rates change. Classification of deferred tax assets and liabilities corresponds with the classification of the underlying assets and liabilities giving rise to the temporary differences or the period of expected reversal, as applicable. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on available evidence.

(p) Concentration of credit risk

        Concentration of credit risk with respect to trade receivables is limited because of the large number of customers comprising SCL's customer base and their dispersion across different businesses and geographic areas. Also, management routinely assesses the financial strength of SCL's customers.

(q) Stock-based compensation

        SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees", as amended, and related interpretations. Accordingly, compensation cost for share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation expense for stock appreciation rights is recorded annually based on the quoted market price of the Company's shares at the end of the period.

        If compensation cost for the Company's stock option plans had been determined based on fair values as of the date of grant, SCL's net earnings and earnings per share would have been reported as follows (dollars in thousands, except in share amounts):

Year ended December 31,	2003	2002	2001
Net earnings on common shares:
As reported	$111,370	$41,928	$4,546
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax	(323)	(368)	(315)

Pro forma	$111,047	$41,560	$4,231

Basic and diluted earnings per share:
As reported:
Basic	$5 28	$2.08	$0.24

Diluted	$5.20	$2.07	$0.24

Pro forma:
Basic	$5.27	$2.06	$0.23

Diluted	$5.18	$2.06	$0.23

        The pro forma figures in the preceding table may not be representative of pro forma amounts in future years.

(r) Impairment of long-lived assets and goodwill

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets and finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment would be recognized when expected future undiscounted operating cash flows are lower than the carrying value. In the event that an impairment occurs, the fair value of the related asset is estimated, and SCL records a charge to earnings calculated as the excess of the asset's carrying value over the estimated fair value.

        In accordance with SFAS No. 142, indefinite-lived intangible assets and goodwill must be evaluated annually for impairment. Goodwill impairment testing under SFAS No. 142 is performed in two steps, first, the determination of impairment based upon the fair value of a reporting unit as compared with its carrying value and, second, if there is an impairment, the measurement of the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. To determine fair value, SCL relies on valuation models utilizing discounted cash flows.

(s) Derivative financial instruments

        Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, No. 138 and No. 149. SFAS No. 133 requires SCL to record all derivatives on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in operating expense in the consolidated statements of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded as a component of accumulated other comprehensive loss in shareholders' equity and are recognized in interest expense in the statements of consolidated operations when the hedged item affects earnings. The ineffective portion of a hedging derivative's change in the fair value will be immediately recognized in either operating or interest expense as appropriate in the consolidated statements of operations. If the derivative is not designated as a hedge for accounting purposes, the change in its fair value is recorded in either operating or interest expense as appropriate in the consolidated statements of operations.

        SCL management formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. SCL links all hedges that are designated as fair value hedges to specific assets or liabilities on the balance sheet or to specific firm commitments. SCL links all hedges that are designated as cash flow hedges to forecasted transactions or to floating rate liabilities on the balance sheet. Management also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, SCL will discontinue hedge accounting prospectively.

        The initial adoption of SFAS No. 133 resulted in an unrealized loss of $7,526,000 in accumulated other comprehensive income/(loss) as of January 1, 2001. For the year ended December 31, 2003, the change in the fair market value of derivative instruments resulted in a credit to other comprehensive loss of $54,000 (2002—$6,843,000). See Note 20.

(t) Recent accounting pronouncements

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SCL adopted SFAS No. 149 on July 1, 2003, and adoption had no effect on SCL's financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity", which establishes standards for how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. With the exception of certain financial measurement criteria deferred indefinitely by the FASB, SFAS No. 150 was adopted in fiscal 2003. The implementation of SFAS No. 150 had no material effect on SCL's financial condition or results of operations.

        In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits", which requires companies to provide additional information about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. Revised SFAS No. 132 is effective for fiscal years beginning after June 15, 2004, with earlier adoption encouraged. SCL adopted revised SFAS No. 132 on December 31, 2003 and, accordingly, the additional information has been provided in the notes to the financial statements.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which clarifies and elaborates on the requirement for entities to recognize a liability and provide disclosures relating to the fair value of the obligation undertaken in a guarantee. Under FIN No. 45, SCL will record a liability at the inception of a transaction representing the fair value of the guarantee and maintain the liability until it is relieved of the contingent obligation. FIN No. 45 requires the fair value of the guarantee to be recorded for all guarantees issued or modified after December 31, 2002. The recognition of this liability results in delayed recognition of revenue until the guarantee has been settled or expired. FIN No. 45 also provides for disclosure regarding existing guarantees. The adoption of the initial recognition and measurement provisions of FIN No. 45 did not have a material effect on SCL's financial position or results of operations. The disclosures required have been provided in the notes to the financial statements.

        In December 2003, the FASB issued revised FIN No. 46, "Consolidation of Variable Interest Entities", which addresses the consolidation of certain types of entities including special purpose entities. Revised FIN No. 46 requires a variable interest entity to be consolidated if SCL's investment in the entity (regardless of the date it was created) will absorb a majority of the entity's expected losses and/or residual returns if they occur, and must be applied by March 31, 2004. SCL does not believe that adoption of revised FIN No. 46 will have any impact on its financial position or results of operations.

2.     Sales of OEH shares and deconsolidation

        In November and December 2003, OEH sold 3,450,000 newly-issued OEH class A common shares in a public offering at $16.00 per share, thereby reducing the Company's economic interest in OEH to about 42%. As a result, SCL recognized a gain in 2003 of $773,000, which was recorded directly to shareholders' equity in respect of the offering in accordance with the provisions of SEC Staff Accounting Bulletin No. 51. The Company in 2003 sold none of the OEH common shares that it owns.

        During 2002, the Company sold 4,921,500 existing OEH class A common shares at an average price of $13.96 per share, including 3,100,000 shares on November 14, 2002. SCL recognized in 2002 a gain of $2,883,000 relating to its sale of the shares. Effective November 14, 2002, because the

Company's economic interest in OEH dropped below 50% to approximately 47% and the Company does not otherwise have control over OEH, the Company began to account for its investment in OEH under the equity method of accounting.

        During 2001, the Company sold 75,200 existing OEH class A common shares at an average price of $20.27 per share, and OEH purchased 100,000 of its outstanding class A common shares at an average price of $13.99 per share which were cancelled. As a result, SCL recognized in 2001 a gain of $551,000 relating to its sale of OEH shares.

3.     Gain on sale of ferry assets and non-recurring charges

        Included in Gain on sale of ferry assets and non-recurring charges in 2003 are the following items (dollars in thousands):

Year ended December 31,	2003
Gain on sale of ferry assets	$100,000
Non-recurring charges	46,000

Gain on sale of ferry assets and non-recurring charges	$54,000

(a) Gain on sale of ferry assets

        On July 18, 2003, the Company completed the sale of its indirect wholly-owned subsidiary Sea Containers Isle of Man Ltd., which was the holding company of SCL's Isle of Man Steam Packet ferry business (collectively "Steam Packet"). The sale was to Windwood Limited, a company unaffiliated with SCL and controlled by Montagu Private Equity Ltd., formerly a private equity arm of HSBC Holdings plc. Steam Packet operated passenger, vehicle and freight ferry services between the Isle of Man in the Irish Sea and England, Northern Ireland and the Republic of Ireland. The sale price was approximately $242,000,000, paid in cash, which resulted in a gain on sale of approximately $100,000,000. Under separate contractual agreements, SCL will continue to charter a vessel and provide certain administrative services to Steam Packet. SCL retains its remaining ferry service in the Irish Sea between Northern Ireland and Scotland for which Steam Packet will provide certain administrative services also under separate contractual agreement.

(b) Non-recurring charges

        As a result of the sale of Steam Packet and SCL's concurrent restructuring of its fast ferry business, an impairment evaluation was performed in accordance with the guidelines of SFAS No. 144. This indicated that the carrying value of certain ship and ship-related assets exceeded the expected future cash flows attributable to these assets, resulting in an impairment. The total impairment charge recognized during the third quarter of 2003 was approximately $15,000,000 determined by taking the excess of the carrying value over the estimated fair value. Fair value was determined using estimated future discounted cash flows and external valuations where applicable.

        In connection with the restructuring of some of SCL's ferry routes, SCL recorded a severance charge for approximately 400 employees of approximately $10,000,000, all of which has been paid in 2003.

        Other non-recurring charges of approximately $5,000,000 were incurred including $3,700,000 relating to the Company's exchange offers for a portion of its publicly-traded debt (see Note 11). These costs consisted of legal and other professional fees.

        In addition, during the third quarter of 2003 management implemented a plan to sell certain specifically identified container assets and applied the provisions of SFAS No. 144. This indicated that the carrying value of certain container assets exceeded the expected future cash flows attributable to these assets, resulting in an impairment. The total impairment charge recognized during 2003 was approximately $16,000,000 determined by taking the excess of the carrying value over the estimated fair value. Fair value was determined by using estimated future discounted cash flows. This required that these assets be valued at the lower of their respective carrying amount or fair value less costs to sell. The carrying value of container assets held for sale at December 31, 2003, after disposing of containers having net book value of $7,000,000 in the fourth quarter of 2003, was approximately $15,000,000.

4.     Significant acquisitions and investments

(a) Acquisitions

Silja Oyj Abp:

        During the second quarter of 1999, SCL purchased a 50% interest in Silja which was listed on the Helsinki Exchanges. The shareholders from whom SCL acquired this investment had options under the 1999 share purchase agreement to sell the balance of their shares in Silja to SCL exercisable in April 2002, representing an additional 25% of shares outstanding. These options were duly exercised and SCL purchased the shares at a total price of €40,299,000 ($37,954,000) paid in newly-issued class A common shares of the Company.

        On June 25, 2002, SCL launched a redemption offer for the remaining shares in Silja and for Silja's outstanding convertible subordinated bonds, which had an aggregate par value of €55,368,000. The offer was €2.25 for each common share and 92.4% of the par value of the bonds. The offer expired on August 26, 2002 and SCL acquired additional Silja shares, bringing its total shareholding to 97.2%, and €13,222,900 of the Silja bonds for an aggregate price of €43,398,000 ($42,654,000) paid in cash funded by bank loans. Any shares not tendered have been compulsorily acquired as permitted by Finnish law.

        The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations". The purchase price has been allocated to the assets and liabilities acquired using estimated fair values at the date of acquisition (May 1, 2002) and resulted in assigning value to Silja trademarks of $24,918,000. The trademarks are considered to have indefinite useful lives and will not be amortized, in accordance with SFAS No. 142. The following table shows the allocation of the purchase price (dollars in thousands):

December 31,	2002
Cash	$14,216
Other current assets	43,965
Property, plant and equipment	503,452
Trademarks	24,918
Inventories	6,332

592,883
Purchase price, including SCL class A common shares issued, cash and the carrying value of the existing investment in Silja	211,141

Liabilities assumed	$381,742

        Prior to May 2002, SCL had accounted for its initial investment in Silja under the equity method. Since the date of acquisition, the results of operations have been included in the consolidated financial results of SCL. The pro forma impact on results, had this acquisition occurred on January 1, 2002, is not material.

Acquisitions by Orient-Express Hotels Ltd:

        In February 2002, OEH acquired the hotel La Residencia in Mallorca, Spain and the hotel Le Manoir aux Quat' Saisons in Oxfordshire, England, all for approximately $40,000,000. The price was paid largely with bank mortgage finance.

        In March 2002, OEH acquired for approximately $7,500,000 a 75% share interest in Maroma Resort and Spa near Cancun, Mexico. The purchase price was paid in cash, with $1,000,000 paid in March of 2003.

        On April 27, 2001, OEH acquired the Bora Bora Lagoon Resort in French Polynesia, a hotel previously managed by OEH, for a cash price of approximately $19,600,000. OEH funded most of the purchase price with bank mortgage finance.

        On January 17, 2001, OEH acquired the Miraflores Park Hotel in Lima, Peru. Because OEH's 50%/50% hotel joint venture in Peru had an option to purchase the hotel at cost which, if exercised, would have resulted in OEH becoming the exclusive long-term manager of the hotel, it was accounted for in 2001 as an equity investment by OEH. Because the option lapsed, the hotel has been accounted for as an acquisition with effect from December 31, 2001. The purchase price of approximately $17,000,000 was paid largely by the assumption of existing debt, with the balance paid in cash and the issuance of notes to the seller.

        No goodwill was recognized on these transactions. The acquisitions in 2002 and 2001 have been accounted for as purchases in accordance with SFAS No. 141. The results of operations have been included in the consolidated financial results of OEH from the dates of acquisition, and the assets and liabilities of the acquired companies have been recorded at their fair value at the dates of acquisition. Pro forma data have not been presented as the revenues and net earnings resulting from these 2002 and 2001 acquisitions would not have had a material impact in the year of acquisition.

(b) Investments

        Investments represent equity interests of 20% to 50% in any unconsolidated companies. SCL does not have effective control of these unconsolidated companies and, therefore, accounts for these investments using the equity method. SCL's principal equity investees are as follows:

GE SeaCo SRL

        GE SeaCo and its subsidiaries are engaged in the container leasing business. The Company and General Electric Capital Corporation each have a 50% interest in GE SeaCo. See Note 22 regarding transactions between SCL and GE SeaCo.

Orient-Express Hotels Ltd.

        OEH and its subsidiaries are engaged in the hotel and leisure business. Effective November 14, 2002, because the Company's economic interest in OEH dropped below 50% and the Company does not otherwise have control over OEH, the Company began to account for its investment in OEH under the equity method of accounting (see Note 2). As of December 31, 2003, SCL had a 42% interest in OEH. See Note 22 regarding transactions between SCL and OEH.

        SCL's interest income related to loans and advances to its equity investees amounted to $nil in 2003 (2002—$5,197,000, 2001—$6,702,000). See Note 1(g).

        Summarized financial data for SCL's unconsolidated companies for the periods during which the investments were held by SCL are as follows (dollars in thousands):

December 31,	2003	2002
Current assets	$232,580	$186,804
Property, plant and equipment, net	1,530,561	1,281,101
Other assets	244,586	172,171

Total assets	$2,007,727	$1,640,076

Current liabilities	$218,514	$206,558
Long-term debt	1,064,739	827,123
Other liabilities	24,938	32 390
Total shareholders' equity	699,536	574,005

Total liabilities and shareholders' equity	$2,007,727	$1,640,076

Year ended December 31,	2003	2002	2001
Revenue	$419,934	$336,929	$599,804

Earnings from operations before net finance costs	$99,468	$60,994	$86,527

Net earnings	$30,868	$30,879	$30,716

5.     Real estate and other fixed assets

        The major classes of real estate and other fixed assets are as follows at year end (dollars in thousands):

December 31,	2003	2002
Freehold and leased land and buildings	$132,761	$161,110
Machinery and equipment	55,707	60,448
Fixtures, fittings and office equipment	53,017	50,438

	241,485	271,996
Less: accumulated depreciation	100,787	92,619

	$140,698	$179,377

6.     Asset sale receivables

        The components of asset sale receivables are as follows at year end (dollars in thousands):

December 31,	2003	2002
Gross asset sale receivable	$43,477	$39,252
Unearned income	3,193	3,408

Asset sale receivables	$40,284	$35,844

        Contractual maturities of SCL's gross asset sale receivables subsequent to December 31, 2003 are as follows (dollars in thousands):

Year ending December 31,
2004	$27,223
2005	7,880
2006	5,475
2007	2,200
2008	699

$43,477

7.     Assets under capital lease

        The following is an analysis of assets leased under capital leases by major classes at year end (dollars in thousands):

December 31,	2003	2002
Machinery and equipment	$8,887	$8,857
Real estate and other fixed assets	22,776	21,465

	31,663	30,322
Less: accumulated depreciation	19,169	14,748

	$12,494	$15,574

        The following is a schedule of future minimum lease payments under capital leases together with the present value of the minimum lease payments at December 31, 2003 (dollars in thousands):

Year ending December 31,
2004	$5,272
2005	2,748
2006	747
2007	552
2008	7

Minimum lease payments	9,326
Less: amount of interest contained in above payments	1,066

Present value of minimum lease payments	$8,260

        The amount of interest deducted from minimum lease payments to arrive at the present value is the interest contained in each of the leases. In the normal course of business, SCL has an option to purchase certain leases at a bargain purchase option. In other cases, the leases will be renewed or replaced upon expiration.

8.     Intangible assets and goodwill

        Effective January 1, 2002, SCL adopted the provisions of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These statements establish financial accounting and reporting standards for acquired goodwill and other intangible assets. Specifically they address how acquired intangible assets should be accounted for both at the time of acquisition and after they have been recognized in the financial statements.

        SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. In accordance with SFAS No. 142, goodwill must be evaluated annually for impairment. Those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives are no longer amortized. Intangible assets with finite lives will continue to be amortized using the straight-line method over their estimated useful lives.

        SCL is required to perform goodwill impairment test on an annual basis. The impairment testing was performed in two steps, first, by a determination of impairment based upon the fair value of a reporting unit as compared to its carrying value and, second, if there was an impairment, by the measurement of the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. As of December 31, 2003 and 2002, SCL determined the carrying values of all its operating segments were less than their respective derived fair values, indicating that there was no impairment of the recorded goodwill and indefinite-lived intangible assets. To determine fair value, SCL relied on valuation models utilizing discounted cash flows. For goodwill valuation purposes only, the revised fair value of each reporting unit was allocated to the assets and liabilities of the respective units to arrive at an implied fair value of goodwill, based upon known facts and circumstances, as if the acquisition occurred currently.

        Intangible assets consist of the following (dollars in thousands):

December 31,	2003	2002
Intangible assets not subject to amortization:
Goodwill	$12,054	$31,867
Trademarks	24,918	24,918
Other intangible assets at cost	1,443	1,092

	38,415	57,877

Intangible assets subject to amortization:
Other intangibles at cost	52,803	52,566
Less: accumulated amortization	(26,453)	(22,956)

	26,350	29,610

Total	$64,765	$87,487

        During 2003, amortization expense of $3,473,000 (2002—$3,501,000) was approximately $3,700,000 lower than 2001, due to the adoption of SFAS No. 142. Amortization for the succeeding five years is expected to be approximately $3,500,000 annually.

        The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows (dollars in thousands):

	Ferry Segment	Rail Segment	Container Segment	Leisure Segment	Other Segment	Total
Balance as of January 1, 2002	$22,091	$—	$5,665	$2,144	$3,779	$33,679
Deconsolidation of OEH	—	—	—	(2,144)	—	(2,144)
Foreign currency translation	—	—	—	—	332	332

Balance as of December 31, 2002	22,091	—	5,665	—	4,111	31,867
Sale of ferry assets	(20,145)	—	—	—	—	(20,145)
Foreign currency translation	—	—	—	—	332	332

Balance as of December 31, 2003	$1,946	$—	$5,665	$—	$4,443	$12,054

        The following pro forma information reconciles the net earnings and earnings per share reported for the year ended December 31, 2001 to adjusted net earnings and earnings per share which reflect the adoption of SFAS No. 142 (dollars in thousands, except per share amounts):

Year ended December 31, 2001
Reported earnings on common shares	$4,546
Add: Amortization of goodwill and indefinite-lived intangible assets, net of tax	3,704

Adjusted earnings on common shares	$8,250

Reported earnings per common share	$0.24
Add: Amortization of goodwill and indefinite-lived intangible assets, net of tax, per share (basic)	0.20

Adjusted earnings per share (basic)	$0.44

Reported earnings per common share	$0.24
Add: Amortization of goodwill and indefinite-lived intangible assets, net of tax, per share (diluted)	0.19

Adjusted earnings per share (diluted)	$0.43

9.     Working capital facilities

        Working capital facilities at year end are comprised of the following, all repayable within one year (dollars in thousands):

December 31,	2003	2002
Unsecured working capital facilities, with a weighted average interest rate of 6.04% and 4.57%, respectively	$2,235	$1,651

        There are additional working capital lines of credit in place but not drawn amounting to $129,800,000 (2002—$39,200,000), of which $60,700,000 (2002—$10,700,000) is undrawn under secured revolving credit facilities (see Note 10). The working capital facilities are issued by various financial institutions and have various expiration dates.

10.   Long-term debt (other than senior notes and subordinated debentures)

        Long-term debt at year end consists of the following (dollars in thousands):

December 31,	2003	2002
Container manufacturer accounts payable, notes payable and bank loans payable over periods of 1 to 8 years, with a weighted average interest rate of 3.39% and 3.86%, respectively	$353,910	$407,358
Ship mortgage loans payable over periods of 1 to 13 years, with a weighted average interest rate of 3.40% and 4.72%, respectively	698,323	579,849
Loans from banks secured by real estate and other fixed assets payable over periods of 1 to 9 years, with a weighted average interest rate of 5.39% and 6.62%, respectively	143,756	264,036

	$1,195,989	$1,251,243

        Containers are secured to financial institutions as collateral for debt obligations. The ship loans are secured by first or second mortgages on the vessels and are shown net of cash totalling $6,656,000 (2002—$6,656,000) which is held as security for, or otherwise allocated to, repayment of obligations in respect of certain ships.

        Included in container long-term debt is a maximum $198,800,000 revolving credit facility with a group of banks secured by container equipment. SCL may borrow on a revolving basis until October 25, 2004 and must repay the balance outstanding at that date. Interest on the facility ranges from 2.25% to 2.70% over LIBOR. At December 31, 2003, $129,000,000 (2002—$128,000,000) was outstanding under this facility.

        Also included in long-term debt is a $226,701,000 securitization facility secured by container equipment. A bankruptcy-remote subsidiary of the Company formed to facilitate asset securitization issued a senior note in the principal amount of $206,321,000 which is non-recourse to the Company and its other subsidiaries. The senior note began its nine-year amortization schedule in October 2002 and, in January 2004, began early amortization requiring net cash flow of the subsidiary to be used to pay down principal. The Company issued an effectively subordinated $20,380,000 note for the balance of the facility. The subordinated note began its five-year amortization period in October 2001. The overall interest rate is approximately 1.10% to 1.31% over LIBOR. At December 31, 2003, $223,201,000 (2002—$279,615,000) was outstanding under this facility.

        In November 2003, Silja entered into a €341,000,000 ($430,000,000) term loan and revolving credit facility agreement with a syndicate of banks guaranteed by the Company, and the Company entered into a related €54,000,000 ($68,000,000) loan facility agreement with the same syndicate. The non-revolving credit portion of the Silja loan is repayable in installments with interest on both portions at EURIBOR plus 1.625% p.a. and a final maturity in October 2010. The Company loan is also repayable in installments with interest at EURIBOR plus 2.125% p.a. maturing in October 2008. The primary security for both facilities are mortgages on certain of Silja's ships, with the Company loan subordinated to the Silja loan. Proceeds of the loans have been used to refinance existing debt with the balance available for general corporate purposes.

        At December 31, 2003, SCL was in full compliance with all the requirements of the credit and financing agreements evidencing its long-term debt. These requirements included financial covenants to maintain specified minimum debt service coverage, minimum interest coverage and minimum net worth and not to exceed specified leverage. The carrying value of the long-term debt approximated its fair value due to the variable-rate nature of the respective borrowings.

        The following is a summary of the aggregate maturities of long-term debt at December 31, 2003. The 2004 amount includes $161,000,000 due under bank-syndicated loan facilities that SCL expects to extend or refinance (dollars in thousands):

Year ending December 31,
2004	$277,536
2005	135,665
2006	138,289
2007	145,480
2008	135,982
2009 and thereafter	363,037

$1,195,989

        In addition, syndicates of banks have provided GE SeaCo with $155,500,000 of credit facilities to fund new container purchases. Also, a bankruptcy-remote subsidiary of GE SeaCo formed to facilitate asset securitization has a $417,500,000 container securitization facility consisting of $267,500,000 of term notes issued in November 2002 which amortize over ten years and a $150,000,000 revolving note which, if not extended, converts to a ten-year term note in November 2004. At December 31, 2003, GE SeaCo had borrowed $511,000,000 (2002—$368,100,000) under these facilities, none of which is guaranteed by the Company or General Electric Capital Corporation.

        Also the Company has guaranteed through 2010 one half of a €7,156,000 ($9,026,000) bank loan of Speedinvest Ltd., owner of the Adriatic fast ferry in which SCL has a 50% interest. This guarantee existed prior to December 31, 2002.

11.   Senior notes and subordinated debentures

(a) 9 1/2% and 10 1/2% senior notes due 2003

        The aggregate $158,798,000 principal amount of 9 1/2% and 10 1/2% senior notes due 2003 of the Company matured on July 1, 2003 and were either repaid on that date or exchanged for new 13% senior notes due 2006 of the Company referred to below.

(b) 10 3/4% senior notes due 2006

        The aggregate principal amount of these notes is $115,000,000 (including $573,000 of unamortized discount). They bear interest at 10 3/4% per annum, payable semi-annually, and were originally issued at a discount to yield 11% per annum. They are redeemable, in whole or in part, at the option of the Company, at a price of 105.375% of the principal amount on and after October 15, 2003, 102.688% on and after October 15, 2004, and 100% on and after October 15, 2005. The notes may also be redeemed by the Company in the event of certain tax law changes. The notes have no sinking fund requirement and come due on October 15, 2006. In the event a change in control of the Company occurs, it is obligated to make an offer to purchase the notes at a price of 101% of the principal amount. The fair value of these notes as of December 31, 2003 was approximately $118,000,000 based upon available market quotes.

(c) 13% senior notes due 2006

        These notes in the aggregate principal amount of $22,475,000 were issued on June 27, 2003 in exchange for an equal principal amount of 9 1/2% and and 10 1/2% senior notes due 2003 referred to above. They bear interest at 13% per annum, payable semi-annually, and are redeemable, in whole or in part, at the option of the Company at a price of 100% of the principal amount on or after July 1,

2005. The notes may also be redeemed by the Company in the event of certain tax law changes. The notes have no sinking fund requirement and come due on July 1, 2006. In the event a change in control of the Company occurs, it is obligated to make an offer to purchase the notes at a price of 101% of the principal amount. The fair value of these notes as of December 31, 2003 was approximately $24,000,000 based on available market quotes.

(d) 7 7/8% senior notes due 2008

        The aggregate principal amount of these notes is $149,750,000 and they bear interest at 7 7/8% per annum, payable semi-annually. They are redeemable, in whole or in part, at the option of the Company at a price of 103.938% of the principal amount on or after on February 15, 2003, 101.969% on or after February 15, 2004, and 100% on and after February 15, 2005. The notes may also be redeemed by the Company in the event of certain tax law changes. The notes have no sinking fund requirement and come due on February 15, 2008. In the event a change in control of the Company occurs, it is obligated to make an offer to purchase the notes at a price of 101% of the principal amount. The fair value of these notes as of December 31, 2003 was approximately $148,000,000 based upon available market quotes.

(e) 12 1/2% senior notes due 2009

        These notes in aggregate principal amount of $19,154,000 were issued on July 23, 2003 in exchange for an equal principal amount of 12 1/2% senior subordinated debentures due 2004 referred to below. They bear interest at 12 1/2% per annum, payable semi-annually and are redeemable, in whole or in part, at the option of the Company at a price of 100% of the principal amount on or after July 1, 2005. The notes may also be redeemed by the Company in the event of certain tax law changes. The notes have no sinking fund requirement and come due on December 1, 2009. In the event a change in control of the Company occurs, it is obligated to make an offer to purchase the notes at a price of 101% of the principal amount. The fair value of these notes as of December 31, 2003 was approximately $20,000,000 based on available market quotes.

(f) 12 1/2% senior subordinated debentures due 2004

        The aggregate principal amount of these debentures is $79,729,000 (including $158,000 of unamortized discount) and they bear interest at 12 1/2% per annum, payable semi-annually. The Company issued these debentures in two tranches. The first tranche designated series A was sold at a discount while the second tranche designated series B was sold at a premium, both of which are being amortized over the life of the debentures. The effective annual interest rate on the total principal amount is 12.75%. The debentures are subordinated to all existing and future superior indebtedness, but rank senior to certain subordinated indebtedness, and are redeemable, in whole or in part, at the option of the Company at a price of 100% of the principal amount. The debentures may also be redeemed by the Company in the event of certain tax law changes. The debentures have no sinking fund requirement and come due on December 1, 2004. In the event a change in control of the Company occurs, it is obligated to make an offer to purchase the debentures at a price of 101% of the principal amount. The fair value of these debentures as of December 31, 2003 was approximately $81,000,000 based upon available market quotes.

12.   Pension plans

        SCL has pension plans covering substantially all of its employees. The significant plans are four defined benefit plans in which the benefits are based primarily on years of service and employee compensation near retirement. It is SCL's policy to fund its plans in accordance with applicable laws and income tax regulations. Plan assets consist primarily of common stocks, mutual funds, government securities and corporate debt securities held through separate trustee-administered funds.

        The significant weighted-average assumptions used to determine benefit obligations and net periodic costs are as follows:

Year ended December 31,	2003	2002	2001
Discount rate	5.4%	5.6%	6.0%
Assumed rates of compensation increases	3.0%	2.7%	3.5%
Expected long-term rate of return on plan assets	6.9%	6.4%	6.5%

        The significant weighted-average assumptions used to determine benefit obligations at year end are as follows:

	December 31,
	2003	2002
Discount rate	5.6%	6.0%
Assumed rate of compensation increase	3.0%	2.7%

        The discount rate essentially represents the risk-free rate of return on high-quality corporate bonds at the end of the year in the country in which the assets are held.

        In determining the expected long-term rate of return on assets, management has evaluated input from SCL's actuaries and financial advisors, including their review of anticipated future long-term performance of individual asset classes and the consideration of the appropriate asset allocation strategy given the anticipated requirements of the respective plans to determine the average rate of earnings expected on the funds invested. The projected returns by these consultants are based on broad equity and bond indices, including fixed interest rate gilts of long-term duration since the plans are predominantly in the U.K. SCL's expected long-term rate of return is based on a planned asset allocation of 58% in equity investments, with an expected long-term rate of return of 6.9%, and 42% in fixed income investments, with an expected long-term rate of return of 6.9%.

        The changes in the benefit obligation, the plan assets and the funded status for the four plans were as follows (dollars in thousands):

Year ended December 31,	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$192,008	$153,230
Benefit obligations transferred in	4,977	11,322
Service cost	4,363	4,507
Interest cost on projected benefit obligation	11,057	9,642
Plan participants' contributions	1,607	1,439
Actuarial gain/(loss)	31,197	(110)
Benefits paid	(9,967)	(6,094)
Curtailment gain	341	—
Foreign currency translation	26,083	18,072

Benefit obligation at end of year	261,666	192,008

Change in plan assets:
Fair value of plan assets at beginning of year	138,410	132,394
Plan assets transferred in	4,165	15,429
Actual return on plan assets	19,579	(25,389)
Employer contributions	8,843	6,280
Plan participants' contributions	1,607	1,439
Benefits paid	(9,967)	(6,094)
Foreign currency translation	18,529	14,351

Fair value of plan assets at end of year	181,166	138,410

Funded status	(80,500)	(53,598)

Unrecognized net actuarial loss	94,103	69,136
Unrecognized prior service cost	424	663
Unrecognized transition amount	985	396

Net amount recognized	$15,012	$16,597

        The amounts recognized in the consolidated balance sheets consist of the following (dollars in thousands):

	December 31,
	2003	2002
Prepaid benefit cost	$2,506	$1,947
Accrued benefit cost	(54,383)	(35,950)
Intangible assets	1,409	1,059
Accumulated other comprehensive loss	65,480	49,541

Net amount recognized	$15,012	$16,597

        The components of net periodic benefit cost consist of the following (dollars in thousands):

Year ended December 31,	2003	2002	2001
Service cost	$4,363	$4,507	$4,264
Interest cost on projected benefit obligation	11,057	9,642	8,723
Expected return on assets	(9,337)	(9,386)	(9,673)
Net amortization and deferrals	3,985	1,473	505

Net periodic benefit cost	$10,068	$6,236	$3,819

        The weighted-average asset allocations of SCL's plans as of December 31, 2003 and 2002 by asset category as a percentage of plan assets are as follows:

December 31,	2003	2002
Equity investments	60.0%	61.4%
Fixed income investments	40.0%	38.6%

	100.0%	100.0%

        Additional information about SCL's pension plans is as follows (dollars in thousands):

Year ended December 31,	2003	2002
Increase in minimum pension liability	$15,939	$49,541

        SCL expects to contribute $7,961,000 to its pension plans in 2004. The following benefit payments, which reflect assumed future service, are expected to be paid (dollars in thousands):

Year ending December 31,
2004	$9,966
2005	10,253
2006	10,522
2007	10,858
2008	11,173
2009 to 2013	60,149

$112,921

        The accumulated benefit obligation for all pension plans was $230,048,000 as of December 31, 2003 (2002—$173,780,000). Three pension plans included in 2003 and 2002 above and one pension plan included in 2001 above had accumulated benefit obligations in excess of plan assets at December 31, 2003, 2002 and 2001, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of these plans were, in aggregate, $247,101,000 (2002—$181,262,000, 2001—$27,309,000), $219,816,000 (2002—$163,030,000, 2001—$26,581,000), and $165,433,000 (2002—$126,196,000, 2001—$19,169,000), respectively.

        While SCL operates GNER, it is responsible for providing pension benefits for the relevant employees who participate in a multiple-employer plan covering many British rail franchises. SCL's net periodic benefit cost under this pension plan for 2003 was $5,081,000 (2002—$2,088,000, 2001—$6,188,000). These amounts are excluded from the amounts disclosed above relating to the four significant defined benefit plans.

13.   Income taxes

        The provision for income taxes consists of the following (dollars in thousands):

Year ended December 31, 2003	Current	Deferred	Total
United States	$469	$(721)	$(252)
Other foreign	5,244	3,232	8,476

	$5,713	$2,511	$8,224

Year ended December 31, 2002	Current	Deferred	Total
United States	$1,006	$(1,648)	$(642)
Other foreign	7,054	(552)	6,502

	$8,060	$(2,200)	$5,860

Year ended December 31, 2001	Current	Deferred	Total
United States	$1,722	$1,450	$3,172
Other foreign	4,242	(1,444)	2,798

	$5,964	$6	$5,970

        The Company is incorporated in Bermuda which does not impose an income tax. SCL's effective tax rate is entirely due to income taxes imposed by jurisdictions in which SCL conducts business other than Bermuda.

        The net deferred tax assets/liabilities recognized in the consolidated balance sheets at year end are comprised of the following (dollars in thousands):

December 31,	2003	2002
Gross deferred tax assets (operating loss carry forwards)	$66,052	$46,145
Less: Valuation allowance	(30,110)	(17,407)

Net deferred tax assets	35,942	28,738
Deferred tax liabilities	(11,480)	(7,206)

Net deferred tax assets	$24,462	$21,532

        The gross deferred tax assets relate primarily to tax loss carryforwards. In addition, during 2002, SCL recognized a deferred tax asset of $19,663,000 (2002—$14,684,000) representing the future tax benefits of accrued pension costs recognized in other comprehensive income pursuant to SFAS No. 87, "Employers' Accounting for Pensions". The deferred tax asset is included in other assets. The deferred tax liabilities are temporary differences substantially caused by tax depreciation in excess of book depreciation.

14.   Supplemental cash flow information

Year ended December 31,	2003	2002	2001
	(Dollars in thousands)
Cash paid for:
Interest	$104,477	$117,692	$129,829

Income taxes	$2,610	$5,534	$6,399

        Non-cash investing and financing activities:

        In conjunction with acquisitions (see Note 4(a)), liabilities were assumed as follows (dollars in thousands):

Year ended December 31	2003	2002	2001
Fair value of assets acquired	$—	$814,814	$51,769
Class A common shares issued and cash paid	—	(129,775)	(36,600)
Carrying value of existing investment	—	(137,061)	—

Liabilities assumed	$—	$547,978	$15,169

15.   Employee stock option and stock appreciation rights plans

(a) Stock option plans

        Under the Company's 1997 stock option plan, options to purchase up to 500,000 class A or B common shares of the Company may be awarded to employees of SCL at fair market value at the date of grant. Options are exercisable three years after award and must be exercised ten years from the date of grant. At December 31, 2003, 251,050 class A common shares were reserved for issuance pursuant to options awarded to 75 persons. The 1986 stock option plan of the Company terminated in 1996. At December 31, 2003, 9,000 class A common shares of the Company were reserved for issuance pursuant to options awarded to three persons.

        No charges or credits are made to income with respect to options awarded or exercised under the plans since all options to employees are awarded at market value at date of grant.

        Transactions under the Company's plans have been as follows:

Year ended December 31, 2003	Shares	Option Price
Outstanding at beginning of period	252,300	$8.55-$30.00
Granted	172,250	$6.30-$15.60
Terminated	(163,500)	$6.30-$30.00
Exercised	(1,000)	$8.55

Outstanding at end of period	260,050	$6.30-$30.00

Exercisable at end of period	24,000	$16.00-$30.00

Year ended December 31, 2002	Shares	Option Price
Outstanding at beginning of period	218,900	$8.55-$30.00
Granted	49,000	$9.00-$16.20
Terminated	(10,000)	$21.75-$30.00
Exercised	(5,600)	$8.55

Outstanding at end of period	252,300	$8.55-$30.00

Exercisable at end of period	96,000	$16.00-$30.00

Year ended December 31, 2001	Shares	Option Price
Outstanding at beginning of period	162,500	$16.00-$30.00
Granted	58,400	$8.55
Terminated	(2,000)	$30.00
Exercised	—

Outstanding at end of period	218,900	$8.55-$30.00

Exercisable at end of period	54,000	$16.00-$25.125

        The options outstanding under the Company's plans at December 31, 2003 were as follows:

			Weighted Average of
	Number of Shares
				Exercise Prices for Outstanding Options	Exercise Prices for Exercisable Options
Range of Exercise Prices	Outstanding at 12/31/2003	Exercisable at 12/31/2003	Remaining Contractual Lives
$6.30	129,750	—	9.1	$6.30	—
$8.55	51,300	—	7.8	$8.55	—
$9.00	10,000	—	7.7	$9.00	—
$11.00	10,000	—	8.8	$11.00	—
$15.60	35,000	—	9.8	$15.60	—
$16.00	9,000	9,000	0.8	$16.00	$16.00
$25.125	5,000	5,000	4.8	$25.125	$25.125
$30.00	10,000	10,000	5.6	$30.00	$30.00

	260,050	24,000

        As discussed in Note 1(q), these plans are accounted for under APB Opinion No. 25. Accordingly, no compensation cost has been recognized for the stock options with exercise prices equal to the market price of the shares on the date of grant. Estimates of fair values of stock options on the grant dates in the Black-Scholes option-pricing model were based on the following assumptions:

Year ended December 31,	2003	2002	2001
Expected price volatility range	39.53%	39.69%	52.60%
Risk-free interest rate range	3.05%	2.78%	4.62%
Expected dividends	0.42%	1.76%	1.89%
Expected life of stock options	5 years	5 years	5 years
Weighted average fair value	$2.47	$3.92	$3.74

(b) Stock appreciation rights plan

        The 1991 stock appreciation rights plan of the Company terminated in 2001 and provided that the Company could grant to SCL employees stock appreciation rights ("SARs") with respect to class A common shares of the Company. SARs entitle the holder to a cash amount equal in value to the excess of the fair market value of the common shares at the time of exercise of the SARs over the fair market value of the common shares at the time the SARs were granted. All outstanding SARs are currently exercisable and must be exercised ten years from the date of grant. At December 31, 2003, 39,000 SARs (2002—46,000, 2001—61,000) were outstanding. There was no charges to earnings arising from SARs in the years ended December 31, 2003, 2002 and 2001.

16.   Shareholders' equity

(a) Redeemable preferred shares

        The $7.25 convertible cumulative preferred shares are convertible at the option of the holder at any time, unless previously redeemed, into class B common shares of the Company at a conversion price of $31.34 per share (equivalent to a conversion rate of approximately 3.19 class B common shares for each preferred share), subject to adjustment under certain conditions. They provide for cumulative dividends at the annual rate of $7.25 per share payable quarterly and are redeemable at the option of the Company, in whole or in part, at a redemption price of $100.00 per share. Any preferred shares outstanding on May 6, 2005 must be redeemed at $100.00 per share plus any accrued and unpaid dividends. This redemption feature is contingent upon the holders not having previously exercised their conversion rights. Accordingly, these securities are not considered mandatorily redeemable securities in accordance with SFAS No. 150.

(b) Dual common share capitalization

        Effective June 23, 1992, following shareholder approval, the existing common shares of the Company were classified as class B common shares, each of which is convertible at any time into one class A common share of the Company. Cash dividends on the class A common shares, if any, must be at least 10% higher than any cash dividends on the class B common shares. In general, holders of class A and class B common shares vote together as a single class, with holders of class B shares having one vote per share and holders of class A shares having one-tenth of one vote per share. In all other substantial respects, the class A and B shares are the same.

(c) Shareholder rights agreement

        The Company has in place a shareholder rights agreement, as amended and restated as of June 1, 1998, which will be implemented not earlier than the tenth day following the first to occur of (i) the public announcement of the acquisition by a person (other than a subsidiary of the Company) of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the Company and (ii) the commencement or announcement of a tender offer or exchange offer by a person for shares carrying 30% or more of the total voting rights which may be cast at any general meeting of the Company. At that time, the rights will detach from the class A and class B common shares, and the holders of the rights will be entitled to purchase, for each right held, one two-hundredth of a series A junior participating preferred share of the Company at an exercise price of $180 (the "Purchase Price") for each one two-hundredth of such junior preferred share, subject to adjustment in certain events. From and after the date on which any person acquires beneficial ownership of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the Company, each holder of a right (other than the acquiring person) will be entitled upon exercise to receive, at the then current Purchase Price and in lieu of the junior preferred shares, that number of class A or class B common shares (depending on whether the right was previously attached to a class A or B share) having a market value of twice the Purchase Price. If the Company is acquired or 50% or more of its consolidated assets or earning power is sold, each holder of a right will be entitled to receive, upon exercise at the then current Purchase Price, that amount of common equity of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price. The rights will expire on June 19, 2008 but may be redeemed at a price of $0.025 per right at any time prior to the tenth day following the date on which a person acquires beneficial ownership of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the Company.

(d) Reserved shares

        At December 31, 2003, 512,000 common shares have been reserved for options granted or available under the 1986 and 1997 stock option plans of the Company (see Note 15(a)), 478,622 class B common shares have been reserved for issuance upon conversion of the $7.25 convertible cumulative preferred shares (see Note 16(a)), and 14,500,000 class A common shares have been reserved for conversions of class B common shares (see Note 16(b)). Out of authorized preferred shares, 300,000 have been reserved for issuance as series A junior participating preferred shares upon exercise of preferred share purchase rights held by class A and B common shareholders (see Note 16(c)).

(e) Acquired shares

        A total of 12,900,000 class B common shares were owned by a subsidiary of the Company at December 31, 2003. Under applicable law, these shares are outstanding and may be voted by the subsidiary, although in computing earnings per share these shares are treated as a reduction to outstanding shares.

(f) Certain restrictions on payment of dividends

        SCL is party to certain credit agreements which restrict the payment of dividends and the purchase of common shares. Under these agreements, approximately $199,000,000 was available at December 31, 2003 (2002—$122,000,000) for the payment of cash dividends and the purchase of shares.

(g) Shares issued

        In December 2003, the Company sold 1,423,800 newly issued class A common shares in an SEC-registered public shelf offering raising net proceeds of about $24,700,000.

17.   Rental income under operating leases and charters

        The following are the minimum future rentals at December 31, 2003 due SCL under operating leases of containers and leases of property and other fixed assets (dollars in thousands):

Year ending December 31,
2004	$48,820
2005	30,894
2006	22,605
2007	13,725
2008	7,150
2009 and thereafter	7,687

$130,881

        Of the total above, related party rental payments due from GE SeaCo amounted to $76,867,000 (2002—$125,564,000).

18.   Commitments and contingencies

(a) Commitments

        Outstanding contracts to purchase fixed assets were approximately $16,000,000 at December 31, 2003 (2002—$14,000,000).

        Future rental payments under operating leases in respect of equipment rentals and leased premises are payable by SCL as follows (dollars in thousands):

Year ending December 31,
2004	$269,785
2005	104,795
2006	9,491
2007	8,733
2008	7,178
2009 and thereafter	64,559

$464,541

        Of the total above, $353,566,000 in 2004 and 2005 relates to rental payments by GNER in respect of leases of rolling stock and access charges for railway infrastructure. These commitments are payable only while GNER holds the passenger rail franchise which is currently scheduled to expire in April 2005.

        Rental expense for the year ended December 31, 2003 amounted to $215,664,000 (2002—$169,706,000, 2001—$249,184,000).

(b) Contingencies

Strategic Rail Authority

        GNER experienced disruption of its services following an accident in October 2000, for which Network Rail and its predecessor were required to pay compensation under the track access agreement. Network Rail owns and maintains substantially all of the railway infrastructure in Britain. GNER has contracted with Network Rail for track access based on the level of service GNER provides. Because of disputes, both GNER and Network Rail withheld contractual payments due during 2001 through March 2002, when payments resumed. As a result of separate arbitration awards under different parts of the track access agreement, Network Rail's liability to compensate GNER was confirmed and proceedings continued as to the amounts due. In December 2003, GNER and Network Rail reached agreement settling GNER's claims arising from the service disruption and relieving GNER from the obligation to repay amounts previously withheld, other than £4,500,000 ($7,900,000) of track access charges over withheld.

        The Strategic Rail Authority ("SRA") which is the franchisor under GNER's passenger rail franchise agreement has separately claimed a portion of the compensation recognized by GNER in its settlement with Network Rail. The SRA's claim amounts to about £25,000,000 ($45,000,000). GNER has been advised by its legal counsel that GNER has no obligation to the SRA for this claim under the franchise agreement. GNER and the SRA are currently engaged in discussions to resolve this dispute. If the parties do not reach agreement, the dispute between GNER and the SRA would be submitted to arbitration. Because these discussions may be unsuccessful and GNER may have to make payments to the SRA, SCL has recorded a liability in its accounts for this dispute.

        The settlement with Network Rail and the provision for the separate SRA claim have resulted in SCL's recognition of an approximate $6,000,000 gain for the year ended December 31, 2003, which has been recorded as a reduction in operating expenses consistent with SCL's classification of contract payments with Network Rail and the SRA.

GNER performance bond

        GNER has undertaken since 1996 to reimburse the SRA its costs in the event GNER breaches its franchise agreement to the extent that the SRA must award the franchise to another operator. This undertaking is secured by a surety bond issued by an insurance company in the amount of $60,080,000 which the Company has guaranteed and which is partly cash collateralized.

19.   Derivative financial instruments

(a) Interest rate swap agreements

        SCL is exposed to interest rate risk on its floating rate debt (both U.S. dollar and euro) and tries to manage the impact of interest rate changes on earnings and cash flows. SCL's policy is to enter into interest rate swap agreements from time to time to hedge the variability in interest rate cash flows due to interest rate risk on floating rate debt. At December 31, 2003, SCL had a fixed rate interest rate swap, which has been designated as a cash flow hedge. Since its designation as a cash flow hedge, changes in fair value that represent the effective portion of the swap are accumulated in other comprehensive income/(loss). No ineffectiveness was recognized in earnings during 2003, 2002 and 2001. Amounts accumulated in other comprehensive income/(loss) will be reclassified into earnings as the hedged interest cash flows are accrued. The fair value of this swap at December 31, 2003 was a $12,570,000 liability (2002—$10,956,000 liability). SCL had no other interest rate swap agreements at December 31, 2003 and 2002.

(b) Fuel swap agreements

        SCL uses commodity futures contracts from time to time to procure a portion of its fuel requirements and to hedge its exposure to volatility in fuel market prices. SCL has, when considered appropriate, entered into swap agreements to fix the price of fuel. At December 31, 2003, SCL had a fuel swap designated as a cash flow hedge of forecasted purchases of fuel, which was entered on December 23, 2003, matures over the next 12 months and had an immaterial fair value at December 31, 2003. SCL had no other fuel swap agreements at December 31, 2003. At December 31, 2002, a $932,000 receivable was accumulated in other comprehensive income/(loss) representing the effective portions of fuel swap hedges that matured and were reclassified into earnings in 2003. No ineffectiveness was recognized during the years ended December 31, 2003, 2002 and 2001.

(c) Foreign exchange risk management

        From time to time, SCL utilizes foreign currency forward contracts to reduce exposure to exchange rate risks primarily associated with SCL's international transactions. These contracts establish the exchange rates at which SCL will purchase or sell at a future date the contracted amount of currencies for specified foreign currencies. SCL utilizes forward contracts which are short-term in nature and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date. No contracts were outstanding at December 31, 2003.

20.   Accumulated other comprehensive income/(loss)

        The accumulated balances for each component of other comprehensive income/(loss) are as follows (dollars in thousands):

December 31,	2003	2002
Foreign currency translation adjustments	$(131,584)	$(152,598)
Derivative financial instruments	(1,614)	(1,024)
Minimum pension liability, net of tax	(45,879)	(34,681)

	$(179,077)	$(188,303)

        The components of other comprehensive income/(loss) are as follows (dollars in thousands):

Year ended December 31,	2003	2002	2001
Net earnings	$112,458	$43,016	$5,634
Foreign currency translation adjustments	21,014	46,082	(22,874)
Cumulative effect of change in accounting principles (SFAS 133)	—	—	(7,526)
Change in fair value of derivatives	(590)	6,843	(341)
Additional minimum pension liability, net of tax	(11,198)	(34,681)	—

Comprehensive income/(loss)	$121,684	$61,260	$(25,107)

21.   Information concerning financial reporting for segments and operations in different geographical areas

        SCL's business activities are grouped into four main reporting segments. The first segment is the operation of ferry transport services in the Baltic Sea, English Channel, Irish Sea and New York harbor. This business is referred to as "Ferry operations". The second segment is the operation of passenger rail transport services through GNER in Great Britain. This business is referred to as "Rail operations". The third segment is leasing of cargo containers (principally through the GE SeaCo joint venture) to liner ship operators, road and rail operators, forwarders and exporters located throughout the world and the services which support these activities, including the manufacture and repair of container equipment. This business is referred to as "Container operations". The fourth segment historically has been the ownership and/or management of hotels, restaurants, tourist trains and a river cruiseship located worldwide through OEH. This business is referred to as "Leisure operations". During 2002, SCL's economic interest in OEH dropped below 50% and the Company began to account for its investment in OEH under the equity method of accounting (see Note 2). This change is reflected in the 2002 segment information from the date OEH was deconsolidated (November 14, 2002). "Other operations" include the Corinth Canal, real estate development, perishable commodity production and trading, and publishing activities. Transactions between reportable segments are not material.

        SCL's segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The main factor SCL uses to identify its four main segments is the similarity of the products and services provided. Segment performance is evaluated based upon net earnings from operations before net finance costs, taxes and depreciation and amortization. Segment information is presented in accordance with the accounting policies described in Note 1.

        Financial information regarding these business segments is as follows, with net finance costs being net of capitalized interest and interest and related income (dollars in thousands):

Year ended December 31,	2003	2002	2001
Revenue:
Ferry operations	$786,601	$576,585	$204,227
Rail operations	723,219	695,775	623,870
Container operations	109,221	111,861	122,322
Leisure operations	—	209,016	252,236
Other operations	25,668	21,623	13,104

	$1,644,709	$1,614,860	$1,215,759

Other:
Ferry operations	$417	$(718)	$32,998
Rail operations	—	—	—
Container operations	23,685	11,116	11,393
Leisure operations	10,887	9,084	9,112
Other operations	5,000	2,883	551

	$39,989	$22,365	$54,054

Depreciation and amortization:
Ferry operations	$51,568	$35,337	$24,172
Rail operations	13,352	9,243	8,597
Container operations	47,364	53,561	59,688
Leisure operations	—	14,355	16,356
Other operations	1,187	1,214	929

	$113,471	$113,710	$109,742

Earnings from operations before net finance costs:
Ferry operations	$30,255	$51,423	$22,742
Rail operations	84,083	68,893	45,316
Container operations	35,985	23,499	30,568
Leisure operations	10,887	41,275	52,738
Other operations	6,563	4,452	681

	167,773	189,542	152,045
Gain from sale of ferry assets and non-recurring charges	54,000	—	—
Corporate costs	(15,798)	(15,038)	(13,508)

	205,975	174,504	138,537
Net finance costs	(85,293)	(114,670)	(115,881)

Earnings before minority interest and income taxes	120,682	59,834	22,656
Minority interest	—	(10,958)	(11,052)

	120,682	48,876	11,604
Provision for income taxes	8,224	5,860	5,970

Net earnings	112,458	43,016	5,634
Preferred share dividends	1,088	1,088	1,088

Net earnings on class A and class B common shares	$111,370	$41,928	$4,546

Capital expenditure:
Ferry operations	$17,985	$56,673	$15,963
Rail operations	2,654	2,971	3,448
Container operations	13,445	18,540	26,305
Leisure operations	—	45,008	37,630
Other operations	3,541	526	7,266

	$37,625	$123,718	$90,612

December 31,	2003	2002
Identifiable assets:
Ferry operations	$1,416,883	$1,416,696
Rail operations	252,081	235,271
Container operations	816,838	887,720
Leisure operations	223,592	212,704
Other operations	52,523	44,443

	$2,761,917	$2,796,834

        Non-U.S. domestic operations accounted for more than 97% of revenue and for 100% of earnings before net finance costs in 2003 (2002—96% and 94%, 2001—92% and 90%). Containers are regularly moving between countries in international commerce over hundreds of trade routes. SCL has no knowledge of, or control over, the movement of containers under lease or the location of leased containers at any moment in time. Based on container leases in force at December 31, 2003, containers may touch ports in more than 100 different countries worldwide. It is therefore impossible to assign revenues or assets of container operations by geographical areas.

        Ferry operations and identifiable assets are mainly carried on and held in north Europe and Scandinavia. Rail operations and assets are based in Britain. Leisure operations are spread throughout the world with no one country representing more than 10% of the revenue or identifiable assets in 2002 and 2001.

22.   Related party transactions

        For the year ended December 31, 2003, SCL earned revenue in connection with the lease and management agreements relating to SCL-owned containers provided to the GE SeaCo joint venture of $26,213,000 (2002—$33,101,000, 2001—$47,447,000). Also in 2003, SCL incurred expenses under the services agreement with GE SeaCo by which SCL provides management and administration services to the joint venture and for which GE SeaCo recognized and paid to SCL net amounts of $32,936,000 (2002—$30,690,000, 2001—$29,157,000). For the year ended December 31, 2003, SCL sold containers from its factories and provided use of SCL's depots for container repair and storage services, for which GE SeaCo paid $17,434,000 (2002—$23,713,000, 2001—$13,694,000). In addition, in 2003, GE SeaCo paid interest of $nil on loans from SCL (2002—$50,000, 2001—$401,000) and at year end, SCL had a loan balance of $3,000,000 due from GE SeaCo (2002—$6,000,000). At December 31, 2003, a receivable of $30,342,000 (2002—a receivable of $20,245,000) remains outstanding for GE SeaCo in respect of all the above, which is included in accounts receivable on SCL's consolidated balance sheet and most of which is settled in the following quarter.

        For the year ended December 31, 2003, SCL received from OEH $4,631,000 (2002—$5,899,000, 2001—$5,508,000) for the provision of various services, including financial, legal, accounting, corporate executive, public company, human resources administration, insurance, office facilities, and system and computer services. These were provided under a shared services agreement between SCL and OEH on the basis of a fee plus reimbursements equivalent to the direct and indirect costs of providing the services. The agreement had an initial term of one year and is automatically renewed annually unless it is terminated by SCL or OEH. The Company has guaranteed since March 2000 a bank loan to OEH in an outstanding principal amount of $19,088,000 at December 31, 2003 (2002—$112,854,000). This guarantee is being cancelled in March 2004.

        SCL received from Silja, prior to its acquisition in May 2002, fees for the provision of various services which amounted to $400,000 in 2002 (2001—$1,200,000). These services were provided on the basis of reimbursement of SCL's costs as approved by the board of directors of Silja. Included in the 2001 fee amount was interest charged on a two-month borrowing in the amount of $2,302,000 by Silja under a maximum $16,500,000 seasonal line of credit provided by SCL during the year. SCL also charters a SuperSeaCat to Silja to operate on the Helsinki-Tallin route for which $1,260,000 was paid to SCL in 2002 (2001—$3,832,000), and SCL charters from Silja a floating passenger terminal located at Liverpool for which $56,000 was paid to Silja in 2002 (2001—$144,000). The amounts paid in 2002 relate to the period prior to acquisition.

Summary of quarterly earnings (unaudited)

	Quarter ended
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share amounts)
2003
Revenue and Other:
Ferry operations	$192,301	$236,906	$216,007	$141,804
Rail operations	196,272	197,364	156,933	172,650
Container operations	32,180	31,919	35,901	32,906
Leisure operations	3,877	3,824	4,412	(1,226)
Other operations	8,550	10,126	6,718	5,274

	$433,180	$480,139	$419,971	$351,408

Earnings/(losses) before net finance costs:
Ferry operations	$6,113	$28,874	$7,902	$(12,634)
Rail operations	20,864	28,757	13,759	20,703
Container operations	9,289	8,734	9,396	8,566
Leisure operations	3,877	3,824	4,412	(1,226)
Other operations	784	4,771	835	173

	40,927	74,960	36,304	15,582
Gain from sale of ferry assets and non-recurring charges	(6,000)	60,000	—	—
Corporate costs	(4,039)	(4,067)	(3,604)	(4,088)
Net finance costs	(17,792)	(19,577)	(21,339)	(26,585)

Earnings/(losses) before income taxes	13,096	111,316	11,361	(15,091)
Provision for/(benefit from) income taxes	1,192	10,300	1,767	(5,035)

Net earnings/(losses)	11,904	101,016	9,594	(10,056)
Preferred share dividends	(272)	(272)	(272)	(272)

Net earnings/(losses) on class A and class B common shares	$11,632	$100,744	$9,322	$(10,328)

Earnings/(losses) per class A and class B common share:
Basic	$0.55	$4.79	$0.44	$(0.49)

Diluted	$0.54	$4.68	$0.44	$(0.49)

Dividends per class A common share	$0.0250	$0.0250	$—	$—

Dividends per class B common share	$0.0225	$0.0225	$—	$—

Summary of quarterly earnings (unaudited)

	Quarter ended
	December 31	September 30	June 30	March 31
	(Dollars in thousands, except per share amounts)
2002
Revenue and Other:
Ferry operations	$167,916	$235,492	$144,566	$27,893
Rail operations	201,648	194,373	151,525	148,229
Container operations	32,721	29,421	27,512	33,323
Leisure operations	2,248	83,088	79,094	53,670
Other operations	3,548	4,892	7,504	8,562

	$408,081	$547,266	$410,201	$271,677

Earnings/(losses) before net finance costs:
Ferry operations	$12,353	$25,807	$18,524	$(5,261)
Rail operations	24,635	19,368	15,787	9,103
Container operations	8,303	5,416	2,642	7,138
Leisure operations	2,248	15,791	17,901	5,335
Other operations	(2,616)	238	2,608	4,222

	44,923	66,620	57,462	20,537
Corporate costs	(3,883)	(3,907)	(3,743)	(3,505)
Net finance costs	(26,459)	(31,867)	(29,001)	(27,343)

Earnings/(losses) before minority interest and income taxes	14,581	30,846	24,718	(10,311)
Minority interest	—	(3,827)	(6,959)	(172)

Earnings/(losses) before income taxes	14,581	27,019	17,759	(10,483)
Provision for/(benefit from) income taxes	280	8,863	1,490	(4,773)

Net earnings/(losses)	14,301	18,156	16,269	(5,710)
Preferred share dividends	(272)	(272)	(272)	(272)

Net earnings/(losses) on class A and class B common shares	$14,029	$17,884	$15,997	$(5,982)

Earnings/(losses) per class A and class B common share:
Basic and diluted	$0.67	$0.85	$0.79	$(0.32)

Dividends per class A common share	$—	$0.075	$0.075	$0.075

Dividends per class B common share	$—	$0.068	$0.068	$0.068

ITEM 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

ITEM 9A.    Controls and Procedures

        The Company's chief executive and financial officers have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in SEC Rule 13a-15(e)) as of December 31, 2003 and found no material deficiencies or weaknesses. There have been no changes in the Company's internal control over financial reporting (as defined in SEC Rule 13a-15(f)) during the fourth quarter of 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

        It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

Directors

        The directors of the Company are as follows:

Name, Age	Principal Occupation and Other Major Affiliations	Year First Became Director
John D. Campbell, 61	Senior Counsel (retired) of Appleby Spurling & Kempe (attorneys)	1980
W. Murray Grindrod, 68	Chairman of Grindrod Ltd. (a shipping, transport and financial services company)	1986
Robert M. Riggs, 70	Senior Counsel of Carter Ledyard & Milburn LLP (attorneys)	1976
Philip J.R. Schlee, 80	Chairman of Robert Anderson & Co. Ltd. (a private investment firm)	1976
Charles N.C. Sherwood, 44	Partner of Permira Advisers Ltd. (a private equity investment firm)	1996
James B. Sherwood, 70	President of the Company	1974
Michael J.L. Stracey, 71	Executive Vice President-Finance (retired) of the Company	1986

        The principal occupation of each director during the last five years is that shown in the table, except that Mr. Campbell was a member of Appleby Spurling & Kempe until March 1999 and retired as Senior Counsel in July 2003, Mr. Riggs retired as a member of Carter Ledyard & Milburn LLP in December 2003, and Mr. Stracey was Executive Vice President—Finance of the Company until his retirement in 1997. Mr. Campbell is also a non-executive director and Chairman of the Risk and Audit Committee of The Bank of Bermuda Ltd., a subsidiary of HSBC Holdings plc, and a non-executive director and Chairman of the Nominations and Governance Committee of Argus Insurance Company Ltd., a public company listed on the Bermuda Stock Exchange.

        Mr. Sherwood is also a director and Chairman of OEH, and Mr. Campbell is a director of OEH.

        Mr. Charles Sherwood is the stepson of Mr. Sherwood.

        The Board of Directors has established a standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of SCL and the audits of its financial statements. Messrs. Grindrod, Riggs and Stracey are the committee members. The Board has determined that Messrs. Grindrod and Stracey meet the audit committee independence rules of the SEC and the New York Stock Exchange, but has made no determination regarding Mr. Riggs. He may not qualify as independent because of his position as Senior Counsel of Carter Ledyard & Milburn LLP, a firm providing legal services to SCL. It is anticipated that Mr. Riggs will meet the audit committee independence requirements by July 2005 when they become applicable to the Company. The Board has designated Mr. Stracey as the audit committee financial expert as defined under SEC rules.

Executive Officers

        The executive officers of the Company are as follows:

Name, Age	Position
James B. Sherwood, 70	President since 1974
David G. Benson, 60	Senior Vice President—Passenger Transport since 1997
Daniel J. O'Sullivan, 65	Senior Vice President—Finance and Chief Financial Officer since 1997
James A. Beveridge, 55	Vice President—Administration and Property since 1997
Angus R. Frew, 45	Vice President—Containers since 2002
Christopher W.M. Garnett, 58	Vice President—Rail since 1997
Edwin S. Hetherington, 54	Vice President, General Counsel and Secretary since 1997
Nicholas J. Novasic, 52	Vice President—Corporate Finance, North America since 2003
Guy N. Sanders, 44	Vice President—Funding since 2001
Duncan J.C. Scott, 43	Vice President—Information Services since 2003
James G. Struthers, 40	Vice President—Controller since 1999

        The principal occupation of each person during the last five years is shown in the table supplemented by the following information.

        Mr. Sherwood was the founder of the Company's container leasing predecessor company, Sea Containers Inc., in 1965.

        Mr. Benson was a Vice President in the Ferry Operations division of the Company from 1992.

        Mr. O'Sullivan was Senior Vice President—Finance and Treasurer of the Company from 1986.

        Before joining the Company, Mr. Beveridge was Group Finance Director of MEPC plc, a property company listed on the London Stock Exchange.

        Mr. Frew is a chartered accountant and held senior management positions in Europe with Seagram Spirits & Wine Group and in Europe and Asia with United Distillers & Vintners, the spirits and wine division of Diageo plc.

        Mr. Garnett, before joining the Company in 1995, was Commercial Director of Eurotunnel plc in charge of sales and marketing.

        Mr. Hetherington was General Counsel and Secretary of the Company from 1984.

        Mr. Novasic in 2000-2002 was Executive Vice President and Chief Financial Officer of Willis Lease Finance Corp., an aviation services company listed on NASDAQ, where he also served as a capital markets consultant in 2002 and 2003. He joined Willis after being Vice President—Funding, North America of the Company from 1987.

        Mr. Sanders, a chartered accountant, has worked most of his career in the treasury function of various U.K. companies including as Assistant Treasurer of Allied Domecq plc, a multinational beverage and restaurant company.

        Mr. Scott has worked his entire career in information technology. He headed the IT function of the London, England law firm of Allen & Overy when he left in 1998 after eight years to become Chief Information Officer of Regus plc, a publicly owned provider of business centers worldwide. He joined SCL in 2001.

        Mr. Struthers in 1997-1999 was Finance Director of Eurostar (UK) Ltd., operator of high speed passenger train services between Britain and Continental Europe, and was previously the Group Financial Controller of SCL.

        As noted above under "Directors", Mr. Sherwood is also a director and officer of OEH. In addition, Mr. O'Sullivan is a director of OEH, Mr. Hetherington is Secretary of OEH, and Mr. Struthers is Vice President—Finance and Chief Financial Officer of OEH.

        The Board of Directors has adopted a code of business practices for the Company's principal executive, financial and accounting officers, which is filed as Exhibit 14 to this report.

ITEM 11. Executive Compensation

        Because the Company is a foreign private issuer, it is replying to this Item 11 pursuant to Item 402(a)(1)(ii) of SEC Regulation S-K.

        The following table shows the salary and bonus of the five highest compensated executive officers of the Company paid in cash during 2003, and of all executive officers as a group, for services to SCL in all capacities:

Name of Individual or Group	Principal Capacities in Which Served	Cash Compensation
James B. Sherwood	President and Director	$741,700
Daniel J. O'Sullivan	Senior Vice President—Finance and Chief Financial Officer	$587,500
David G. Benson	Senior Vice President—Passenger Transport	$460,300
Christopher W.M. Garnett	Vice President—Rail	$407,000
James A. Beveridge	Vice President—Administration and Property	$347,900
All executive officers as a group (11 persons)		$3,678,700

        The salary and bonus of Mr. Sherwood paid by OEH ($371,400) is excluded from the table above. Under the shared services agreement between SCL and OEH described in Item 13—Certain Relationships and Related Transactions below, part of the salaries and bonuses of Messrs. O'Sullivan and Hetherington paid by SCL are charged to OEH. See also Note 22 to the Financial Statements (Item 8 above).

        SCL has entered into agreements with four of its executive officers, including Messrs. Sherwood, O'Sullivan and Beveridge, entitling them to terminate employment in certain circumstances constituting a change in control of the Company and to receive an amount equal to three times each officer's annual compensation (five times in the case of Mr. Sherwood). Mr. Sherwood's agreement also requires the Company to pay the excise tax on his severance payment imposed pursuant to section 4999 of the U.S. Internal Revenue Code.

        Each of the directors other than Mr. Sherwood receives a fee of $2,750 for each meeting of the Board of Directors or a committee thereof which he attends, and is also paid an annual director retainer fee of $17,500. Aggregate attendance and retainer fees amounted to $161,500 in 2003. In addition, the Company paid consulting fees to Mr. Stracey in 2003 but his consulting arrangement was terminated during the year (see Item 13—Certain Relationships and Related Transactions below).

Pensions

        Most executive officers of the Company located in the United Kingdom participate in a contributory defined benefit pension plan maintained by SCL for its British employees. The amount of contribution to the plan in respect of a specific person cannot readily be separated or individually calculated. Participants in the plan are eligible to receive at their normal retirement date an annual pension based on the number of years of permanent employment and their final pensionable compensation, up to a maximum pension of two-thirds of the final pensionable compensation for service of up to 20 years, reduced by pension benefits paid by the British government. A participant's pensionable compensation upon which benefits are based is the greater of (i) the average of the participant's highest three consecutive pensionable salaries during the ten years preceding retirement or (ii) the participant's pensionable salary for the year immediately preceding retirement.

        Prior to 1997, SCL maintained a non-contributory defined benefit pension plan for United States employees, including U.S. citizen officers. Participants in the plan are eligible to receive at their normal retirement date an annual pension based on the number of years of permanent employment, up to 21 credited years of service, and 44% of their average annual compensation (i.e., compensation averaged over the five highest consecutive years), plus 13% of the excess of average annual compensation over the amount of Social Security covered compensation. In 1997, SCL froze this defined benefit plan, so that the benefit payable to employees at their normal retirement date will be equal to the benefit that they had earned under the plan as of December 31, 1996. For 1997 and later years, SCL established a defined contribution pension plan for U.S. employees, including officers. This plan has a non-contributory feature under which the amount that SCL contributes to the plan, for each year, is allocated among participating employees in proportion to the amount of their compensation for that year. The amount of the annual contribution is determined by SCL in its discretion. The defined contribution plan also includes a 401(k) feature that permits employees to contribute amounts out of their compensation (up to $12,000 per employee in 2003).

        Under the defined benefit plans in the U.K. and U.S., currently estimated accrued annual benefits payable to executive officers amounted to approximately $889,000 in the aggregate at December 31, 2003, and under the defined contribution plan in the U.S., their account balances totalled $248,100 in the aggregate at the same date. See Note 12 to the Financial Statements.

1997 Stock Option Plan

        Options to purchase Class A common shares of the Company have been granted to selected executive officers and employees under the Company's 1997 Stock Option Plan, which is administered by the Board of Directors. The plan provides for the award of options to purchase up to 500,000 Class A and B common shares at market value at the time of the award. In general, options become exercisable three years after the date of grant and expire ten years from date of grant. In certain circumstances constituting a change in control of the Company, outstanding options become immediately exercisable, and optionees may thereafter surrender their options instead of exercising them and receive directly from the Company in cash the difference between the option exercise price and the value of the underlying shares determined according to the plan.

        During 2003, options on an aggregate 77,000 Class A shares were granted to directors and executive officers under the plan at an exercise price of $6.30 or $15.60 per share. No options were exercised by directors or officers during the year, but previously granted options on 42,000 shares were voluntarily surrendered and cancelled by the optionees. At December 31, 2003, directors and executive officers held an aggregate of 127,000 options to purchase Class A shares under the plan. See Note 15(a) to the Financial Statements.

1986 Stock Option Plan

        The 1986 Stock Option Plan of the Company expired by its terms in 1996 but outstanding options continue in effect. The terms and manner of administration of the plan are substantially the same as the 1997 Stock Option Plan.

        During 2003, no options were exercised under the plan. Directors held an aggregate of 9,000 options on Class A common shares at December 31, 2003. See Note 15(a) to the Financial Statements.

        As provided in the plan, the Company has made loans since 1990 and 1992 to Mr. Hetherington in the aggregate principal amount of $106,800. These enabled him to exercise his stock options in prior years and pay the option prices, are secured by pledges of the shares acquired, and bear interest at 4% per annum.

1991 Stock Appreciation Rights Plan

        The Company's 1991 Stock Appreciation Rights Plan expired by its terms in June 2001, but outstanding rights continue in effect. Under the plan, stock appreciation rights have been granted to selected executive officers and employees. The plan is administered by the Board of Directors and provided for the award of rights equivalent in value to the market value of the Company's Class A common shares at the time of the award. In general, the rights become exercisable three years after the date of grant and expire ten years from date of grant. All outstanding rights are currently exercisable. At the time of exercise, the Company will pay to the rightholder the difference between the value of the right and the market value of the Company's Class A common shares at the time of exercise.

        During 2003, no rights were exercised under the plan. At December 31, 2003, executive officers held an aggregate of 20,000 rights under the plan. See Note 15(b) to the Financial Statements.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Five Percent Shareholders

        The following table contains information concerning the beneficial ownership of the Company's Class A common shares and Class B common shares by the only persons known to SCL to own beneficially more than 5% of the outstanding shares of either class.

        Contender 2 Ltd. ("Contender") listed in the table below is a subsidiary of the Company which owns only Class B shares. Under Bermuda law, the shares owned by Contender are outstanding and may be voted. Each Class B share is convertible at any time into one Class A share and, therefore, the shares listed as owned by Contender represent Class B shares and the Class A shares into which those shares are convertible.

        Voting and dispositive power with respect to the Class B shares owned by Contender is exercised by its Board of Directors. Messrs. Sherwood, Campbell and three other persons who are not directors or officers of the Company are the directors of Contender. Each of these persons may be deemed to share beneficial ownership of the Class B shares owned by Contender for which he serves as a director, as well as the Class A shares into which those Class B shares are convertible, but is not shown in the table below, other than Mr. Sherwood who directly owns more than 5%.

Name and Address	No. of Class A and Class B Shares	Percent of Class A Shares(1)	Percent of Class B Shares
Contender 2 Ltd 22 Victoria Street Hamilton HM 12 Bermuda	12,900,000	37.5%	89.5%
James B. Sherwood(2) Sea Containers Services Ltd. 20 Upper Ground London SE1 9PF England	1,024,096	4.6%	6.8%
Donald Smith & Co. Inc.(3) East 80 Route 4, Suite 360 Paramus, New Jersey 07652	1,634,400	7.6%	—
Rutabaga Capital Management(4) 64 Broad Street, 3rd Floor Boston, Massachusetts 02109	1,522,300	7.1%	—
Royce & Associates LLC(5) 1414 Avenue of the Americas New York, New York 10019	1,160,000	5.4%	—

(1)
The percentage of Class A shares shown is based on the 21,510,029 Class A shares outstanding on March 5, 2004, plus the Class A shares issuable upon conversion of the Class B shares beneficially owned by that person, if any, or upon exercise of stock options held by that person, if any.

(2)
Comprised of 30,500 Class A shares plus 978,596 Class A shares issuable upon conversion of a like number of Class B shares, over all of which Mr. Sherwood has sole voting and dispositive power, and currently exercisable stock options on 15,000 Class A shares under the Company's 1997 Stock Option Plan.

(3)
The information with respect to Donald Smith & Co. Inc. ("Smith") relates only to Class A shares and is derived from its Schedule 13G report as of December 31, 2003 filed with the SEC. The report states that Smith is a registered investment advisor and that it has sole voting power with respect to 1,569,400 Class A shares and sole dispositive power with respect to 1,634,400 Class A shares.

(4)
The information with respect to Rutabaga Capital Management ("Rutabaga") relates only to Class A shares and is derived from its Schedule 13G report amended as of December 31, 2003 filed with the SEC. The report states that Rutabaga is a registered investment advisor and that it has sole voting power with respect to 994,500 Class A shares, shared voting power with respect to 527,800 Class A shares, and sole dispositive power with respect to 1,522,300 Class A shares.

(5)
The information with respect to Royce & Associates LLC ("Royce") relates only to Class A shares and is derived from its Schedule 13G report as of December 31, 2003 filed with the SEC. The report states that Royce is a registered investment advisor and that it has sole voting and dispositive power with respect to 1,160,000 Class A shares.

Directors and Executive Officers

        The following table and the footnotes below it contain information concerning the beneficial ownership of Class A common shares and Class B common shares of the Company by each director and executive officer of the Company and by all directors and executive officers of the Company as a group (including exercisable stock options). As noted above, certain of these directors and executive officers of the Company may be deemed to share beneficial ownership of the Class B shares held by

Contender because they are also directors of that subsidiary, but those shares are not included in the following table.

Name	No. of Class A Shares(1)		Percent of Class A Shares(2)
David G. Benson	500		—
James A. Beveridge	—		—
John D. Campbell	5,000	(3)	—
Angus R. Frew	—		—
Christopher W.M. Garnett	300		—
W. Murray Grindrod	5,000	(4)	—
Edwin S. Hetherington	11,588	(5)	—
Nicholas J. Novasic	3,200	(6)	—
Daniel J. O'Sullivan	—		—
Robert M. Riggs	14,322	(7)	—
Guy N. Sanders	—		—
Philip J.R. Schlee	112,272	(8)	—
Duncan J.C. Scott	—		—
Charles N.C. Sherwood	40,000		—
James B. Sherwood	1,024,096	(9)	4.6%
Michael J.L. Stracey	—		—
James G. Struthers	—		—
All directors and executive officers as a group (17 persons)	1,216,278	(10)	5.4%

(1)
Comprised of Class A shares over which the director or executive officer has sole voting and dispositive power, unless otherwise indicated.

(2)
The percentage of Class A shares for each person and the group shown in this table is based on the 21,510,029 Class A shares outstanding on March 5, 2004, plus the Class A shares issuable upon exercise of stock options on Class A shares held by that person or group and Class A shares issuable upon conversion of the Class B shares beneficially owned by that person or the group. Each shareholding is less than 1% except as indicated.

(3)
Comprised of 2,000 Class A shares over which Mr. Campbell has shared voting and dispositive power, and an option on 3,000 Class A shares under the Company's 1986 Stock Option Plan.

(4)
Comprised of 2,000 Class A shares over which Mr. Grindrod has shared voting and dispositive power, and an option on 3,000 Class A shares under the Company's 1986 Stock Option Plan.

(5)
Comprised of 11,538 Class A shares plus 50 Class A shares issuable upon conversion of a like number of Class B shares, over all of which Mr. Hetherington has sole voting and dispositive power.

(6)
Comprised of 3,000 Class A shares over which Mr. Novasic has sole voting and dispositive power and 200 Class A shares over which he has shared voting and dispositive power.

(7)
Comprised of 10,040 Class A shares over which Mr. Riggs has sole voting and dispositive power, 1,282 Class A shares over which Mr. Riggs has shared voting and dispositive power, and an option on 3,000 Class A shares under the Company's 1986 Stock Option Plan.

(8)
Comprised of 31,538 Class A shares plus 80,734 Class A shares issuable upon conversion of a like number of Class B shares, over all of which Mr. Schlee has sole voting and dispositive power.

(9)
Comprised of 30,500 Class A shares plus 978,596 Class A shares issuable upon conversion of a like number of Class B shares, over all of which Mr. Sherwood has sole voting and dispositive power, and options on 15,000 Class A shares under the Company's 1997 Stock Option Plan.

(10)
Includes 978,596, 80,734 and 50 Class A shares issuable upon conversion of a like number of Class B shares owned by Messrs. Sherwood, Schlee and Hetherington, respectively, 9,000 Class A shares optioned under the Company's 1986 Stock Option Plan held by Messrs. Campbell, Grindrod and Riggs, and 15,000 Class A shares optioned under the Company's 1997 Stock Option Plan held by Mr. Sherwood.

Voting Control of the Company

        The following table lists the voting power held by the known beneficial owners of more than 5% of the outstanding Class A or Class B common shares and all directors and executive officers as a group. In general, matters subject to approval of shareholders require a majority vote of the Class A and Class B shares voting together as a single class. Holders of Class B shares have one vote per share for most matters submitted to a vote of shareholders, and holders of Class A shares have one-tenth of one vote. Those directors and executive officers of the Company who are deemed to be beneficial owners solely because they are directors of Contender are not listed individually but are included in the group.

Name	No. of Class A Shares		No. of Class B Shares	Combined Voting Power
Contender	—		12,900,000	77.9%
J.B. Sherwood	45,500	(1)	978,596	5.9%
Smith	1,569,400		—	0.9%
Rutabaga	1,522,300		—	0.9%
Royce	1,160,000		—	0.7%
All directors and executive officers as a group (17 persons)	156,898	(2)	13,959,380	84.4%

(1)
Comprised of 30,500 Class A shares plus 15,000 Class A shares optioned under the Company's 1997 Stock Option Plan.

(2)
Includes 24,000 Class A shares optioned under the Company's 1986 and 1997 Stock Option Plans.

        Contender and the Company's directors and executive officers hold in total approximately 39% in number of the outstanding Class A and Class B shares having approximately 84% of the combined voting power of the outstanding common shares of the Company for most matters submitted to a vote of the Company's shareholders. Other shareholders, accordingly, hold approximately 61% in number of the common shares having about 16% of combined voting power in the Company.

        Under Bermuda law, the Class B shares owned by Contender (representing approximately 78% of the combined voting power) are outstanding and may be voted by that subsidiary. The investment by Contender in Class B shares and the manner in which it votes those shares are determined by the members of its Board of Directors (two of whom are also directors and an officer of the Company) consistently with the exercise by those directors of their fiduciary duties to the subsidiary. Contender, therefore, has the ability to elect at least a majority of the members of the Board of Directors of the Company and to control the outcome of most matters submitted to a vote of the Company's shareholders.

        With respect to a number of matters which would tend to change control of the Company, its memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire SCL without the consent of the Company's Board of Directors. These provisions include supermajority shareholder voting provisions for the removal of directors and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of shareholders, and limitations on the voting rights of such 15% beneficial owners. Also, the Company's Board of Directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the share ownership of a potential hostile acquirer. Also, the rights to purchase series A junior preferred shares, one of which is attached to each Class A and Class B common share of the Company, may have antitakeover effects. See Note 16(c) to the Financial Statements. Although SCL management believes these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with the Company's Board of Directors, these provisions apply even if the offer may be considered beneficial by many shareholders.

        Information under Item 201(d) of SEC Regulation S-K is omitted because the Company is a foreign private issuer.

ITEM 13. Certain Relationships and Related Transactions

        The law firm of Carter Ledyard & Milburn LLP, from which Mr. Riggs retired as a member in 2003 but continues as Senior Counsel, renders legal services to SCL.

        Mr. Stracey, who was Executive Vice President—Finance of the Company for 16 years, retired as an officer in 1997, but acted as a consultant to the Company from time to time. He was compensated at the rate of $2,800 per day when working on SCL assignments, and was paid an aggregate of $19,600 for his services in 2003. Mr. Stracey and the Company terminated this consulting arrangement in October 2003.

        See also Note 22 to the Financial Statements (Item 8 above) regarding related party transactions.

Agreements with Orient-Express Hotels Ltd.

        In connection with the initial public offering of OEH shares in August 2000 and in anticipation of the separation of the two companies, SCL and OEH entered into the following agreements:

  Shared Services Agreement

        SCL and OEH entered into a shared services agreement covering the provision to OEH of various services, including financial, legal, accounting, corporate executive, public company, human resources administration, insurance and information technology. OEH also occupies space in offices leased by various subsidiaries of the Company in London and overseas. For these services, OEH pays a fee plus reimbursements approximating the costs of SCL in providing the services. OEH may terminate these arrangements on one year's notice.

  Tax Sharing Agreement

        OEH entered into a tax sharing agreement with SCL that allocates responsibilities for tax matters between the two companies for periods prior to the separation of SCL and OEH. In general, OEH will continue to be responsible for taxes of itself and its subsidiaries after the separation from SCL, and SCL has agreed to indemnify OEH for all taxes attributable to the separation itself.

  Share Owning Subsidiaries Restructuring Agreement

        SCL and OEH entered into an amended and restated share owning subsidiaries restructuring agreement pursuant to which a subsidiary of OEH exercised an option to acquire on July 22, 2002 from SCL 18,044,478 Class B common shares of OEH owned by SCL at an aggregate price of $180,445, thereby providing OEH with a share owning subsidiary ownership structure very similar to that of the Company. In a takeover of OEH, this structure may assist in maximizing the value OEH shareholders receive in the takeover transaction. Also on July 22, 2002 under this agreement, Contender 2 Ltd., a subsidiary of the Company, exercised an option to acquire from four OEH subsidiaries an aggregate of 12,900,000 Class B common shares of the Company at an aggregate price of $129,000. Voting control of the Company was not affected by these transactions because the four OEH subsidiaries had agreed in the agreement to vote all of the Class B common shares of the Company held by them as instructed by Contender 2 Ltd. See Item 12—Security Ownership of Certain Beneficial Owners and Management above.

  Noncompete Agreement

        SCL has undertaken to OEH not to own an interest in or manage any luxury hotel or luxury restaurant, other than any luxury hotel or luxury restaurant operated in conjunction with SCL's passenger ferry and rail services, until August 2005.

Agreements with GE SeaCo SRL

        Pursuant to an Omnibus Agreement dated March 19, 1998, SCL, GE SeaCo, Genstar Container Corporation and GE Capital Container SRL established the GE SeaCo joint venture described under "Container Leasing" in Item 1—Business above. The latter two companies party to the Omnibus Agreement are subsidiaries of General Electric Capital Corporation. Under the agreement, SCL and GE SeaCo entered into a number of further agreements, the principal remaining ones being the following:

  Master Lease and Equipment Management Agreements

        Most of SCL's containers owned at the time of establishment of GE SeaCo that have not since been disposed of are being leased to GE SeaCo on an operating lease basis. GE SeaCo, in turn, leases these units out to customers along with its own containers and those belonging to GE Capital that are leased to GE SeaCo on the same basis. Among other terms under the master lease agreement, GE SeaCo pays rent to SCL, is responsible for maintenance of the equipment and pays specified amounts if containers are lost or destroyed. When individual containers reach a certain age, they are managed by GE SeaCo for the account of SCL or sold at SCL's request under the equipment management agreement. GE SeaCo earns a fee for managing the equipment and sales commissions when units are sold.

  Services Agreement

        Like the shared services agreement between SCL and OEH described above, SCL provides GE SeaCo with accounting, human resources, insurance, legal, information technology, pension benefit and other administrative services and shares office space with GE SeaCo personnel, all under a services agreement. GE SeaCo pays a fee plus reimbursements approximating the costs of SCL in providing the services. The agreement has an indefinite term until SCL's interest in GE SeaCo falls below 20%.

  Members Agreement

        GE SeaCo is organized in Barbados and governed by its articles of organization and by-laws, many provisions of which are from the members agreement between SCL and GE Capital Container SRL. These concern the share capital structure of GE SeaCo, voting of shares, composition of the board, appointment of officers, financial reporting, transferability of shares and other matters.

ITEM 14. Principal Accountant Fees and Services

        The following table presents the fees of Deloitte & Touche LLP, SCL's independent auditor, for audit and permitted non-audit services in 2003 and 2002:

	2003	2002
Audit fees	$2,110,000	$2,123,300
Audit-related fees	275,000	111,000
Tax fees	665,000	345,000
All other fees	—	—

Total	$3,050,000	$2,579,300

        Audit services consist of work performed in the preparation of audited financial statements for each fiscal year and in the review of financial statements included in quarterly reports during the year, as well as work normally done by the independent auditor in connection with statutory and regulatory filings, such as statutory audits of non-U.S. subsidiaries, consents and comfort letters for SEC registration statements, accounting research and assistance, and implementation of new accounting standards.

        Audit-related services consist of assurance and related services that are normally performed by the independent auditor and that are reasonably related to the audit or review of financial statements but are not reported under audit services, including due diligence review in potential transactions and audits of benefit plans.

        Tax services consist of all services performed by the independent auditor's tax personnel, except those services specifically related to the audit or review of financial statements, and include fees in the areas of tax return preparation and compliance and tax planning and advice.

        Other services consist of those services permitted to be provided by the independent auditor but not included in the other three categories.

        During 2003, the Audit Committee of the Company's Board of Directors established a policy to pre-approve all audit and permitted non-audit services provided by the independent auditor. Prior to engagement of the auditor for the next year's audit, management and the auditor submit to the Committee a description of the audit and permitted non-audit services expected to be provided during that year for each of four categories of services described above, together with a fee proposal for those services. Prior to the engagement of the independent auditor, the Audit Committee considers with management and the auditor and approves (or revises) both the description of audit and permitted non-audit services proposed and the budget for those services. If circumstances arise during the year when it becomes necessary to engage the independent auditor for additional services not contemplated in the original pre-approval, the Audit Committee at its regularly scheduled meetings requires separate pre-approval before engaging the independent auditor. For 2003, when this policy was adopted, all of the audit and permitted non-audit services described above were pre-approved under the policy.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

  (a)
  Documents filed as a part of this report.

Page Number
1.	Financial Statements
	Independent auditors' report	A-42
Consolidated financial statements—years ended December 31, 2003, 2002 and 2001:
	Balance sheets (December 31, 2003 and 2002)	A-43
	Operations	A-44
	Cash flows	A-45
	Shareholders' equity	A-46
	Notes	A-48
2.	Financial Statement Schedules
	Schedule II—Valuation and qualifying accounts (years ended December 31, 2003, 2002 and 2001)	A-92
3.	Exhibits. The index to exhibits appears below, on the pages immediately following the signature pages to this report.
  (b)
  Reports on Form 8-K. During the fourth quarter of 2003, the Company filed the following Form 8-K Current Reports (other than the exhibits to the reports which were furnished to the SEC):

Date of Report	Item No.	Description
November 12, 2003	7 and 12	Third quarter 2003 earnings news release of the Company.
December 3, 2003	7 and 12	Excerpts from slide presentation by the Company to investors on December 3 and 4, 2003.

Sea Containers Ltd. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C			Column D		Column E
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts		Deductions		Balance at end of period
Year ended December 31, 2003:
Allowance for doubtful accounts	$9,365,000	$2,242,000	$305,000	(2)	$2,959,000	(1)	$9,790,000

			$842,000	(3)
			$(5,000)	(4)
Year ended December 31, 2002:
Allowance for doubtful accounts	$8,037,000	$1,482,000	$246,000	(2)	$1,535,000	(1)	$9,365,000

			$1,572,000	(3)
			$58,000	(5)
			$(495,000	)(6)
Year ended December 31, 2001:
Allowance for doubtful accounts	$8,263,000	$711,000	$(80,000	)(2)	$915,000	(1)	$8,037,000

			$58,000	(3)

(1)
Bad debts written off—net of recoveries.

(2)
Foreign currency translation adjustments.

(3)
Reclassification from other balance sheet category.

(4)
Sale of subsidiary.

(5)
Acquisition of subsidiary companies.

(6)
Deconsolidation of OEH.

SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2004	SEA CONTAINERS LTD.
	By:	/s/ JAMES B. SHERWOOD James B. Sherwood President (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Dated: March 15, 2004

Name	Title

/s/ JOHN D. CAMPBELL John D. Campbell	Director
/s/ W. MURRAY GRINDROD W. Murray Grindrod	Director
/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan	Senior Vice President-Finance and Chief Financial Officer (Principal Accounting Officer)
/s/ ROBERT M. RIGGS Robert M. Riggs	Director
/s/ PHILIP J.R. SCHLEE Philip J.R. Schlee	Director
/s/ CHARLES N.C. SHERWOOD Charles N.C. Sherwood	Director
/s/ JAMES B. SHERWOOD James B. Sherwood	President and Director (Principal Executive Officer)
/s/ MICHAEL J.L. STRACEY Michael J.L. Stracey	Director

EXHIBIT INDEX

Exhibit No.	Incorporated by Reference to	Description
2	Exhibit 2 to July 18, 2003 Form 8-K Current Report (File No. 1-7560).	Agreement for Sale and Purchase of Sea Containers Isle of Man Ltd. dated July 14, 2003 among Sea Containers Ltd., Sea Containers Ports and Ferries Ltd. and Windwood Ltd.
3(a)	Exhibit 3(a) to June 30, 1992 Form 10-Q Quarterly Report (File No. 1-7560).	Memorandum of Association, Certificate of Incorporation and Memoranda of Increase of Share Capital, as amended through June 24, 1992.
3(b)		Bye-Laws, as amended through June 6, 2001.
4(a)	Exhibit 6 to Amendment No. 3 dated June 5, 1998 to Form 8-A Registration Statement (File No. 1-7560).	Rights Agreement between Sea Containers Ltd. and BankBoston N.A., as Rights Agent, dated as of May 9, 1988 and amended and restated as of June 1, 1998.
4(b)	Exhibit 4(b) to June 30, 1998 Form 10-Q Quarterly Report (File No. 1-7560).	Certificate of Designation of Terms of $7.25 Convertible Cumulative Preferred Shares.
4(c)	Exhibit 4(a) to September 30, 1998 Form 10-Q Quarterly Report (File No. 1-7560).
Second Amended and Restated Loan Agreement dated July 24, 1998 among Sea Containers Ltd. and certain subsidiaries, as Borrowers, and The Bank of Nova Scotia and other banks named therein, as Lenders (including Schedule 1 thereto).
4(d)	Exhibit 4(b) to September 30, 1998 Form 10-Q Quarterly Report (File No. 1-7560).	First Amendment dated August 21, 1998 to Second Amended and Restated Loan Agreement (Exhibit 4(c) above).
4(e)	Exhibit 4(a) to September 30, 1999 Form 10-Q Quarterly Report (File No. 1-7560).	Second Amendment dated July 30, 1999 to Second Amended and Restated Loan Agreement (Exhibit 4(c) above).
4(f)	Exhibit 4.1 to March 31, 2002 Form 10-Q Quarterly Report (File No. 1-7560).	Third Amendment dated April 30, 2002 to Second Amended and Restated Loan Agreement (Exhibit 4(c) above).
4(g)	Exhibit 4.2 to Form S-3 Registration Statement No. 33-52864.	Indenture dated November 1, 1992 between Sea Containers Ltd. and United States Trust Company of New York, Trustee, relating to 12 1/2% Senior Subordinated Debentures Due 2004.
4(h)	Exhibit 4.2.1 to Form 8 Amendment No. 1 to Form 8-K Current Report dated January 28, 1993 (File No. 1-7560).	First Supplemental Indenture dated February 1, 1993 to Indenture dated November 1, 1992 (Exhibit 4(g) above).

4(i)	Exhibit 4(b) to March 31, 1998 Form 10-Q Quarterly Report (File No. 1-7560).	Second Supplemental Indenture dated April 23, 1998 to Indenture dated November 1, 1992 (Exhibit 4(g) above).
4(j)	Exhibit 4.2 to Form S-4 Registration Statement No. 333-8458.	Indenture dated February 1, 1998 between Sea Containers Ltd. and United States Trust Company of New York, Trustee, relating to 7 7/8% Senior Notes Due 2008.
4(k)	Exhibit 4.2 to Form S-4 Registration Statement No. 333-11040.	Indenture dated October 1, 1999 between Sea Containers Ltd. and United States Trust Company of New York, Trustee, relating to 10 3/4% Senior Notes Due 2006.
4(l)	Exhibit 4.2 to Form S-3 Registration Statement No. 333-11588.	Indenture dated February 1, 2000 between Sea Containers Ltd. and United States Trust Company of New York, Trustee, relating to Debt Securities issuable from time to time.
4(m)	Exhibit 4.1 to September 30, 2001 Form 10-Q Quarterly Report (File No. 1-7560).	Amended and Restated Indenture dated July 16, 2001 between Sea Containers SPC Ltd. and The Bank of New York, Trustee.
4(n)	Exhibit 4.2 to Form S-4 Registration Statement No. 333-103995.	Indenture dated June 1, 2003 between Sea Containers Ltd. and The Bank of New York, Trustee, relating to 13% Senior Notes Due 2006.
4(o)	Exhibit 4.2 to Form S-4 Registration Statement No. 333-103999.	Indenture dated July 1, 2003 between Sea Containers Ltd. and The Bank of New York, Trustee, relating to 12 1/2% Senior Notes Due 2009.
4(p)	Exhibit 10.1 to September 30, 2003 Form 10-Q Quarterly Report (File No. 1-7560).	Term Loan and Revolving Credit Facility Agreement dated November 5, 2003 among Silja Oyj Abp, certain Silja subsidiaries and a syndicate of lending banks.
4(q)	Exhibit 10.2 to September 30, 2003 Form 10-Q Quarterly Report (File No. 1-7560).	Loan Facility Agreement dated November 5, 2003 among Sea Containers Ltd., Silja Oyj Abp, certain Silja subsidiaries and a syndicate of lending banks.

SCL has no instrument with respect to long-term debt not listed above under which the total amount of securities authorized exceeds 10% of the total assets of SCL on a consolidated basis. The Company agrees to furnish to the SEC upon request a copy of each instrument with respect to long-term debt not filed as an exhibit to this report.
10(a)	Exhibit 10(a) to 1988 Form 10-K Annual Report (File No. 1-7560).	Supplement to Terms of Employment of James B. Sherwood, Daniel J. O'Sullivan and Edwin S. Hetherington.
10(b)	Exhibit 10(b) to 1997 Form 10-K Annual Report (File No. 1-7560).	Supplement to Terms of Employment of James A. Beveridge.

10(c)	Exhibit 10(e) to 1994 Form 10-K Annual Report (File No. 1-7560).	Sea Containers Ltd. 1986 Stock Option Plan, as amended.
10(d)	Exhibit 10(h) to 1991 Form 10-K Annual Report (File No. 1-7560).	Sea Containers Ltd. 1991 Stock Appreciation Rights Plan.
10(e)	Exhibit 10(a) to September 30, 1998 Form 10-Q Quarterly Report (File No. 1-7560).	Sea Containers Ltd. 1997 Stock Option Plan.
10(f)	Exhibit 10(i) to 1997 Form 10-K Annual Report (File No. 1-7560).	Omnibus Agreement dated March 19, 1998 among Sea Containers Ltd., GE SeaCo SRL, Genstar Container Corp. and GE Capital Container SRL (without attachments).
10(g)	Exhibit 2.1 to Form S-1 Registration Statement No. 333-12030.	Services Agreement dated August 1, 2000 among Sea Containers Ltd., Sea Containers Services Ltd. and Orient-Express Hotels Ltd.
10(h)	Exhibit 10.6 to 2001 Form 10-K Annual Report of Orient-Express Hotels Ltd. (File No. 1-16017).	Amendment of Services Agreement dated January 1, 2001 (Exhibit 10(g) above).
10(i)	Exhibit 2.1 to June 30, 2001 Form 10-Q Quarterly Report of Orient-Express Hotels Ltd. (File No. 1-16017).
Amended and Restated Share Owning Subsidiaries Restructuring Agreement dated June 6, 2001 among Sea Containers Ltd., Orient-Express Hotels Ltd., Orient-Express Holdings 1 Ltd., Orient-Express Holdings 2 Ltd., Orient-Express Holdings 3 Ltd., Orient-Express Holdings 4 Ltd. and Contender 2 Ltd.
10(j)	Exhibit 2.3 to Form S-1 Registration Statement No. 333-12030.	Tax Sharing Agreement dated August 1, 2000 between Sea Containers Ltd. and Orient-Express Hotels Ltd.
10(k)	Exhibit 2.5 to Form S-1 Registration Statement No. 333-12030.	Noncompete Agreement dated August 1, 2000 between Sea Containers Ltd. and Orient-Express Hotels Ltd.
11		Statement of computation of per share earnings.
12		Statement of computation of ratios.
14		Code of Business Practices for Principal Executive, Financial and Accounting Officers.
21		Subsidiaries of Sea Containers Ltd.
23		Consents of Deloitte & Touche LLP relating to Form S-8 Registration Statements No. 33-29576 and 333-13356, and Form S-3 Registration Statements No. 33-76840, 333-11588, 333-87826 and 333-112200.
31		Rule 13a-14(a)/15d-14(a) Certifications.

32		Section 1350 Certification.
99(a)	Exhibit 28 to 1987 Form 10-K Annual Report (File No. 1-7560).	Undertakings to be incorporated by reference into Form S-8 Registration Statement No. 33-29576.
99(b)		Item 1-Business from 2003 Form 10-K Annual Report of Orient-Express Hotels Ltd. (File No. 1-16017).
99(c)		Isle of Man Steam Packet pro forma financial information for 2003.

[This exhibit is being omitted from this filing.]

Exhibit 3(b)

BYE-LAWS
of
SEA CONTAINERS LTD.
(formerly named Sea Containers Atlantic Ltd.)

        (As amended and restated by shareholders on 11th July 1990 and further amended by shareholders on 22nd April 1992 (effective 23rd June 1992) and on 6th June 2001.)

INTERPRETATION

1.
(a)    In these Bye-Laws unless the context otherwise requires:—

(i)
"A Shares" means the Class A Common Shares, par value $0.01 per share, of the Company;

(ii)
"Act" means the Companies Act 1981 and other corporate statutory enactments of Bermuda from time to time in force concerning companies insofar as the same applies to the Company;

(iii)
"B Shares" means the Class B Common Shares, par value $0.01 per share, of the Company;

(iv)
"Bermuda" means the Islands of Bermuda;

(v)
"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

(vi)
"Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

(vii)
"Company" means the company named SEA CONTAINERS LTD. incorporated in Bermuda on the 3rd day of June 1974;

(viii)
"Member" means a Member of the Company;

(ix)
"paid up" means paid up or credited as paid up;

(x)
"Register" means the Register of Members of the Company and includes any branch or sub-register;

(xi)
"Registrar" means any person appointed to perform the duties of a Registrar and if no such person shall be appointed means the Secretary;

(xii)
"Seal" means the Common Seal of the Company and includes, where the context permits, any duplicate or facsimile thereof as contemplated by Bye-Law 100(c); and

(xiii)
"Secretary" includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary.

(b)
For the purposes of these Bye-Laws:—

(i)
a corporation or company shall be deemed to be present in person if its representative duly authorized pursuant to the Act or pursuant to other applicable law is present;

(ii)
the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(iii)
words importing the singular number only include the plural number and vice versa;

(iv)
words importing the masculine gender only include the feminine and neuter genders respectively;

(v)
words importing persons include individuals, firms, companies, corporations, trusts or other entities, or associations or bodies of persons, whether corporate or unincorporate;

(vi)
reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and nontransitory form; and

(vii)
any words or expressions defined in the Act shall bear the same meaning in these Bye-Laws unless otherwise defined herein.

Exhibit 11

Sea Containers Ltd. and Subsidiaries

Statements re Computation of Per Share Earnings (Reference to common shares includes Class A and Class B shares)
Year ended December 31,	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Net earnings:
Earnings on common shares—basic	$111,370	$41,928	$4,546

Dividends on convertible cumulative preferred shares	$1,088	$—	$—

Adjusted net earnings on common shares—diluted	$112,458	$41,928	$4,546

Shares used to compute basic earnings per common share (weighted average number of shares outstanding)	21,081,000	20,199,000	18,530,000
Shares used to compute diluted earnings per common share (weighted average number of shares outstanding assuming conversion of convertible cumulative preferred shares and the effect of stock options, in sequencing order, assuming dilutive)	21,637,000	20,221,993	18,557,000
Net earnings per common share:
Basic	$5.28	$2.08	$0.24

Diluted	$5.20	$2.07	$0.24

        Dividends on convertible cumulative preferred shares were not included in the 2002 and 2001 computations of diluted earnings on common shares as it would have been anti-dilutive. The number of common shares, assuming conversion of preferred shares, excluded from the calculations was 478,622 for the years ended December 31, 2002 and 2001.

Exhibit 12

Sea Containers Ltd. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	1999	2000	2001	2002	2003
	(in thousands, except ratios)
Earnings before minority interests and income taxes	$66,654	$59,146	$22,656	$59,834	$120,682
Equity in undistributed earnings of unconsolidated companies	(23,804)	(22,653)	(26,565)	(18,698)	(33,599)
Add back dividends received	513	585	103	86	358

Total earnings / (losses) before income taxes	$43,363	$37,078	$(3,806)	$41,222	$87,441

Fixed charges:
Interest	$124,043	$141,959	$128,923	$130,831	$100,067
Amortization of finance costs	5,043	5,659	5,787	5,020	4,530

Total interest	129,086	147,618	134,710	135,851	104,597
Interest factor of rent expense	105,349	87,933	83,061	56,569	71,888

Total fixed charges	234,435	235,551	217,771	192,420	176,485
Capitalized interest	(1,928)	(1,365)	(1,815)	(1,168)	—

Fixed charges (excluding capitalized interest)	$232,507	$234,186	$215,956	$191,252	$176,485

Earnings before fixed charges (excluding capitalized interest) and income taxes	$275,870	$271,264	$212,150	$232,474	$263,926

Ratio of earnings to fixed charges	1.2	1.2	1.0	1.2	1.5

Exhibit 14

SEA CONTAINERS LTD.
(the "Company")

Code of Business Practices for
Principal Executive, Financial and Accounting Officers*

         The Company expects honest and ethical conduct from its principal executive officer, principal financial officer and principal accounting officer, or the persons performing similar functions (collectively "Principal Officers"). Their full compliance with this Code is mandatory. In accordance with the rules of the U.S. Securities and Exchange Commission, any amendment to this Code, or waiver under it, must be immediately publicly disclosed.

*
As adopted by the Board of Directors on October 13, 2003.

Conflicts of Interest

The Principal Officers must avoid any personal activity, investment or association that interferes, might interfere, or might appear to interfere, with the independent exercise of good judgment in the Company's best interests. The Principal Officers may not exploit their position or relationship with the Company for personal gain. If a business relationship exists between the Company and a Principal Officer, it must be on an arms-length basis and be subject to review by the Board of Directors. There may be a conflict of interest if a Principal Officer:

  •
  causes the Company to engage in business transactions with relatives or friends;

  •
  receives a loan, or guarantee of obligations, from a third party as a result of the Principal Officer's position in the Company; or

  •
  competes or prepares to compete with the Company while still employed by the Company.

If a Principal Officer has a concern about any particular situation, it should be brought promptly to the attention of the Board of Directors or its Audit Committee.

Accurate Periodic Reports

Full, fair, accurate, timely and understandable disclosures in the Company's reports and other documents filed with the U.S. Securities and Exchange Commission and in other public communications by the Company, are legally required and are important for the success of the Company's business. The Principal Officers must exercise high standards of care in preparing these reports and communications in accordance with the following guidelines:

  •
  All Company accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction.

  •
  All records must fairly and accurately reflect the transactions or occurrences to which they relate.

  •
  All records must fairly and accurately reflect, in reasonable detail, the Company's assets, liabilities, revenues and expenses.

  •
  The Company's accounting records must not contain any false or intentionally misleading entries.

  •
  No transactions should be intentionally misclassified as to accounts or accounting periods.

  •
  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

  •
  No information should be concealed from the Company's independent auditor.

  •
  Compliance with the Company's system of internal accounting controls is required.

Compliance and Accountability

The Principal Officers are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

If a Principal Officer fails to comply with this Code, and/or with any applicable laws, he or she will be subject to disciplinary measures, up to and including dismissal from the Company.

Reporting Violations

Any violation or potential violation of this Code or any concern about the Code's application in any particular situation must be promptly reported to the Board of Directors or its Audit Committee. The contact person is Robert M. Riggs.

Exhibit 21

SUBSIDIARIES OF SEA CONTAINERS LTD.

Jurisdiction of Organization
Atlantic Maritime Services Ltd.	Bermuda
Contender 2 Ltd.	Bermuda
Fahrschiff Europa K.B.	Finland
Marine Container Insurance Company Ltd.	Bermuda
Paulista Containers Maritimos Ltda.	Brazil
SeaCat Ltd.	Bermuda
SeaCat 2 Ltd.	Bermuda
SeaCat 4 Ltd.	Bermuda
SeaCat 6 Ltd.	Bermuda
SeaCat 7 Ltd.	Bermuda
Sea Containers America Inc.	Delaware
Subsidiaries of Sea Containers America Inc.
Charleston Marine Containers Inc.	Delaware
Highlands Landing Corp.	Delaware
SeaCo Texas Properties Inc.	Delaware
SeaStreak America Inc.	Delaware
Sea Containers Asia Pte. Ltd.	Singapore
Sea Containers Australia Ltd.	Australia
Sea Containers Australia No. 3 Pty Ltd. (subsidiary of Sea Containers Australia Ltd.)	Australia
International Reefer Services Pty Ltd. (subsidiary of Sea Containers Australia No. 3 Pty Ltd.)	Australia
Sea Containers Brasil Ltda.	Brazil
Brasiluvas Agricola Ltda. (subsidiary of Sea Containers Brasil Ltda.)	Brazil
Sea Containers Properties Ltd.	Bermuda
Sea Containers SPC Ltd.	Bermuda
Sea Containers U.K. Ltd.	U.K.

Ferry and Port Holdings Ltd. (subsidiary of Sea Containers U.K. Ltd.)	U.K.
Subsidiaries of Ferry and Port Holdings Ltd. Illustrated London News and Sketch Ltd.	U.K.
Sea Containers Ferries Ltd.	U.K.
Subsidiaries of Sea Containers Ferries Ltd.
Hoverspeed GB Ltd.	U.K.
Hoverspeed Ltd.	U.K.
Subsidiaries of Hoverspeed Ltd.
Hoverspeed (1981) Ltd.	U.K.
Hoverspeed (Kent) Ltd.	U.K.
Hoverspeed Services Ltd.	U.K.
Sea Containers Ferries Scotland Ltd.	U.K.
Sea Containers Ports Ltd.	U.K.
Folkestone Properties Ltd. (subsidiary of Sea Containers Ports Ltd.)	U.K.
Sea Containers British Isles Ltd. (subsidiary of Sea Containers U.K. Ltd.)	U.K.
Subsidiaries of Sea Containers British Isles Ltd. Fairways and Swinford (Travel) Ltd.	U.K.
GNER Holdings Ltd.	U.K.
Great North Eastern Railway Ltd. (subsidiary of GNER Holdings Ltd.)	U.K.
Hart, Fenton & Co. Ltd.	U.K.
Sea Containers Chartering Ltd.	U.K.
Sea Containers House Management Ltd.	U.K.
Sea Containers Italia Holdings S.r.l.	Italy
SuperSeaCat Italia S.r.l. (subsidiary of Sea Containers Italia Holdings S.r.l.)	Italy
Sea Containers Property Services Ltd.	U.K.
Subsidiaries of Sea Containers Property Services Ltd.
Newhaven Marina Ltd.	U.K.
Riverside (Newhaven) Management Co. Ltd.	U.K.
Tortington Manor Management Co. Ltd.	U.K.
Sea Containers Railway Services Ltd.	U.K.
Sea Containers Services Ltd.	U.K.
Periandros S.A. (subsidiary of Sea Containers Services Ltd.)	Greece
Yorkshire Marine Containers Ltd.	U.K.
Silja Holdings Ltd.	U.K.

Silja Oyj Abp (subsidiary of Silja Holdings Ltd.)	Finland
Subsidiaries of Silja Oyj Abp Crown Cruise Line Inc. S.A.	Panama
Sally Ab	Finland
SeaWind Line AB	Sweden
SeaWind Line Oy Ab	Finland
Silja Cruise AB	Sweden
Silja Line AB	Sweden
Silja Line Eesti A/S	Estonia
Silja Line G.m.b.H.	Germany
Société Bananière de Motobe S.A.	Ivory Coast
SuperSeaCat 1 Ltd.	Bermuda
SuperSeaCat 2 Ltd.	Bermuda
SuperSeaCat 3 Ltd.	Bermuda
SuperSeaCat 4 Ltd.	Bermuda

Exhibit 23

CONSENTS OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 33-29576 and the related Prospectus (1986 Stock Option Plan) of Sea Containers Ltd. on Form S-8 of our report dated March 12, 2004 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers Ltd. of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002) appearing in this Annual Report on Form 10-K of Sea Containers Ltd. and subsidiaries for the year ended December 31, 2003.

We consent to the incorporation by reference in Registration Statement No. 33-76840 and the related Prospectus (Dividend Reinvestment and Share Purchase Plan) of Sea Containers Ltd. on Form S-3 of our report dated March 12, 2004 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers Ltd. of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002) appearing in this Annual Report on Form 10-K of Sea Containers Ltd. and subsidiaries for the year ended December 31, 2003.

We consent to the incorporation by reference in Registration Statement No. 333-11588 and the related Prospectus (Debt Securities Shelf Offering) of Sea Containers Ltd. on Form S-3 of our report dated March 12, 2004 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers Ltd. of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002) appearing in this Annual Report on Form 10-K of Sea Containers Ltd. and subsidiaries for the year ended December 31, 2003.

We consent to the incorporation by reference in Registration Statement No. 333-13356 and the related Prospectus (1997 Stock Option Plan) of Sea Containers Ltd. on Form S-8 of our report dated March 12, 2004 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers Ltd. of Statement of Financial Accounting Standards SFAS No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002) appearing in this Annual Report on Form 10-K of Sea Containers Ltd. and subsidiaries for the year ended December 31, 2003.

We consent to the incorporation by reference in Registration Statement No. 333-87826 and the related Prospectus (Silja Put Optionees) of Sea Containers Ltd. on Form S-3 of our report dated March 12, 2004 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers Ltd. of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002) appearing in this Annual Report on Form 10-K of Sea Containers Ltd. and subsidiaries for the year ended December 31, 2003.

We consent to the incorporation by reference in Registration Statement No. 333-112200 and the related Prospectus (Share Shelf Offering) of Sea Containers Ltd. on Form S-3 of our report dated March 12, 2004 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Sea Containers Ltd. of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002) appearing in this Annual Report on Form 10-K of Sea Containers Ltd. and subsidiaries for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP New York, New York March 12, 2004

Exhibit 31

SEA CONTAINERS LTD.

Rule 13a-14(a)/15d-14(a) Certification

I, James B. Sherwood, President of Sea Containers Ltd., certify that:

        1.     I have reviewed this annual report on Form 10-K of Sea Containers Ltd. for the year ended December 31, 2003;

        2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

          a)    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c)     disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2004	/s/ JAMES B. SHERWOOD James B. Sherwood President (Chief Executive Officer)

SEA CONTAINERS LTD.

Rule 13a-14(a)/15d-14(a) Certification

I, Daniel J. O'Sullivan, Senior Vice President—Finance and Chief Financial Officer of Sea Containers Ltd., certify that:

        1.     I have reviewed this annual report on Form 10-K of Sea Containers Ltd. for the year ended December 31, 2003;

        2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

          a)    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c)     disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2004	/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan Senior Vice President—Finance and Chief Financial Officer

Exhibit 32

SEA CONTAINERS LTD.

Section 1350 Certification

The undersigned hereby certify that this report of Sea Containers Ltd. for the periods presented fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the report.

/s/ JAMES B. SHERWOOD James B. Sherwood President (Chief Executive Officer)	/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan Senior Vice President — Finance and Chief Financial Officer
Dated: March 15, 2004

        [A signed original of this written certification has been provided to Sea Containers Ltd. and will be retained by Sea Containers Ltd. and furnished to the U.S. Securities and Exchange Commission or its staff upon request.]

Exhibit 99(b)

        [EXCERPT FROM FORM 10-K ANNUAL REPORT OF ORIENT-EXPRESS HOTELS LTD (FILE NO. 1-16017) FOR THE YEAR ENDED DECEMBER 31, 2003]

ITEM 1. Business

        Orient-Express Hotels Ltd. (the "Company" and, together with its subsidiaries, "OEH") is incorporated in the Islands of Bermuda and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the "1934 Act") and in Rule 405 under the Securities Act of 1933. As a result, it is eligible to file this annual report pursuant to Section 13 of the 1934 Act on Form 20-F (in lieu of Form 10-K) and to file its interim reports on Form 6-K (in lieu of Forms 10-Q and 8-K). However, the Company elects to file its annual and interim reports on Forms 10-K, 10-Q and 8-K, and does so as those forms apply to foreign private issuers.

        These reports and amendments to them are available free of charge on the internet website of the Company as soon as reasonably practicable after they are filed electronically with the U.S. Securities and Exchange Commission ("SEC"). The internet website address is http://www.orient-express.com.

        Pursuant to Rule 3a12-3 under the 1934 Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the 1934 Act, and transactions in its equity securities by its officers, directors and significant shareholders are exempt from Section 16 of the 1934 Act.

Introduction

        OEH is a hotel and leisure group focused on the luxury end of the leisure market. It currently owns and/or part owns and manages 39 properties consisting of 30 highly individual deluxe hotels worldwide, three restaurants, five tourist trains and a river cruiseship. OEH acquires or manages only very distinctive properties in areas of outstanding cultural, historic or recreational interest in order to provide luxury lifestyle experiences for the elite traveler.

        The locations of OEH's various properties are shown in the map above, where they number 35 because the Hotel Cipriani and Palazzo Vendramin are both in Venice, the Hotel Splendido and Splendido Mare are both in Portofino, and three separate safari lodges operate as a unit in Botswana. These seven properties bring the total to 39.

        Hotels and restaurants represent the largest segment of OEH's business, contributing 85% of revenue in 2003. Tourist trains and cruises accounted for the remaining 15%. OEH's worldwide portfolio of hotels currently consists of 2,965 individual guest rooms and multiple-room suites, each known as a "key". Those owned in 2003 achieved an average daily room rate ("ADR") of $340 and a revenue per available room ("RevPAR") of $184. Approximately two-thirds of OEH's customers are leisure travelers, with approximately 51% of guests in 2003 originating from the United States, 34% from Europe and the remaining 15% from elsewhere in the world.

        Revenue, operating earnings and identifiable assets of OEH in 2001, 2002 and 2003 for its business segments and geographic areas are presented in Note 15 to the Financial Statements (Item 8 below).

        At the present time, Sea Containers Ltd. owns a 42% equity interest in OEH. See "OEH's Relationship with Sea Containers Ltd." below.

Owned Hotels—Europe

  Italy

        The Hotel Cipriani and Palazzo Vendramin—103 keys—in Venice were built for the most part in the 1950s and are located on three acres on Giudecca Island opposite the Piazza San Marco. Most of the rooms have views over the Venetian lagoon. Features include fine cuisine in three indoor and outdoor restaurants, gardens and terraces encompassing an Olympic-sized swimming pool, a tennis court and a private boat service to the Piazza San Marco. OEH acquired in 2000 an historic warehouse building adjacent to the hotel where, after light refurbishment, banquets and meetings can be held, thereby freeing up space in the main hotel. Accordingly a large deluxe suite was added in 2002 and six more new keys are planned. In 2004, a spa will be built.

        The Hotel Splendido and Splendido Mare—82 keys—overlook picturesque Portofino harbor on the Italian Riviera. Set on four acres, the main hotel was built in 1901 and is surrounded by gardens and terraces which include a swimming pool and tennis court. There are two open-air and enclosed restaurants as well as banquet/meeting rooms, and a shuttle bus linking the two parts of the resort. OEH acquired the Splendido Mare during 2001, having previously operated it under a long-term lease. Several of the guest rooms in the main hotel will be refurbished and enlarged in 2004.

        The Villa San Michele—45 keys—is located in Fiesole, a short distance from Florence. Originally built as a monastery in the 15th century with a façade attributed to Michelangelo, it has stunning views over historic Florence and the Arno River Valley. OEH has remodelled and expanded the guest accommodation to luxury standards, including the addition of a swimming pool. A shuttle bus service is provided into Florence. The property occupies ten acres. OEH has planning permission to add a further two keys and a spa.

        These Italian properties are seasonal and are closed for varying periods during the winter.

        OEH is rebuilding with up to 60 keys the Hotel Caruso in Ravello on three hill-top acres overlooking the Amalfi coast near Naples. Parts of the property date back to the 11th century. OEH has received grants from the European Union to help finance this redevelopment. Because of delays in obtaining local government planning permits, management does not expect to re-open the hotel until 2005.

  Portugal

        Reid's Palace—164 keys—is the most famous hotel on the island of Madeira, situated on ten acres of semitropical gardens on a cliff top above the sea and the bay of Funchal, the main port city. Opened in 1891, the hotel has four restaurants and meeting facilities. Leisure and sports amenities include two fresh water swimming pools, a third tide-filled pool, tennis courts, ocean water sports and access to two championship golf courses. It is particularly favored in the British and German leisure markets and has year round appeal, serving both winter escapes to the sun and regular summer holidays. In 2004, a new spa and restaurant will be built and the meeting facilities will be reorganized as a conference center.

        The Lapa Palace—109 keys—is in the embassy district of Lisbon, near the city center and overlooking the Tagus River. The historic part of the hotel was originally built in the 1870s as the palace of a Portuguese noble family. It opened as a luxury hotel in 1992 after extensive conversion and expansion, including the addition of conference facilities and underground car parking. The hotel is set amid gardens with ornamental fountains and both indoor and outdoor swimming pools, occupying a total of three acres. During 2003, all of the guest rooms in the hotel's historic part were refurbished. OEH owns an adjoining parcel of land suitable for development and has applied for planning permission to add up to 46 more keys.

        OEH owned for many years the Hotel Quinta do Lago with 141 keys near Faro in the Algarve region, a popular golf destination, until November 2003 when the property was sold. See Note 2(b) to the Financial Statements.

  Elsewhere in Europe

        Hôtel de la Cité—61 keys—is located in the central square of the beautiful walled medieval town of Carcassonne, France near Toulouse. Opened in 1909, the hotel incorporates one of the 50 watch towers in Carcassonne's ancient fortifications and features two restaurants, gardens, a swimming pool and a nearby conference center, altogether occupying two acres. One of the restaurants has been awarded one star for fine dining by the influential Michelin Guide. The hotel also owns and operates a canal barge on the Canal du Midi providing day excursions for guests.

        In February 2002, OEH acquired La Residencia—62 keys—located in the charming village of Deià on the rugged northwest coast of the island of Mallorca, Spain in the Mediterranean. Mallorca is a popular European tourist destination throughout the year. The core of La Residencia was created from two adjoining 16th and 17th century country houses set on a hillside site of 30 acres. The hotel features three restaurants including the gourmet El Olivio, one of the foremost on the island, as well as two large outdoor swimming pools, tennis courts and a spa with an indoor pool. OEH is currently refurbishing the guest rooms and added three large suites in 2003. In 2004, the front entrance, one of the restaurants and the spa will be renewed.

        Also in February 2002, OEH acquired Le Manoir aux Quat' Saisons—32 keys—in Oxfordshire, England about an hour's drive west of London. The main part of the hotel is a 16th century manor house set in 27 acres of gardens. The property was developed by Raymond Blanc, one of Britain's most famous chefs, and the hotel's restaurant has two stars in the Michelin Guide, placing it among the best in the British Isles. Mr. Blanc has given a long-term commitment to remain the chef at the hotel.

Owned Hotels—North America

  United States

        The Windsor Court—324 keys—opened in 1984 and is located in the central business district of New Orleans near the French Quarter and the Mississippi riverfront. Harrah's operates the only land-based casino in Louisiana across the street from the hotel. Each room has panoramic views over the river or the city. Facilities include three restaurants and lounges, a roof-top ballroom, several other banquet and meeting rooms, an outdoor swimming pool and a health club. The hotel's interior décor features a collection of historic European art and antique furniture. In 2004, the hotel plans to begin building a conference center on a nearby owned lot, for which it has planning permission, catering to small and medium sized business meetings.

        Keswick Hall—48 keys—is located in the rolling countryside of central Virginia, near Charlottesville. Originally a private home dating from 1912, it is popular for weekend breaks and business meetings because of the natural beauty of the area and the adjacent Keswick Club which features tennis courts, swimming pool, and an Arnold Palmer-designed golf course. The total site occupies 600 acres including vacant land around the golf course being sold in parcels for residential development. In 2004, management plans to add a restaurant, reconfigure its meeting space and build nine new keys in cottages near the hotel.

        The Inn at Perry Cabin—81 keys—was built in 1812 as a country inn and is located in St. Michaels, Maryland on the eastern shore of Chesapeake Bay. Set on 25 shoreside acres that include a health club, indoor and outdoor swimming pools, and boating and fishing on the Bay, it is an attractive conference and vacation destination, particularly for the Washington, D.C. market. A major renovation of the hotel took place in 2002 and 2003 with the addition of 40 keys and a new conference facility. In 2004, a spa will be built.

  Caribbean

        La Samanna—81 keys—is located on the island of St. Martin in the French West Indies. Built in 1973, the hotel has two restaurants and comprises several buildings on ten acres of land along a 4,000-foot beach. Amenities include a freshwater swimming pool, a spa, tennis courts, fitness and conference centers, boating and ocean water sports. The hotel owns an adjacent 45 acres of land available for future development, and plans to begin developing in 2004 up to 150 vacation apartments with shops, a restaurant and a marina on part of this land which OEH would sell and retain management. The hotel is open most of the year, seasonally closing during the autumn months. The hotel has also been closed for short periods in the past due to hurricane damage and is insured for this risk.

  Mexico

        In March 2002, OEH acquired a 75% interest in Maroma Resort and Spa—58 keys—on Mexico's Caribbean coast 25 miles south of Cancun's international airport. OEH manages the hotel with continuing support from the previous owner, who retains a 25% interest over which OEH has a right of first refusal to acquire in certain circumstances. The resort opened in 1995 and has 25 acres of land, including some for future expansion, along a 750-foot beach with the Cozumel barrier reef offshore where guests may fish, snorkel and scuba-dive. Important Mayan archaeological sites are also nearby. Rooms are arranged in low-rise villas and there are extensive spa facilities. OEH plans the addition of up to eight new keys in 2004.

Owned Hotels—Rest of the World

  South America

        Built in the 1920s on a three-acre site facing Copacabana Beach near the central business district of Rio de Janeiro, Brazil, the Copacabana Palace—225 keys—is one of the most famous in South America and features two gourmet restaurants, a 500-seat theater, several spacious function and meeting rooms, a large swimming pool and health club, and a roof-top tennis court and pool. Future expansion is planned subject to obtaining government planning permission.

        The Miraflores Park Hotel—81 keys—is located in an exclusive residential district of Lima, Peru surrounded by parkland and looking out at the Pacific Ocean, yet near the commercial and cultural center of the city. Opened in 1997, the hotel has a large ballroom, outdoor pool, health and beauty facilities and a business center for guests, and occupies about one acre of land. OEH has planning permission to expand.

  Southern Africa

        The Mount Nelson Hotel—226 keys—in Cape Town, South Africa is an historic property opened in 1899 with beautiful gardens and pools and has long enjoyed a reputation as one of the foremost hotels on the African continent. It stands just below Table Mountain and is within walking distance of the main business, civic and cultural center of the city. The hotel has a ballroom, two swimming pools, tennis courts and a fitness center, all situated on ten acres of grounds and gardens. Expansion is planned through incorporation into the hotel of owned adjoining residential properties starting with a spa in 2004.

        The Westcliff Hotel—119 keys—is the only garden hotel in Johannesburg, South Africa, situated on six hillside acres with views over the city's zoo and park. Its resort amenities include two swimming pools, a tennis court and health club, and the hotel attracts business guests because of its proximity to the city center. It opened in 1998, and during 2003, OEH added a banquet and conference center on adjacent expansion land.

        Orient-Express Safaris—39 keys total—consist of three separate game-viewing lodges in Botswana called Khwai River Lodge, Eagle Island Camp and Savute Elephant Camp. Established in 1971, OEH leases the lodge sites in the Okavango River delta and nearby game reserves, where some of the best wildlife in Africa can be observed from open safari vehicles or boats. Each camp has 12 or 15 twin-bedded deluxe tents, and guests travel between the camps by light aircraft. Boating, fishing, hiking and swimming are offered at the various sites.

  Australia

        The Observatory Hotel—96 keys—is in Sydney within walking distance of the central business district of the city. This hotel opened in 1993 and has two restaurant and lounge areas, extensive meeting and banquet rooms, a health club with indoor swimming pool, a tennis court and a large parking garage on a site of about one acre. OEH has planning permission to add keys in a new top floor to the hotel.

        The Lilianfels Hotel—85 keys—is in the Blue Mountains National Park west of Sydney. It is named after the original estate house, dating from 1890, where the hotel's gourmet restaurant is located. The main hotel, built in 1992, has a second restaurant and conference facilities. The resort's four acres of grounds encompass an indoor swimming pool, health club and spa, tennis court and extensive gardens with views over the Blue Mountains. The hotel was completely refurbished in 2003, and there is expansion land to add keys in the future.

  French Polynesia

        The Bora Bora Lagoon Resort—80 keys—opened in 1993 and has bungalows situated over the lagoon water plus additional beach and garden bungalows, all built in traditional Tahitian style on a 12-acre site. Guests dine in two restaurants and enjoy extensive water sports and tennis. A major renovation program at this property was recently completed involving a new swimming pool, spa and conference facility.

Hotel Management Interests

        In April 2003, through a 50%/50% joint venture company with a Spanish investment company, OEH acquired the famous Hotel Ritz—167 keys—in central Madrid near the financial district, Madrid Stock Exchange, Spanish Parliament and many of the city's well known tourist attractions like the Prado Museum, Royal Palace and Retiro Park. See Note 2(a) to the Financial Statements. Opened in 1910, the hotel has four spacious conference and banqueting suites, an indoor restaurant and the famous Ritz Terrace restaurant outdoors in the gardens. OEH manages the hotel under an exclusive long-term contract and plans extensive capital improvements with its 50% partner.

        The Charleston Place—442 keys—is located in the heart of historic Charleston, South Carolina, a popular destination for tourists, groups and business meetings. Opened in 1986, the hotel has two restaurants, extensive banqueting and conference space including a grand ballroom, a health club with spa and swimming pool and roof-top tennis court, and a shopping arcade of 25 retail outlets leased to third parties. The hotel also owns the adjacent historic Riviera Theater remodelled as an additional conference facility and three retail shops. Development of more meeting space is planned by enclosing one of the hotel's courtyards. OEH has a 19.9% ownership interest in the hotel, manages the property under an exclusive long-term contract, and receives interest on partnership loans which it assumed at the time of its original investment and other loans made since then.

        OEH has a 50%/50% joint venture with local investors in Peru which, under exclusive management of OEH, operates the following two hotels under 20-year renewable leases which commenced in 1995.

        The Hotel Monasterio—124 keys—is located in the ancient Inca capital of Cusco, the most important tourist destination in Peru. OEH is upgrading and expanding the property which includes a long-term lease on the adjoining Nazarenas convent for future development, a total site of about three acres. The hotel was originally built as a Spanish monastery in the 16th century and was converted to hotel use in 1995. The deluxe guest rooms and suites and two restaurants are arranged around open-air cloisters. Because of Cusco's high altitude, specially oxygenated ventilation has been added to some of the refurbished rooms.

        The Machu Picchu Sanctuary Lodge—31 keys—is the only hotel in the vicinity of the famous mountaintop Inca ruins. All of the rooms have been refurbished to a high standard. The joint venture also has a lease on seven acres at the foot of the ruins, close to the town where tourists arrive by train and where a larger hotel could be built, but it is unlikely that this project would be started for several years given the time required for permits, design and construction.

Restaurants

        OEH owns '21' Club, the famous landmark restaurant in mid-town New York City. Originally a speakeasy during Prohibition in the 1920s, this restaurant is open to the public, occupies three brownstone buildings in midtown Manhattan and features gourmet American cuisine. It serves à la carte meals in the original bar restaurant and a separate dining room refurbished in 2002, and also has a number of banqueting rooms used for functions, including the famous secret wine cellar.

        OEH has a 49% interest in Harry's Bar, a private dining club in the Mayfair area of London. The majority partner manages the restaurant with assistance from OEH's Italian hotels. Its menu features gourmet Italian cuisine. OEH has a right of first refusal to acquire the remaining interest in this property under certain conditions.

        OEH has re-established the famous La Cabaña steak house in Buenos Aires dating from the 1920s. OEH bought the contents and name of the restaurant some years ago and, after relocating to the La Recoleta area of the city, reopened in September 2003. The main dining room features a traditional open fire where steaks are seared, and three private dining rooms have regional Argentine themes.

        The purchase of two hotels in Spain and England in February 2002, as noted under "Owned Hotels—Europe" above, included a 50% interest in a group of four restaurants called Le Petit Blanc in England. OEH disposed of its interest in 2003.

Tourist Trains and Cruises

        OEH's principal European tourist trains, called the Venice Simplon-Orient-Express, operate in two parts in a regularly scheduled overnight service between London and Venice and on short excursions in southern England. OEH owns 30 railway cars originally used on the historic "Orient-Express" and other famous European trains. All have been refurbished in original 1920s/1930s décor and meet modern safety standards. The services offered are a continuation of, and are marketed as, the Orient- Express trains of pre-World War II years. One train is based in Great Britain composed entirely of Pullman cars with a capacity for up to 250 passengers. The other on the Continent is made up of Compagnie Internationale des Wagons-Lits et du Tourisme sleeping cars and day coaches with capacity for up to 180 passengers. They operate once or twice weekly principally between London and Venice from March to November each year via Paris, Zurich and Innsbruck on a scenic route through the Alps. Passengers travel under the English Channel by bus on the Eurotunnel shuttle train. Occasional trips are also made from time to time to Rome, Prague and Istanbul and other European destinations.

        The British Pullman cars of Venice Simplon-Orient-Express operate all year, originating out of London on short excursions to places of historic or scenic interest in southern England, including some overnight trips when passengers stay at local hotels. Both the British and Continental trains are available for private charter.

        The Northern Belle tourist train offers day trips and charter service principally in the north of Britain. It builds on the success of OEH's British Pullman business, which focuses on the south of England around London. This train consists of six dining cars elegantly decorated to be reminiscent of old British "Belle" trains of the 1930s, plus related service cars, and can carry up to 250 passengers. Full course gourmet meals are served on board and passengers stay in local hotels on overnight itineraries.

        PeruRail is a 50%/50% joint venture between OEH and Peruvian partners formed to operate part of the state-owned railways in Peru under a 30-year franchise acquired in 1999 with possible extension for a further 30 years. The joint venture pays the government a fee related to traffic levels which can be offset until 2009 against investment in track improvements. The 70-mile Cusco-Machu Picchu line carries mainly tourists visiting the famous Inca ruins, the principal means of access because there is no convenient road. A second rail line runs from Cusco to Matarani on the Pacific Ocean via Puno on Lake Titicaca and Arequipa and principally serves freight traffic at present. The Cusco-Machu Picchu line connects two of OEH's Peruvian hotels allowing creation of inclusive packages. OEH operates a deluxe daytime tourist train service on the Cusco-Puno route through the High Andes mountains using refurbished PeruRail passenger cars, and a 1920s steamer included in the franchise on day excursions for tourists on Lake Titicaca. In 2003, OEH began a deluxe tourist train service on the Cusco-Machu Picchu route using carriages acquired in Singapore.

        The Eastern & Oriental Express in Southeast Asia makes up to one round trip each week between Singapore, Kuala Lumpur and Bangkok. The journey lasts about 48 hours each way and includes two nights on board and side trips to Penang in Malaysia and the River Kwai in Thailand. Some overnight trips are also made from Bangkok to Chiang Mai and elsewhere in Thailand. Originally built in 1970, the 24 cars were substantially rebuilt to an elegant oriental style of décor and fitted with modern facilities such as air-conditioning and private bathrooms. The train is made up of sleeping cars with three types of berths, three restaurant cars, a bar car and an open air observation car and can carry 125 passengers. The Eastern & Oriental Express is available for charter by private groups. OEH manages the train exclusively and has a 25% shareholding in the owning company.

        OEH owns and operates a deluxe river cruiseship on the Irrawaddy River in central Burma, or Myanmar, called the Road to Mandalay. The ship was a Rhine River cruiser built in 1964 which OEH bought and refurbished. It has 66 air-conditioned cabins with private bathrooms, spacious restaurant and lounge areas and a canopied sun deck with swimming pool. The ship travels between Mandalay and Pagan up to eight times each month and carries 126 passengers who enjoy sightseeing along the river and guided shore excursions to places of historic interest. Five to eight night itineraries are offered including airfare to and from the ship and hotel accommodation in Rangoon. OEH also operates occasional cruises to different destinations, such as to Bhamo in the north of the country close to the China border. The ship does not operate in the hot summer season and occasionally when the water level of the Irrawaddy River falls below normal levels due to lack of rainfall.

        OEH managed for Queensland Rail the Great South Pacific Express deluxe tourist train in Australia until June 2003 when the state railway suspended service because of the decline in long-haul tourist numbers to Australia from abroad in 2002 and 2003. Comprised of 21 day and sleeping carriages, the train was based in Brisbane and traveled along the east coast on overnight itineraries south to Sydney and north to Cairns stopping at tourist destinations along the route. OEH has retained a right of first refusal to acquire the Great South Pacific Express carriages if Queensland Rail decides to sell them during 2004.

Pansea Hotels

        On February 2, 2004, OEH announced it was making an $8,000,000 investment in the Pansea group of five deluxe hotels in Southeast Asia. The properties are located in Luang Prabang, Laos; Koh Samui, Thailand; Rangoon, Burma; Siem Reap, Cambodia; and Bali, Indonesia. They total 234 keys at present but all are capable of expansion. A second hotel in Bali is under development. These hotels are not included in the discussion above because OEH will not manage them but will market them along with its other properties, in particular the Eastern & Oriental Express tourist train and the Road to Mandalay cruiseship.

        The investment has been structured as an $8,000,000 loan at 5% annual interest to the Pansea Asia holding company, convertible after three years into about 25% of the company's shares. At that time OEH has an option to acquire all of the shares. OEH has a further option to acquire all of the shares after five years, at which time the existing shareholders have the right to sell their shares to OEH at the same price. OEH paid $1,400,000 for its option rights. The loan conversion price and option exercise prices are based on multiples of the holding company's net book value or its earnings before interest, tax, depreciation and amortization, less the holding company's debt. The loan proceeds are to be used primarily to expand the existing Pansea properties and to fund new properties in the region.

Management Strategies

        As the foregoing indicates, OEH has a mix of hotel and other deluxe travel products that are geographically diverse and appeal to the high-end leisure market, reflecting an important management strategy. As a result, about two-thirds of annual revenue derives from leisure customers while corporate/ business travel accounts for the rest.

        OEH benefits from trends and developments favorably impacting the world hotel, travel and leisure markets, including strong demand growth trends in the luxury hotel market in many parts of the world, increased travel and leisure spending by consumers, favorable demographic trends in relevant age and income brackets of U.S. and European populations, and increased online travel bookings. These trends suffered a setback since 2001 due to slowing national economies, the shock of terrorist attacks, the build-up and aftermath of the wars in Afghanistan and Iraq and the SARS epidemic. Management believes that the public's confidence in world travel is returning and demand for luxury hotel and tourist products will resume.

        For the future, OEH plans to grow its business by increasing RevPAR and earnings at its established properties and newer acquisitions, by expanding existing hotel and restaurant properties where land or space is already available, by increasing the utilization of its tourist trains and cruiseship to add trips, and by acquiring additional distinctive luxury properties throughout the world. Factors in OEH's evaluation of a potential acquisition include the uniqueness of the property, attractions for guests in the vicinity, acceptability of initial investment returns, visible upside potential such as by pricing, expansion or improved marketing, limitations on nearby competition, and convenient access.

        OEH management plans to continue owning or part owning and managing most OEH properties. Ownership encourages OEH to develop the distinctive character of its properties and allows it to benefit from all of the current cash flow and future capital gains should it sell a property. Self-management has enabled OEH to capture the economic benefits otherwise shared with a third-party manager, to control the operations, quality and expansion of the hotels, and to use its experience with price changes, expansions and renovations to improve cash flow and enhance asset values.

        Many of OEH's individual properties, such as the Hotel Cipriani and '21' Club, have distinctive local brand identities. OEH links these together under its umbrella "Orient-Express Hotels" name which originated with the legendary luxury European train in the late 19th and early 20th centuries and which is recognizable worldwide and synonymous with sophisticated travel and refined elegance.

Marketing, Sales and Public Relations

        OEH's sales and marketing function is based upon direct sales, cross-selling to existing customers and public relations. OEH has a global sales force of over 220 persons in 40 locations. Hotel marketing is coordinated through OEH's regional sales offices mainly in New York, Paris, Frankfurt and London while the tourist trains and cruiseship are marketed through sales and reservations offices in Providence (Rhode Island), London, Paris, Cologne, Tokyo, Singapore and Cusco. OEH also has local sales representatives at many of the hotels. The responsibilities of OEH's sales staff include promoting special events, working with group and corporate account representatives and planning direct mail efforts. OEH belongs to a number of international organizations, such as "The Leading Hotels of the World" and "Preferred Hotels and Resorts Worldwide", to promote its properties in conjunction with other non-branded, luxury operators.

        Internet usage is an important direct sales tool. Through OEH's website (www.orient-express.com), with its prize-winning design, OEH offers direct reservations services to customers. On-line sales have lower transaction costs by saving travel agent commissions and tour operator discounts. The internet also enhances marketing exposure and increases distribution.

        Because repeat customers appreciate the consistent quality of OEH's hotels, trains and restaurants, an important aspect of its strategy is to promote other OEH properties through various cross-selling efforts. These include direct mail to existing customers, in-house brochures and promotions, discounted special offers, and OEH's "Orient-Express Travel Club" website and in-house "Orient-Express Magazine". OEH also sells luxury souvenir goods branded with the names of its travel products.

        OEH's marketing strategy also focuses on public relations, which it believes is a highly cost-effective marketing tool for luxury properties. Because of the unique nature of the OEH properties, guests are more likely to hear about OEH's hotels and tours through word-of-mouth or magazine or newspaper articles rather than through direct advertising. OEH has two in-house public relations offices in London and New York and representatives in 13 countries worldwide, including contracts with third-party public relations firms, to promote its properties through travel magazines, newspapers and other media. During 2003, OEH hosted over 1,700 journalists at its various properties. As a result, about 6,000 articles and stories were published or broadcast about OEH's properties, many in publications with large local, regional or international circulations.

Industry Awards

        OEH has gained a worldwide reputation for quality and service in the luxury segment of the leisure and business travel market. Over the years, OEH's properties have won numerous national and international awards given by trade or consumer publications such as Conde Nast Traveller, Gourmet, Travel & Leisure and Tatler and private subscription newsletters such as Andrew Harper's Hideaway Report, or industry bodies such as the American Automobile Association. The awards are based on opinion polls of their readers or the professional opinion of journalists or panels of experts. The awards are believed to influence consumer choice and are therefore highly prized.

Competition

        OEH competes for hotel and restaurant acquisition opportunities with others who may have substantially greater financial resources. This competition may have the effect of increasing OEH's acquisition costs, reducing the number of suitable investment opportunities offered to OEH and increasing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Competition for guests in the hospitality industry is based generally on the convenience of location, the quality of the property, pricing, range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of OEH's markets could impact the convenience or desirability of the sites of OEH's hotels and restaurants, and so could adversely affect their profitability. Also, new or existing competitors could significantly lower prices or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which OEH's hotels and restaurants compete.

        OEH's strategy is to acquire only hotels which have special locations and distinctive character. Many are in areas with unique local history or high entry barriers because of zoning restrictions. OEH builds its competitive advantage further by offering high quality service and cuisine, often with a local flavor. Typically, therefore, OEH competes by providing a special combination of location, character, cuisine and service rather than relying on price competition.

        OEH's luxury trains have no direct competitors. Other trains exist on similar routes, but management believes OEH's trains and onboard service are so unique that guests consider an OEH train more as a luxury experience and an end in itself rather than as a means of transport.

Employees

        OEH currently employs about 5,300 persons, about 2,200 of whom are represented by labor unions. Approximately 4,600 persons are employed in the hotels and restaurants, 640 are employed in the trains and cruises business, and the balance are engaged in central administration and sales.

        Management believes that OEH's ongoing labor relations are satisfactory but these could deteriorate at any time due to disputes over wage or benefit levels, working conditions or OEH's response to changes in government regulation of workers and the workplace. OEH's operations rely heavily on employees providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees could adversely affect OEH's ability to provide those services.

Government Regulation

        OEH and its properties are subject to numerous laws and government regulations such as those relating to food and beverage preparation and sale, liquor service, health and safety of premises, employee relations, the environment and handling of hazardous substances. Management believes that OEH is in compliance in all material respects with relevant laws and regulations with respect to its business. Changes in these and in government tax rates or regimes, however, may adversely affect the results of OEH's various properties.

        The expansion of existing properties may be dependent upon obtaining necessary planning/building permits or zoning variances from local authorities. The failure or delay to obtain these could adversely affect OEH's strategy of increasing revenues and net income through expansion of existing properties.

Certain Trading Factors

        OEH's business prospects, financial condition, results of operations or cash flow could be adversely affected by the following trading factors as well as others described in this report.

        OEH's operations are subject to factors generally encountered in the hospitality industry, such as

  •
  cyclical downturns arising from changes in general and local economic conditions,

  •
  dependence on varying levels of tourism, business travel and corporate entertainment,

  •
  rising or falling disposable income of consumers and the traveling public,

  •
  changes in popular travel patterns,

  •
  competition from other hotels and leisure time activities,

  •
  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

  •
  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

  •
  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

  •
  foreign exchange rate movements,

  •
  adverse weather conditions or destructive forces like fire or flooding, and

  •
  seasonality, in that many of OEH's hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among the hotels and other properties because of their geographic diversity. The recent SARS epidemic is Asia, for example, caused a reduction in passenger bookings on OEH's tourist train operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak has been contained, it is possible that the disease could re-emerge. The occurrence of this or a similar event may have a negative impact on OEH's operations.

        In particular, international, regional and even domestic travel has been disrupted as a result of terrorist attacks in the U.S. on September 11, 2001, the continuing threat of terrorism and the wars in Afghanistan and Iraq. Demand for most of OEH's properties declined since the September 11 attacks, and the effects of the disruption are continuing to be felt. For example, American leisure travellers seem more reluctant to go abroad, and booking lead-times by guests, travel agents and tour operators have shortened.

        OEH's hotels and restaurants are subject to risk generally incident to the ownership of commercial real estate and often beyond its control. These include

  •
  changes in national, regional and local economic and political conditions,

  •
  changes in interest rates and in the availability, cost and terms of financing,

  •
  the impact of present or future governmental legislation and regulations (including environmental laws),

  •
  the ongoing need for capital improvements to maintain or upgrade properties,

  •
  changes in property taxes and operating expenses, and

  •
  the potential for uninsured or under insured losses.

        Local weather conditions such as storms and hurricanes, destructive forces like fire or flooding and, in the case of OEH's tourist trains, disruption of the railway networks on which they operate may adversely affect operations and revenue at individual OEH properties. OEH carries property and loss of earnings insurance in amounts management deems adequate, but damages may exceed the insurance limits or be outside the scope of coverage.

        Management intends to increase revenues and net income through acquisitions of new properties and expansion of existing ones. Pursuit of these opportunities depends on OEH's ability to identify suitable properties, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and governmental permits, to build on schedule and with minimum disruption to guests, and to integrate new properties into OEH's operations. Also, the acquisition of properties in new geographic locations may present operating and marketing challenges that are different from those currently encountered in existing locations. OEH may develop new properties in the future which are subject to such adverse factors as market or site deterioration after acquisition, inclement weather, construction delays, labor or materials shortages, work stoppages and the unavailability of construction and permanent financing.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. Current expansion plans call for the expenditure of up to an aggregate of $90,000,000 over the next few years to add new rooms or facilities at existing properties, and current acquisition plans contemplate expenditure of about $50,000,000 per year for new properties which would be financed mainly by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depend on prevailing market conditions and the acceptability of financing terms offered to OEH. There can be no assurance that future borrowings or equity financing will be available to OEH, or available on acceptable terms, in an amount sufficient to fund OEH's needs. Future equity financings may be dilutive to existing holders of OEH shares, and future debt financings may involve restrictive covenants limiting OEH's flexibility to operate its business.

        Currency fluctuations may materially affect OEH's financial statements and operating margins because of the geographic diversity of its operations linked to foreign currencies. OEH financial statements are presented in U.S. dollars and can be impacted by foreign exchange fluctuations through both (i) translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and (ii) transaction risk, which is the risk that the currency of OEH's costs and liabilities fluctuates in relation to the currency of its revenue and assets, which fluctuation may adversely affect operating margins. With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. OEH tries to match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge. With respect to transaction risk, OEH may try to mitigate its exposure by entering into forward foreign exchange contracts from time to time. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk below.

        OEH may incur a significant amount of debt from time to time which could require OEH to dedicate much of its cash flow from operations to payments on indebtedness, thus

  •
  reducing the availability of cash flow to fund working capital, capital expenditures, product and service development and other general corporate purposes,

  •
  limiting OEH's ability to obtain additional financing,

  •
  increasing OEH's vulnerability to adverse economic and industry conditions and the seasonality of some OEH properties, or

  •
  limiting OEH's flexibility in planning for, or reacting to, changes in its business.

        Also, since most of OEH's long-term debt accrues interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase interest payment obligations. From time to time OEH enters into hedging transactions in order to manage its floating interest rate exposure. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk below.

OEH's Relationship with Sea Containers Ltd.

        Sea Containers Ltd. ("SCL"), a Bermuda company with shares listed on the New York Stock Exchange, currently owns about 42% of the Company's Class A and B common shares (excluding the Class B shares owned by a Company subsidiary) having about 15% of the combined voting power of all outstanding Class A and B common shares of the Company. See Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters below. SCL engages in three main businesses, namely (i) service-oriented ferry and rail transport operations primarily in and around Britain and Scandinavia, (ii) worldwide marine cargo container leasing primarily through its GE SeaCo joint venture with General Electric Capital Corporation and (iii) hotel and leisure operations through OEH. Until the initial public offering of the Company's Class A shares in August 2000, OEH was a wholly-owned subsidiary of SCL.

        At the time of the initial public offering, the Company and certain of its subsidiaries and SCL entered into agreements providing for the separation of their business operations and various ongoing relationships between the companies such as shared services and offices, tax matters and noncompetition, and relating to the shares of the Company and SCL owned by their respective subsidiaries. See Item 13—Certain Relationships and Related Transactions below.

        As a result of sales by the Company and SCL of the Company's common shares since the initial public offering, SCL currently owns less than a majority of the equity shares in the Company (disregarding the Company shares owned by its subsidiary) and holds less than majority voting power for most matters submitted to a vote of Company shareholders. Accordingly, SCL no longer has power to elect the Company's Board of Directors or otherwise to control OEH's business direction and policies. Of the seven directors on the Company's Board, only three are also directors or officers of SCL. OEH has ceased to be a consolidated subsidiary of SCL and is accounted for in SCL's financial statements using the equity method of accounting. The Company has filed a registration statement with the SEC, which was declared effective on February 19, 2003, for sales by SCL from time to time, in one or more transactions, of any or all of its remaining common shares in the Company.

        OEH has guaranteed no debt of SCL. All former guarantees by SCL of OEH debt dating from before the Company's initial public offering have been or are being terminated. See Note 17 to the Financial Statements below.

Exhibit 99 (c)

SEA CONTAINERS LTD.
(the "Company")

Isle of Man Steam Packet Pro Forma Financial Information

        As previously reported in a Current Report on Form 8-K dated August 4, 2003, on July 18, 2003, the Company completed the cash sale of all of the shares of its indirect wholly-owned subsidiary Sea Containers Isle of Man Ltd., which was the holding company of Sea Containers' Isle of Man Steam Packet ferry business, including The Isle of Man Steam Packet Company Ltd. (collectively, "Steam Packet").

        In connection with Registration Statements on Form S-3 filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, set forth below is a pro forma statement of consolidated operations of the Company and its subsidiaries for the year ended December 31, 2003 reflecting the sale of Steam Packet and the application of the sale proceeds as if the transaction had occurred on January 1, 2002.

        A pro forma statement of consolidated operations of the Company and its subsidiaries for the year ended December 31, 2002 reflecting the sale of Steam Packet and the application of the sale proceeds as if the transaction had occurred on January 1, 2002, was included in the Current Report on Form 8-K referred to above. No pro forma consolidated balance sheet is provided herein because the transaction has been accounted for in the December 31, 2003 consolidated balance sheet of the Company and its subsidiaries included in this Annual Report on Form 10-K for the year ended December 31, 2003.

        The pro forma financial information presented herein is not necessarily indicative of the results of operations of the Company and its subsidiaries that might have occurred had the sale of Steam Packet actually taken place on January 1, 2002, or of future results of their operations. The pro forma financial statement is based upon the historical consolidated financial statements of the Company included in its Annual Reports on Form 10-K for the years ended December 31, 2002 and December 31, 2003, and should be read in conjunction with those historical financial statements and the notes thereto. Included in the historical and pro forma results of operations for the year ended December 31, 2003 are certain non-recurring charges of $46,000,000. Those charges predominantly relate to the restructuring of the Company's ferry operations which were incurred as a result of the Steam Packet sale.

Sea Containers Ltd. and Subsidiaries
Pro Forma Statement of Consolidated Operations (unaudited)

Year ended December 31, 2003	Historical	Pro forma Adjustments		Pro forma
	(Dollars in thousands, except per share amounts)
Revenue	$1,644,709	$(39,283)		$1,605,426
Other	39,989	—		39,989

	1,684,698	(39,283)		1,645,415

Expenses:
Depreciation and amortization	113,471	(2,742)		110,729
Operating	1,199,513	(22,881)		1,176,632
Selling, general and administrative	219,739	(4,631)		215,108

Total expenses	1,532,723	(30,254)		1,502,469

Gain on sale of ferry assets and non-recurring charges	54,000	(100,000	)(1)	(46,000)

Earnings from operations before net finance costs	205,975	(109,029)		96,946
Interest expense, net of capitalized interest	(95,319)	9,466	(2)	(85,853)
Interest and related income	10,026	—		10,026

Net finance costs	(85,293)	9,466		(75,827)

Earnings before income taxes	120,682	(99,563)		21,119
Provision for income taxes	8,224	(431)		7,793

Net earnings	112,458	(99,132)		13,326
Preferred share dividends	1,088	—		1,088

Net earnings on class A and class B common shares	$111,370	$(99,132)		$12,238

Earnings per class A and class B common share:
Basic	$5.28			$0.58

Diluted	$5.20			$0.58

(1)
The gain on sale was $100,000,000 and the non-recurring charges amounted to $46,000,000.

(2)
Adjustment for interest expense saved following repayment of debt and senior notes with proceeds from the sale, calculated at the actual interest rates in the year 2003 on the respective debt and senior notes repaid.

$150,000,000

Sea Containers Ltd.

% Senior Notes due 2014

P R O S P E C T U S    S U P P L E M E N T

                        , 2004

Citigroup

Lazard

Scotia Capital

Fortis Investment Services LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The expenses to be incurred by the Registrant in connection with the filing of this "shelf" Registration Statement and the issuance and distribution of one series of debt securities hereunder, other than any selling discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee	$54,570
Rating agency fees	200,000
Legal fees and expenses	175,000
Accountants' fees and expenses	70,000
Printing and engraving expenses	150,000
Blue sky fees and expenses	5,000
Trustee's fees and expenses	20,000
Miscellaneous	25,430

Total	$700,000

Item 15. Indemnification of Directors and Officers.

        Bye-Law 119 of the Registrant provides as follows (references therein to the Company are references to Sea Containers Ltd. and references to the Act mean Bermuda's Companies Act 1981 and such other statutory corporate enactments in Bermuda as are from time to time in force concerning companies insofar as the same applies to the Company):

          "119. (a) Subject to the proviso below, every Director and other officer of the Company and every member of a committee duly constituted under Bye-Law 86 shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election; provided that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Act.

          "(b) Every Director and other officer of the Company and every member of a committee duly constituted under Bye-Law 86 shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Act in which relief from liability is granted to him by the Court.

          "(c) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of a Director or other officer of the Company or a member of a committee duly constituted under Bye-Law 86 to repay such amount unless it shall be ultimately determined that such Director, officer or committee member is entitled to be indemnified by the Company pursuant to these Bye-Laws or otherwise.

          "(d) To the extent that any Director, officer or member of a committee duly constituted under Bye-Law 86 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge."

        Reference is made to (i) the Indemnification Agreement (Exhibit 99 to this Registration Statement) concerning the indemnification by the Registrant of its authorized representative in the United States, and (ii) Section 5 of the Standard Underwriting Agreement Provisions (Exhibit 1 to this Registration Statement) for certain provisions as to the indemnification of directors, certain officers and controlling persons of the Registrant by the prospective underwriters.

        The Registrant also maintains directors' and officers' liability and corporate reimbursement insurance. Such insurance, subject to annual renewal and certain rights of the insurers to terminate, provides an aggregate maximum of $40,000,000 of coverage to directors and officers of the Registrant and its subsidiaries against claims made during the policy period.

Item 16. Exhibits.

Exhibit Number		Description
1	—	Form of Standard Underwriting Agreement Provisions and Pricing Agreement.
4	—	Indenture between the Registrant and The Bank of New York, as Trustee, relating to Debt Securities issuable from time to time.
5.1	—	Opinion of Carter Ledyard & Milburn LLP.(1)
5.2	—	Opinion of Appleby Spurling & Kempe (renamed Appleby Spurling Hunter effective April 1, 2004).(1)
12	—	Statement of computation of ratios of earnings to fixed charges.(2)
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Carter Ledyard & Milburn LLP (included in Exhibit 5.1).(1)
23.3	—	Consent of Appleby Spurling & Kempe (included in Exhibit 5.2).(1)
24	—	Powers of Attorney.(1)
25	—	Form T-1 Statement of Eligibility of The Bank of New York under the Trust Indenture Act of 1939 with respect to Exhibit 4.(1)
99	—	Indemnification Agreement between the Registrant and Robert M. Riggs.(1)

(1)
Previously filed in this Registration Statement.
(2)
Filed as Exhibit 12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 15th day of April, 2004.

SEA CONTAINERS LTD.
By:	/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan Senior Vice President—Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed below by the following persons in the capacities indicated on April 15, 2004.

Signature	Title

* James B. Sherwood	President and Director (Principal Executive Officer)
/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan	Senior Vice President—Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
* John D. Campbell	Director
* W. Murray Grindrod	Director
* Robert M. Riggs	Director and Authorized Representative in the United States
* Philip J.R. Schlee	Director
* Charles N.C. Sherwood	Director

* Michael J.L. Stracey	Director
*By:	/s/ DANIEL J. O'SULLIVAN Daniel J. O'Sullivan Attorney-in-Fact

Registration No. 333-11588

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

EXHIBITS

FILED WITH

Amendment No. 2
to
Form S-3

Registration Statement
under
the Securities Act of 1933

SEA CONTAINERS LTD.
(Exact name of Registrant as specified in its charter)

EXHIBIT INDEX

Exhibit Number		Description
1	—	Form of Standard Underwriting Agreement Provisions and Pricing Agreement.
4	—	Indenture between the Registrant and The Bank of New York, as Trustee, relating to Debt Securities issuable from time to time.
5.1	—	Opinion of Carter Ledyard & Milburn LLP.(1)
5.2	—	Opinion of Appleby Spurling & Kempe (renamed Appleby Spurling Hunter effective April 1, 2004).(1)
12	—	Statement of computation of ratios of earnings to fixed charges.(2)
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Carter Ledyard & Milburn LLP (included in Exhibit 5.1).(1)
23.3	—	Consent of Appleby Spurling & Kempe (included in Exhibit 5.2).(1)
24	—	Powers of Attorney.(1)
25	—	Form T-1 Statement of Eligibility of The Bank of New York under the Trust Indenture Act of 1939 with respect to Exhibit 4.(1)
99	—	Indemnification Agreement between the Registrant and Robert M. Riggs.(1)

(1)
Previously filed in this Registration Statement.

(2)
Filed as Exhibit 12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.

QuickLinks

Summary
Sea Containers Ltd.
The Offering
Summary Consolidated Financial Data
Risk Factors
Risk Factors Relating to Our Financial Condition
Risk Factors Relating to Your Ownership of the Notes
Risk Factors Relating to our Businesses
Other Risks
Forward-Looking Statements
Use of Proceeds
Capitalization
Relationship with Orient-Express Hotels
Description of the Notes
Material United States Federal Income Taxation Considerations
Underwriting
Legal Matters
Experts

RATIOS OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
BERMUDA TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
AUTHORIZED REPRESENTATIVE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
  APPENDIX A

PART I
  ITEM 1. Business
FERRY OPERATIONS
RAIL OPERATIONS
CONTAINER LEASING
ORIENT-EXPRESS HOTELS
OTHER SCL ACTIVITIES
PART II
  ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters
  ITEM 6. Selected Financial Data
  ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
  ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk
  ITEM 8. Financial Statements and Supplementary Data
INDEPENDENT AUDITORS' REPORT
Sea Containers Ltd. and Subsidiaries Consolidated Balance Sheets
Sea Containers Ltd. and Subsidiaries Statements of Consolidated Operations
Sea Containers Ltd. and Subsidiaries Statements of Consolidated Cash Flows
Sea Containers Ltd. and Subsidiaries Statements of Consolidated Shareholders' Equity
Sea Containers Ltd. And Subsidiaries Notes to Consolidated Financial Statements
  ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
  ITEM 9A. Controls and Procedures
PART III
  ITEM 10. Directors and Executive Officers of the Registrant
  ITEM 11. Executive Compensation
  ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
  ITEM 13. Certain Relationships and Related Transactions
  ITEM 14. Principal Accountant Fees and Services
PART IV
  ITEM 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K
Sea Containers Ltd. and Subsidiaries Schedule II—Valuation and Qualifying Accounts
SIGNATURES
EXHIBIT INDEX
  Exhibit 3(b)
BYE-LAWS of SEA CONTAINERS LTD. (formerly named Sea Containers Atlantic Ltd.)
INTERPRETATION
  Exhibit 11
  Exhibit 12
  Exhibit 14
SEA CONTAINERS LTD. (the "Company")
Code of Business Practices for Principal Executive, Financial and Accounting Officers
SUBSIDIARIES OF SEA CONTAINERS LTD.
  Exhibit 23
CONSENTS OF INDEPENDENT PUBLIC ACCOUNTANTS
SEA CONTAINERS LTD. Rule 13a-14(a)/15d-14(a) Certification
SEA CONTAINERS LTD. Rule 13a-14(a)/15d-14(a) Certification
  Exhibit 32
SEA CONTAINERS LTD. Section 1350 Certification
  Exhibit 99(b)
  ITEM 1. Business
  Exhibit 99 (c)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX